
13001454

HMS • Holdings • Corp.

2012 **Annual Report**

HMS • Holdings • Corp.

Dear Shareholders,

2012 was a transitional year for HMS, as it was for many companies in healthcare. Despite some of the challenges we faced, we continued to achieve solid revenue growth that is reflective of the strategic progress we made during the year in all our markets—Medicaid, Medicare, and commercial.

Revenue in 2012 grew more than 30% over 2011 to $473.7 million, and GAAP EPS increased over the full year to $0.57.

Throughout the year we experienced a number of short-term challenges, including carriers' inability to process our Medicaid claims in accordance with new HIPAA mandated transactions, as well as slower than anticipated Medicaid program growth rates.

Even with these headwinds, 2012 saw HMS evolve into a broadly diversified company in terms of both products and markets. We re-procured every Third Party Liability contract that came up for rebid, reaffirming our leadership position. HDI continued to outperform on their Medicare RAC contract. We cemented our position as the market leader in Medicaid RAC, securing 15 new contracts. And our services—including our fraud, waste, and abuse solutions—gained traction with commercial plans.

We ended the year in a position of strength—with a solid infrastructure, healthy sales pipelines in all our markets, and concentrated efforts on innovation and development.

I am grateful to our clients, our shareholders, and our employees for their dedication, support, and ongoing commitment to ensure integrity within the healthcare system.



William C. Lucia
Chief Executive Officer
May 22, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50194

HMS HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	**11-3656261** (I.R.S. Employer Identification No.)
5615 High Point Drive, Irving, TX (Address of principal executive offices)	**75038** (Zip Code)

(Registrant's telephone number, including area code)

(214) 453-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock $0.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2012, the last business day of the registrant's most recently completed second quarter was $2.8 billion based on the last reported sale price of the registrant's Common Stock on the NASDAQ Global Select Market on that date.

There were 87,046,260 shares of common stock outstanding as of February 25, 2013.

Documents Incorporated by Reference

Unless provided in an amendment to this Annual Report on Form 10-K, the information required by Part III is incorporated by reference to the Registrant's 2013 Proxy Statement, to the extent stated herein. Such proxy statement or amendment will be filed with the SEC within 120 days of the Registrant's fiscal year ended December 31, 2012.

HMS HOLDINGS CORP. AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. From time to time, we also provide forward-looking statements in other materials we release to the public, as well as oral forward-looking statements. Such statements give our expectations or forecasts of future events; they do not relate strictly to historical or current facts.

We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will," "target," "seek," "forecast," "opinion" and similar expressions. In particular, these include statements relating to future actions, business plans, objects and prospects, future operating or financial performance or results of current and anticipated services, acquisitions and the performance of companies we have acquired, sales efforts, expenses, interest rates and the outcome of contingencies, such as financial results.

We cannot guarantee that any forward-looking statement will be realized. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. We caution you, therefore, against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance.

Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Annual Report on Form 10-K and in particular, the risks discussed under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and those discussed in other documents we file with the Securities and Exchange Commission.

Any forward-looking statements made by us in this Annual Report on Form 10-K speak only as of the date on which they are made. Factors or events that could cause actual results to differ may emerge from time to time and it is not possible for us to predict all of them. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. You are advised, however, to consult any further disclosures we make on related subjects in our Form10-Q and Form 8-K reports to the Securities and Exchange Commission.

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PART I

Item 1. Business.

HMS Holdings Corp. is a holding company whose principal business is conducted through its operating subsidiaries. Unless the context otherwise indicates, references in this Annual Report to the terms "HMS," "we," "our" and "us" refer to HMS Holdings Corp. its subsidiaries and affiliates.

General Overview

We provide cost containment services to government and private healthcare payers and sponsors. Our program integrity services ensure that healthcare claims are paid correctly, and our coordination of benefits services ensure that they are paid by the responsible party. Together, these services help clients recover amounts from liable third parties; prevent future improper payments; reduce fraud, waste and abuse; and ensure regulatory compliance.

The demand for our services arises, in part, from the small but significant percentage of healthcare funds spent in error, where another payer was actually responsible for the service, or a mistake was made in applying complex claim processing rules. According to the 2012 Agency Financial Report, the U.S. Department of Health and Human Services estimates that improper payments in the Medicaid and Medicare programs totaled $64.2 billion in 2011. Our services focus on containing costs by detecting and reducing the errors that result in improper payments.

Our clients are the Centers for Medicare & Medicaid Services (CMS); state Medicaid agencies; commercial health plans, including Medicaid managed care, Medicare Advantage, and group health lines of business; government and private employers; Pharmacy Benefit Managers (PBMs); child support agencies; the Veterans Health Administration (VHA); and other healthcare payers and sponsors.

Since our inception, we have grown both organically and through targeted acquisitions. In 1985 we began providing coordination of benefits services to state Medicaid agencies. We expanded into the Medicaid managed care market, providing similar coordination of benefits services when Medicaid began to migrate members to managed care. We launched our program integrity services in 2007 and have since acquired several businesses to expand our service offerings. In 2009, we entered the Medicare market with our acquisition of IntegriGuard, LLC, or IntegriGuard, now doing business as HMS Federal, which provides fraud, waste and abuse analytical services to the Medicare program. In 2009 and 2010, we entered the employer market, working with large self-funded employers through our acquisitions of Verify Solutions, Inc. and Chapman Kelly, Inc. In 2011, we extended our reach in the federal, state and commercial markets with our acquisition of HealthDataInsights, Inc., or HDI. HDI provides improper payment identification services for government and commercial health plans, and is the Medicare Recovery Audit Contractor (RAC) in CMS Region D, covering 17 states and three U.S. territories. In December 2012, we acquired the assets and liabilities of MedRecovery Management, LLC, or MRM, which provides Workers' Compensation recovery services for commercial health plans, for an aggregate purchase price of $11.8 million, consisting of a $10.8 million initial cash payment and $1.0 million in future contingent payments that are based on the achievement of certain performance milestones. We recognized $11.2 million of goodwill in connection with our acquisition of MRM. We expect to reallocate the intangible assets in 2013 from goodwill upon the completion of our assessment of the fair value of the assets acquired.

As of December 31, 2012, we served CMS, the VHA, 47 state Medicaid agencies and the District of Columbia. We also provided services to approximately 100 commercial clients and supported their multiple lines of business, including Medicaid managed care, Medicare Advantage, and group health.

Our 2012 revenue increased to $473.7 million, $109.8 million, or 30.2%, over 2011 revenue, primarily as a result of our acquisition of HDI, the addition of new clients and the expansion of services to existing clients.

The Healthcare Environment

The largest government healthcare programs are Medicare, the healthcare program for aged and disabled citizens that is administered by CMS, and Medicaid, the program that provides medical assistance to eligible low income persons, which is also regulated by CMS, but administered by each state. For 2012, Medicare and Medicaid are projected to have paid over one-third of the nation's healthcare expenditures and to have served over 105 million beneficiaries. Many of these beneficiaries are enrolled in managed care plans, which have the responsibility for both patient care and claim adjudication and increasingly more states are expanding their use of managed care for certain populations and geographic areas.

By law, the Medicaid program is intended to be the payer of last resort; that is, all other available third party resources must meet their legal obligation to pay claims before the Medicaid program pays for the care of an individual enrolled in Medicaid. Under Title XIX of the Social Security Act, states are required to take all reasonable measures to ascertain the legal liability of "third parties" for healthcare services provided to Medicaid recipients. Since 1985, we have provided state Medicaid agencies with services to identify third parties with primary liability for Medicaid claims; since 2005, we have provided similar services to Medicaid managed care plans.

Signed into law in February 2006, the Deficit Reduction Act, or the DRA, established a Medicaid Integrity Program to increase the government's capacity to prevent, detect and address fraud and abuse in the Medicaid program. The DRA added new entities, such as self-insured plans, PBMs and other "legally responsible" parties to the list of entities subject to the provisions of the Social Security Act. These measures, at both the federal and state level, have strengthened our ability to identify and recover erroneous payments made by our clients.

The Patient Protection and Affordable Care Act, as amended, or the ACA, was signed into law on March 23, 2010. Upheld by the Supreme Court in June 2012, this legislation touches almost every sector of the healthcare system, and we believe it provides us with a range of growth opportunities across products and markets. We are focused on four critical areas related to this legislation:

- Medicaid Expansion
- Eligibility Verification
- Program Integrity, and
- Employer-Sponsored Health Coverage

Medicaid Expansion: States that expand their Medicaid programs in accordance with the ACA will receive federal funding for the total cost of the expansion for a period of three years, and reduced funding for an additional two years. As of the date of this Annual Report, more than half of the states have opted to expand their Medicaid programs as provided under the ACA. According to CMS's projections for national health expenditures for 2011-2021, which we refer to as the CMS NHE Projections, the number of individuals enrolled in Medicaid and the Children's Health Insurance Program, or CHIP, is expected to increase from 62.1 million in 2012 to 86.9 million in 2021, with expenditures expected to more than double over the same period from $472 billion to $963 billion. These projections were published before the Supreme Court decision in July 2011 upholding the ACA, which made Medicaid expansion optional for states. The Congressional Budget Office, or the CBO, issued a report in February 2013 (*The Budget and Economic Outlook: Fiscal Years 2013 to 2023*) in which it lowered its March 2010 projections of Federal spending in Medicaid and Medicare by five percent and also lowered the seven-year projections for Medicaid and Medicare spending in 2020 by approximately 15% for each program. We expect that CMS will lower its projections of Medicaid and Medicare expenditures based on these new CBO projections. Regardless, we anticipate a considerable increase in the need for our cost containment services by states and the managed care organizations they use. We believe that our strong history of successful contracting with Medicaid agencies and Medicaid managed care organizations will enable us to provide value-added services to control the costs for this expanded population.

Eligibility Verification: The ACA calls for increased efficiency, automation and administrative simplification in addressing program eligibility determination, both as a component of the health insurance exchanges (similar to the "Health Connector" program established in Massachusetts) and as a pathway to the more effective management of existing entitlement programs. Driven both by insurance exchange requirements and by the pressures to achieve program efficiency and simplification, states are increasingly moving to implement solutions involving automation of the verification of eligibility, bringing in increased external data, and analytics relating to supporting eligibility decision-making. We believe that our data and data matching capabilities equip us to assist states in verifying eligibility for coverage within the exchange and eligibility services environment.

Program Integrity: The ACA contains a number of provisions for combating fraud and abuse throughout the healthcare system, including in Medicaid and Medicare. These initiatives include (i) requiring state Medicaid agencies to contract with RACs and deploy programs modeled on CMS' existing Medicare RAC program, (ii) expanding CMS' Medicare RAC Program to include Medicare Part C and D, (iii) establishing a national healthcare fraud and abuse data collection program, and (iv) increasing scrutiny of providers and suppliers who want to participate in Medicare, Medicaid and other federally-funded programs. In addition, the ACA allows for significant increases in funding for these and other fraud, waste and abuse efforts. We continue to build on our current partnerships with CMS, states and health plans to provide innovative ideas for increasing our support of their new program integrity initiatives.

Employer-Sponsored Health Coverage: The ACA largely preserves and builds upon the existing employer-sponsored health coverage model. Though not all employers will be required to provide healthcare coverage, large employers (i.e. those with 50 or more full time equivalents) may be penalized if they do not offer coverage or offer coverage that does not meet certain requirements and one or more of their full time employees receives a Federal tax credit or cost sharing subsidy through a Health Insurance Exchange. Employers will also be prohibited from imposing waiting periods for enrollment of more than 90 days, and in certain cases, employers will have to automatically enroll employees into their benefit plans, while providing them with the ability to opt out. These requirements, coupled with the Medicaid expansion and implementation of health insurance exchanges, will result in more overlapping coverage situations and an opportunity for our employer clients and Medicaid to collaborate. We expect that we will be able to offer a range of audit services to employers of all sizes, which will be valuable as these employers extend coverage to their employees.

Principal Products and Services

Our payment integrity services draw upon proprietary information management and data mining techniques to assure that the right party pays a healthcare claim, which we refer to as coordination of benefits, and that the payment itself is appropriate or accurate, which we refer to as program integrity. In 2012, we recovered more than $3.2 billion for our clients and provided data to our clients that assisted them in preventing billions of dollars more in erroneous payments.


Products
Coordination of Benefits
Program Integrity
Claim Stages
Enrollment | Pre-payment | Post-payment/Recovery
Error Types
Eligibility | Financial | Clinical | Compliance | Fraud
Markets
Medicaid | Medicare | Commercial
Claim Types
Inpatient | Outpatient | Rx | DME | LTC | Beh. Health | Physician | Dental | Vision | etc.

Our services are applicable to the federal, state, and commercial health plan markets and address errors across the payment continuum, from an individual's enrollment in a program before any medical service is rendered, to pre-payment review of a claim by a payer, through recovery audit where discovery of an improper payment is made. Our services also address the wide spectrum of payment errors, from eligibility and coordination of benefits errors, to the identification and investigation of potential fraud, and extend to most all claim types.

In general, our services include the following:

- *Coordination of benefits services.* We provide cost avoidance services, in which we provide validated insurance coverage information that is used by government-sponsored payers to coordinate benefits properly for incoming claims. With validated insurance information, Medicaid can avoid unnecessary costs by ensuring that it pays only after all other benefits available have been exhausted, thereby complying with federal regulations requiring Medicaid to be the payer of last resort. Nevertheless, due to a variety of factors, some Medicaid claims are paid even when there is a known responsible third party. Our government-sponsored program clients rely on us to identify dollars paid in error and to recover these amounts from the liable third party. For Medicaid agencies exclusively, we provide estate recovery services to identify and recover Medicaid expenditures from the estates of deceased Medicaid members in accordance with state policies. We also provide services to assist clients in identifying other third-party insurance and recovering medical expenses where a member is involved in a casualty or tort incident.
- *Program integrity services.* Our program integrity services are designed to verify that medical services are utilized, billed, and paid appropriately. Our services combine data analytics, clinical expertise, and proprietary technology to identify improper payments on both a pre-payment and post-payment basis; identify and recover overpayments/underpayments; detect and prevent fraud and abuse; and identify process improvements.

Clients

Our primary client base is comprised of CMS, state Medicaid agencies, and commercial health plans, including Medicaid managed care, Medicare Advantage, and group health lines of business.

Our largest client in 2012 was CMS, which accounted for 18.2%, 2.4% and 2.6% of our total revenue for the years ended December 31, 2012, 2011 and 2010, respectively. CMS has been our client since 2006 and since that time we have performed work for CMS directly and as a subcontractor, under several contracts. Our largest contract with CMS is through HDI, under which HDI has served as the Medicare RAC for Region D since October 2008 and which expires in February 2014. In February 2013, CMS issued a request for quote (RFQ) related to the Medicare RAC program. We expect that the bidding process on this RFQ will be competitive.

Our second largest client in 2012 was the New Jersey Department of Human Services. This client accounted for 6.4%, 7.0% and 5.3% of our total revenue for the years ended December 31, 2012, 2011 and 2010, respectively. We provide services to this client pursuant to a contract that was originally awarded in January 2008 and extends through June 2013. The contract was also expanded in 2011 to designate us as the Medicaid RAC for the state. The loss of either one of these contracts would have a material adverse effect on our financial position, results of operations and cash flows.

The list of our ten largest clients changes periodically. For the years ended December 31, 2012, 2011 and 2010, our ten largest clients represented 46.9%, 37.9% and 36.4% of our revenue, respectively. Our agreements with these clients expire between 2013 and 2016.

We provide products and services under contracts that contain various fee structures, including contingency fee and fixed fee arrangements. Most of our contracts have terms of three to five years, including optional renewal terms. In many instances, we provide our services pursuant to agreements that are subject to periodic competitive reprocurements. Several of our contracts, including those with our ten largest clients, may be terminated for convenience. We cannot provide assurance that our contracts, including those with our ten largest clients, will not be terminated for convenience or that any of these contracts will be renewed, and, if renewed, that the fee structures will be equal to those currently in effect.

Market Trends/Opportunities

Containing healthcare expenditures presents challenges for the government due to the number and variety of programs at the state and federal level, the government appropriations process, and the rise in the cost of care and number of beneficiaries. The ACA adds increased pressure to states to cover more individuals even as many states are projecting significant budget deficits, making cost containment a high priority.

Government healthcare programs continue to grow. CMS has projected that Medicaid, CHIP, and Medicare expenditures will increase to nearly $2.0 trillion by 2021.

According to CMS' NHE Projections, at the end of 2012, Medicare programs covered approximately 49.5 million people and spent approximately $591 billion. CMS projects that at the end of 2012, Medicaid/CHIP programs covered approximately 62.1 million people and spent approximately $472 billion. Altogether, it is projected that the government programs we serve covered more than 111.6 million people and have spent nearly $1.1 trillion in 2012. We believe that enrollment in these programs will increase as a result of the ACA. CMS projects that in 2016, Medicare will cover 55.9 million people and will spend $707 billion; Medicaid/CHIP is expected to cover 87.2 million people and will spend $687 billion.

These projections preceded the Supreme Court decision upholding the ACA, which made Medicaid expansion optional for states. In its February 2013 Report, the CBO lowered its March 2010 projections of Federal spending in Medicaid and Medicare by five percent and also lowered the seven-year projections for Medicaid and Medicare spending in 2020 by approximately 15% for each program. We expect that CMS will lower its projections of Medicaid and Medicare based on the new CBO projections.

Regardless, coordinating benefits among a growing number of healthcare payers and ensuring that claims are paid appropriately represents both an enormous challenge for our clients and an opportunity for us.

Competition

Within our core coordination of benefits services, we compete primarily with large business outsourcing and technology firms, claims processors, clearinghouses, and smaller regional firms; these companies include Optum and Emdeon Inc. In addition, we frequently compete against clients who may elect to perform recovery and cost avoidance functions in-house. Against these competitors, we typically compete favorably on the basis of a variety of factors, including our ability to maximize recoveries and cost avoidance, our in-depth government healthcare program experience, staff expertise, extensive insurance eligibility database, proprietary systems and processes, existing relationships, and our ability to sustain operations under contingency fee structures.

The competitive environment in the program integrity market is much more intense, owing largely to the variety of services that can be tailored to meet healthcare payers' cost containment needs. Among the competitors in this space are the other Medicare Recovery Audit Contractors (CGI Federal, Inc., Connolly, and DCS/Performant), two of which also have at least one Medicaid RAC contract; other claim audit vendors (including Cognosante, Myers & Stauffer LC, and PRGX Global, Inc.); fraud, waste, and abuse claim edit and predictive analysis companies (such as Emdeon, Inc., Verisk Health, Inc., and LexisNexis Risk Solutions), and numerous regional utilization management companies.

Business Strategy

Over the course of 2013, we expect to grow our business through a number of strategic objectives or initiatives that may include:

- *Drive organic growth.* We will seek to tap demand for our services created by the steadily increasing expenditures of government-funded healthcare.

- *Leverage regulatory framework.* On behalf of our clients, we will take advantage of congressional and state legislation reinforcing the ability of government agencies to implement rigorous cost-containment programs.
- *Expand scope.* We will actively seek to expand our role with existing clients by extending our reach to include new audit strategies, services and claim types and by providing earlier access to claim data.
- *Improve the quality and effectiveness of our services.* We will continue implementing new technology and process improvements, which we expect will enable us to increase recovery yields and ensure client satisfaction.
- *Add new clients.* We will continue to market to government healthcare payers; commercial health plans, including Medicaid managed care, Medicare Advantage, and group health lines of business; and private employers.
- *Expand program integrity footprint.* We will continue to seek new program integrity business at the state and federal levels and in all our markets, including commercial.
- *Pursue market opportunities relating to automated eligibility verification.* We will respond to healthcare payers seeking to automate the decision-support processes related to determination of eligibility for healthcare services.
- *Add new services.* Where opportunities exist, we will continue to add services closely related to cost containment through internal development and/or acquisition.
- *Add new markets.* We will seek to identify opportunities to provide our coordination of benefits, program integrity, and eligibility services to new markets in the government and commercial healthcare space.

Employees

As of December 31, 2012, we had 2,702 employees, of which 2,566 were full time. Of our total employees, 216 support selling, general and administrative activities.

Executive Officers of HMS Holdings Corp.

Our executive officers are subject to annual appointment by the Board of Directors. Set forth below is information regarding each of our executive officers.

Name	Age	Position
William C. Lucia	55	President and Chief Executive Officer
Walter D. Hosp	55	Executive Vice President & Chief Financial Officer and Chief Administrative Officer
Andrea Benko	57	Executive Vice President, President of HDI
Christina Dragonetti	49	Executive Vice President and Chief Development Officer
Jzaneen Lalani	40	Senior Vice President, Chief Corporate Counsel and Corporate Secretary
Edith Marshall	60	Senior Vice President and Chief Counsel
Cynthia Nustad	41	Senior Vice President, Chief Information Officer
Maria Perrin	49	Executive Vice President, Chief Marketing Officer
Ronald D. Singh	44	Executive Vice President of Commercial Markets
Tracy A. South	54	Senior Vice President, Human Resources

William C. Lucia has served as our President and Chief Executive Officer since March 2009 and as one of our directors since May 2008. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc. from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute (FLMI) Program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

Walter D. Hosp has served as our Executive Vice President, Chief Financial Officer, and Chief Administrative Officer since September 2011. From July 2007 through September 2011 he served as our Senior Vice President and Chief Financial Officer. Mr. Hosp has over 20 years of experience in senior financial executive positions for large publicly-traded healthcare companies. From August 2002 to July 2007, Mr. Hosp was Vice President and Treasurer of Medco Health Solutions, Inc. (MHS). Prior to MHS, Mr. Hosp served as Chief Financial Officer of Ciba Specialty Chemicals Corporation and as President of their Business Support Center. Mr. Hosp also served as Vice President and Treasurer for CIBA-GEIGY Corporation and Director of Treasury Operations for Avon Products, Inc. Mr. Hosp serves on the Board of Directors of the United Way of Westchester and Putnam.

Andrea Benko has served as our Executive Vice President and the President of HDI since December 2011 and has over 30 years of experience in the healthcare industry. Ms. Benko co-founded HDI and served as its Chief Executive Officer and President from December 2000 through the date of our acquisition of HDI. From 1998 to 1999, Ms. Benko served as Vice President, Mergers, Acquisitions & Business Development of Total Renal Care Holdings, Inc., now DaVita Inc. From 1996 to 1998, Ms. Benko served as the President and Chief Executive Officer of Total Physician Services, Inc. (TPS), a physician practice management company focused on HIV that she founded. Prior to TPS, Ms. Benko served in various capacities at Total Pharmaceutical Care, Inc. (TPC), now Apria Health Care Group. Prior to joining TPC, Ms. Benko spent nine years in the clinical laboratory industry in mergers and acquisitions, business development, sales management, and several years as a registered nurse.

Christina Dragonetti has served as our Executive Vice President and Chief Development Officer since September 2011. From January 2011 to September 2011, she served as our Executive Vice President of Corporate Development. From March 2009 to December 2010, Ms. Dragonetti served as our Executive Vice President of Managed Care Services and was responsible for our managed care and private health insurance arenas. Ms. Dragonetti has more than 20 years of experience within the HMS family of companies, having served in multiple roles in corporate communications and marketing, organizational development, and product development. From 2005 to 2009, Ms. Dragonetti served as the Senior Vice President for the Reimbursement Services Group, our wholly owned subsidiary, where she led the delivery of cost reporting and audit support services. From 1997 to 1999, she served as Corporate Director of Strategy, focused on strategic planning and acquisition integration.

Jzaneen Lalani has served as our Senior Vice President, Chief Corporate Counsel and Corporate Secretary since April 2012. From 2009 to 2012, Ms. Lalani maintained a sole proprietorship firm focusing on corporate and securities law. From 2004 to 2009, Ms. Lalani served as the General Counsel and Corporate Secretary of Memory Pharmaceuticals Corp., which was listed on Nasdaq. From 1999 to 2004, Ms. Lalani was an Associate in the corporate departments at Brobeck, Phleger & Harrison LLP and then at Kronish Lieb Weiner & Hellman LLP, where her practice focused on securities and capital markets and corporate governance.

Edith Marshall has served as our Senior Vice President and Chief Counsel since September 2011. From May 2010 to September 2011, she served as our Senior Vice President and General Counsel and as our Corporate Secretary through April 2012. Prior to joining HMS, Ms. Marshall was Counsel at the law firm of Arnold & Porter, LLP, where, as a member of the firm's FDA and Healthcare Practice Group, she counseled and represented clients in a wide range of matters arising under Medicare and Medicaid, the Public Health Service Act, the Veterans Health Care Act, HIPAA, fraud and abuse laws, state and federal statutes, and regulations pertaining to healthcare. Ms. Marshall previously held a variety of different positions in both the federal government and the private sector, including staff attorney at the U.S. Department of Health and Human Services, where she focused on Medicare and Medicaid issues; Senior Trial Attorney at the U.S. Department of Justice; Assistant U.S. Attorney for the District of Columbia and Deputy Chief of the Civil Division of the U.S. Attorney's Office; Principal of the Washington DC law firm of Powers Pyles Sutter & Verville, PC, where her practice focused on counseling and representation of healthcare industry clients; and Director of Legal Affairs for a hospital trade association.

Cynthia Nustad has served as our Senior Vice President and Chief Information Officer since February 2011. Ms. Nustad has over 15 years of management experience in the healthcare information technology industry. From January 2005 to January 2011, Ms. Nustad served as Vice President of Architecture and Technology for Regence (Blue Cross Blue Shield), where she was responsible for servicing a large corporation across multiple sites and states. From May 2002 to December 2004, Ms. Nustad served as the Vice President of Software Development and Product Management for OAO Healthcare Solutions, Inc. During her tenure at OAO, Ms. Nustad managed, from inception to commercialization, the strategic development of a flagship platform and database-independent managed care benefits and claims processing system designed for healthcare plans, self-insured employer groups, and government agencies—among others. Prior to OAO, Ms. Nustad held leadership roles at e-MedSoft.com and WellPoint Health Networks.

Maria Perrin has served as our Executive Vice President and Chief Marketing Officer since January 2013 and as our Chief Business Officer from September 2011 to January 2013. From March 2009 to September 2011, she served as our Executive Vice President of Government Services. From April 2007 to March 2009, Ms. Perrin served as our Senior Vice President of Government Relations. Ms. Perrin has over 15 years of experience as a sales and operational executive for large and mid-tier companies. From October 2004 to April 2007, Ms. Perrin was Senior Vice President of Sales, Marketing and Business Development at Performant Financial Corporation, where she developed Performant's healthcare recovery audit division and led the business development and contract management functions for over 30 federal and state government clients. Ms. Perrin has also held senior strategic planning, finance, and operational roles in Fortune 500 companies, including Bestfoods and Nissan Motor Corporation.

Ronald D. Singh has served as our Executive Vice President of Commercial Markets since January 2011. From January 2008 to December 2010, Mr. Singh served as our Senior Vice President of Government Services South, responsible for managing large scope government agency contracts across 13 states with annual revenues exceeding $67 million. Mr. Singh has over 20 years of healthcare cost containment and management experience with commercial payers, government payers, and large healthcare providers. In 1995, Mr. Singh joined PCG, where he was instrumental in growing the product offering and market share of BSPA. Mr. Singh joined HMS through our acquisition of Benefits Solutions Practice Area (BSPA) in 2006.

Tracy A. South has served as our Senior Vice President of Human Resources since December 2011. Ms. South has over 20 years of executive-level human resources experience, including at national healthcare organizations. From 2003 to 2011, Ms. South served as the Senior Vice President, Chief Human Resources Officer at Mosaic Sales Solutions, a privately-held full-service marketing agency in Irving, Texas. She built that company's North America Human Resources department, focusing on attracting and training a dispersed workforce of over 10,000 employees hired to represent world-class brands at retail, in the community, and on-line. In her role, Ms. South oversaw Talent Acquisition, HR Services, and Organizational Effectiveness. Ms. South also served as Vice President of Human Resources for Tenet Healthcare, initially for the Central Northeast Division, which included 38 hospitals and over 40,000 employees, and subsequently at the corporate level. Prior to Tenet, she led the Human Resources department for Aetna US Healthcare, where she oversaw a broad range of functions and designed human resources strategies to align with business practice areas.

Financial Information About Industry Segments

Since the beginning of the first quarter of 2007, we have been managed and operated as one business, with a single management team that reports to the chief executive officer. We do not operate separate lines of business with respect to any of our product lines. Accordingly, we do not prepare discrete financial information with respect to separate product lines or by location and do not have separately reportable segments as defined by the guidance provided by the Financial Accounting Standards Board, or the FASB.

Available Information

We maintain a website (www.hms.com) that contains various information about us and our services. Through our website, we make available, free of charge, access to all reports filed with the U.S. Securities and Exchange Commission, or the SEC, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our Proxy Statements, as well as amendments to these reports or statements, as filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. The content on any website referred to in this Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted.

We also make the following documents available on our website under the Investor Relations/ Corporate Governance tabs: the Audit Committee Charter, the Compensation Committee Charter, the Nominating Committee Charter, the Compliance Committee Charter, our Code of Conduct and our Code of Ethics. You may also obtain a copy of any of the foregoing documents, free of charge, if you submit a written request to our investor relations department, Attention: Investor Relations, 401 Park Avenue South, New York, NY 10016.

Corporate Information

We were incorporated on October 2, 2002 in the state of New York. On March 3, 2003, we adopted a holding company structure and assumed the business of our predecessor, Health Management Systems, Inc. In connection with the adoption of this structure, Health Management Systems, which began doing business in 1974, became our wholly owned subsidiary.

Item 1A. Risk Factors.

We provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business that, individually or in the aggregate, may cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should consider these factors, but understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties involved with investing in our stock. These risk factors should be read in connection with other information set forth in this Annual Report, including our Consolidated Financial Statements and the related Notes.

Risks Relating to Our Business

Our ability to execute on business plans will be adversely impacted if we fail to properly manage our growth.

Our size and the scope of our business operations has expanded rapidly in recent years, through our marketing efforts and contract performance, as well as through our acquisitions of other companies. We expect that we will continue to grow; however, such rapid growth carries costs and risks that if not properly managed, could adversely impact our business. To effectively manage our growth, we must continue to improve our operational, financial, and management processes, while remaining competitive with our products and services, flexible and responsive to clients' needs and to changes in the political, economic and regulatory environment in the rapidly changing healthcare environment in which we operate. The greater size and complexity of our expanding business operations, products, services and activities puts additional strain on our administrative, operational and financial resources and makes the determination of optimal resource allocation more difficult. Our failure to anticipate or properly address the demands that our growth and diversification may have on our resources and existing infrastructure may result in increased costs and inefficiencies that we may not have anticipated. In addition, if we fail to effectively manage our growth and optimize our resources to remain competitive, our ability to execute on our business plans, including sales, product development, and growth goals and opportunities, will be negatively impacted, which could materially adversely affect our business, financial condition, results of operations and cash flow.

Our operating results are subject to significant fluctuations due to factors including variability in the timing of when we recognize contingency fee revenue and the challenges associated with forecasting revenue for new products and services. As a result, you will not be able to rely on our operating results in any particular period as an indication of our future performance.

Our operating results may fail to match our past performance. We have experienced significant variations in our revenue between reporting periods due to the timing of periodic revenue recovery projects and the timing and delays in third party payers' claim adjudication and ultimate payment to our clients where our fees are contingent upon such collections. Our revenue and, consequently, our operating results have also been impacted from period to period as a result of factors including the terms and progress of contracts, fluctuations in sales activity given our sales cycle of approximately three to eighteen months, the commencement, completion or termination of contracts during any particular quarter, expenses related to certain contracts which may be incurred in periods prior to revenue being recognized, the schedules of government agencies for awarding contracts, the time required to resolve bid protests, the term of awarded contracts, potential acquisitions, the loss of clients, technological and operational issues that may affect our clients, healthcare providers and/or payers (for example, a failure to timely implement mandatory technical requirements relating to data, claims or payment processing) and regulatory changes or general economic conditions as they affect healthcare providers and payers. In addition, as we introduce new products and services, we may not be able to accurately estimate the costs and timing for implementing and completing contracts, making it difficult to reliably forecast revenue under those contracts. We cannot predict the extent to which future revenue variations could occur due to these or other factors. Consequently, our results of operations are subject to significant fluctuation and our results of operations for any particular quarter or fiscal year may not be indicative of results of operations for future periods.

Changes in the United States healthcare environment and steps we take in anticipation of such changes, particularly as they relate to the ACA, could have a material negative impact on our business financial condition, results of operations and cash flow.

The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations and agencies. The ACA was signed into law in March 2010 and upheld by the Supreme Court in June 2012. In general the ACA seeks to reduce healthcare costs and decrease over time the number of uninsured legal

U.S. residents. Especially because of the legislation's strong emphasis on program integrity and cost containment, as well as provisions expanding the Medicaid eligible population, we regard this legislation, on the whole, as creating potential new opportunities for the expansion of our business and service offerings. Until the ACA has been fully implemented, it will be difficult, however, to predict its full impact, due not only to its complexity, but also to the wide range of other factors contributing to uncertainty of the healthcare landscape. These factors include the unpredictability of responses by states, providers, businesses and other entities to the various choices available to them under the law, and the possibility that implementation of certain provisions of the legislation could still be blocked by Court challenges, repealed by Congressional efforts or otherwise modified at the state-level. In addition, under the ACA, as states seek to contain costs with an expanding Medicaid population, we expect to see an increase in the migration of Medicaid lives from fee-for-service to managed care plans. While we provide services to both markets, the scope of our managed care contracts is not as broad as our fee-for-service contracts and this transition could require that we implement new contracts, expend additional resources on selling new services into these managed care plans and could result in delays in data acquisition and the availability of claims for processing, any of which may cause our operating results to fluctuate.

We have made and will continue to make investments in personnel, infrastructure and product development, as well as in the overall expansion of the services that we offer in order to support existing and new clients as they prepare for and implement the requirements of the ACA. However, our business, financial condition, results of operations and cash flow could be adversely affected if efforts to repeal, waive, modify or otherwise change the ACA, in whole or in part, succeed or if we are unable to adapt our products and services to meet its requirements. In sum, future legislative enactments may increase or decrease government involvement in healthcare, lower reimbursement rates, establish new reimbursement models, and/or otherwise change the operating environment for our clients. Healthcare organizations may react to changed circumstances and financial pressures surrounding ACA implementation by curtailing or deferring their retention of service providers such as us, thus reducing the demand for our services and, in turn, materially adversely affecting our business, financial condition, operational outcomes and cash flow.

Slowing growth of healthcare spending on Medicare and Medicaid, simplification of the healthcare payment process or other aspects of the healthcare financing system, budgetary pressures and/or programmatic changes diminishing the scope of program benefits, could reduce the need for and the price of our services, which would have a material adverse affect on our business, financial condition, results of operations and cash flow.

Our projections and expectations are premised upon consistent growth rates in spending in the Medicare and Medicaid programs, the current healthcare financing system and the need for our services within that existing framework.

However, consistent with our experience, healthcare spending on Medicare and Medicaid has been reported to be growing slower than predicted, with the most recent report from the Congressional Budget Office (CBO) showing federal spending for the two programs was 5% lower than it estimated in March 2010. As a result, the CBO has lowered its seven-year spending projections for these programs by approximately 15% for each program and made changes to Medicaid spending outlays for the next 10 years, citing lower expected costs per person through Medicaid expansion. The CBO also expects Medicaid enrollment by 2014 will not be as high as originally thought because it is expected that more people will gain healthcare coverage through other sources.

The complexity of the healthcare benefit and payment system and our experience in offering services that improve the ability of our clients to recover incremental revenue that would otherwise be lost, often as a result of procedural inefficiencies and complexities, have contributed to the success of our service offerings. Complexities of the healthcare system include multiple payers and the coordination and utilization of clinical, operational, financial and/or administrative review instituted by third-party payers in an effort to control costs and manage care. Compounding this are budgetary pressures which drive changes at the state level, including shifting lives from traditional fee for service plans into Medicaid managed care plans to achieve cost savings.

A continuing slow down in the growth of spending in the Medicare and Medicaid programs, simplification of the healthcare benefit and payment system, through legislative or regulatory changes on the federal or state level (for example legislative changes impacting the scope of mandatory audits, limiting or reducing the amount of reviewable claims and/or the lookback period for review in areas where we conduct audits), and/or unanticipated reductions in the scope of program benefits (such as, for example, state decisions to eliminate coverage of optional Medicaid services or shifting lives into managed care plans), could reduce the need for our services, the price clients are willing to pay for our services and/or the scope and profitability of our contracts, and could cause our financial projections to differ from our actual results, any of which could materially adversely affect our business, financial condition, results of operations and cash flow.

Our business could be adversely affected if we fail to maintain a high level of client retention, lose a major client or if clients elect to reduce the scope of our contracts or terminate them before their scheduled expiration dates.

We generate a significant portion of our revenue from a limited number of large clients at the federal and state level. For the years ended December 31, 2012, 2011 and 2010, our three largest clients accounted for approximately 29.8%, 18.0% and 16.0%, respectively, of our revenue from continuing operations. Our largest client in 2012 was CMS, which accounted for 18.2% of our total revenue for the year, primarily related to our Medicare RAC contract through HDI, which expires in 2014. In February 2013, CMS issued an RFQ for the new RAC contract. We expect that the bidding process on this RFQ will be competitive. Given that the Medicare RAC is one of our largest contracts and represents a significant potential business opportunity for us, our failure to reprocure this contract on the same or substantially similar terms, would have an adverse effect on our business and our operating results.

Our growth strategy includes aggressively pursuing new opportunities, leveraging our expertise to acquire new clients at the state, federal and employer levels and expanding our current contracts to provide new services to current clients. Our success also depends on relationships we develop with our clients that enable us to understand our clients' needs and deliver solutions and services that are tailored to meet those needs. If a client is dissatisfied with the quality of work performed by us, if our products or services do not comply with the provisions of our contractual agreements, or if products or systems contain errors or experience failures, we could incur additional costs that may impair the profitability of a contract; and the client's dissatisfaction with our services could damage our ability to obtain additional work from that client, other current clients or prospective clients. In particular, since several of our contracts, including with many of our largest clients, are terminable upon short notice for convenience by either party, dissatisfied clients might seek to terminate existing contracts prior to their scheduled expiration date and could direct future business to our competitors.

From time to time, government clients may face pressure from stakeholders, including healthcare providers and legislators, and/or financial pressures that may cause them to redefine the scope of our contracts (by, for example, significantly reducing the volume of data that we are permitted to audit), terminate contracts for our services that may be regarded as non-essential and/or reduce the scope of our contracts and use their own staff to perform some of the services we offer. This is particularly true as a result of current economic conditions. As a result, our future contracting opportunities with our government clients could be limited by financial and other pressures they may face.

Some of our contracts contain liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy coverage and limits may not be adequate to provide protection against all potential liabilities. Under the terms of one of our contracts, we have an outstanding irrevocable letter of credit for $4.6 million, which we established against our existing revolving credit facility. If a claim is made against this letter of credit or any similar instrument that we obtain in the future, we would be required to reimburse the issuer of the letter of credit for the amount of the claim.

Negative publicity related to our performance, operations, or client relationships, regardless of its accuracy, may damage our reputation and business by affecting our ability to compete for new contracts with current and prospective clients. If we were to lose a major client, fail to maintain a high level of client retention, if our clients reduce the scope of our contracts or limit future contracting opportunities or if we are exposed to significant costs, liabilities, or negative publicity, our business, financial condition, reputation, results of operations and cash flow could be materially adversely affected.

We face significant competition for our services and we expect competition to increase.

Competition for our services is increasing in the markets we serve. We expect to encounter additional competition as we address new markets and as new competitors enter our existing markets. Our current competitors include the other Medicare Recovery Audit Contractors; other claim audit vendors; fraud, waste, and abuse claim edit and predictive analysis companies, numerous regional utilization management companies; as well as healthcare consulting firms, including in some markets PCG, a company with which William S. Mosakowski, a member of our Board of Directors, is affiliated. In February 2013, we entered into an Amended Master Teaming and Non-Compete Agreement with PCG, which will expire in December 2013, at which time PCG could re-enter as a competitor in all markets.

Certain markets in which we are currently, and hope to remain, a market leader are being targeted by formidable competitors with national reputations, and their success in attracting business or winning contract bids could significantly and adversely affect our business. In addition, in some of the markets that we serve or hope to serve, our clients or potential clients could develop in-house capacities to perform the services we offer, and could therefore decide not to engage us. Some of our competitors have formed business alliances with other competitors, which may affect our ability to work with potential clients. In certain cases, our competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources and market recognition than we have, and, accordingly, may be in a position to devote greater resources to the development, promotion, and sale of their services than we can. Likewise, they may be able to do a more effective job of keeping up with evolving technologies and continually developing and implementing new and improved systems and solutions for the client markets that we serve.

In some areas of our business, we could face potential competition from our own subcontractors, who may use their position as participants in performance of work on our contracts to establish their own relationships with our clients and potentially position themselves to become prime contractors on similar work in the future. Although we attempt to protect ourselves against such conduct through the terms of our subcontracts, we cannot guarantee that the measures that we have taken fully insulate us from such risk, since a subcontractor may determine that the benefits of violating its contract with us outweigh the costs and risks.

Given the highly competitive environment in which we operate, it is likely that our competitors will have some success in our primary markets, potentially eroding our client base. Therefore, to remain competitive, we must continually attempt to expand our existing business and service capabilities and develop new products and services for introduction into new and existing markets, which will require not only that we make substantial financial and resource investments but also that we quickly respond to new or emerging technologies, changes in client requirements and changes in the political, economic or regulatory environment in the healthcare industry and other associated industries. We cannot assure you that the product development initiatives that we prioritize will yield the gains that we anticipate, if any.

We cannot assure you that we will be able to compete successfully against existing or any new competitors. Further, a failure to be responsive to our existing and potential clients' needs could hinder our ability to maintain or expand our client base, hire and retain new employees, pursue new business opportunities, complete future acquisitions and operate our business effectively. In addition, if, as a result of increased competition, we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, results of operations and cash flow could be materially adversely affected.

We must comply with laws and regulations regarding patient privacy and information security, including taking steps to ensure that our workforce, vendors, subcontractors and other business associates who obtain access to sensitive patient information maintain its confidentiality. Our failure, or a failure by our business associates, to comply with those laws and regulations, whether or not inadvertent, could subject us to legal actions, fines and penalties, and negatively impact our reputation and operations.

Our business and operations depend upon our ability to safeguard protected health information (PHI) of individuals and other financial, confidential and proprietary information belonging to our clients, our subsidiaries, and third parties (*e.g.*, private insurance companies, financial institutions) from which we obtain information. We process, transmit, and store personally identifiable information relating to millions of individuals, primarily in our role as a service provider, and also to some extent as an employer. The use of individually identifiable data by our business is regulated at the federal and state levels. These laws and rules are changed frequently by legislation, regulatory issuances, and/or administrative interpretation. Various state laws address the use and disclosure of individually identifiable financial and health data. Some are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act or the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"). HIPAA also imposes standards and requirements on our business associates (as this term is defined in the HIPAA regulations), including our subcontractors and many of our vendors.

In January 2013 the U.S. Department of Health and Human Services issued Final Omnibus Privacy, Security, Breach Notification, and Enforcement Rules that significantly modify and supplement many of the standards and regulations that govern our conduct and obligations under HIPAA and HITECH, as well as the conduct and obligations of business associates, subcontractors, and covered entities (as this term is defined in the HIPAA regulations) with which we work, and significantly increase the risk of liability to us and these other entities. Even though we have always taken measures to comply with all applicable regulations and to ensure that our business associates and subcontractors are in compliance with these laws, regulations, and rules, and will increase our efforts in light of the new HIPAA rules, we still have less than complete control over our business associates' and subcontractors' actions and practices. Because the new HIPAA rules impose direct liability on business associates, we will need to review, revise, and re-execute new business associate agreements with our downstream business associates and subcontractors, and similarly, covered entities with whom we work as business associates will likely require us to execute new agreements, which could result in delays in our working relationships with such parties. We may incur increased expenses in connection with necessary systems changes and the development of new administrative and compliance processes as we work to comply with these new rules and regulations and maintain our compliance with other applicable legislation. Such proposals, requirements, new rules and regulations, and new agreements also may impose further restrictions on our use of PHI that is housed in one or more of our administrative databases, and may make it more difficult to gain the cooperation of third parties in disclosing information to us that is necessary for our operations. All of these factors contribute to the possibility that implementation of the new HIPAA rules may increase our liability exposure, place additional strain on our resources, and result in delays in, interruptions of, and difficulties in our operations that cannot be easily predicted at this early stage of an enhanced regulatory and enforcement regime.

Among other changes and additions in the new HIPAA rules that will affect our work and compliance, are significant changes in the data breach rule that will potentially make more incidents of inadvertent disclosure reportable and subject to penalties. We have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our clients' and our suppliers' confidential information and information related to identifiable individuals against unauthorized access through our information systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the encryption of information. Despite such efforts, we may become subject to a breach of our security systems, which may result in unauthorized access to our facilities and/or the protected information. We cannot entirely eliminate the danger that our systems or stored data may be vulnerable to breach or could be corrupted by a computer virus or other malware, that the physical security of our facilities could be compromised by a break-in, or that a corrupt or rogue employee may violate security protocols or misuse access to our systems, data, resources, or premises. In addition, we could be exposed to data breach risk from lost or stolen laptops, other portable media or misdirected mailings containing PHI, or other forms of administrative or operational error.

If we, or our subcontractors that receive or utilize confidential information on our behalf, fail to comply with applicable laws or if unauthorized parties gain physical access to one of our facilities or electronic access to our information systems and steal or misuse confidential information or if such information is misdirected, lost or stolen during transmission or transport, in addition to the damage to our reputation, potential loss of existing clients and difficulty attracting new clients, we could be exposed to, among other things, unfavorable publicity, governmental inquiry and oversight, allegations by our clients that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for damages related to the theft or misuse of such information, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business depends on effective information processing systems and the integrity of the data in, and operations of, our information systems, as well as those of other entities.

Our ability to conduct our operations and accurately report our financial results depends on the integrity of the data in our information systems and the integrity of the processes performed by those systems. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and handle our expansion and growth. In addition, as a result of our acquisition activities, we have acquired additional systems that have to be phased out or integrated with our current systems. Despite the testing and quality control measures we take through these processes, we cannot be certain that errors or system deficiencies will not be found and that remediation of such errors or deficiencies can be done in a timeframe that is acceptable to our clients or that client relationships will not be impaired by the occurrence of errors or the need for remediation. In addition, implementation of upgrades and enhancements may cost more or take longer than originally expected and may require more testing than originally anticipated. Given the large amount data that we collect and manage, it is possible that hardware failures or errors or technical deficiencies in our systems could result in data loss or corruption or cause the information that we collect, utilize, or disseminate to be incomplete or contain inaccuracies that our clients regard as significant.

Through several of the services that we provide, situations arise in which the accuracy of our data analysis or the content and quality of our work product is central to the disposition of controversies or litigation between our clients and third parties. When such situations arise, we may be required to expend significant time and resources in order to fulfill our contractual obligations to support our clients and provide them with full and complete access to records they are entitled to under our contracts, and analysis and back-up documentation of our work. Assuring our capacity to fulfill these obligations if called upon, as well as actually fulfilling such obligations when a client demands it, can also impose significant burdens on our infrastructure for data storage, maintenance, and processing, requiring us to prioritize maintenance of and access to these resources, or incur additional costs to supplement them in order to satisfy our obligations. Should the frequency or scope of situations in which clients invoke these obligations increase to a substantial degree (as could occur with the expansion of our Medicare and Medicaid RAC work) the resulting strain on our personnel, data storage, and computing resources could negatively impact other business operations.

Moreover, because many of the services we furnish to clients involve making and recovering a high volume of monetary claims to third parties (such as health insurance carriers), the efficiency and effectiveness of our own operations are to some degree dependent on claims processing systems of these third parties. Claims processing systems failures, incapacities, or deficiencies internal to these third-parties could significantly delay or obstruct our ability to recover money for our clients, and thereby interfere with our performance under our contracts and our ability to generate revenue from those contracts in the timeframe we anticipate, which in turn could materially adversely affect our business, financial condition, and results of operations.

We may be precluded from bidding on and/or performing certain work due to other work we currently perform.

Various laws, regulations and administrative policies prohibit companies from performing work for government agencies that might be viewed to create an actual or perceived conflict of interest. In particular, CMS has stringent conflict of interest rules, which can limit our bidding for specific work for CMS, or for other contracts that might conflict, or be perceived by CMS to conflict, with contractual work for CMS. State governments and managed care organizations also have conflict of interest restrictions that could limit our ability to bid for certain work. Conflict of interest rules and standards constantly change, and are subject to varying interpretations, and varying degrees and consistency of enforcement, at the federal, state and municipal levels, and we cannot assure you that we will be entirely successful in navigating these restrictions and in securing new business for entities for which we are currently conducting or have conducted services, but that may perceive some other aspect of our business operations to create a conflict of interest.

The expansion and diversification of our business operations greatly increases the potential that clients or potential clients will perceive conflicts of interest between our various subsidiaries, products, services, activities, and client relationships. Such conflicts, whether real or perceived, could result in loss of contracts or requirements that we divest ourselves of certain existing business in order to qualify for new contract awards. Our current management and personnel structure, as well as our corporate organization and entity structure, may require adjustments in order to appropriately mitigate conflicts and otherwise accommodate the needs of a business that has not only expanded in size but has also become more complex and diverse. Our failure to devote sufficient care, attention, and resources to implementation of these adjustments may result in technical or administrative errors that could expose us to potential liability or adverse regulatory action. If we are prevented from expanding our business due to real or perceived conflicts of interest, our business could be adversely affected.

System interruptions or failures could expose us to liability and harm our business.

Our data and operation centers are essential to our business and our operations depend on our ability to maintain and protect our information systems. We attempt to mitigate the potential adverse effects of a disruption, relocation or change in operating environment; however, we cannot assure you that the situations we plan for and the amount of insurance coverage that we maintain will be adequate in any particular case. In addition, despite system redundancy and security measures, our systems and operations are vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;
- attacks by hackers or nefarious actors;
- computer viruses and other malware, or software defects; and
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

If we encounter a business interruption, if we fail to effectively maintain our information systems, if we find that the information we rely upon to run our businesses is inaccurate or unreliable, if it takes longer than we anticipate to complete required upgrades, enhancements or integrations, or if our business continuity plans and business interruption insurance do not effectively compensate on a timely basis, we could suffer operational disruptions, loss of existing clients, difficulty in attracting new clients or in implementing our growth strategies, problems establishing appropriate pricing, disputes with clients, civil or criminal penalties, regulatory problems, increases in administrative expenses, loss of our ability to produce timely and accurate financial and other reports, or other adverse consequences, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we do not successfully integrate the businesses that we acquire, we may not realize the anticipated benefits of acquisitions and our results of operations could be adversely affected.

Historically, we have made a significant number of acquisitions that have expanded the products and services we offer, provided a presence in a complementary business or expanded our geographic presence. Over the past five years alone, we have acquired seven businesses, including HDI, a Nevada-based company, with multiple offices and over 400 employees. Business combinations involve a number of risk factors that could affect our operations, including:

- diversion of management's attention and other resources;
- our ability to maintain relationships with the clients of the acquired business and further develop the acquired business;
- our ability to cross-sell services to clients with which we have established relationships and those with which the acquired businesses have established relationships;
- compliance with regulatory requirements and avoiding potential conflicts of interest in markets that we serve;
- our ability to integrate and coordinate organizations that are geographically diverse and may have different business cultures;
- transition of operations, users and clients to our existing platforms or the integration of data, systems and technology platforms with ours;
- our ability to retain or replace key personnel;
- entry into unfamiliar markets;
- assumption of unanticipated legal or financial liabilities and/or negative publicity related to prior acts by the acquired entity;
- becoming significantly leveraged as a result of incurring debt to finance an acquisition;
- litigation or other claims in connection with the acquired company, including claims from terminated employees, clients, former stockholders or third parties;
- unanticipated operating, accounting or management difficulties in connection with the acquired entities; and/or
- impairment of acquired intangible assets, including goodwill; and dilution to our earnings per share.

We intend to continue our strategy of undertaking acquisitions to expand and diversify our business. We cannot, however, assure you that we will be able to identify any potential acquisition candidates or consummate any additional acquisitions or that any future acquisitions will be successfully integrated or will be advantageous to us. Entities we acquire may not achieve the revenue and earnings we anticipated or their liabilities may exceed our expectations. We could face integration issues pertaining to the internal controls and operational functions of the acquired companies and we also could fail to realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Client dissatisfaction or performance problems with a given acquired entity could materially and adversely affect our reputation as a whole. We may be unable to profitably manage entities that we have acquired or that we may acquire, or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems. If we fail to successfully integrate the businesses that we acquire, we may not realize any of the benefits that we anticipated in connection with the acquisitions and our business, financial condition, reputation, results of operations and cash flow could be adversely affected.

We are subject to extensive government regulation and our government contracts are subject to audit and investigation rights. Any violation of the laws and regulations applicable to us or a negative audit or investigation finding could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Our business is regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect individual citizens, including government program beneficiaries and health plan members, and providers, rather than shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer and how we interact with our clients, providers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations.

In addition, because we receive payments from federal and state governmental agencies, we are subject to various laws, including the federal False Claims Act and similar state statutes, which permit government law enforcement agencies to institute suits against us for violations and, in some cases, to seek double or treble damages, penalties and assessments. In addition, private citizens, acting as whistleblowers, can sue on behalf of the government under the "*qui tam*" provisions of the federal False Claims Act and similar statutory provisions in many states.

In addition, the expansion of our operations into new markets, products and services may expose us to requirements and potential liabilities under additional statutes and legislative schemes that have previously not been relevant to our business, such as banking and credit reporting statutes, that may both increase demands on our resources for compliance activities and subject us to potential penalties for noncompliance with statutory and regulatory standards. Increased involvement in analytic or audit work that can have an impact on the eligibility of individuals for medical coverage or specific benefits could increase the likelihood and incidence of our being subjected to scrutiny or legal actions by parties other than our clients, based on alleged mistakes or deficiencies in our work, with significant resulting costs and strain on our resources.

If the government discovers improper or illegal activities in the course of audits or investigations, we may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions and debarment from doing business with the government. The risks to which we are subject, particularly under the federal False Claims Act and similar state fraud statutes, have increased in recent years due to legislative changes that have (among other amendments) expanded the definition of a false claim to include, potentially, any unreimbursed overpayment received from, or other monetary debt owed to, a government agency. This subjects us to potential liability for a false claim, for example, where we may be overcharged for services by a subcontractor and may pass that charge on to a government client, or where we may have a good faith disagreement with a government agency's view of whether an overpayment has occurred. If we are found to be in violation of any applicable law or regulation, or if we receive an adverse review, audit or investigation, any resulting negative publicity, penalties or sanctions could have an adverse affect on our reputation in the industry, impair our ability to compete for new contracts and materially adversely affect our business, financial condition, results of operations and cash flow.

We may be a party to litigation, regulatory, or other dispute resolution proceedings. Adverse judgments or settlements in any of these proceedings could harm our business, financial condition and operating results.

We are subject to lawsuits and other claims that arise from time to time in the ordinary course of our business. These may include lawsuits and claims related to contracts, subcontracts, employment of our workforce, or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. We may also be required to initiate expensive litigation or other proceedings to protect our business interests. In addition, because of the payments we receive from government clients, we may be subject to unexpected inquiries, investigations, legal actions or enforcement proceedings pursuant to the False Claims Act, healthcare fraud and abuse laws or similar legislation. Any investigations, settlements or adverse judgments stemming from such legal disputes or other claims may result in significant monetary damages or injunctive relief against us, as well as reputational injury that could adversely affect our market position. In addition, litigation and other legal claims are subject to inherent uncertainties and management's view of currently pending legal matters may change in the future. Those uncertainties include, but are not limited to, costs of litigation, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management's evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves), could materially adversely affect our business, financial condition and operating results.

Our significant indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

In connection with our acquisition of HDI, in December 2011, we borrowed $350.0 million in the form of a term loan under a revolving and term secured Credit Agreement and as of December 31, 2012, the outstanding principal balance due on the loan was $332.5 million. Our obligations and any amounts due under the Credit Agreement are guaranteed by our material subsidiaries and secured by a security interest in all or substantially all of our and our subsidiaries' physical assets.

We may incur additional indebtedness in the future, including under an initial $100 million revolving credit facility and an additional $50 million incremental revolving or term loan commitment, under specified circumstances set forth in the Credit Agreement. Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that: we may be required to use a substantial portion of our cash flow to pay the principal of and interest on our indebtedness; our indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressures; our ability to obtain additional financing for working capital, capital expenditures, acquisitions and for general corporate and other purposes may be limited; and, our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

Our ability to make payments of principal and interest on our outstanding term loan depends upon our future performance and our ability to generate cash flow. In addition, under the terms of the Credit Agreement, we are required to comply with specified financial and operating covenants, which may limit our ability to operate our business as we otherwise might operate it. Our obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, cross-defaults, bankruptcy and insolvency related defaults, defaults relating to judgments, defaults due to certain ERISA related events and a change of control default. If not cured, an event of default would result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable, which would require us to, among other things: seek additional financing in the debt or equity markets, refinance or restructure all or a portion of our indebtedness, sell selected assets, and/or reduce or delay planned capital or operating expenditures. Such measures might not be sufficient to enable us to service our debt. In addition, any such financing or refinancing might not be available on economically favorable terms or at all. If we are not able to generate sufficient cash flow to meet our debt service obligations or are forced to take additional measures to be able to service our indebtedness, our business and results of operations could be materially and adversely affected.

We obtain a significant portion of our business through competitive bidding in response to government requests for proposals (RFPs). We may not be awarded contracts through this process on the same level in the future as in the past and may not successfully re-win contracts. If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts.

In order to market our services to clients, we are often required to respond to government RFPs to compete for a contract. This requires that we accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within an RFP's rigid timetable and our ability to provide timely and complete responses to RFPs will greatly impact our business. Should any part of our business suffer a negative event, for example, a client dispute or a government inquiry, we may be required to disclose the occurrence of that event in an RFP, which could impact our ability to win the contract at issue. We cannot assure you that we will continue to obtain contracts in response to government RFPs, that we will be successful in re-winning contracts after they expire or that our proposals will result in profitable contracts. In addition, if we are unable to win particular contracts, we may be precluded from entering certain client markets for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected.

Our pricing is dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. A majority of our contracts are contingency fee based. For contingency fee based offerings, we receive our fee based on recoveries received by our clients. To earn a profit on a contingency fee offering, we must accurately estimate costs involved and outcomes likely to be achieved, and assess the probability of completing multiple tasks and transactions within the contracted time period. Some of our contracts with the federal government are cost-plus or time and material based. Revenue on cost-plus contracts is recognized based on costs incurred plus an estimate of the negotiated fee earned. If we do not accurately estimate the costs and timing for completing projects, or if we encounter increased or unexpected costs, delays, failures, liabilities, or risks, including those outside our control, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price and cost-plus contracts where applicable, as required under United States generally accepted accounting principles, or U.S. GAAP, we cannot assure you that our contract loss provisions will be adequate to cover all actual future losses.

The U.S. government's determination to award a contract may be challenged by an interested party, such as another bidder. As a result, even if we win a bid, the contract may be delayed or may never be implemented if such a challenge is successful.

The laws and regulations governing procurements of goods and services by the U.S. government provide procedures by which other bidders and other interested parties may challenge the award of a government contract. We have had contract awards get protested in the past and may encounter similar protests in the future given the amount of work that we do with the government. Challenges or protests to government awards may be filed even if there are no valid legal grounds on which to base the protest. If any such protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the Government Accountability Office or the applicable federal court or may choose to take corrective action on its own, in each case, potentially delaying the start of the contract and any payment to us. In addition, we could be forced to expend considerable funds to defend a potential award, while also incurring expenses to maintain our ability to timely start implementation if the protest is resolved in our favor.

If a protest is successful or if the government agency chooses to take corrective action and does not uphold its original award, our contract award may be terminated or the government agency may reselect bids and award the contract to one of the other bidders. It can take many months over several quarterly periods to resolve protests, and even if we are successful, the resulting delay in the start up and funding of our work under these contracts may cause our actual results to differ materially and adversely from those anticipated. We cannot assure you that we will prevail if a contract we are awarded is protested. Extended implementation delays or successful challenges of our contract awards could have a material adverse effect on our financial condition or results of operations.

We depend on many different entities to supply information. If we are unable to successfully manage our relationships with a number of these suppliers, the quality and availability of our services may be harmed.

We obtain data used in our services from many sources, including commercial insurance plans, financial institutions, managed care organizations, government entities, and non-government clients. From time to time, challenges arise in managing and maintaining our relationships with these entities that are not our clients, and that furnish information to us pursuant to a combination of voluntary cooperation and legal obligation under laws and regulations that are often subject to differing interpretation. If a number of information sources or suppliers cease to be able or willing to provide us with certain data under terms of use that are acceptable to us and our clients, of if the applicable regulatory and law enforcement regime for use and protection of this data changes in a way that disincentivizes our suppliers to continue to provide us with data, we cannot assure you that we will be able to obtain new agreements with alternative data suppliers on terms favorable to us, or at all. If we are unable to identify and reach the requisite agreements with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs, reduced quality of our services and performance penalties under our client contracts.

Our data suppliers may conclude that some uses of data for our clients are not permitted by our agreements, and seek to limit or end our access and use of certain data for particular purposes or clients. They may also make errors in compiling, transmitting, or accurately characterizing data, or may have technological limitations that interfere with our receipt or use of the data we are relying upon them to provide. Loss of our data suppliers, discontinued access to certain data or a lack of integrity of data that our suppliers provide could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

We may rely on subcontractors and partners to provide clients with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our clients with a single-source solution for a broader range of service needs than we are prepared to furnish independently. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the client relationship and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the client and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us or in the case of a prime contractor, the agreement with the client, be reasonable in construing their contractual rights and obligations, or always act appropriately in dealing with us or our clients. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, client concerns or other matters. Performance deficiencies or misconduct by our prime contractors or subcontractors or perceived performance deficiencies by us, could result in a contract termination and/or could adversely affect our client relationships and reputation. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our client. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business, financial condition and results of operations.

We use software vendors, utility providers and network providers in our business and could be materially adversely affected if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change.

Our ability to service our clients and deliver and implement solutions requires that we work with certain third party providers, including software vendors, utility and network providers, and depends on their meeting our expectations in a timely and quality manner. Our business could be materially and adversely affected and we might incur significant additional liabilities if the services provided by these third party providers do not meet our expectations or if they terminate or refuse to renew their relationships with us or were to offer their products to us in the future on less advantageous terms. In addition, while there are backup systems in many of our operating facilities, an extended outage of utility or network services may have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we are unable to protect our intellectual property rights the value of our products and services may be diminished and our business may be adversely affected.

Our expanding operations and efforts to develop new products and services also make protection of our intellectual property more critical. The steps we have taken to deter misappropriation of intellectual property may be insufficient to protect our proprietary information. Misappropriation of our intellectual property by third parties, or any disclosure or dissemination of our business intelligence, queries, algorithms and other similar information by any means, could undermine any competitive advantage we currently derive or may derive. On the other hand, third parties may claim that we are infringing upon or misappropriating their intellectual property. Either situation could result in our expending significant time and incurring expense to defend ourselves or to enforce our intellectual property rights and could result in our being prevented from furnishing certain products and services. Although we have taken measures to protect our proprietary rights, we cannot assure you that others will not offer products or concepts that are substantially similar to ours and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties or our employees, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products and services, which could have an adverse effect on our business and financial results.

The federal government or a state may limit or prohibit the outsourcing of certain programs or functions, or may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs or functions; or other state or federal limitations on our outsourcing of work or vendor use may obstruct cost-effective performance of our contracts.

The federal government or a state could limit or prohibit private contractors like us from operating or performing elements of certain government functions or programs. State or local governments could be required to operate such programs with government employees as a condition of receiving federal funding. Moreover, under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us. This situation could eliminate a contracting opportunity or reduce the value of an existing contract.

Similarly, other state or federal limitations on outsourcing certain types of work to vendors that supplement our own workforce could make it more difficult for us to fulfill our contracts in a cost-effective manner. Certain segments of our operations use or involve vendor or subcontractor personnel located outside of the United States, who may (under carefully controlled circumstances) access certain PHI in the course of assisting us with various elements of the services we provide to our clients. There is, however, increasing pressure from an expanding number of sources to prohibit the use of off-shore labor, particularly on government contracts. The federal government and a number of states have considered laws that would limit, restrict or wholly prohibit the use of labor by individuals or entities outside of the United States in performance of government contracts, or impose sanctions for the use of such off-shore resources. Some of our clients have already chosen to contractually limit or restrict our ability to use our off-shore resources. Intensified restrictions of this type or associated penalties could raise our costs of doing business, expose us to unexpected fines or penalties, increase the prices we must charge to clients to realize a profit, and eliminate or significantly reduce the value of existing contracts or potential contract opportunities, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to realize the entire book value of goodwill and other intangible assets from acquisitions.

As of December 31, 2012, we have approximately $370.7 million of goodwill and $109.9 million of intangible assets. We assess goodwill and other intangible assets at least annually for impairment in the second quarter of each year, or more frequently if certain events or circumstances warrant. In the event that the book value of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. We cannot assure you that future impairment of goodwill will not have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our success may depend on the continued service and availability of key personnel and we may be unable to attract and retain sufficient qualified personnel to properly operate our business.

The ability of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. Our President and Chief Executive Officer, William C. Lucia, has over 15 years' experience working across the range of our product and service offerings and together with our other executive officers, has led much of our recent growth. We believe that the depth of our executive officers' healthcare industry knowledge and experience and specifically the years they have spent working for us, has enabled them to create the business strategy that has been critical to our success. In addition, our success requires that we attract, develop, motivate and retain experienced and innovative executive officers; senior managers who have successfully managed or designed government services programs or who have relevant experience in other sectors of the data management or healthcare industry and information technology professionals who have designed or implemented complex information technology projects. Innovative, experienced and technologically proficient individuals are in great demand and are likely to remain a limited resource. We cannot assure you that we will be able to continue to attract and retain the most capable and desirable executive officers and senior managers. The loss of the services of one or more of our key employees or the loss of significant numbers of senior managers or information technology professionals could adversely affect our business, financial condition, results of operations and cash flow.

Our ability to execute on contracts is dependent on our ability to attract and retain qualified employees.

Our delivery of services is labor-intensive. When we are awarded a contract, we must quickly hire project leaders, case management personnel and other personnel with the specific qualifications required by our contracts. The additional staff also creates a concurrent demand for increased administrative personnel. Our ability to maintain our productivity and profitability is limited by our ability to recruit, employ, train and retain the skilled personnel necessary to fulfill our requirements under our contracts. The success of recruitment and retention strategy depends on a number of factors, including the competitive demands for employees having the skills we need and the level of compensation required to hire and retain such employees. We cannot assure you that we will be able to recruit the appropriate personnel in the timeframe required to fulfill our contractual obligations, that we will be successful in maintaining the personnel necessary to operate efficiently and support our business or that if our recruitment and retention strategies are successful, our labor costs will not increase significantly. Our inability to hire sufficient personnel on a timely basis and without significantly increasing our labor costs could adversely affect our business, financial condition, results of operations and cash flow.

Our health insurance coverage and self-insurance reserves may not cover future claims.

We maintain various insurance policies for employee health, Workers' Compensation, general liability and property damage. We are self-insured for our health plans, and have purchased a fully-insured stop loss policy to help offset our liability for both individual and aggregate claim costs. We are also responsible for losses up to a certain limit for Workers' Compensation, general liability and property damage insurance.

For policies under which we are responsible for losses, we record a liability that represents our estimated cost of claims incurred and unpaid as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions, and is closely monitored and adjusted when warranted by changing circumstances. Our significant growth rate could affect the accuracy of estimates based on historical experience. Should a greater amount of claims occur compared to what was estimated or medical costs increase beyond what was expected, our accrued liabilities might not be sufficient and we may be required to record additional expense. Unanticipated changes may also produce materially different amounts of expense than reported under these programs, which could adversely impact our results of operations.

Risks Related to Our Common Stock

The market price of our common stock may be volatile.

The market price of our common stock has fluctuated widely and may continue to do so. During the 52-week period ended February 22, 2013, the closing price of our common stock on the NASDAQ Global Select market ranged from a high of $36.71 per share, to a low of $20.61 per share. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. Some of these factors are:

- actual or anticipated variations in our results of operations;
- the gain or loss of significant contracts;
- delays in our development and introduction of new services;
- changes in government policies or regulations;
- developments in our relationships with current or future clients and suppliers;
- operating and stock price performance of other companies that investors deem comparable to our company;
- news reports relating to trends, concerns and other issues in the healthcare industry;
- perceptions in the marketplace regarding us and/or our competitors;
- acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- political developments affecting healthcare at the federal, state or local level;
- our failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- the hiring or departure of key personnel;
- the introduction of new services by us or our competitors;
- changes in estimates of our performance or recommendations by securities analysts;
- future sales of shares of common stock in the public market;

- securities class action or other litigation; and
- market conditions in the industry and the economy as a whole.

In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, shareholders may institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Certain provisions of our certificate of incorporation could discourage unsolicited takeover attempts, which could depress the market price of our common stock.

Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined by our Board of Directors. Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights, that could adversely affect the voting power or other rights of holders of our common stock. In the event of issuance, preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although we have no present intention to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. In addition, our by-laws provide for a classified Board of Directors, which could also have the effect of discouraging a change of control.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

We have paid no cash dividends on any of our capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

In June 2010, we purchased the 223,000 square foot office building in Irving, Texas that serves as our corporate headquarters and as the primary center for our operational activities. We currently occupy approximately 193,000 square feet of the building. As of December 31, 2012, we leased approximately 393,000 square feet of office space in 37 other locations throughout the United States, the leases for which expire between 2013 and 2017. See Note 12 of the Notes to Consolidated Financial Statements for additional information about our lease commitments. In general, we believe our facilities are suitable to meet our current and reasonably anticipated needs.

Item 3. Legal Proceedings.

Legal proceedings to which we are a party are not expected to have a material adverse effect on our financial position, results of operations, or liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is included in the NASDAQ Global Select Market, under the symbol HMSY. The table below summarizes the high and low sales prices per share for our common stock for the periods indicated, as reported on the NASDAQ Global Select Market.

	High	Low
Year ended December 31, 2012		
Quarter ended December 31, 2012	$33.64	$18.50
Quarter ended September 30, 2012	$37.19	$30.35
Quarter ended June 30, 2012	$34.20	$22.80
Quarter ended March 31, 2012	$34.98	$28.73
Year ended December 31, 2011		
Quarter ended December 31, 2011	$32.33	$22.45
Quarter ended September 30, 2011	$26.81	$19.77
Quarter ended June 30, 2011	$28.27	$23.87
Quarter ended March 31, 2011	$27.99	$20.85

Holders

As of the close of business on February 12, 2013, there were 399 holders of record of our common stock.

Dividends

We have not paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Our current intention is to retain earnings to support the future growth of our business.

In addition, our Credit Agreement restricts our ability to make certain payments or distributions with respect to our capital stock, including cash dividends to our shareholders. These restrictions are described in more detail in Item 7, under "Business Overview" and in Note 7 of the Notes to Consolidated Financial Statements.

Comparative Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total stockholders return of the NASDAQ Composite Index, the NASDAQ Computer and Data Processing Index and the NASDAQ Health Services Index assuming an investment of $100 on December 31, 2007 and the reinvestment of dividends through fiscal year ended December 31, 2012.


$400
$300
$200
$100
$0
12/07
12/08
12/09
12/10
12/11
12/12
HMS Holdings Corp.
NASDAQ Composite
NASDAQ Computer & Data Processing
NASDAQ Health Services

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
HMS Holdings Corp.	100.00	94.91	146.61	195.03	288.89	234.15
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
NASDAQ Computer & Data Processing	100.00	57.50	90.39	98.29	95.15	106.83
NASDAQ Health Services	100.00	75.94	86.81	88.01	72.95	83.15

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate by reference this Annual Report on Form 10-K or future filings made by us under those statutes, the Stock Performance Graph is not deemed filed with the Securities and Exchange Commission, is not deemed soliciting material and shall not be deemed incorporated by reference into any of those prior filings or into any future filings we make under those statutes, except to the extent that we specifically incorporate such information by reference into a previous or future filing, or specifically request that such information be treated as soliciting material, in each case under those statutes.

Item 6. Selected Financial Data.

The following table sets forth selected consolidated financial data at and for each of the five fiscal years in the period ended December 31, 2012. It should be read in conjunction with the Consolidated Financial Statements and Supplementary Data thereto, included in Item 8 of this Annual Report and Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Item 7 of this Annual Report.

	Year ended December 31,				
	2012	2011	2010	2009	2008
Statement of Operations Data:					
(in thousands, except per share data)					
Revenue	$473,696	$363,826	$302,867	$229,237	$184,495
Operating expenses	374,184	282,955	236,123	177,369	147,765
Operating income	99,512	80,871	66,744	51,868	36,730
Interest expense	(16,561)	(605)	(94)	(1,080)	(1,491)
Interest income	12	65	94	226	719
Other Income (expense), net	382	632	(69)	—	—
Income before income taxes	83,345	80,963	66,675	51,014	35,958
Income tax expense	32,829	33,178	26,583	20,966	14,583
Net income and comprehensive income	$ 50,516	$ 47,785	$ 40,092	$ 30,048	$ 21,375
Net Income Per Common Share:					
Basic net income per common share					
Net income per common share—Basic	$ 0.59	$ 0.56	$ 0.49	$ 0.38	$ 0.28
Diluted net income per common share					
Net income per common share-Diluted	$ 0.57	$ 0.55	$ 0.47	$ 0.36	$ 0.27
Weighted average shares:					
Basic	86,204	84,588	81,762	78,330	75,144
Diluted	88,365	87,444	85,375	82,862	80,448

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data					
(in thousands)					
Cash and cash equivalents	$135,227	$ 97,003	$ 94,836	$ 64,863	$ 49,216
Working capital	$205,537	$169,862	$147,546	$113,967	$ 70,753
Total assets	$926,052	$869,331	$352,905	$270,644	$222,513
Term loan, less current portion	$297,500	$332,500	—	—	$ 11,025
Shareholders' equity	$462,874	$391,237	$307,638	$238,293	$178,362

Financial Highlights should be read with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

We begin Management's Discussion and Analysis of Financial Condition and Results of Operations with a discussion of the critical accounting policies that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. We then present a business overview followed by a discussion of our results of operations. Lastly, we provide an analysis of our liquidity and capital resources, including discussions of our cash flows, sources of capital and financial commitments.

The following discussions and analysis of our financial condition and results of operations should be read in conjunction with the other sections of this Annual Report, including the Consolidated Financial Statements and Supplemental Data thereto appearing in Part II, Item 8 of this Annual Report, the Risk Factors appearing in Part I, Item 1A of this Annual Report and the disclaimer regarding forward-looking statements appearing at the beginning of Part I, Item 1 of this Annual Report. Historical results set forth in Part II, Item 6, Item 7 and Item 8 of this Annual Report should not be taken as necessarily indicative of our future operations.

Critical Accounting Policies

Revenue Recognition: We provide products and services under contracts that contain various fee structures, including contingency fee and fixed fee arrangements. We recognize revenue when a contract exists, products or services have been provided to the client, the fee is fixed and determinable, and collectability is reasonably assured. In addition, we have some contracts with the federal government which are cost-plus or time and material based. Revenue on cost-plus contracts is recognized based on costs incurred plus an estimate of the negotiated fee earned. Revenue on time and materials contracts is recognized based on hours worked and expenses incurred.

Where contracts have multiple deliverables, we evaluate these deliverables at the inception of each contract and as each item is delivered. As part of this evaluation, we (i) consider whether a delivered item has value to a client on a standalone basis; (ii) use the vendor specific objective evidence (VSOE) of selling price or third party estimate (TPE) of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use best estimated selling price for that deliverable; and (iii) allocate revenue to each non-contingent element based upon the relative selling price of each element. Revenue allocated to each element is then recognized based upon when the four basic revenue recognition criteria are met for each element. Arrangements, including implementation and transaction related revenue, are accounted for as a single unit of accounting. Since implementation services do not carry a standalone value, the revenue relating to these services is recognized over the term of the client contract to which it relates.

Under our Medicare RAC contract with CMS, we recognize revenue when claims are processed by CMS for offset against future Medicare claims. Providers have the right to appeal a claim and may pursue additional appeals if the initial appeal is found in favor of CMS. We accrue an estimated liability for appeals based on the amount of fees which are subject to appeal and which we estimate are probable of being returned to providers following a successful appeal. This estimated liability for appeals is an offset to revenue on our Consolidated Statements of Comprehensive Income. Our estimates are based on our historical experience with appeals activity under our Medicare RAC contract. The estimated liability of appeals of $21.8 million at December 31, 2012, and the $7.4 million as of December 31, 2011, represent our best estimate of the potential amount of repayments related to appeals of claims for which fees were previously collected and recognized as revenue. This is reflected as a separate line item in the current liabilities section of our balance sheet titled "Estimated liability for appeals" to reflect our estimate of this liability. To the extent the amount to be returned to providers following a successful appeal exceeds the amount accrued, revenue in the applicable period would be reduced by the amount of the excess. We similarly accrue an allowance against accounts receivable related to fees yet to be collected, based on the same estimates used to establish the estimated liability for appeals of fees received. Our inability to correctly estimate the estimated liabilities and allowance against accounts receivable could adversely affect our revenue in future periods.

In addition, some of our contracts may include client acceptance provisions. Formal client sign-off is not always necessary to recognize revenue, provided we objectively demonstrate that the criteria specified in the acceptance provision are satisfied. Due to the range of products and services that we provide and the differing fee structures associated with each type of contract, we may recognize revenue in irregular increments.

Expense Classifications: Our cost of services in our Consolidated Statements of Comprehensive Income is presented in the seven categories set forth below. Each category of cost excludes costs relating to selling, general and administrative functions, which are presented separately as a component of total operating expenses. A description of the primary costs included in each cost of service category is provided below:

- *Compensation:* Salary, fringe benefits and bonus.
- *Data processing:* Hardware, software and data communication costs.
- *Occupancy:* Rent, utilities, depreciation, office equipment, repair and maintenance costs.
- *Direct project costs:* Variable costs incurred from third party providers that are directly associated with specific revenue generating projects and employee travel expense.
- *Other operating costs:* Professional fees, temporary staffing, travel and entertainment, insurance and local and property tax costs.
- *Amortization of intangibles:* Amortization cost of acquisition-related software and intangible assets.
- *Selling, general and administrative:* Costs related to general management, marketing and administration activities including stock-based compensation costs.

Accounting for Income Taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits for net operating loss (NOL) carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent their realization is not more likely than not.

Uncertain income tax positions are accounted for by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

Valuation of Goodwill, Intangible and Long-lived Assets: We assess goodwill and other intangible assets at least annually for impairment in the second quarter of each year, or more frequently if certain events or circumstances warrant. We test goodwill for impairment at the reporting unit level. HMS and HDI reporting units are aggregated into a single reporting unit for the purposes of the goodwill impairment test. The single reporting unit is at the entity level of HMS Holdings Corp. We make certain judgments and assumptions in allocating cost to assets and liabilities to determine carrying values for our reporting unit. Impairment testing is performed in two steps: (i) we determine impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. The impairment test for intangible assets encompasses calculating a fair value of an intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists for advice. To determine the fair value of the reporting unit, we generally use the income approach.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. The key estimates and factors used in this approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts and the weighted average cost of capital used to discount future cash flows.

To determine the fair value of intangible assets, we use the income approach. Determining the fair value of intangible assets requires significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount rates to be applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include the following:

- significant underperformance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- a decrease in our market capitalization relative to our net book value.

We determine the recoverability of the carrying value of our long-lived assets based on a projection of the estimated undiscounted future net cash flows expected to result from the use of the asset. When we determine that the carrying value of long-lived assets may not be recoverable, we measure any impairment by comparing the carrying amount of the asset with the fair value of the asset. For identifiable intangibles, we determine fair value based on a projected discounted cash flow method using a discount rate reflective of our cost of funds.

Estimating valuation allowances and accrued liabilities, such as bad debt: The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. In particular, management must make estimates of the probability of collecting our accounts receivable. When evaluating the adequacy of the allowance for doubtful accounts, management reviews our accounts receivable based on an analysis of historical bad debts, client concentrations, client credit-worthiness, current economic trends and changes in our client payment terms. As of December 31, 2012 and 2011, the accounts receivable balance was $153.0 million and $119.8 million, respectively, net of allowance for doubtful accounts of $0.8 million and $1.2 million, respectively and estimated allowance for appeals of $6.9 million and $3.0 million, respectively.

Stock-based Compensation: We grant stock options to purchase our common stock, restricted stock awards and restricted stock units to our employees and directors. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is generally the vesting period. Stock options granted under the 1999 Long Term Incentive Stock Plan, or the 1999 Plan, the Fourth Amended and Restated 2006 Stock Plan, or the 2006 Stock Plan, the HealthDataInsights Inc. Amended 2004 Stock Option and Stock Issuance Plan, or the HDI 2004 Stock Plan and the HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan, or the HDI 2011 Stock Plan, generally vest over a one to four year period. The restricted stock awards and restricted stock units granted under our 2006 Stock Plan vest over a three to five year period.

We estimate the fair value of options granted using the Black-Scholes option pricing model. The application of this valuation model involves assumptions that are highly subjective, judgmental and sensitive in the determination of compensation cost. The Black-Scholes model incorporates the expected term of the option, the expected volatility of the price of our common stock, risk free interest rates and the expected dividend yield of our common stock. Expected volatilities are calculated based on the historical volatility of our stock. Management monitors stock option exercise and employee termination patterns to estimate forfeiture rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected holding period of options represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the interest rate of a 5-year U.S. Treasury Note in effect on the date of the grant. All share based payment awards are amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, stock-based compensation in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

We estimate forfeitures at the time of grant and revise the forfeiture rate in subsequent periods if actual forfeitures differ from our estimates. If actual forfeitures vary from our estimates, we will recognize the difference in compensation expense in the period the actual forfeitures occur or at the time of vesting.

See Note 10 of the Notes to Consolidated Financial Statements for further information regarding our stock-based compensation plans.

Use of estimates: We prepare our Consolidated Financial Statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we have discussed further above. We have reviewed our critical accounting policies and estimates with the Audit Committee of our Board of Directors.

Fair value of Financial Instruments: We measure certain financial assets and liabilities at fair value based on valuation techniques using the best information available, which may include quoted market prices, market comparables and discounted cash flow projections. Financial instruments may include time deposits, money market funds, and other cost method investments. In general, and where applicable, we use quoted prices in active markets for identical assets to determine fair value. If quoted prices in active markets for identical assets are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly. If quoted prices for identical or similar assets are not available, we use internally developed valuation models, whose inputs include bid prices, and third party valuations utilizing underlying asset assumptions.

Contingencies: From time to time, we are involved in legal proceedings in the ordinary course of business. We assess the likelihood of any adverse judgments or outcomes to these contingencies as well as potential ranges of probable losses and establish reserves accordingly. Significant judgment is required to determine both probability and the estimated amount. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and updated information. Litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. The amount of reserves required may change in future periods due to new developments in each matter or changes in approach to a matter such as a change in settlement strategy.

The policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP, with no need for management's judgment in their application. There are also areas in which the audited consolidated financial statements and notes thereto included in this Form 10-K contain accounting policies and other disclosures required by U.S. GAAP.

Business Overview

We are managed and operate as one business, with a single management team that reports to the chief executive officer. We do not operate separate lines of business with respect to any of our product lines.

We provide cost containment services to government and private healthcare payers and sponsors. Our program integrity services ensure that healthcare claims are paid correctly, and our coordination of benefits services ensure that they are paid by the responsible party. Together, these services help clients recover amounts from liable third parties; prevent future improper payments; reduce fraud, waste and abuse; and ensure regulatory compliance.

Our clients are the Centers for Medicare & Medicaid Services (CMS); state Medicaid agencies; commercial health plans, including Medicaid managed care, Medicare Advantage, and group health lines of business; government and private employers; Pharmacy Benefit Managers (PBMs); child support agencies; the Veterans Health Administration (VHA); and other healthcare payers and sponsors. Our largest client in 2012 was CMS, accounting for 18.2% of our total revenue. CMS has been our client since 2006 and since that time we have performed work for CMS directly and as a subcontractor, under several contracts. Our largest contract with CMS is through HDI, under which HDI has served as the Medicare RAC for Region D since October 2008 and which expires in February 2014.

Our revenue has increased at an average compounded rate of approximately 20.7% per year for the last five years. Our 2012 revenue increased to $473.7 million, $109.8 million over 2011 revenue, primarily as a result of our acquisition of HDI, the addition of new clients and the expansion of services to existing clients. In addition, state governments have increased their use of vendors for coordination of benefits and other cost containment functions and we have been able to increase our revenue through these initiatives. Leveraging our work on behalf of state Medicaid fee-for-service programs, we began to penetrate the Medicaid managed care market in 2005, into which increasingly more Medicaid lives are being shifted. As of December 31, 2012, we served CMS, the VHA, 47 state Medicaid agencies and the District of Columbia. We also provided services to approximately 100 commercial clients and supported their multiple lines of business, including Medicaid managed care, Medicare Advantage, and group health.

To date, we have grown our business through the internal development of new services and through acquisitions of businesses whose core services strengthen our overall mission to help our clients control healthcare costs. In addition, we leverage our expertise to acquire new clients at the state, federal and employer levels and to expand our current contracts to provide new services to current clients. We are continuously evaluating opportunities that will enable us to expand the breadth of the services we provide and will consider acquisition opportunities that enable us to continue to grow our business to address the increasing needs of the healthcare industry in the post-healthcare reform era.

Since 2010, we have made the following material acquisitions of companies and businesses:

- *Allied Management Group-Special Investigation Unit.* In June 2010, we purchased all of the common stock of AMG-SIU for an aggregate purchase price of $15.1 million, consisting of a $13.0 million initial cash payment (subsequently reduced by a working capital reduction of $0.2 million) and future contingent payments estimated at $2.3 million and recognized as a contingent payment liability on our balance sheet as of the acquisition date. AMG-SIU, which is based in Santa Ana, California, specializes in fraud, waste and abuse prevention and detection solutions for healthcare payers, which further strengthens our ability to service this segment of the market.
- *Chapman Kelly.* In August 2010, we acquired the assets and liabilities of Chapman Kelly for a $13.0 million cash payment. Chapman Kelly, which is now part of HMS Employer Solutions, is based in Jeffersonville, Indiana, and provides dependent eligibility audits to large, self-insured employers, as well as plan and claims audits to both employers and managed care organizations.

- *HDI Holdings, Inc.* In December 2011, we purchased all of the issued and outstanding common stock of privately-held HDI for an aggregate consideration of $370.4 million, of which $366.6 million was cash. Based in Las Vegas, Nevada, HDI provides improper payment identification services for government and commercial health plans, and is the Medicare RAC in CMS Region D, covering 17 states and three U.S. territories. HDI offers a comprehensive suite of claims integrity services, including complex medical reviews, automated reviews, hospital bill audits, and pharmacy audits.
- *MedRecovery Management, LLC.* In December 2012, we acquired the assets and liabilities of MRM, which provides Workers' Compensation recovery services for commercial health plans, for an aggregate purchase price of $11.8 million, consisting of a $10.8 million initial cash payment and $1.0 million in future contingent payments that are based on the achievement of certain performance milestones.

In September 2012, our wholly owned subsidiary, IntegriGuard, which is doing business as HMS Federal, was awarded a contract by CMS to perform the Coordination of Benefits and Medicare Secondary Payer Business Program Operations. The contract has an initial term of one year and may be renewed by CMS for four additional one year periods. In October 2012, we received a stop work order on this contract from CMS after a bid protest was filed with the Government Accountability Office (GAO). The bid protest was subsequently dismissed by the GAO in November 2012 when CMS determined to undertake a procurement corrective action with respect to this contract award. The procurement corrective action could result in CMS lifting the stop work order and affirming the award to HMS Federal, making a new award decision or taking some other action. We currently expect CMS's decision with respect to this award by the end of the second quarter of 2013. If CMS lifts the stop work order and affirms the award to HMS Federal, a new bid protest could be filed with the GAO, which could result in CMS imposing a new stop work order on HMS Federal pending the GAO's decision on that new bid protest. The GAO is entitled to take up to 100 days to review any bid protest and issue its decision. As a result, even if CMS affirms the award to HMS Federal during the second quarter of 2013 or later, if a new bid protest is filed, we may not have resolution on this contract award until the third quarter of 2013, or later. We cannot assure you that CMS will affirm the award of this contract to HMS Federal during the second quarter of 2013, or at all, or that if it does, a subsequent bid protest will not be filed, which further suspends our ability to commence working under this contract.

Healthcare Environment

In March 2010, the ACA was signed into law and in June 2012, the US Supreme Court upheld the constitutionality of the ACA, ruling that the federal government could not condition continued receipt of a State's existing Medicaid funding on its agreement to implement the Medicaid expansion. As a result, states choosing not to expand their Medicaid programs will forgo only the federal matching funds associated with such expanded coverage. As a result of the ACA, states face increasing pressure to cover more individuals even as many of them are projecting significant budget deficits.

It is expected that enrollment in government healthcare programs will continue to grow, particularly under the ACA. However, healthcare spending on Medicare and Medicaid has been reported to be growing slower than predicted, with the most recent report from the CBO showing federal spending for the two programs was 5% lower than it estimated in March 2010. As a result, the CBO has lowered its seven-year spending projections for these programs by approximately 15% for each program and made changes to Medicaid spending outlays for the next 10 years, citing lower expected costs per person through Medicaid expansion. The CBO also expects Medicaid enrollment by 2014 will not be as high as originally thought because it is expected that more people will gain health coverage through other sources.

The ACA also includes a number of provisions for combating fraud, waste and abuse, and we believe that the strong bipartisan support for containing healthcare costs through the measures identified in the ACA, provides us with platform for continued growth across products and markets. We plan to develop and build on existing partnerships with our state, federal and commercial clients and our other partners to provide services that address these provisions and assist these clients with their cost containment objectives.

Years Ended December 31, 2012 and 2011

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Comprehensive Income expressed as a percentage of revenue:

	Years ended December 31,	
	2012	2011
Revenue	100.0%	100.0%
Cost of service		
Compensation	34.1%	34.8%
Data processing	6.6%	6.4%
Occupancy	3.7%	4.1%
Direct project costs	11.7%	11.7%
Other operating costs	4.3%	5.0%
Amortization of intangibles	6.9%	2.3%
Total cost of services	67.3%	64.3%
Selling, general and administrative expenses	11.7%	13.5%
Total operating expenses	79.0%	77.8%
Operating income	21.0%	22.2%
Interest expense	(3.5)%	(0.2)%
Other income/(expense), net	0.1%	0.2%
Interest income	—	—
Income before income taxes	17.6%	22.2%
Income taxes	(6.9)%	(9.1)%
Net income and comprehensive income	10.7%	13.1%

Operating Results

Revenue for the year ended December 31, 2012 was $473.7 million, an increase of $109.8 million, or 30.2%, from revenue of $363.8 million for the year ended December 31, 2011. Revenue generated by HDI, which we acquired in December 2011, provided $104.3 million of the increase in revenue. Organic growth in existing client accounts provided an increase of $4.0 million, together with changes in the yield and scope of those client projects and differences in the timing of when client projects were completed in the current year compared to the prior year. Revenue generated by new clients for whom there was no revenue in the prior year period provided $10.5 million of the increase. Contract expirations resulted in a revenue decrease of $9.1 million.

Compensation expense as a percentage of revenue was 34.1% for the year ended December 31, 2012, compared to 34.8% for the prior year. Compensation expense was $161.5 million for 2012, an increase of $34.9 million, or 27.6%, from the prior year compensation expense of $126.6 million. This increase reflects $35.1 million in additional salary expense and $5.5 million in additional expense related to employee benefits, partially offset by a $5.7 million decrease in accrual of incentive compensation. For the year ended December 31, 2012, we averaged 2,229 employees, a 34.4% increase over the year ended December 31, 2011, during which we averaged 1,659 employees. This increase primarily reflects the addition of HDI staff in connection with our December 2011 acquisition, and also includes the addition of staff in the areas of client support, technical support and operations during 2012.

Data processing expense as a percentage of revenue was 6.6% for the year ended December 31, 2012, compared to 6.4% for the prior year. Data processing expense was $31.5 million for 2012, an increase of $8.4 million, or 36.0%, from the prior year data processing expense of $23.1 million. Improvements to our technology infrastructure and the requirement for higher transaction capacity resulted in higher expenses in 2012. This increase reflects $4.4 million in additional software related costs, $3.1 million in additional hardware and hosting costs, and $0.9 million in additional data communications and data costs due to the growth of our business, including increases in transaction volume and the number of employees.

Occupancy expense as a percentage of revenue was 3.7% for the year ended December 31, 2012, compared to 4.1% for the prior year. Occupancy expense was $17.5 million for 2012, an increase of $2.4 million, or 16.0%, from the prior year occupancy expense of $15.1 million. $1.4 million of the increase in occupancy expense relates to additional costs associated with the acquisition of HDI in December 2011. Other increases include depreciation and amortization expense of $0.4 million primarily related to our Irving, Texas facility, $0.3 million of equipment rental, $0.3 million of costs associated with moving and combining our data processing centers to a new co-location facility, and $0.2 million of real estate and property taxes.

Direct project expense as a percentage of revenue remained at 11.7% for the year ended December 31, 2012. Direct project expense for 2012 was $55.3 million, an increase of $12.8 million, or 30.0%, from the prior year direct project expense of $42.5 million, of which $14.6 million relates to additional costs associated with our December 2011 acquisition of HDI. This increase was partially offset by a $1.8 million decrease in direct project expense primarily related to lower subcontractor utilization.

Other operating expenses as a percentage of revenue were 4.3% for the year ended December 31, 2012, compared to 5.0% for the prior year. Other operating expenses for 2012 were $20.6 million, an increase of $2.5 million, or 14.1%, from the prior year expense of $18.1 million. $1.1 million of the increase in other operating expenses relates to additional costs associated with the acquisition of HDI in December 2011, $3.0 million relates to an increase in professional fees, including consulting, subcontractors and temporary help, $0.4 million to an increase in postage and delivery expenses, and a $0.1 million to an increase in travel expenses. These increases were partially offset by the reversal of the $2.3 million contingent consideration related to our AMG-SIU acquisition, and a $0.3 million prior year reversal of previously accrued accretion for that contingent consideration.

Amortization of acquisition-related software and intangibles as a percentage of revenue was 6.9% for the year ended December 31, 2012, compared to 2.3% for the prior year. Amortization of acquisition-related software and intangibles expense for 2012 was $32.6 million, an increase of $24.1 million, or 285.2%, compared to the prior year expense of $8.5 million. This expense consists primarily of amortization of client relationships, trade names and software. The increase in amortization of acquisition-related software and intangibles expense for 2012 is a result of a full year of amortization for our acquisition of HDI in December 2011.

Selling, general and administrative expenses as a percentage of revenue were 11.7% for the year ended December 31, 2012, compared to 13.5% for the prior year. Selling, general and administrative expenses for 2012 were $55.3 million, an increase of $6.1 million, or 12.5%, compared to the prior year expense of $49.2 million, of which $7.3 million relates to additional costs associated with our 2011 acquisition of HDI. Additional increases include a $1.5 million increase in compensation expense. Data processing expense increased by $1.4 million relating to higher software and equipment expenses. Occupancy expenses increased by $0.3 million due to additional space requirements. Other expenses decreased by $4.4 million primarily due to a decrease in acquisition-related transaction costs. During the year ended December 31, 2012, we averaged 209 employees in the sales, general and administrative group, a 71.3% increase over our average of 122 employees in that group during the year ended December 31, 2011

Operating income for the year ended December 31, 2012 was $99.5 million, or 21.0% of revenue, compared to $81.0 million, or 22.2% of revenue, for the prior year. This decrease as a percentage of revenue was primarily the result of an increase in amortization of intangibles expenses together with an increase in investment in our technology infrastructure in the year ended December 31, 2012.

Interest expense was $16.6 million for the year ended December 31, 2012, compared to $0.6 million for the same period in 2011. Interest expense represents borrowings under our Term Loan, amortization of deferred financing costs, commitment fees for our revolving credit facility and issuance fees for our Letter of Credit. The increase of $16.0 million compared to the prior year period primarily represents $12.6 million in interest expense and commitment fees on our Term Loan and $3.6 million in related amortization of deferred financing costs. Other income related to tenant rental income from our office building in Irving, Texas decreased by $0.2 million to $0.4 million as a result of expired tenant leases. Interest income was $12,000 for the year ended December 31, 2012, compared to interest income of $65,000 for the year ended December 31, 2011.

We recorded income tax expense of $32.8 million for the year ended December 31, 2012, compared to income tax expense of $33.2 million for the year ended December 31, 2011, a decrease of $0.4 million. Our effective tax rate decreased to 39.4% in 2012 from 41.0% for the year ended December 31, 2011, primarily due to a change in state apportionments and permanent differences. The principal difference between the statutory rate and our effective rate are state taxes and permanent differences.

During 2012, we utilized $33.0 million in tax deductions arising from 2012 stock option exercises, which resulted in an excess tax benefit of $12.4 million that was recorded to capital with an offsetting reduction to taxes payable.

Net income of $50.5 million for the year ended December 31, 2012 represents an increase of $2.7 million over net income for the same period in 2011 of $47.8 million.

Years Ended December 31, 2011 and 2010

The following table sets forth, for the periods indicated, certain items in our Consolidated Statements of Comprehensive Income expressed as a percentage of revenue:

	Years ended December 31,	
	2011	2010
Revenue	100.0%	100.0%
Cost of service		
Compensation	34.8%	35.1%
Data processing	6.4%	5.9%
Occupancy	4.1%	4.4%
Direct project costs	11.7%	11.7%
Other operating costs	5.0%	5.5%
Amortization of intangibles	2.3%	2.1%
Total cost of services	64.3%	64.7%
Selling, general and administrative expenses	13.5%	13.3%
Total operating expenses	77.8%	78.0%
Operating income	22.2%	22.0%
Interest expense	(0.2)%	—
Other income/(expense), net	0.2%	(0.1)%
Interest income	—	—
Income before income taxes	22.2%	21.9%
Income taxes	(9.1)%	(8.8)%
Net income and comprehensive income	13.1%	13.1%

Operating Results

Revenue for the year ended December 31, 2011 was $363.8 million, an increase of $60.9 million, or 20.1%, from revenue of $302.9 million for the year ended December 31, 2010. This increase reflects the organic growth in existing client accounts of $44.7 million, together with changes in the yield and scope of those client projects and differences in the timing of when client projects were completed in the current year compared to the prior year. Revenue generated by HDI was $2.2 million. Revenue generated by AMG-SIU, which we acquired in 2010, was $3.8 million, an increase of $2.1 million over the prior year. Revenue generated by HMS Employer Solutions (which is the aggregate of the businesses we acquired with Chapman Kelly and Verify Solutions) was $7.2 million, an increase of $4.0 million over the prior year. Revenue from 19 new clients for whom there was no revenue in the prior year was $8.1 million. These increases were partially offset by a decrease of $0.2 million as a result of expired contracts.

Compensation expense as a percentage of revenue was 34.8% for the year ended December 31, 2011, compared to 35.1% for the prior year. Compensation expense was $126.6 million for 2011, an increase of $20.2 million, or 19.0%, from the prior year compensation expense of $106.4 million. This increase reflects $15.7 million in additional salary expense, $3.7 million in additional expense related to employee benefits and $0.8 million in additional variable compensation. For the year ended December 31, 2011, we averaged 1,659 employees, a 19.7% increase over the year ended December 31, 2010, during which we averaged 1,386 employees. This increase reflects the addition of over 400 HDI employees in December 2011 and the addition of staff in the areas of client support, technical support and operations during 2011.

Data processing expense as a percentage of revenue was 6.4% for the year ended December 31, 2011, compared to 5.9% for the prior year. Data processing expense was $23.1 million for 2011, an increase of $5.1 million, or 28.5%, from the prior year data processing expense of $18.0 million. Improvements to our technology infrastructure and the requirement for higher transaction capacity resulted in higher expenses in 2011. This increase reflects $2.4 million in additional software related costs, a $2.2 million increase for hardware related costs and hosted environments and a $0.5 million increase in data communications and related costs.

Occupancy expense as a percentage of revenue was 4.1% for the year ended December 31, 2011, compared to 4.4% for the prior year. Occupancy expense was $15.1 million for 2011, an increase of $1.8 million, or 13.0%, from the prior year occupancy expense of $13.3 million. Occupancy expense primarily relates to the costs associated with our Irving, Texas facility, which contributed $1.2 million of the increase. Equipment maintenance and depreciation increased by $0.4 million, and both utilities expense and rent expense increased by $0.1 million.

Direct project expense as a percentage of revenue was 11.7% for both the year ended December 31, 2011 and the prior year. Direct project expense for 2011 was $42.5 million, an increase of $7.0 million, or 19.8%, from the prior year direct project expense of $35.5 million. This increase resulted primarily from a $3.1 million increase for temporary help, a $1.5 million increase in subcontractor expenses primarily driven by new projects and revenue increases, a $1.0 million increase for data conversion and data expenses, a $0.5 million increase for postage and delivery expense, a $0.4 million increase for printing expenses, a $0.3 million increase for bad debt expense, and a $0.2 million increase for travel in support of customer projects.

Other operating expenses as a percentage of revenue were 5.0% for the year ended December 31, 2011, compared to 5.5% for the prior year. Other operating expenses for 2011 were $18.1 million, an increase of $1.6 million, or 9.3%, from the prior year expense of $16.5 million. This increase resulted from a $0.7 million increase in employee related expenses, including relocation and training expenses, a $0.6 million increase in professional fees, including consulting, subcontractors and temporary help, a $0.3 million increase for travel expenses, a $0.3 million increase related to various HDI expenses, and a $0.2 million increase for printing costs. Partially offsetting these increases was a decrease of $0.5 million in the estimated value of the AMG-SIU contingent payment.

Amortization of acquisition-related software and intangibles as a percentage of revenue was 2.3% for the year ended December 31, 2011, compared to 2.1% for the prior year. Amortization of acquisition-related software and intangibles expense for 2011 was $8.5 million, an increase of $2.3 million, or 35.9%, compared to the prior year expense of $6.2 million. This expense consists primarily of amortization of client relationships, trade names and software. The increase in amortization of acquisition-related software and intangibles expense for 2011 is a result of a full year of amortization for our 2010 acquisitions of AMG-SIU and Chapman Kelly, and our acquisition of HDI in December 2011.

Selling, general and administrative expenses as a percentage of revenue were 13.5% for the year ended December 31, 2011, compared to 13.3% for the prior year. Selling, general and administrative expenses for 2011 were $49.2 million, an increase of $9.0 million, or 22.3%, compared to the prior year expense of $40.2 million. During the year ended December 31, 2011, we averaged 122 employees in the sales, general and administrative group, a 5.2% increase over our average of 116 employees in that group during the year ended December 31, 2010. Transaction costs increased by $4.5 million compared to prior year expense due to the acquisition of HDI. Other expenses increased by $2.9 million, of which $2.0 million related to an increase in professional fees, primarily consisting of consulting and legal fees, $0.6 million related to employee training, $0.2 million related to travel expense, and $0.1 million related to insurance. Data processing expense increased by $1.6 million related to disaster recovery costs, software costs and equipment costs. Compensation increased by $0.3 million compared to the prior year period, offset by a $0.3 million decrease in occupancy costs.

Operating income for the year ended December 31, 2011 was $80.9 million, or 22.2% of revenue, compared to $66.7 million, or 22.0% of revenue, for the prior year. This increase was primarily the result of increased revenue together with economies of scale realized during the year ended December 31, 2011.

Interest expense was $0.6 million for the year ended December 31, 2011 compared to $0.1 million for the same period in 2010. Interest expense represents borrowings under our Term Loan, commitment fees for our Credit Agreement and issuance fees for our Letter of Credit. The increase of $0.5 million compared to the prior year period represents interest on our Term Loan for the latter half of December 2011. Other income of $0.6 million represents $0.7 million of tenant rental income from our office building in Irving, Texas, which was purchased in June 2010 and tenant-occupied for only a portion of that year, partially offset by $0.1 million of amortization of deferred financing costs. Interest income was $65,000 for the year ended December 31, 2011, compared to interest income of $94,000 for the year ended December 31, 2010, principally due to lower interest rates, which were partially offset by higher cash balances.

Income tax expense of $33.2 million was recorded for the year ended December 31, 2011, an increase of $6.6 million compared to the same period in 2010. Our effective tax rate increased to 41.0% in 2011 from 39.9% for the year ended December 31, 2010, primarily due to permanent differences and a change in state apportionments. The principal difference between the statutory tax rate and our effective tax rate is state taxes.

During 2011, we utilized $31.4 million in tax deductions arising from 2011 stock option exercises, which resulted in an excess tax benefit of $12.1 million that was recorded to capital with an offsetting reduction to taxes payable.

Net income of $47.8 million for the year ended December 31, 2011 represents an increase of $7.7 million over net income for the same period in 2010 of $40.1 million.

Off-Balance Sheet Arrangements

Other than our Letter of Credit, we do not have any off-balance sheet arrangements.

Liquidity and Capital Resources

At December 31, 2012, our cash and cash equivalents and net working capital were $135.2 million and $205.5 million, respectively.

In connection with our acquisition of HDI, we entered into a five year, revolving and term secured credit agreement, which we refer to as the Credit Agreement, with certain financial institutions and Citibank, N.A. as Administrative Agent. The Credit Agreement is guaranteed by our material subsidiaries and is supported by a security interest in all or substantially all of our and our subsidiaries' personal property assets. The Credit Agreement, which matures in December 2016, provides for a term loan of $350 million, or the Term Loan, which was used to finance our acquisition of HDI, and a revolving credit facility in an initial amount of $100 million. Under specified circumstances, the revolving credit facility can be increased by up to $50.0 million in additional term or revolving loan commitments. At December 31, 2012, we had an outstanding principal balance of $332.5 million due under the Term Loan.

The interest rates applicable to both the Term Loan and the revolving credit facility are either (a) the LIBOR multiplied by a statutory reserve rate plus an interest margin ranging from 2.00% to 3.00% based on our consolidated leverage ratio or (b) a base rate plus an interest margin ranging from 1.00% to 2.00% based on our consolidated leverage ratio. The base rate is equal to the greatest of (a) Citibank's prime rate, (b) the federal funds rate plus 0.50% or (c) the one-month LIBOR plus 1.00%. The interest rate at December 31, 2012 was 3.375%. Including debt issuance costs and original issue discounts, the Term Loan has an effective annualized interest rate of approximately 4.8%. In addition, we are required to pay an unused commitment fee on the revolving credit facility during the term of the Credit Agreement of 0.50% per annum.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement requires us to comply, on a quarterly basis, with certain principal financial covenants, including a maximum consolidated leverage ratio reducing from 4.00:1.00 to 3.50:1.00 over the next four years and a minimum interest coverage ratio of 3.00:1.00. We were in compliance with the required financial covenants at December 31, 2012. In addition, the Credit Agreement restricts our ability to make certain payments or distributions with respect to our capital stock, including cash dividends to our shareholders, or any payments to purchase, redeem, retire, acquire, cancel or terminate any shares of our capital stock, which we collectively refer to as restricted payments. However, we may make restricted payments (which include cash dividends) in an aggregate annual amount that does not exceed (i) $30,000,000 plus, if our consolidated leverage ratio (as defined in the Credit Agreement and calculated on a pro forma basis) is no greater than 3.00 to 1.00, plus (ii) an additional amount calculated under the Credit Agreement by reference to our then-existing excess cash flow, so long as, in any circumstance, no event of default would occur under the Credit Agreement as a result of making any such restricted payment. In addition, we may pay dividends to our shareholders in shares of our capital stock without limitation.

Our obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, cross-defaults, bankruptcy and insolvency related defaults, defaults relating to judgments, defaults due to certain ERISA related events and a change of control default.

As of December 31, 2012, we are in compliance with all the terms of Credit Agreement.

The Term Loan requires scheduled quarterly principal payments of approximately $4.4 million through December 31, 2012, $8.8 million through December 31, 2014, $21.8 million through December 31, 2015 and $43.8 million through December 16, 2016. As of December 31, 2012, we had made four quarterly principal payments totaling $17.5 million.

As of December 31, 2012, we had incurred $12.2 million of interest on the outstanding Term Loan and $500,000 in commitment fees on the revolving credit facility. The loan origination fee and issuance costs of $12.7 million incurred upon consummation of the Credit Agreement have been recorded as deferred financing costs and are being amortized as interest expense over the five year life of the Credit Agreement using the effective interest method. For the year ended December 31, 2012, $3.7 million of the financing cost has been amortized to interest expense.

Although we expect that operating cash flows will continue to be a primary source of liquidity for our operating needs, we have the revolving credit facility, which may be used for general corporate purposes, including acquisitions, available for future cash flow needs, if necessary.

As part of our contractual agreement with a client, we have an outstanding irrevocable letter of credit or Letter of Credit for $4.6 million, which we established against our existing revolving credit facility.

The following tables, which should be read in conjunction with our Consolidated Statements of Cash Flows, represent the cash and cash equivalents, working capital and a summary of our cash flows at December 31, 2012 and 2011, respectively:

	December 31,	
(In thousands)	**2012**	**2011**
Cash and cash equivalents	$135,227	$ 97,003
Working Capital	$205,537	$169,862

A summary of our cash flows is as follows:

	December 31,	
(In thousands)	**2012**	**2011**
Net cash provided by operating activities	$ 83,039	$ 56,729
Net cash used in investing activities	$(38,074)	$(375,721)
Net cash (used in)/provided by financing activities	$ (6,741)	$ 321,159
Net increase in cash and cash equivalents	$ 38,224	$ 2,167

We believe that our cash generating capability and financial condition, together with our revolving credit facility will be adequate to meet our operating, investing and financing needs. Our principal source of cash has been our Term Loan and cash flow from operations. The primary uses of cash are compensation expenses, data processing, direct project costs and selling, general and administration expenses. Other sources of cash include proceeds from exercise of stock options and tax benefits associated with stock option exercises. We expect that operating cash flows will continue to be a primary source of liquidity for our operating needs. There are currently no loans outstanding under the revolving credit facility of the Credit Agreement.

We rely on operating cash flows and cash and cash equivalent balances to provide for our liquidity requirements. We believe that we have the ability to obtain both short-term and long-term loans to meet our financing needs for the foreseeable future. Due to our significant operating cash flows, access to capital markets and available term and revolving loans under the Credit Agreement, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future, which include:

- the working capital requirements of our operations;
- investments in our business;
- business development activities; and
- repayment of our Term Loan.

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended December 31, 2012 was $83.0 million, a $26.3 million increase over net cash provided by operating activities of $56.7 million for the year ended December 31, 2011. This increase was primarily attributable to incremental cash flows generated from the HDI acquisition.

The number of days sales outstanding as of December 31, 2012, net of estimated liability for appeals, decreased to 90 days from 92 days at December 31, 2011. The decrease was primarily associated with a decrease in accounts receivable balances related to the timing of our receipt of payment from several of our clients.

Operating cash flows could be adversely affected by a decrease in demand for our services or if contracts with our largest clients are cancelled.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was $38.1 million, a $337.6 million decrease over net cash used in investing activities of $375.7 million for the year ended December 31, 2011. In 2011, we recorded the acquisition of HDI which accounts for most of this difference.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended December 31, 2012 was $6.7 million, a $327.9 million decrease over net cash provided by financing activities of $321.2 million for the year ended December 31, 2011. This decrease was primarily attributable to the proceeds of $337.3 million of Term Loan received during December 2011 in relation to acquisition of HDI.

Contractual Obligations

The following tables represent the scheduled maturities of our contractual cash obligations and other commitments at December 31, 2012 (*in thousands*):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Operating leases(1)	$ 25,821	$10,082	$ 7,180	$ 3,695	$4,864
Term loan(2)	332,500	35,000	122,200	175,300	—
Interest expense(3)	31,830	10,779	17,353	3,698	—
Commitment fee(4)	2,118	623	997	498	—
Letter of Credit fee(5)	71	71	—	—	—
Capital leases(6)	2,182	1,078	1,095	9	—
Total	$394,522	$57,633	$148,825	$183,200	$4,864

(1) Represents the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of our leases require the payment for insurance, maintenance and other costs. These costs have historically represented approximately 3 to 6 percent of the minimum rent amount. These additional amounts are not included in the table of contractual obligations as the timing and/or amounts of such payments are unknown.

(2) Represents scheduled repayments of principal on the Term Loan under the terms of the Credit Agreement. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

(3) Represents estimates of amounts due on Term Loan based on the interest rate as of December 31, 2012 and on scheduled repayments of principal. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

(4) Represents the commitment fee due on the revolving credit facility. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

(5) Represents the fees for the letter of credit established against the revolving credit facility. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding the Credit Agreement.

(6) Represents the future minimum lease payments under capital leases.

We have entered into lease and sublease arrangements for some of our facility obligations and expect to receive the following rental payments in connection with those arrangements (*in thousands*):

	Payments Expected In			
Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
$617	$608	$9	$—	$—

In May 1997, our Board of Directors authorized us to repurchase up to $10.0 million dollars of shares of our common stock. We repurchased 4,988,538 shares in 1997, at an average price of $1.88 per share. In February 2006, our Board of Directors increased the aggregate purchase price to an amount not to exceed $20.0 million. We repurchased an additional 436,309 shares at an average price of $24.29 per share and completed the Share Repurchase Plan in May 2012. Repurchased shares will be available for use in connection with our stock plans and for other corporate purposes.

In October 2012, our Board of Directors authorized us to repurchase up to $50.0 million of our common stock from time to time on the open market or in privately negotiated transactions, for a period of up to two years. Repurchased shares will be available for use in connection with our stock plans and for other corporate purposes.

As part of our contractual agreement with a client, we have an outstanding irrevocable letter of credit for $4.6 million, which we established against our existing revolving credit facility.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued authoritative accounting guidance for updates on Fair Value Measurements, specifically, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. This update amends Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurement and Disclosure," clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This authoritative guidance is effective for annual and interim reporting periods beginning on or after December 15, 2011. This new guidance is to be adopted prospectively and early adoption is not permitted. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In June 2011, FASB issued Accounting Standards Update (ASU) No. 2011-05 for the presentation of comprehensive income thereby amending ASC 220, *Comprehensive Income.* The amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment is effective for fiscal years beginning after December 15, 2011 and should be applied retrospectively. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In September 2011, FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (the revised standard). Under the amendments in this ASU, an entity has an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. This newly issued accounting standard allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for indefinite-lived intangibles other than goodwill. Under that option, an entity would no longer be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. This ASU is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

At fiscal year-end 2012, we were not a party to any derivative financial instruments. We conduct all of our business in U.S. currency and hence do not have direct foreign currency risk. We are exposed to changes in interest rates, primarily with respect to the Term Loan under the Credit Agreement. If the effective interest rate for all of our variable rate debt were to increase by 100 basis points (1%), our annual interest expense would increase by a maximum of $3.3 million based on our debt balances outstanding at December 31, 2012. Further, we currently invest substantially all of our excess cash in short-term investments, primarily money market accounts, where returns effectively reflect current interest rates. As a result, market interest rate changes may impact our interest income or expense. The impact will depend on variables such as the magnitude of rate changes and the level of borrowings or excess cash balances. We do not consider this risk to be material. We manage such risk by continuing to evaluate the best investment rates available for short-term, high quality investments.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 is found on pages 43 to 69 of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms and that such information required to be disclosed by us in reports that we file under the

Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) under the Exchange Act, management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by Rule 13a-15(f) of the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and our Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 31, 2012, our internal control over financial reporting was effective in providing assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has issued an attestation report on our assessment of our internal control over financial reporting, a copy of which is appears on page 45.

Changes in Internal Control Over Financial Reporting

Following the acquisition of HDI in December 16, 2011, we commenced the process of aligning the processes and controls of HDI to our existing control environment. This process was completed by December 31, 2012.

With the exception of changes in connection with our acquisition of HDI described above, there have been no changes in our internal control over financial reporting identified in connection with the evaluation of our controls performed during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Effective March 1, 2013, we entered into new Executive Employment Agreement with William C. Lucia, our President and Chief Executive Officer on substantially the same terms as his prior agreement which expired on February 28, 2013. Unless earlier terminated, this agreement will terminate on February 28, 2015. Mr. Lucia is eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of performance or such other criteria as may be established from time to time by the Compensation Committee in its sole discretion. Mr. Lucia's annualized base salary remains at $650,000 and his target bonus remains at 100% of his base salary.

If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control (as defined in the agreement) or otherwise, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason (as defined in the agreement), then provided Mr. Lucia executes and does not revoke a separation agreement and release and complies with certain restrictive covenants, he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period, (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above, and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Unless provided in an amendment to this Annual Report on Form 10-K, the following information is incorporated by reference to our 2013 Proxy Statement as follows: (i) information about our Board of Directors to the section captioned *"Proposal One—Election of Directors—Our Board of Directors,"* (ii) information about compliance with Section 16(a) of the Exchange Act to the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance,"* (iii) information about our Code of Ethics to the section captioned *"Corporate Governance—Code of Ethics,"* (iv) information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors the following sections of our 2013 Proxy Statement: *"Questions and Answers—Shareholder Proposals and Director Nominations"* and *"Board of Directors and Corporate Governance—Director Nomination Process,"* (v) information about our Audit Committee, including the members of the Committee, and our Audit Committee financial expert, to the section captioned *"Board of Directors and Corporate Governance—Board Committees—Audit Committee."* The balance of the information required by this item is contained in Item 1 of Part I of this Annual Report on Form 10-K under the caption *"Executive Officers of HMS Holdings Corp."*

Item 11. Executive Compensation.

Unless provided in an amendment to this Annual Report on Form 10-K, information about executive compensation and the compensation of our Board of Directors is incorporated by reference to the sections of our 2013 Proxy Statement captioned *"Executive Compensation," "Board of Directors and Corporate Governance—Director Compensation," "Board of Directors and Corporate Governance—Compensation Committee Interlocks and Insider Participation,"* and *"Executive Compensation—Compensation Committee Report."*

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Unless provided in an amendment to this Annual Report on Form 10-K, information about the security ownership of certain beneficial owners and management is incorporated by reference to the section of our 2013 Proxy Statement captioned *"Security Ownership of Certain Beneficial Owners and Management."*

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2012. For additional information about our equity compensation plans see Note 10 of the Notes to Consolidated Financial Statements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders[1]	4,336,611	$15.60	9,138,398
Equity compensation plans not approved by shareholders[2]	205,000	$ 6.17	—
HDI plans not approved by shareholders[3]	491,606	$13.53	187,092
Total	5,033,217		

(1) This includes stock options to purchase common stock granted under our 1999 Plan and the 2006 Stock Plan and restricted stock awards and restricted stock units granted under the 2006 Stock Plan.

(2) Stock options outstanding under plans not approved by the shareholders include: (i) 25,000 options granted in September 2006 to four former senior executives of BSPA in connection with their joining us, (ii) 180,000 options granted in July 2007 to Walter D. Hosp, our Chief Financial Officer, under the terms of his employment agreement.

(3) Includes stock options to purchase common stock granted under the HDI 2011 Stock Plan, which was assumed in connection with our acquisition of HDI.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Unless provided in an amendment to this Annual Report on Form 10-K, the following information is incorporated by reference to our 2013 Proxy Statement as follows: (i) information about certain relationships and transactions with related parties to the section captioned *"Board of Directors and Corporate Governance—Certain Relationships and Related Party Transactions,"* and (ii) information about director independence to the section captioned *"Board of Directors and Corporate Governance—Board Determination of Independence."*

Item 14. Principal Accounting Fees and Services.

Unless provided in an amendment to this Annual Report on Form 10-K, information about the fees for professional services rendered by our independent registered public accounting firm in 2012 and 2011 and our Audit Committee's policy on pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm is incorporated by reference to the proposal in our 2013 Proxy Statement captioned *"Ratification of the Selection of Independent Registered Public Accounting Firm."*

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. *Financial Statements.*

   The financial statements are listed in the Index to Consolidated Financial Statements on page 52.

2. *Financial Statement Schedules.*

   Financial Statement Schedule II—Valuation and Qualifying Accounts is set forth on page 82. All other financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

3. *Exhibits.*

   The Exhibits are set forth on the Exhibit Index on page 83 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HMS Holdings Corp.
(Registrant)

By: /s/ WILLIAM C. LUCIA
William C. Lucia
Chief Executive Officer
(Principal Executive Officer and Duly Authorized Officer)

Date: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT M. HOLSTER Robert M. Holster	Chairman, Board of Directors	February 27, 2013
/s/ WILLIAM C. LUCIA William C. Lucia	Chief Executive Officer, Director (Principal Executive Officer)	February 28, 2013
/s/ WALTER D. HOSP Walter D. Hosp	Chief Financial Officer (Principal Financial Officer)	February 28, 2013
/s/ JOSEPH M. DONABAUER Joseph M. Donabauer	Vice President & Controller (Principal Accounting Officer)	March 1, 2013
/s/ JAMES T. KELLY James T. Kelly	Director	March 1, 2013
/s/ DANIEL N. MENDELSON Daniel N. Mendelson	Director	February 27, 2013

Signatures	Title	Date
/s/ WILLIAM F. MILLER III William F. Miller III	Director	March 1, 2013
/s/ WILLIAM S. MOSAKOWSKI William S. Mosakowski	Director	February 28, 2013
/s/ ELLEN A. RUDNICK Ellen A. Rudnick	Director	February 28, 2013
/s/ BART M. SCHWARTZ Bart M. Schwartz	Director	February 28, 2013
/s/ MICHAEL A. STOCKER Michael A. Stocker, M.D.	Director	February 28, 2013
/s/ RICHARD H. STOWE Richard H. Stowe	Director	February 28, 2013
/s/ CORA M. TELLEZ Cora M. Tellez	Director	March 1, 2013

HMS HOLDINGS CORP. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HMS Holdings Corp.:

We have audited the accompanying consolidated balance sheets of HMS Holdings Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMS Holdings Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of its their operations and its their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HMS Holdings Corp's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP
New York, New York
March 1, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
HMS Holdings Corp.:

We have audited HMS Holing Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). HMS Holdings Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, HMS Holing Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of HMS Holdings Corp. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP
New York, New York
March 1, 2013

HMS HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$135,227	$ 97,003
Accounts receivable, net of allowance for doubtful accounts of $830 and $1,158, respectively and estimated allowance for appeals for $6,985 and $3,003, respectively	153,014	119,885
Prepaid expenses	14,283	6,602
Prepaid income taxes	—	2,418
Current portion of deferred financing costs	3,336	3,689
Other current assets	317	5,793
Net deferred tax asset	—	2,198
Total current assets	306,177	237,588
Property and equipment, net	129,327	127,177
Goodwill	370,774	361,786
Intangible assets, net	109,919	132,740
Deferred financing costs	5,867	9,203
Other assets	3,988	837
Total assets	$926,052	$869,331
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 40,867	$ 40,546
Acquisition related contingent consideration	588	2,300
Current portion of term loan	35,000	17,500
Deferred tax liabilities	2,398	—
Estimated liability for appeals	21,787	7,380
Total current liabilities	100,640	67,726
Long-term liabilities:		
Deferred rent	500	1,085
Acquisition related contingent consideration	428	—
Term loan	297,500	332,500
Other liabilities	3,305	2,423
Deferred tax liabilities	60,805	74,360
Total long-term liabilities	362,538	410,368
Total liabilities	463,178	478,094
Shareholders' equity:		
Preferred stock—$0.01 par value; 5,000,000 shares authorized; none issued	—	—
Common stock—$0.01 par value; 125,000,000 shares authorized; 92,374,539 shares issued and 86,949,692 shares outstanding at December 31, 2012; 90,575,837 shares issued and 85,587,299 shares outstanding at December 31, 2011	923	906
Capital in excess of par value	271,962	240,241
Retained earnings	210,003	159,487
Treasury stock, at cost: 5,424,847 shares at December 31, 2012 and 4,988,538 shares at December 31, 2011	(20,014)	(9,397)
Total shareholders' equity	462,874	391,237
Total liabilities and shareholders' equity	$926,052	$869,331

See accompanying notes to consolidated financial statements.

HMS HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except per share amounts)

	Year ended December 31,		
	2012	**2011**	**2010**
Revenue	$473,696	$363,826	$302,867
Cost of services:			
Compensation	161,547	126,613	106,402
Data processing	31,491	23,118	17,997
Occupancy	17,456	15,053	13,323
Direct project costs	55,272	42,517	35,482
Other operating costs	20,593	18,054	16,515
Amortization of acquisition related software and intangibles	32,551	8,450	6,217
Total cost of services	318,910	233,805	195,936
Selling, general and administrative expenses	55,274	49,150	40,187
Total operating expenses	374,184	282,955	236,123
Operating income	99,512	80,871	66,744
Interest expense	(16,561)	(605)	(94)
Other income/(expense), net	382	632	(69)
Interest income	12	65	94
Income before income taxes	83,345	80,963	66,675
Income taxes	32,829	33,178	26,583
Net income and comprehensive income	$ 50,516	$ 47,785	$ 40,092
Basic income per common share:			
Net income per share—basic	$ 0.59	$ 0.56	$ 0.49
Diluted income per share:			
Net income per share—diluted	$ 0.57	$ 0.55	$ 0.47
Weighted average shares:			
Basic	86,204	84,588	81,762
Diluted	88,365	87,444	85,375

See accompanying notes to consolidated financial statements.

HMS HOLDINGS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Treasury Stock		Total Shareholders' Equity
	# of Shares Issued	Par Value			# of Shares	Amount	
Balance at January 1, 2010	85,600,218	$856	$175,224	$ 71,610	4,988,538	$ (9,397)	$238,293
Net income and comprehensive income	—	—	—	40,092	—	—	40,092
Stock-based compensation cost	—	—	7,544	—	—	—	7,544
Exercise of stock options	2,741,328	27	9,101	—	—	—	9,128
Excess tax benefit from exercise of stock options	—	—	12,581	—	—	—	12,581
Balance at December 31, 2010	88,341,546	$883	$204,450	$111,702	4,988,538	$ (9,397)	$307,638
Net income and comprehensive income	—	—	—	47,785	—	—	47,785
Stock-based compensation cost	—	—	8,376	—	—	—	8,376
Equity consideration for the acquisition of HDI			3,799				3,799
Exercise of stock options	2,133,824	23	12,721	—	—	—	12,744
Vesting of restricted stock awards and units, net of shares withheld for employee tax	100,467	—	(1,156)	—	—	—	(1,156)
Excess tax benefit from exercise of stock options	—	—	12,051	—	—	—	12,051
Balance at December 31, 2011	90,575,837	$906	$240,241	$159,487	4,988,538	$ (9,397)	$391,237
Net income and comprehensive income	—	—	—	50,516	—	—	50,516
Stock-based compensation cost	—	—	9,116	—	—	—	9,116
Purchase of Treasury Stock	—	—	—	—	436,309	(10,617)	(10,617)
Exercise of stock options	1,673,457	16	11,957	—	—	—	11,973
Vesting of restricted stock awards and units, net of shares withheld for employee tax	125,245	1	(1,785)	—	—	—	(1,784)
Excess tax benefit from exercise of stock options	—	—	12,433	—	—	—	12,433
Balance at December 31, 2012	92,374,539	$923	$271,962	$210,003	5,424,847	$(20,014)	$462,874

See accompanying notes to consolidated financial statements.

HMS HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Year ended December 31,		
	2012	2011	2010
Operating activities:			
Net income and comprehensive income	$ 50,516	$ 47,785	$ 40,092
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	54,836	22,435	15,908
Stock-based compensation expense	9,116	8,376	7,544
Excess tax benefit from exercised stock options	(12,433)	(12,051)	(12,581)
Deferred income taxes	(6,323)	1,818	2,316
Allowance for doubtful debts	3,654	359	197
Change in fair value of contingent consideration	(2,300)	(273)	273
Loss on disposal of fixed assets	290	267	23
Changes in assets and liabilities:			
Accounts receivable	(36,382)	(31,931)	(9,657)
Prepaid expenses	(7,670)	(1,081)	664
Prepaid income taxes	14,326	14,288	13,282
Other current assets	667	(538)	(304)
Other assets	(127)	113	90
Accounts payable, accrued expenses and other liabilities	462	(218)	4,078
Estimated liability for appeals	14,407	7,380	—
Net cash provided by operating activities	83,039	56,729	61,925
Investing activities:			
Investment in certificate of deposit	—	(4,809)	—
Proceeds from redemption of certificate of deposit	4,809	—	—
Purchases of property and equipment	(25,222)	(18,477)	(15,603)
Purchase of building and land	—	—	(9,886)
Investment in common stock	(3,024)	—	—
Acquisitions, net	(12,393)	(350,578)	(26,149)
Investment in capitalized software	(2,244)	(1,857)	(2,023)
Net cash used in investing activities	(38,074)	(375,721)	(53,661)
Financing activities:			
Repayment of term loan	(17,500)	(39,480)	—
Proceeds from term loan	—	337,292	—
Deferred financing costs	—	(292)	—
Purchases of treasury stock	(10,617)	—	—
Payments on contingent consideration	(250)	—	—
Proceeds from exercise of stock options	11,973	12,744	9,128
Payments on capital lease obligations	(996)	—	—
Payments of tax withholdings on behalf of employees for net-share settlement for stock-based compensation	(1,784)	(1,156)	—
Excess tax benefit from exercised stock options	12,433	12,051	12,581
Net cash (used in)/provided by financing activities	(6,741)	321,159	21,709
Net increase in cash and cash equivalents	38,224	2,167	29,973
Cash and cash equivalents at beginning of year	97,003	94,836	64,863
Cash and cash equivalents at end of year	$135,227	$ 97,003	$ 94,836
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 20,490	$ 17,474	$ 10,949
Cash paid for interest	$ 13,236	$ 109	$ 70
Supplemental disclosure of noncash investing activities:			
Tenant improvement allowance	$ —	$ —	$ 202
Accrued property and equipment purchases	$ 4,439	$ 5,294	$ 2,804
Accrued acquisition related contingent consideration	$ —	$ —	$ 2,573
Issuance of replacement awards in connection with HDI acquisition	$ —	$ 3,799	$ —
Equipment purchased through capital leases	$ 2,127	$ —	$ —

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) Organization and Business

We were incorporated on October 2, 2002 in the state of New York. On March 3, 2003, we adopted a holding company structure and assumed the business of our predecessor, Health Management Systems, Inc. In connection with the adoption of this structure, Health Management Systems, which began doing business in 1974, became our wholly owned subsidiary. Unless the context otherwise indicates, references in these Notes to Consolidated Financial Statements to the terms "HMS," "we," "our," and "us" refer to HMS Holdings Corp. and its subsidiaries.

We provide cost containment services to government and private healthcare payers and sponsors. Our program integrity services ensure that healthcare claims are paid correctly, and our coordination of benefits services ensure that they are paid by the responsible party. Together, these services help clients recover amounts from liable third parties; prevent future improper payments; reduce fraud, waste and abuse; and ensure regulatory compliance.

Since our inception, we have grown both organically and through targeted acquisitions. In 1985 we began providing coordination of benefits services to state Medicaid agencies. We expanded into the Medicaid managed care market, providing similar coordination of benefits services when Medicaid began to migrate members to managed care. We launched our program integrity services in 2007 and have since acquired several businesses to expand our service offerings. In 2009, we entered the Medicare market with our acquisition of IntegriGuard, LLC, or IntegriGuard, now doing business as HMS Federal, which provides fraud, waste and abuse analytical services to the Medicare program. In 2009 and 2010, we entered the employer market, working with large self-funded employers through our acquisitions of Verify Solutions, Inc. and Chapman Kelly, Inc. In 2011, we extended our reach in the federal, state and commercial markets with our acquisition of HealthDataInsights, Inc., or HDI. HDI provides improper payment identification services for government and commercial health plans, and is the Medicare Recovery Audit Contractor (RAC) in CMS Region D, covering 17 states and three U.S. territories. In December 2012, we acquired the assets and liabilities of MRM, for an aggregate purchase price of $11.8 million, consisting of a $10.8 million initial cash payment and $1.0 million in future contingent payments that are based on the achievement of certain performance milestones. We recognized $11.2 million of goodwill in connection with our acquisition of MRM. We expect to reallocate the intangible assets in 2013 from goodwill upon the completion of our assessment of the fair value of the assets acquired.

We are managed and operated as one business, with a single management team that reports to the Chief Executive Officer. We do not operate separate lines of business with respect to any of our product lines.

(b) Principles of Consolidation

The consolidated financial statements include our accounts and transactions and those of our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, primarily accounts receivable, intangible assets, accrued expenses, estimated liability for appeals and disclosure of contingent assets and

1. Summary of Significant Accounting Policies (Continued)

liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Our actual results could differ from those estimates.

(d) Reclassifications

Certain reclassifications were made to prior year amounts to conform to the current period presentation.

(e) Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of deposits that are readily convertible into cash.

(f) Concentration of Credit Risk

Financial instruments (principally cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our long-term debt or Term Loan is carried at cost. Due to the variable interest rate associated with the Term Loan, its fair value approximates its carrying value.

Our policy is to limit our credit exposure by placing our investments with financial institutions evaluated as being creditworthy, or in short-term money market funds which are exposed to minimal interest rate and credit risk. We maintain our cash in cash depository accounts and certificate of deposits with large financial institutions. The balance in certain of these accounts exceeds the maximum balance insured by the Federal Deposit Insurance Corporation of up to $250,000 per bank account. We have not experienced any losses on our bank deposits and we believe these deposits do not expose us to any significant credit risk.

We are subject to potential credit risk related to changes in economic conditions within the healthcare market. However, we believe that our billing and collection policies are adequate to minimize the potential credit risk. We perform ongoing credit evaluations of our clients and generally do not require collateral. We have no history of significant losses from uncollectible accounts.

(g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets utilizing the straight-line method. We provide amortization of leasehold improvements on a straight-line basis over the shorter of a five year period or the term of the related lease. Equipment leased under capital leases is depreciated over the shorter of (i) the term of the lease and (ii) the estimated useful life of the equipment. The depreciation expense on assets acquired under capital leases is included in our Consolidated Statements of Comprehensive Income as depreciation expense. The estimated useful lives are as follows:

Equipment	2-3 years
Leasehold improvements	3-5 years
Furniture and fixtures	5-7 years
Building and building improvements	up to 39.5 years

(h) Software and Software Development Cost

Certain software development costs related to software that is acquired or developed for internal use while in the application development stage are capitalized. All other costs to develop software for internal

1. Summary of Significant Accounting Policies (Continued)

use, either in the preliminary project stage or post-implementation stage, are expensed as incurred. Amortization of software and software development costs is calculated on a straight-line basis over the expected economic life of the product, generally estimated to be 5-10 years.

(i) Goodwill

Goodwill, representing the excess of acquisition costs over the fair value of assets and liabilities of acquired businesses, is not amortized; rather it is subject to a periodic assessment for impairment by applying a fair value based test. Goodwill is assessed for impairment on an annual basis in the second quarter of each year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Fair value is based on a projection of the estimated discounted future net cash flows expected to be achieved from a reporting unit using a discount rate reflective of our cost of funds. The fair value of the reporting unit is compared with the asset's recorded value. If the recorded value is less than the fair value of the reporting unit, no impairment is indicated. If the fair value of the reporting unit is less than the recorded value, an impairment charge is recognized for the difference between the carrying value and the fair value. No impairment losses have been recorded in any of the periods presented. HMS and HDI reporting units are aggregated into a single reporting unit for the purposes of the goodwill impairment test. The single reporting unit is at the entity level of HMS Holdings Corp.

We evaluate the recoverability of goodwill either annually or whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

(j) Long-Lived Assets

Long-lived assets, which include property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of its asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset group exceeds the fair value of the assets, which amount is charged to earnings. Fair value is based on a projection of the estimated discounted future net cash flows expected to result from the asset group, using a discount rate reflective of our cost of funds.

For long-lived assets and intangible assets, we measure the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, we would recognize an impairment charge. The impairment charge would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The determination of fair value is based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. We did not recognize any impairment charges related to our long-lived assets, property and equipment, goodwill or intangible assets, during the years ended December 31, 2012 and 2011, as management believes that carrying amounts were not impaired.

(k) Acquisition Accounting

The acquisition method of accounting requires companies to assign values to assets acquired and liabilities assumed based upon their fair value. In most instances there is not a readily defined or listed

1. Summary of Significant Accounting Policies (Continued)

market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for individual assets and liabilities in many instances requires a high degree of estimation. The valuation of intangible assets, in particular, is very subjective. The use of different valuation techniques and assumptions could change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary and permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits for net operating loss (NOL) carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent their realization is not more likely than not.

Uncertain income tax positions are accounted for by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements.

(m) Earnings Per Share

Basic income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding during the period. Our common share equivalents consist of stock options and restricted stock awards and units.

The following table reconciles the basic to diluted weighted average shares outstanding (*shares in thousands*):

	Year Ended December 31,		
	2012	**2011**	**2010**
Weighted average shares outstanding—basic	86,204	84,588	81,762
Dilutive effect of stock options	1,901	2,715	3,498
Dilutive effect of restricted stock awards and units	260	141	115
Weighted average shares outstanding—diluted	88,365	87,444	85,375

For the years ended December 31, 2012, 2011 and 2010, 566,876, 441,863 and 195,423 stock options, respectively, were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive. For the year ended December 31, 2012 restricted stock units representing 50,300 shares of common stock were not included in the diluted earnings per share calculation because the effect would have been anti-dilutive.

(n) Revenue Recognition and Estimated Liability for Appeals

We provide products and services under contracts that contain various fee structures, including contingency fee and fixed fee arrangements. We recognize revenue when a contract exists, products or

1. Summary of Significant Accounting Policies (Continued)

services have been provided to the client, the fee is fixed and determinable, and collectability is reasonably assured. In addition, we have contracts with the federal government which are generally cost-plus or time and material based. Revenue on cost-plus contracts is recognized based on costs incurred plus an estimate of the negotiated fee earned. Revenue on time and materials contracts is recognized based on hours worked and expenses incurred.

Under our Medicare RAC contract with CMS, we recognize revenue when claims are processed by CMS for offset against future medicare claims. Providers have the right to appeal a claim and may pursue additional appeals if the initial appeal is found in favor of CMS. We accrue an estimated liability for appeals based on the amount of fees which are subject to appeal and which we estimate are probable of being returned to providers following a successful appeal. This estimated liability for appeals is an offset to revenue on our Consolidated Statements of Comprehensive Income. Our estimates are based on our historical experience with appeals activity under our Medicare RAC contract. The estimated liability of appeals of $21.8 million at December 31, 2012, and the $7.4 million as of December 31, 2011, represent our best estimate of the potential amount of repayments related to appeals of claims for which fees were previously collected and recognized as revenue. This is reflected as a separate line item in the current liabilities section of our balance sheet titled "Estimated liability for appeals" to reflect our estimate of this liability. To the extent the amount to be returned to providers following a successful appeal exceeds the amount accrued, revenue in the applicable period would be reduced by the amount of the excess. We similarly accrue an allowance against accounts receivable related to fees yet to be collected, based on the same estimates used to establish the estimated liability for appeals of fees received. Our inability to correctly estimate the estimated liabilities and allowance against accounts receivable could adversely affect our revenue in future periods.

Where contracts have multiple deliverables, we evaluate these deliverables at the inception of each contract and as each item is delivered. As part of this evaluation, we (i) consider whether a delivered item has value to a client on a standalone basis; (ii) use the vendor specific objective evidence (VSOE) of selling price or third party estimate (TPE) of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use best estimated selling price for that deliverable; and (iii) allocate revenue to each non-contingent element based upon the relative selling price of each element. Revenue allocated to each element is then recognized when the above four basic revenue recognition criteria are met for each element. Arrangements, including implementation and transaction related revenue, are accounted for as a single unit of accounting. Since implementation services do not carry a standalone value, the revenue relating to these services is recognized over the term of the client contract to which it relates.

In addition, some of our contracts may include client acceptance provisions. Formal client sign-off is not always necessary to recognize revenue, provided we objectively demonstrate that the criteria specified in the acceptance provision are satisfied. Due to the range of products and services that we provide and the differing fee structures associated with each type of contract, we may recognize revenue in irregular increments.

(o) Stock-Based Compensation

The cost of stock-based compensation is recognized in our Consolidated Statements of Comprehensive Income based on the fair value of all awards granted using the Black-Scholes method of valuation. The fair value of each award is determined and the compensation cost is recognized over the service period required to obtain full vesting. Compensation cost to be recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on actual experience. Upon the exercise of stock options or the vesting of restricted stock units and restricted stock awards, the resulting excess tax benefits, if any, are credited to additional paid-in capital.

1. Summary of Significant Accounting Policies (Continued)

Any resulting tax deficiencies will first be offset against those cumulative credits to additional paid-in capital. If the cumulative credits to additional paid-in capital are exhausted, tax deficiencies will be recorded to the provision for income taxes. Excess tax benefits are required to be reflected as financing cash inflows in the accompanying Consolidated Statements of Cash Flows.

(p) Fair Value of Financial Instruments

We measure certain financial assets and liabilities at fair value based on valuation techniques using the best information available, which may include quoted market prices, market comparables and discounted cash flow projections. Financial instruments may include time deposits, money market funds, and other cost method investments. In general, and where applicable, we use quoted prices in active markets for identical assets to determine fair value. If quoted prices in active markets for identical assets are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs that are observable either directly or indirectly. If quoted prices for identical or similar assets are not available, we use internally developed valuation models, whose inputs include bid prices, and third party valuations utilizing underlying asset assumptions.

The fair values of our financial instruments reflect the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). In addition, the Financial Accounting Standards Board, or the FASB, authoritative guidance requires us to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value.

Our financial instruments are categorized into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. In the event the fair value is not readily available/determinable, the financial instrument is carried at cost and referred to as a cost method investment. The evaluation of whether an investment's fair value is less than cost is determined by using a disclosed fair value estimate, if one is available, otherwise, it is determined by evaluating whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment (an impairment indicator).We are not aware of any identified events or change in circumstances that would have a significant adverse effect on the carrying value of our cost method investments. Financial instruments recorded at fair value on our consolidated balance sheets are categorized as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(q) Leases

We account for our lease agreements at their inception as either operating or capital leases, depending on certain defined criteria. We recognize lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments.

1. Summary of Significant Accounting Policies (Continued)

Additionally, incentives we receive, such as tenant improvement allowances, are capitalized and are treated as a reduction of our rental expense over the term of the lease agreement.

(r) Three-for-One Stock Split

In April 2011, our Board of Directors approved a three-for-one stock split of our outstanding shares of common stock. In July 2011, at our annual shareholders meeting, our shareholders approved an increase in our authorized common stock, which was necessary in order to effect the stock split. The stock split was subsequently effected in the form of a stock dividend of two additional common shares for each share owned by shareholders of record at the close of business on July 22, 2011 and was paid on August 16, 2011. All common share and per share information in our consolidated financial statements have been revised to reflect the stock split.

(s) Subsequent Events

We have evaluated events occurring after December 31, 2012 and through the date and time these financial statements were issued. We have determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements.

(t) Recently Issued Accounting Pronouncements

In May 2011, FASB, issued authoritative accounting guidance for updates on Fair Value Measurements, specifically, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. This update amends Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurement and Disclosure," clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This authoritative guidance is effective for annual and interim reporting periods beginning on or after December 15, 2011. This new guidance is to be adopted prospectively and early adoption is not permitted. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In June 2011, FASB issued Accounting Standards Update (ASU) No. 2011-05 for the presentation of comprehensive income thereby amending ASC 220, *Comprehensive Income.* The amendment requires that all non-owner changes in shareholder's equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment is effective for fiscal years beginning after December 15, 2011 and should be applied retrospectively. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In September 2011, FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (the revised standard). Under the amendments in this ASU, an entity has an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In July 2012, FASB issued ASU No. 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02). This newly issued accounting standard allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform

1. Summary of Significant Accounting Policies (Continued)

a quantitative impairment test for indefinite-lived intangibles other than goodwill. Under that option, an entity would no longer be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. This ASU is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not believe that adoption of this guidance will have a material effect on our consolidated financial statements.

2. Acquisitions

The results of operations for our acquisitions have been included in the Company's consolidated financial statements from the respective dates of acquisition.

MedRecovery Management, LLC.

In December 2012, we acquired the assets and liabilities of MRM, for an aggregate purchase price of $11.8 million, consisting of a $10.8 million initial cash payment and $1.0 million in future contingent payments that are based on the achievement of certain performance milestones. We recognized $11.2 million of goodwill in connection with our acquisition of MRM. We expect to reallocate the intangible assets in 2013 from goodwill upon the completion of our assessment of the fair value of the assets acquired.

HDI Holdings, Inc.

In December 2011, we purchased all of the issued and outstanding common stock of privately-held HDI for an aggregate consideration of $370.4 million, of which $366.6 million was cash. $40.0 million of the purchase price was placed in an indemnity escrow account through November 7, 2012, at which time, $36.6 million was released. The remainder is being held in escrow pending the disposition of a potential covered loss. In connection with acquisition, we issued replacement option awards with an aggregate fair value of $14.3 million, of which $3.8 million is attributable to the purchase price. The fair value of the replacement option awards and the amount included in the purchase price was calculated using a Black-Scholes model as of the acquisition date. These awards have vesting schedules of 1-48 months and the portion of the fair value of these awards that is not attributable to the purchase price is being expensed over the applicable vesting period.

Based in Las Vegas, Nevada, HDI provides improper payment identification services for government and commercial health plans, and is the Medicare RAC in CMS Region D, covering 17 states and three U.S. territories. HDI offers a comprehensive suite of claims integrity services, including complex medical reviews, automated reviews, hospital bill audits, and pharmacy audits.

2. Acquisitions (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (*in thousands*):

	December 16, 2011 (As initially reported)	Measuring Period Adjustments	December 16, 2011
Cash and cash equivalents	$ 15,113	—	$ 15,113
Accounts receivable	13,190	7,879	21,069
Other current assets	1,358	(525)	833
Deferred income taxes	4,454	85	4,539
Property, plant and equipment	74,741	398	75,139
Intangible assets	119,500	1,600	121,100
Other assets	45	—	45
Total identifiable assets acquired	228,401	9,437	237,838
Accounts payable	332	—	332
Accrued expenses	2,210	—	2,210
Deferred income taxes	69,694	(2,552)	67,142
Long-term debt	39,480	—	39,480
Estimated liability for appeals	—	7,879	7,879
Contingent consideration	—	250	250
Other liabilities	2,645	—	2,645
Total liabilities assumed	114,361	5,577	119,938
Net identifiable assets acquired	114,040	3,860	117,900
Goodwill	254,761	(2,256)	252,505
Net assets acquired	$368,801	1,604	$370,405

The following table summarizes the fair values of the intangible assets acquired (*in thousands*):

	Fair Value	Useful Life
Client relationships	$ 88,500	7-10 years
Restrictive covenants	16,800	5 years
Trade name	15,800	7 years
Total	$121,100	

We recognized $252.5 million of goodwill in connection with our acquisition of HDI, which is primarily attributable to expected synergies and HDI's assembled workforce. We recognized $5.2 million of acquisition-related costs that were expensed during the year ended December 31, 2011. These costs are included in selling, general and administration expenses in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2011. The Consolidated Statements of Comprehensive Income include HDI revenue of $2.1 million and HDI net loss of $93,000 for the period commencing on the date the acquisition was consummated, December 16, 2011 through December 31, 2011. The following represents our pro forma Consolidated Statements of Income as if HDI had been included in our consolidated results for the year ended December 31, 2011 (*in thousands, except per share data*):

(unaudited)	For the year ended December 31, 2011
Total revenue	$423,390
Net income	$ 39,207
Earnings per share:	
Basic	$ 0.46
Diluted	$ 0.45

2. Acquisitions (Continued)

These amounts have been calculated after applying our accounting policies and adjusting HDI's results to reflect the additional depreciation, amortization and interest expense that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2011, together with the consequential tax effects.

Chapman Kelly, Inc.

In August 2010, we acquired the assets and liabilities of Chapman Kelly for $13.0 million in cash. Chapman Kelly, which is now part of HMS Employer Solutions, is based in Jeffersonville, Indiana and provides dependent eligibility audits to large, self-insured employers, as well as plan and claims audits to both employers and managed care organizations. The acquisition of Chapman Kelly was accounted for under the acquisition method of accounting.

Allied Management Group—Special Investigation Unit, Inc.

In June 2010, we purchased all of the common stock of AMG-SIU for an aggregate purchase price of $15.1 million, consisting of a $13.0 million initial cash payment (subsequently reduced by a working capital reduction of $0.2 million) and future contingent payments estimated at $2.3 million and recognized as a contingent payment liability on our balance sheet as of the acquisition date. At closing, $3.5 million of the purchase price was held in escrow to be released in three annual payments: $1.8 million in July 2011 and $875,000 in July 2012 and 2013, of which the $1.8 million for 2011 has been released and the remainder is being held in escrow pending the resolution of certain potential covered losses. The future contingent payments were based on AMG-SIU's financial performance for each of the twelve month periods ending June 30, 2012 and June 30, 2011 and were not subject to a cap. AMG-SIU did not achieve the required financial milestones for the twelve months ended June 30, 2012 and June 30, 2011. During 2012 we reversed the $2.3 million contingent payment liability upon the non-achievement of associated performance milestones. This amount is included in other operating costs for the year ended December 31, 2012.

3. Property and Equipment

Property and equipment at December 31, 2012 and 2011 consisted of the following (*in thousands*):

	December 31,	
	2012	2011
Equipment	$ 71,605	$ 55,925
Leasehold improvements	6,667	6,147
Building	8,624	8,624
Building improvements	6,757	3,472
Land	1,128	1,128
Furniture and fixtures	13,454	11,247
Capitalized software	94,269	91,620
	202,504	178,163
Less accumulated depreciation and amortization	(73,177)	(50,986)
Property and equipment, net	$129,327	$127,177

Depreciation and amortization expense related to property and equipment charged to operations for the years ended December 31, 2012, 2011 and 2010 was $26.9 million, $14.7 million and $10.5 million, respectively. In connection with our operating leases for our facilities, we did not record any tenant

3. Property and Equipment (Continued)

improvement allowances for the year ended December 31, 2012 and 2011 compared to $0.2 million in tenant improvement allowances for the year ended December 31, 2010. Capital leases included as part of equipment totaled approximately $3.7 million and $1.6 million at December 31, 2012 and December 31, 2011, respectively and had accumulated depreciation of approximately $1.5 million and $94,000 for those periods. Depreciation expense for equipment under capital leases for the year ended December 31, 2012 and 2011 was approximately $1.4 million and $94,000, respectively. There was no depreciation expense for equipment under capital leases for the year ended December 31, 2010.

4. Intangible Assets

Intangible assets consisted of the following at December 31, 2012 and 2011 (*in thousands*):

	December 31,		
	2012	2011	Useful Life
Client Relationships	$121,205	$120,986	5-10 years
Restrictive covenants	$ 19,300	19,126	3-7 years
Trade name	$ 19,733	18,933	3-5 years
	160,238	159,045	
Less accumulated amortization	(50,319)	(26,305)	
Intangible assets, net	$109,919	$132,740	

Estimated amortization expense of intangible assets is expected to approximate the following (*in thousands*):

Year ending December 31,	
2013	$22,267
2014	19,325
2015	18,998
2016	18,662
Thereafter	30,667

For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, amortization expense related to intangible assets was $24.4 million, $7.3 million and $5.5 million, respectively.

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (*in thousands*):

Balance at December 31, 2010	$107,414
Chapman Kelly acquisition measurement period adjustments	(739)
Prudent Rx earn out	350
Acquisition of HDI	254,761
Balance at December 31, 2011	$361,786
HDI measurement period adjustments	(2,256)
Acquisition of MRM	11,244
Balance at December 31, 2012	$370,774

5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2012 and 2011 consisted of the following (*in thousands*):

	December 31,	
	2012	2011
Accounts payable, trade	$10,874	$12,453
Accrued compensation	11,422	16,126
Accrued direct project costs	1,996	570
Accrued other liabilities	16,575	11,397
Total Accounts Payable, Accrued Expenses and Other Liabilities	$40,867	$40,546

6. Income Taxes

The income tax expense for the years ended December 31, 2012, 2011 and 2010 is as follows (*in thousands*):

	December 31,		
	2012	2011	2010
Current tax expense:			
Federal	$33,456	$25,229	$19,956
State	5,696	6,131	4,311
	39,152	31,360	24,267
Deferred tax expense/(benefit):			
Federal	(6,085)	1,971	2,191
State	(238)	(153)	125
	(6,323)	1,818	2,316
Total income tax expense	$32,829	$33,178	$26,583

A reconciliation of the income tax expense calculated using the applicable federal statutory rates to the actual income tax expense for the years ended December 31, 2012, 2011 and 2010 is as follows (*in thousands*):

	December 31,					
	2012	%	2011	%	2010	%
Computed at federal statutory rate	$29,171	35.0	$28,337	35.0	$23,336	35.0
State and local tax expense, net of federal benefit	3,548	4.3	3,907	4.8	2,894	4.3
Other, net	110	0.1	934	1.2	353	0.6
Total income tax expense	$32,829	39.4	$33,178	41.0	$26,583	39.9

Our effective tax rate decreased to 39.4% for the year ended December 31, 2012 from 41.0% for the year ended December 31, 2011, primarily due to a change in state apportionments and permanent differences. The principal difference between the statutory rate and our effective rate is state taxes and permanent differences.

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. The tax effect of temporary

6. Income Taxes (Continued)

differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 were as follows (*in thousands*):

	December 31,	
	2012	2011
Deferred tax assets:		
Allowance for doubtful accounts and deferred revenue	$ 422	$ 883
Restructuring cost	142	157
Goodwill and other intangibles	7,261	5,957
Accounts receivables	5,043	4,308
Net operating loss carry forwards	52	136
Deferred stock compensation	5,311	5,588
Deferred rent	226	454
Other	1,410	1,483
Total deferred tax assets before valuation allowance	19,867	18,966
Less valuation allowance	(81)	(81)
Total deferred tax assets after valuation allowance	19,786	18,885
Deferred tax liabilities:		
Goodwill and other intangibles	72,106	81,689
Capitalized software cost	2,946	2,107
Property and equipment	7,937	7,251
Total deferred tax liabilities	82,989	91,047
Total net deferred tax (liabilities)/assets	$(63,203)	$(72,162)
Net current deferred tax assets/ (liabilities)	$ (2,398)	$ 2,198
Net non-current deferred tax liabilities	(60,805)	(74,360)
Total net deferred (liabilities)/tax assets	$(63,203)	$(72,162)

During 2012, we utilized $33.0 million in tax deductions arising from 2012 stock option exercises, which resulted in an excess tax benefit of $12.4 million that was recorded to capital and an offsetting reduction to taxes payable.

At December 31, 2012 and 2011, we had approximately $2.0 million and $1.3 million, respectively, of net unrecognized tax benefits for which there is uncertainty about the allocation and apportionment impacting state taxable income. We do not expect any significant changes in unrecognized tax benefits during the next twelve months. We have recognized interest accrued related to unrecognized tax benefits in interest expense and penalties in tax expense. The accrued liabilities related to uncertain tax positions were $0.8 million and $0.5 million at December 31, 2012 and 2011, respectively. We believe that it is reasonably possible that decreases in unrecognized tax benefits of up to $0.1 million may be recorded within the next year.

We file income tax returns with the U.S. federal government and various state jurisdictions. We are no longer subject to U.S. federal income tax examinations for years before 2009. We operate in a number of state and local jurisdictions, most of which have never audited our records. Accordingly, we are subject to state and local income tax examinations based upon the various statutes of limitations in each jurisdiction. We are currently being examined by the States of New York and Idaho. HDI's 2009 federal tax return was examined by the Internal Revenue Service and a closing letter was issued in August 2012 for no change to taxable income.

7. Credit Agreement

In connection with our acquisition of HDI, we entered into a five year, revolving and term secured credit agreement, which we refer to as the Credit Agreement, with certain financial institutions and Citibank, N.A. as Administrative Agent. The Credit Agreement is guaranteed by our material subsidiaries and is supported by a security interest in all or substantially all of our and our subsidiaries' personal property assets. The Credit Agreement, which matures in December 2016, provides for a term loan of $350 million, or the Term Loan, which was used to finance a significant portion of our acquisition of HDI, and a revolving credit facility in an initial amount of $100 million. Under specified circumstances, the revolving credit facility can be increased by up to $50 million in additional term or revolving loan commitments.

The interest rates applicable to both the Term Loan and the revolving credit facility are either (a) the LIBOR multiplied by a statutory reserve rate plus an interest margin ranging from 2.00% to 3.00% based on our consolidated leverage ratio or (b) a base rate plus an interest margin ranging from 1.00% to 2.00% based on our consolidated leverage ratio. The base rate is equal to the greatest of (a) Citibank's prime rate, (b) the federal funds rate plus 0.50% and (c) the one-month LIBOR plus 1.00%. The interest rate at December 31, 2012 was 3.375%. Including debt issuance costs and original issue discounts, the Term Loan has an effective annualized interest rate of approximately 4.8%. In addition, we are required to pay an unused commitment fee on the revolving credit facility during the term of the Credit Agreement of 0.50% per annum.

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement requires us to comply, on a quarterly basis, with certain principal financial covenants, including a maximum consolidated leverage ratio reducing from 4.00:1.00 to 3.50:1.00 over the next four years and a minimum interest coverage ratio of 3.00:1.00. We were in compliance with the required financial covenants at December 31, 2012. In addition, the Credit Agreement restricts our ability to make certain payments or distributions with respect to our capital stock, including cash dividends to our shareholders, or any payments to purchase, redeem, retire, acquire, cancel or terminate any shares of our capital stock, which we collectively refer to as restricted payments. However, we may make restricted payments (which include cash dividends) in an aggregate annual amount that does not exceed (i) $30,000,000 plus, if our consolidated leverage ratio (as defined in the Credit Agreement and calculated on a pro forma basis) is no greater than 3.00 to 1.00, plus (ii) an additional amount calculated under the Credit Agreement by reference to our then-existing excess cash flow, so long as, in any circumstance, no event of default would occur under the Credit Agreement as a result of making any such restricted payment. In addition, we may pay dividends to our shareholders in shares of our capital stock without limitation.

Our obligations under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, failure to perform affirmative covenants, failure to refrain from actions or omissions prohibited by negative covenants, the inaccuracy of representations or warranties, cross-defaults, bankruptcy and insolvency related defaults, defaults relating to judgments, defaults due to certain ERISA related events and a change of control default.

As of December 31, 2012, we are in compliance with all the terms of Credit Agreement.

The Term Loan requires scheduled quarterly principal payments of approximately $4.4 million through December 31, 2012, $8.8 million through December 31, 2014, $21.8 million through December 31, 2015 and $43.8 million through December 16, 2016. As of December 31, 2012, we had made four quarterly principal payments totaling $17.5 million.

As of December 31, 2012, we had incurred $12.2 million of interest expense on the outstanding Term Loan and incurred $500,000 in commitment fees on the revolving credit facility. The loan origination fee

7. Credit Agreement (Continued)

and issuance costs of $12.7 million incurred upon consummation of the Credit Agreement have been recorded as deferred financing costs and are being amortized as other expense over the five year life of the Credit Agreement using the effective interest method. For the year ended December 31, 2012, $3.7 million of the financing cost has been amortized to interest expense.

Although we expect that operating cash flows will continue to be a primary source of liquidity for our operating needs, we have the revolving credit facility, which may be used for general corporate purposes, including acquisitions, available for future cash flow needs, if necessary.

As part of our contractual agreement with a client, we have an outstanding irrevocable letter of credit or Letter of Credit for $4.6 million, which we established against our existing revolving credit facility.

8. Equity

(a) Treasury Stock

In May 1997, our Board of Directors authorized us to repurchase up to ten million dollars of shares of our common stock. We repurchased 4,988,538 shares in 1997, at an average price of $1.88 per share. In February 2006, our Board of Directors increased the aggregate purchase price to an amount not to exceed $20.0 million. We repurchased an additional 436,309 shares at an average price of $24.29 per share and completed the Share Repurchase Plan in May 2012. Repurchased shares will be available for use in connection with our stock plans and for other corporate purposes.

In October 2012, our Board of Directors authorized us to repurchase up to $50.0 million of our common stock from time to time on the open market or in privately negotiated transactions, for a period of up to two years. Repurchased shares will be available for use in connection with our stock plans and for other corporate purposes.

(b) Preferred Stock

Our certificate of incorporation, as amended, authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined by our Board of Directors. As of December 31, 2012, no preferred stock had been issued.

9. Employee Benefit Plan

We sponsor a benefit plan to provide retirement benefits for our employees, which is known as the HMS Holdings Corp. 401(k) Plan, or the 401(k) Plan. Eligible employees must complete 90 days of service in order to enroll in the 401(k) Plan. Participants may make voluntary contributions to the 401(k) Plan of up to 60% of their annual base pre-tax compensation not to exceed the federally determined maximum allowable contribution. In addition, the 401(k) Plan permits us to make discretionary contributions. We match 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. These matching contributions vest immediately and are not in the form of our common stock. However, participants in the 401(k) Plan are permitted to invest their contributions in our common stock.

For the years ended December 31, 2012, 2011 and 2010, we contributed $3.7 million, $2.8 million and $2.5 million, respectively, to the 401(k) Plan in the form of matching contributions.

10. Stock-Based Compensation

We grant stock options to purchase our common stock, restricted stock awards and restricted stock units to our employees and directors under the Amended 2011 Stock Option and Stock Issuance Plan, or the HDI 2011 Stock Plan, which we assumed in connection with our acquisition of HDI and the Fourth

10. Stock-Based Compensation (Continued)

Amended and Restated 2006 Stock Plan, or the 2006 Stock Plan. The HDI 2011 Stock Plan superseded the HealthDataInsights Inc. Amended 2004 Stock Option/Stock Issuance Plan, or the HDI 2004 Stock Plan. The 2006 Stock Plan was adopted in June 2006 and superseded our 1999 Long-Term Incentive Stock Plan, or the 1999 Plan. We have previously granted stock options outside of our plans, and some of those stock options still remain outstanding.

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. Stock options granted under the HDI 2011 Stock Plan vest over a one month to four-year period. Stock options granted under the 2006 Stock Plan generally vest over a one to four year period. All stock options granted under the 1999 Plan and outside our plans are fully vested. The restricted stock awards and restricted stock units granted under the 2006 Stock Plan vest over a one to five year period and the related stock-based compensation expense is ratably recognized over those same time periods.

Total stock-based compensation expense charged as a selling, general and administrative expense in our Consolidated Statements of Comprehensive Income related to our stock compensation plans was $9.1 million, $8.4 million and $7.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. During fourth quarter 2012, we cancelled performance-based nonqualified stock options and restricted stock units previously granted to our executive officers and employees as the associated performance targets were not met for the fiscal year ended December 31, 2012. As a result of the cancellation, we recognized a benefit of $4.9 million.

The total income tax benefit related to stock-based compensation expense recognized in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010 was $12.4 million, $12.1 million and $12.6 million, respectively.

(a) Amended 2011 Stock Option and Stock Issuance Plan

We assumed the HDI 2011 Stock Plan in connection with our acquisition of HDI. As of December 31, 2012, there were stock options to purchase 491,606 shares of common stock outstanding under the HDI 2011 Stock Plan.

The HDI 2011 Stock Plan is divided into two separate equity programs: a stock option grant program and a stock issuance program. The HDI 2011 Stock Plan permits the grant of incentive stock options, non-qualified stock options and share awards. A total of 836,122 shares have been authorized for issuance under the 2011 Stock Plan. The maximum number of shares available to be issued under the Plan is currently 187,092 shares, subject to adjustments for any stock splits, stock dividends or other specified adjustments which may take place in the future. Former HDI employees as well as new (i) employees, (ii) non-employee directors and (iii) consultants and other independent advisors are eligible to participate in the HDI 2011 Stock Plan. However, only employees are eligible to receive incentive stock options. The exercise price of stock options granted under the HDI 2011 Stock Plan may not be less than fair market value of a share of stock on the grant date, as measured by the closing price of our common stock on The NASDAQ Global Select Market and the term of a stock option may not exceed ten years.

(b) Fourth Amended and Restated 2006 Stock Plan

The 2006 Stock Plan permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock awards and restricted stock units, performance shares and performance units and other share awards.

Our 2006 Stock Plan was approved by our shareholders in June 2006. The purpose of the 2006 Stock Plan is to furnish a material incentive to our employees and non-employee directors by making available to

10. Stock-Based Compensation (Continued)

them the benefits of a larger common stock ownership through stock options and awards. We believe that these increased incentives stimulate the efforts of employees and non-employee directors towards our continued success, as well as assist in the recruitment of new employees and non-employee directors.

A total of 18,000,000 shares have been authorized for issuance under the 2006 Stock Plan. Any shares issued in connection with awards other than stock options and SARs are counted against the 18,000,000 share limit as one and eighty-five hundredths (1.85) of a share for every one share issued in connection with such award or by which the award is valued by reference.

All of our employees as well as our non-employee directors are eligible to participate in the 2006 Stock Plan. However, only our employees are eligible to receive incentive stock options. The exercise price of stock options granted under the 2006 Stock Plan may not be less than fair market value of a share of stock on the grant date, as measured by the closing price of our common stock on The NASDAQ Global Select Market and the term of a stock option may not exceed seven years.

During the fourth quarter of 2012, the Compensation Committee of the Board of Directors approved stock option grants to purchase an aggregate of 951,912 shares of common stock to our directors, executive officers and employees under the 2006 Stock Plan at exercise prices ranging from $27.79 to $27.86 per share, the closing price of our common stock on the respective grant dates and 123,838 restricted stock units. The stock options and restricted units granted to our directors in October 2012 vest quarterly over a one year period commencing on December 31, 2012. The stock options and restricted units granted to our executive officers vest as follows: one half of the stock options vest in one-third increments on December 31, 2013, 2014 and 2015. and the other half vests on December 31, 2015, provided certain pre-defined performance and service conditions are satisfied. The stock options granted to other current employees vest as follows: stock options and restricted units vest in one-third increments on December 31, 2013, 2014 and 2015.

During the year ended December 31, 2012, we granted stock options to purchase an aggregate of 958,746 shares of common stock and 128,461 restricted stock units under the 2006 Stock Plan.

As of December 31, 2012, there were 9,138,398 shares of common stock available for future grant under the 2006 Stock Plan. We had the following outstanding under the 2006 Stock Plan as of December 31, 2012: (i) stock options to purchase 3,370,734 shares of common stock, (ii) 191,880 restricted stock awards and (iii) 236,620 restricted stock units.

(c) 1999 Long-Term Incentive Plan

The 1999 Plan was approved by our shareholders in March 1999 and was superseded by the 2006 Stock Plan in June 2006. Accordingly, no additional awards or options may be granted thereunder. As of December 31, 2012, there were 539,317 stock options outstanding under the 1999 Plan.

(d) Options Issued Outside the Plans

As of December 31, 2012, there were stock options to purchase an aggregate of 205,000 shares of our common stock outstanding that were not granted under the 2006 Stock Plan, the 1999 Plan or the HDI 2011 Stock Plan, of which: (i) 25,000 stock options were granted in September 2006 to four former senior executives of BPSA in connection with their joining us and (ii) 180,000 stock options were granted in July 2007 to Walter D. Hosp, our Chief Financial Officer, under the terms of his employment agreement.

10. Stock-Based Compensation (Continued)

(e) Summary of Stock Options

Presented below is a summary of our stock option activity for the year ended December 31, 2012 (*shares in thousands*):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms	Aggregate Intrinsic Value
Outstanding at				
December 31, 2011	6,296	$11.07		
Granted	958	27.76		
Cancelled/Forfeitures	(977)	20.92		
Exercised	(1,673)	7.19		
Outstanding at December 31, 2012	4,604	$14.11	4.57	$57,588
Expected to vest at December 31, 2012	1,728	$22.83	6.35	$ 9,752
Exercisable at December 31, 2012	2,905	$ 8.90	3.51	$54,382

The fair value of each option grant was estimated using the Black-Scholes option pricing model. Expected volatilities are calculated based on the historical volatility of our common stock. Management monitors share option exercises and employee termination patterns to estimate forfeiture rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected holding period of options represents the period of time that options granted are expected to be outstanding. The expected terms of options granted are based upon our historical experience for similar types of stock option awards. The risk-free interest rate is based on U.S. Treasury notes.

The weighted-average grant-date fair value per share of the stock options granted during the years ended December 31, 2012, 2011 and 2010 was $9.35, $8.47 and $7.08, respectively. We estimated the fair value of options granted using a Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,		
	2012	2011	2010
Expected dividend yield	0%	0%	0%
Risk-free interest rate	0.55%	0.86%	1.51%
Expected volatility	40.13%	42.74%	43.8%
Expected life	4.47 years	4.57 years	4.0 years

During the years ended December 31, 2012, 2011 and 2010, we issued 1.7 million shares, 2.1 million shares and 2.7 million shares, respectively, of our common stock upon the exercise of outstanding stock options and received proceeds of $12.0 million, $12.7 million and $9.1 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $39.6 million, $42.6 million and $41.9 million, respectively.

For the years ended December 31, 2012, 2011 and 2010, excluding the reversal of the $2.5 million expense related to the cancellation of the performance-based stock options, approximately $7.3 million, $5.6 million and $6.3 million, respectively, of stock-based compensation cost relating to stock options has been charged against income.

10. Stock-Based Compensation (Continued)

As of December 31, 2012, there was approximately $16.1 million of total unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options outstanding, which is expected to be recognized over a weighted-average period of 1.7 years.

(f) Restricted Stock Units

In 2012, 2011 and 2010, certain employees received restricted stock units under the 2006 Stock Plan. The fair value of restricted stock units is estimated based on the closing sale price of our common stock on the NASDAQ Global Select Market on the date of issuance. The total number of restricted stock units expected to vest is adjusted by estimated forfeiture rates. As of December 31, 2012, 2011 and 2010, 379,734, 474,739 and 55,793 restricted stock units remain unvested and there was approximately $4.1 million, $6.5 million and $2.6 million, respectively, of unamortized compensation cost related to restricted stock units which is expected to be recognized over the remaining weighted-average vesting period of 1.7 years.

For the years ended December 31, 2012, 2011 and 2010, stock-based compensation expense related to restricted stock units, excluding the reversal of the $2.4 million expense related to the cancellation of performance-based RSUs, was $1.0 million, $2.0 million and $0.4 million, respectively.

A summary of the status of our restricted stock units, as of December 31, 2012 and changes in restricted stock units outstanding under the 2006 Stock Plan is as follows (*in thousands, except for weighted average grant date fair value per unit*):

	Number of Units	Weighted Average Grant Date Fair Value per Share	Aggregate Intrinsic Value
Outstanding balance at December 31, 2011	509	$16.84	
Granted	125	26.07	
Vesting of restricted units, net of shares withheld for taxes	(57)	18.81	
Shares withheld for taxes	(26)	18.81	
Cancelled	(314)	21.21	
Outstanding balance at December 31, 2012	237	$25.44	$5,583

(g) Restricted Stock Awards

Our executive officers have received grants of restricted stock awards under the 2006 Stock Plan. The vesting of restricted stock awards is subject to the executive officers' continued employment with us. Recipients of restricted stock awards are not required to provide us with any consideration other than rendering service. Holders of restricted stock are permitted to vote and to receive dividends.

The stock-based compensation expense for restricted stock awards is determined based on the closing market price of our common stock on the grant date of the awards applied to the total number of awards that are anticipated to fully vest. Upon the vesting of the restricted stock awards, shares withheld to pay taxes are retired. We did not issue restricted stock awards during the year ended December 31, 2012. At December 31, 2012, approximately 191,880 shares underlying restricted stock awards remained unvested and there was approximately $0.9 million of unrecognized compensation cost related to restricted stock awards, which is expected to be recognized over the weighted-average period of 0.6 years. For each of the years ended December 31, 2012, 2011 and 2010, stock-based compensation expense related to restricted stock awards was $0.8 million.

10. Stock-Based Compensation (Continued)

A summary of the status of our restricted stock awards as of December 31, 2012 and of changes in restricted stock awards outstanding under the 2006 Stock Plan for the year ended December 31, 2012 is as follows *(in thousands, except for weighted average grant date fair value)*:

	Shares	Weighted Average Grant Date Fair Value per Share	Aggregate Intrinsic Value
Outstanding balance at December 31, 2011	288	$10.42	
Granted	—	—	
Vesting of restricted awards,	(63)	$10.42	
Shares withheld for payment of taxes upon vesting of restricted stock awards	(33)	$10.42	
Outstanding balance at December 31, 2012	192	$10.42	$4,974

11. Transactions with Officers, Related Parties and Others

(a) Public Consulting Group, Inc.

One of our directors is the President, Chief Executive Officer, controlling stockholder and a member of the Board of Directors of Public Consulting Group, Inc., or PCG. Since our acquisition of Benefits Solutions Practice Area (BSPA) in 2006, we have entered into subcontractor agreements with PCG, pursuant to which we provide cost containment services. In February 2013, we further amended and extended our Master Teaming and Non-Compete Agreements with PCG, first entered into in September 2006, and (ii) Supplementary Medicaid RAC Contract Teaming and Confidentiality with PCG, first entered into in July 2011.

Under the terms of the Amended Teaming Agreement the companies (i) are each obligated to use best efforts to make the other its exclusive subcontractor for certain services, (ii) have agreed to work together to prepare and submit bids on certain projects and (iii) have each agreed to use commercially reasonable efforts to identify and promote cross-selling opportunities for the other. In addition, we have each agreed to a non-compete provision with respect to specific services (excluding ongoing or pre-established projects or contracts) designated in the Amended Teaming Agreement as exclusive to the other in certain identified markets. Under the terms of the Supplemental RAC Agreement, we have each agreed to use our best efforts to work in partnership to secure Medicaid RAC services contracts and to involve the other party in the scope of work under any future RAC contract won by the first company as a prime contractor. In addition, we have agreed to take certain measures to promote or facilitate the potential inclusion of PCG in RAC work under contracts that we have already secured.

For the years ended December 31, 2012, 2011, 2010, amounts we recognized as revenue under subcontractor agreements with PCG were $0.6 million, $1.5 million and $0.2 million, respectively. For the years ended December 31, 2012 and 2011 accounts receivable outstanding related to these subcontractor agreements with PCG were $0.3 million and $0.4 million, respectively.

In connection with the BSPA acquisition, we entered into an Intercompany Services Agreement (ISA) with PCG to allow each party to perform services for the other, such as information technology support and contractual transition services. Services performed under the ISA are billed at pre-determined rates specified in the ISA. For the years ended December 31, 2012, 2011 and 2010 services rendered by PCG under the ISA were valued at approximately $58,000, $175,000 and $360,000, respectively. For the years ended December 31, 2012, 2011 and 2010 our services rendered to PCG were valued at approximately $41,000, $67,000 and $112,000, respectively.

11. Transactions with Officers, Related Parties and Others (Continued)

Since the BSPA acquisition, amounts collected by or paid on our behalf by PCG are reimbursed to PCG at cost. For the year ended December 31, 2012 we did not owe any amount to PCG. For the year ended December 31, 2011 the amount owed to PCG was $37,000, and classified as a current liability.

(b) Employment Agreements

Effective March 1, 2013, we entered into a new Executive Employment Agreement with William C. Lucia, our President and Chief Executive Officer on substantially the same terms as his prior agreement which expired on February 28, 2013. Unless earlier terminated, this agreement will terminate on February 28, 2015. Mr. Lucia is eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of performance or such other criteria as may be established from time to time by the Compensation Committee in its sole discretion. Mr. Lucia's annualized base salary remains at $650,000 and his target bonus remains at 100% of his base salary.

If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control (as defined in the agreement) or otherwise, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason (as defined in the agreement), then provided Mr. Lucia executes and does not revoke a separation agreement and release and complies with certain restrictive covenants, he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period, (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above, and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

In addition, under the terms of our employment agreements with our other executive officers, under certain circumstances, we could be required to provide severance in an amount equal to 12 times his/her monthly base salary plus a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage the executive is receiving as of the date his/her employment ends and his/her then monthly employee contribution, which amount may be used for any purpose.

12. Commitments and Contingencies

Lease commitments

We lease office space, data processing equipment and software licenses under operating leases that expire on various dates through 2016. The lease agreements provide for rent escalations. Lease expense, exclusive of sublease income, for the years ended December 31, 2012, 2011 and 2010, was $7.6 million, $6.7 million and $13.8 million, respectively. Lease and sublease income was $0.6 million, $1.4 million and $1.2 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

12. Commitments and Contingencies (Continued)

Minimum annual lease payments to be made both under capital leases and operating leases, and sublease payments to be received for each of the next five years ending December 31 and thereafter are as follows (*in thousands*):

Year	Capital Lease Payments	Operating Lease Payments	Sublease Receipts
2013	$1,078	$10,082	$608
2014	814	4,478	9
2015	281	2,702	—
2016	9	2,225	—
2017	—	1,470	—
Thereafter	—	4,864	—
Total	$2,182	$25,821	$617

13. Customer Concentration

(a) Geographic Information

We operate within the continental United States.

(b) Major Clients

Our largest client in 2012 was CMS, which accounted for 18.2%, 2.4% and 2.6% of our total revenue for the years ended December 31, 2012, 2011 and 2010, respectively. CMS has been our client since 2006 and since that time we have performed work for CMS directly and as a subcontractor, under several contracts. Our largest contract with CMS is through HDI under which, HDI has served as the Medicare RAC for Region D since October 2008 and which expires in February 2014. Our second largest client in 2012 was the New Jersey Department of Human Services. This client accounted for 6.4%, 7.0% and 5.3% of our total revenue for the years ended December 31, 2012, 2011 and 2010, respectively. We provide services to this client pursuant to a contract that was originally awarded in January 2008 and extends through June 2013. The contract was also expanded in 2011 to designate us as the Medicaid RAC for the state.

(c) Concentration of Revenue

The list of our ten largest clients changes periodically. For the years ended December 31, 2012, 2011 and 2010, the concentration of revenue from our ten largest clients represented 46.9%, 37.9% and 36.4% of our revenue, respectively. Our three largest clients accounted for approximately 29.8%, 18.0% and 16.0% of our revenue for each of the years ended December 31, 2012, 2011 and 2010, respectively. Our agreements with our ten current largest clients expire between 2013 and 2016. In many instances, we provide our services pursuant to agreements that may be renewed subject to a competitive reprocurement process. Several of our contracts, including those with our ten largest clients, may be terminated for convenience.

14. Quarterly Financial Data (unaudited)

The table below summarizes our unaudited quarterly operating results for the last two fiscal years (*in thousands, except per share amounts*).

Year ended December 31, 2012(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$107,314	$120,069	$113,217	$133,096
Operating income	$ 16,041	$ 25,596	$ 20,713	$ 37,162
Net income and comprehensive income	$ 7,043	$ 12,980	$ 10,507	$ 19,986
Basic net income per share	$ 0.08	$ 0.15	$ 0.12	$ 0.23
Diluted net income per share	$ 0.08	$ 0.15	$ 0.12	$ 0.23
Year ended December 31, 2011(1)				
Revenue	$ 82,457	$ 89,346	$ 92,356	$ 99,667
Operating income	$ 16,109	$ 20,460	$ 24,077	$ 20,225
Net income and comprehensive income	$ 9,816	$ 12,423	$ 14,415	$ 11,131
Basic net income per share	$ 0.12	$ 0.15	$ 0.17	$ 0.13
Diluted net income per share	$ 0.11	$ 0.14	$ 0.17	$ 0.13

(1) The summation of the above quarterly results may not agree to the full year 2012 reported results as amounts have been rounded for presentation purposes.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2012, 2011, 2010

Allowance for doubtful accounts and estimated allowance for appeals (*in thousands*):

Balance, December 31, 2009	$ 614
Provision	197
Recoveries	(12)
Charge-offs	—
Balance, December 31, 2010	$ 799
Provision	3,437
Recoveries	—
Charge-offs	(75)
Balance, December 31, 2011	$4,161
Provision	4,001
Recoveries	—
Charge-offs	(347)
Balance, December 31, 2012	**$7,815**

HMS Holdings Corp. and Subsidiaries
Exhibit Index

Where an exhibit is filed by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified after the description of the exhibit.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of December 16, 2002, among Health Management Systems, Inc., HMS Holdings Corp. and HMS Acquisition Corp. Incorporated by reference to Exhibit A to HMS Holdings Corp.'s Prospectus and Proxy Statement, filed with the SEC on January 24, 2003.
2.2	Agreement and Plan of Merger dated as of November 7, 2011 by and among HMS Holdings Corp., HDI Holdings, Inc., Montmartre Merger Sub, Inc., and with respect to Articles II, VIII, IX and X only, Fortis Advisors LLC, as Securityholders' Representative. Incorporated by reference to Exhibit 2.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 19, 2011.
3.1*	Amended and Restated Certificate of Incorporation of HMS Holdings Corp.
3.3	Second Amended and Restated By-laws of HMS Holdings Corp. Incorporated by reference to Exhibit 3.2 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
4.1	Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 26, 2010.
4.2	See Exhibits 3.1 and 3.2 for provisions defining the rights of holders of common stock of HMS Holdings Corp.
10.1†	HMS Holdings Corp. 1999 Long-Term Incentive Stock Plan, as amended. Incorporated by reference to Exhibit 4 to HMS Holdings Corp.'s Registration Statement on Form S-8, File No. 333-108436, filed with the SEC on September 2, 2003.
10.2†	Form of Incentive Stock Option Agreement under the 1999 Long-Term Incentive Stock Plan. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 14, 2004.
10.3†	Form of Employee Non-Qualified Stock Option Agreement under the 1999 Long Term Incentive Stock Plan. Incorporated by reference to Exhibit 10.2 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 14, 2004.
10.4†	Form of Director Non-Qualified Stock Option Agreement under the 1999 Long Term Incentive Stock Plan. Incorporated by reference to Exhibit 10.3 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 14, 2004.
10.5†	HMS Holdings Corp. Fourth Amended and Restated 2006 Stock Plan (the "2006 Stock Plan"). Incorporated by reference to Exhibit 3.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
10.6†	Amendment No. 1 to the 2006 Stock Plan. Incorporated by reference to Exhibit 10.6 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.

Exhibit Number	Description
10.7†	Form of Incentive Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 4.6(i) to HMS Holdings Corp.'s Registration Statement on Form S-8, File No. 333-139025, filed with the SEC on November 30, 2006.
10.8†	Form of Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 4.6(ii) to HMS Holdings Corp.'s Registration Statement on Form S-8, File No. 333-139025, filed with the SEC on November 30, 2006.
10.9†	Form of 2009 Employee Restricted Stock Agreement Under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.1 to HMS Holding Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on April 29, 2009.
10.10†	Form of 2009 Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference Exhibit 10.1 to HMS Holding Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 000-50194, filed with the SEC on November 6, 2009.
10.11†	Form of 2009 Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference Exhibit 10.2 to HMS Holding Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, File No. 000-50194, filed with the SEC on November 6, 2009.
10.12†	Form of 2010 Director Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.2 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.13†	Form of 2010 Director Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.3 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.14†	Form 2010 Employee Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.4 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.15†	Form of 2010 Employee Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.5 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on November 8, 2010.
10.16†	Form of 2011 Director Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.16 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.17†	Form of 2011 Director Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.17 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.18†	Form of 2011 Employee Non-Qualified Stock Option Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.18 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.19†	Form of 2011 Employee Restricted Stock Unit Agreement under the 2006 Stock Plan. Incorporated by reference to Exhibit 10.19 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.20†*	Form of 2012 Director Non-Qualified Stock Option Agreement under the 2006 Stock Plan.

Exhibit Number	Description
10.21†*	Form of 2012 Director Restricted Stock Unit Agreement under the 2006 Stock Plan.
10.22†*	Form of 2012 Executive Non-Qualified Stock Option Agreement under the 2006 Stock Plan.
10.23†*	Form of 2012 Executive Restricted Stock Unit Agreement under the 2006 Stock Plan.
10.24†*	Form of 2013 Executive Restricted Stock Unit Agreement under the 2006 Stock Plan.
10.25†	HealthDataInsights, Inc. Amended 2004 Stock Option/Stock Issuance Plan. Incorporated by reference to Exhibit 10.20 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.26†	HDI Holdings, Inc. Amended 2011 Stock Option and Stock Issuance Plan (the "HDI 2011 Stock Plan"). Incorporated by reference to Exhibit 10.21 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.27†	Form of 2011 Employee Non-Qualified Stock Option Agreement under the HDI 2011 Stock Plan. Incorporated by reference to Exhibit 10.22 to HMS Holdings Corp.'s Annual Report on Form 10-K, File No. 000-50194, filed with the SEC on February 29, 2012.
10.28†	Executive Employment Agreement between William C. Lucia and HMS Holdings Corp. dated as of March 1, 2011. Incorporated by reference to Exhibit 10.18 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.29†*	Executive Employment Agreement between William C. Lucia and HMS Holdings Corp. dated as of March 1, 2013.
10.30†	Employment Agreement between Walter Hosp and HMS Holdings Corp. dated as of April 30, 2012. Incorporated by reference to Exhibit 10.67 to HMS Holdings Corp.'s Annual Report on Form 10-K/A for the year ended December 31, 2011, File No. 000-50194, filed with the SEC on April 30, 2012.
10.31†	Employment Agreement between Sean Curtin and HMS Holdings Corp. dated as of April 30, 2012. Incorporated by reference to Exhibit 10.64 to HMS Holdings Corp.'s Annual Report on Form 10-K/A for the year ended December 31, 2011, File No. 000-50194, filed with the SEC on April 30, 2012.
10.32†	Employment Agreement between Maria Perrin and HMS Holdings Corp. dated as of April 30, 2012. Incorporated by reference to Exhibit 10.66 to HMS Holdings Corp.'s Annual Report on Form 10-K/A for the year ended December 31, 2011, File No. 000-50194, filed with the SEC on April 30, 2012.
10.33†	Employment Agreement between Christina Dragonetti and HMS Holdings Corp. dated as of April 30, 2012. Incorporated by reference to Exhibit 10.65 to HMS Holdings Corp.'s Annual Report on Form 10-K/A for the year ended December 31, 2011, File No. 000-50194, filed with the SEC on April 30, 2012.
10.34	Lease, dated September 24, 1981, between 401 Park Avenue South Associates and Health Management Systems, Inc. Incorporated by reference to Exhibit 10.13 to Health Management Systems, Inc.'s Registration Statement on Form S-1, File No. 33-46446, dated June 9, 1992 and to Exhibit 10.5 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 1994.

Exhibit Number	Description
10.35	Amendment of Lease, dated October 9, 1981, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.26 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.36	Amendment of Lease, dated September 24, 1982, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.27 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.37	Second Amendment of Lease, dated January 6, 1986, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.28 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.38	Third Amendment of Lease, dated February 28, 1990, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.29 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.39	Fourth Amendment of Lease, dated March 15, 1996 between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor). Incorporated by reference to Exhibit 10.30 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.40	Fifth Amendment of Lease, dated May 30, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor & penthouse). Incorporated by reference to Exhibit 10.7 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.41	Sixth Amendment of Lease, dated May 1, 2003, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor & penthouse). Incorporated by reference to Exhibit 10.8 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.42	Seventh Amendment of Lease, dated March 1, 2001, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor & penthouse). Incorporated by reference to Exhibit 10.1(iv) to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, File No. 000-20946, filed with the SEC on June 14, 2001.
10.43	Eighth Amendment of Lease, dated March 29, 2007, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for 4th floor and Penthouse). Incorporated by reference to Exhibit 10.34 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.

Exhibit Number	Description
10.44	Lease, dated September 24, 1982, between 401 Park Avenue South Associates and Health Management Systems, Inc. Incorporated by reference to Exhibit 10.13 to Health Management Systems, Inc.'s Registration Statement on Form S-1, File No. 33-46446, dated June 9, 1992 and to Exhibit 10.5 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 1994.
10.45	Amendment of Lease, dated January 6, 1986, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 10th floor). Incorporated by reference to Exhibit 10.36 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.46	Second Amendment of Lease, dated February 28, 1990, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 10th floor). Incorporated by reference to Exhibit 10.37 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.47	Third Amendment of Lease, dated August 7, 1991, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 10th, 11th and 12th floors). Incorporated by reference to Exhibit 10.38 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.48	Fourth Amendment of Lease, dated January 11, 1994, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for certain premises on the 9th, 10th, 11th and 12th floors). Incorporated by reference to Exhibit 10.39 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.49	Fifth Amendment of Lease, dated May 30, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for floors 8-10 and part of the floors 11 &12). Incorporated by reference to Exhibit 10.1 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.50	Sixth Amendment of Lease, dated May 1, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for floors 8-10 and part of the floors 11 &12). Incorporated by reference to Exhibit 10.2 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.51	Seventh Amendment of Lease, dated April 1, 2001, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for floors 8-10 and part of the floors 11 &12). Incorporated by reference to Exhibit 10.1(v) to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, File No. 000-20946, filed with the SEC on June 14, 2001.
10.52	Lease, dated January 6, 1986, between 401 Park Avenue South Associates and Health Management Systems, Inc. Incorporated by reference to Exhibit 10.13 to Health Management Systems, Inc.'s Registration Statement on Form S-1, File No. 33-46446, dated June 9, 1992 and to Exhibit 10.5 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 1994.

Exhibit Number	Description
10.53	First Amendment of Lease, dated November 25, 1987, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.44 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.54	Second Amendment of Lease, dated February 28, 1990, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.45 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.55	Third Amendment of Lease, dated May 30, 2000, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.3 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.56	Fourth Amendment of Lease, dated May 1, 2000, 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.4 to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, File No. 000-20946, filed with the SEC on September 14, 2000.
10.57	Fifth Amendment of Lease, dated May 1, 2003, between 401 Park Avenue South Associates, LLC and Health Management Systems, Inc. (for a portion of the 11th floor). Incorporated by reference to Exhibit 10.1(vi) to Health Management Systems, Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30, 2001, File No. 000-20946, filed with the SEC on June 14, 2001.
10.58	Sublease Agreement, dated as of January 2003, between Health Management Systems, Inc. and Vitech Systems Group, Inc. Incorporated by reference to Exhibit 10.17 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2002, File No. 000-50194, filed with the SEC on March 31, 2003.
10.59	Asset Purchase Agreement, dated as of June 22, 2006, by and among HMS Holdings Corp., Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 99.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on June 26, 2006.
10.60	Amendment No. 1 to Asset Purchase Agreement, dated as of September 13, 2006, by and among HMS Holdings Corp., Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 99.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on September 14, 2006.
10.61	Amended Master Teaming and Non-Compete Agreement, executed on July 26, 2011, by and between Health Management Systems, Inc. and Public Consulting Group, Inc. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Quarterly Report on Form 10-Q, File No. 000-50194, filed with the SEC on August 8, 2011.

Exhibit Number	Description
10.62	Stock Purchase Agreement Between HMS Holdings Corp. and Dennis Demetre, Lori Lewis, John Alfred Lewis and Christopher Brandon Lewis and Allied Management Group—Special Investigation Unit (AMG-SIU). Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 7, 2010.
10.63†	HMS Holdings Corp. Director Deferred Compensation Plan. Incorporated by reference to Exhibit 10.62 to HMS Holdings Corp.'s Annual Report on Form 10-K for the year ended December 31, 2010, File No. 000-50194, filed with the SEC on March 1, 2011.
10.64†	HMS Holdings Corp. Annual Incentive Plan. Incorporated by reference to Exhibit 3.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on July 12, 2011.
10.65	Credit Agreement dated December 16, 2011 among HMS Holdings Corp., the Guarantors Party thereto, the Lenders party thereto and Citibank, N.A. as Administrative Agent. Incorporated by reference to Exhibit 10.1 to HMS Holdings Corp.'s Current Report on Form 8-K, File No. 000-50194, filed with the SEC on December 19, 2011.
21.1*	HMS Holdings Corp. List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1‡	Section 1350 Certification of the Principal Executive Officer of HMS Holdings Corp., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2‡	Section 1350 Certification of the Principal Financial Officer of HMS Holdings Corp., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

† Indicates a management contract or compensatory plan, contract or arrangement

* Filed herewith

‡ Furnished herewith

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

Amendment No. 1

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50194

HMS HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

New York	**11-3656261**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5615 High Point Dr, Irving, TX	**75038**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code)
(214) 453-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2012, the last business day of the registrant's most recently completed second quarter was $2.8 billion based on the last reported sale price of the registrant's Common Stock on the NASDAQ Global Select Market on that date.

There were 87,569,679 shares of common stock outstanding as of April 22, 2013.

Documents Incorporated by Reference

None.

HMS HOLDINGS CORP. AND SUBSIDIARIES
AMENDMENT NO. 1 TO THE ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 10-K/A (the "Amendment") amends the Registrant's Annual Report on Form 10-K for the year ended December 31, 2012, as filed by the Registrant with the Securities and Exchange Commission (SEC) on March 1, 2013 (the "Original Filing"), and is being filed solely to replace Part III, Items 10 through Item 14 and to include additional exhibits to the Exhibit Index referenced in Item 15(a)(3) of the Original Filing, which include the Certifications to the Amendment. The reference in the Original Filing to the incorporation by reference of the Registrant's definitive proxy statement into Part III of the Annual Report on Form 10-K is hereby deleted.

For purposes of this Amendment, and in accordance with Rule 12b-15 under the Exchange Act, (i) Items 10 through 14 in the Original Filing have been amended and restated in their entirety and (ii) the Exhibit Index in the Original Filing has been amended to include the new exhibits set forth herein. Except as specifically provided herein, this Amendment does not reflect events occurring after the filing of the Original Filing and no attempt has been made in this Amendment to modify or update other disclosures as presented in the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any filings with the SEC made thereafter.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Our Board of Directors

The following table sets forth information with respect to our Board of Directors, including the composition of our four standing committees: Audit, Compensation, Compliance and Nominating & Governance.

Name	Age	Position	Committee Memberships
Robert M. Holster	66	Non-executive Chairman and Director	
William C. Lucia	55	President, Chief Executive Officer and Director	
Daniel N. Mendelson	49	Director	Compensation, Compliance, Nominating
William F. Miller III	63	Director	
William S. Mosakowski.	59	Director	
Ellen A. Rudnick.	62	Director	Audit*, Compliance, Nominating
Bart M. Schwartz	66	Director	Audit, Compliance*, Nominating
Michael A. Stocker, M.D	71	Director	Compliance, Nominating
Richard H. Stowe	69	Director	Compensation*, Nominating*
Cora M. Tellez	63	Director	Audit, Nominating

* Committee Chair

The Board of Directors believes that the combination of the business and professional experience of our directors and the diversity of their areas of expertise has been a contributing factor to its effectiveness and provides a valuable resource to management. The majority of our Board has over five years of service with us and three of our non-employee directors, Ms. Rudnick and Messrs. Miller and Stowe, have each served on our Board for more than ten years. During their tenure, our directors have gained considerable institutional knowledge about the Company and its operations. Given the growth of our business and the rapidly changing healthcare environment, this continuity of service and development of institutional knowledge enables our Board to be more efficient and more effective in developing strategy and long-term plans for the Company.

A description of the specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that each member of the Board of Directors should serve as a director follows the biographical information of each director below.

Directors Whose Terms Expire in 2013

William F. Miller III has served as one of our directors since October 2000. Mr. Miller is a partner at Highlander Partners, a private equity group in Dallas, Texas focused on investments in healthcare products, services and technology. From October 2000 to April 2005, Mr. Miller served as our Chief Executive Officer and from December 2000 to April 2006, Mr. Miller served as our Chairman. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of EmCare Holdings, Inc., a national healthcare services firm focused on the provision of emergency physician medical services. From 1980 to 1983, Mr. Miller served as Administrator/Chief Operating Officer of Vail Mountain Medical. Mr. Miller also serves as a director of several private companies. From 1997 to 2012, Mr. Miller served as a director of Lincare Holdings, Inc.

Mr. Miller brings to the Board of Directors both a thorough understanding of our business and the healthcare industry and extensive experience in the financial markets. His significant operational experience, both at HMS and at EmCare Holdings, makes him well-positioned to provide the Company with insight on financial, operational and strategic issues.

Daniel N. Mendelson has served as one of our directors since February 2013. Mr. Mendelson is the Chief Executive Officer of Avalere Health, a strategic advisory company which he founded in 2000. From 1998 to 2000, Mr. Mendelson served as Associate Director for Health at the White House Office of Management and Budget (OMB) in Washington, D.C. Prior to joining OMB, Mr. Mendelson served as Senior Vice President and Director of the Medical Technology practice at The Lewin Group. Since 2000, Mr. Mendelson has also served as adjunct professor at Duke University's Fuqua School of Business. Mr. Mendelson serves as a director of Coventry Health Care Inc. and Champions Oncology. From 2007 to 2011, Mr. Mendelson served as a director of PharMerica Corporation.

Mr. Mendelson brings over 20 years of experience with government healthcare programs, healthcare policy and business to the Board and is a recognized leader in healthcare policy. This expertise is complemented by his extensive operational and public company board experience, which make him well-positioned to serve as a member of the Compensation, Compliance and Nominating & Governance Committees. In addition, given that healthcare in the United States is continuously evolving, Mr. Mendelson's background and expertise is very valuable as we adapt our business to meet these changes.

Ellen A. Rudnick has served as one of our directors since 1997. Since 1999, Ms. Rudnick has served as Executive Director and Clinical Professor of the Polsky Center for Entrepreneurship, University of Chicago Booth School of Business. From 1993 to 1999, Ms. Rudnick served as Chairman of Pacific Biometrics, Inc., a publicly held healthcare biodiagnostics company and its predecessor, Bioquant, which she co-founded. From 1990 to 1992, she served as President and Chief Executive Officer of Healthcare Knowledge Resources (HKR), a privately held healthcare information technology corporation and subsequently served as President of HCIA, Inc. (HCIA) following the acquisition of HKR by HCIA. From 1975 to 1990, Ms. Rudnick served in various positions at Baxter Health Care Corporation, including Corporate Vice President of Baxter Healthcare and President and Founder of Baxter Management Services Division. From 1992 to 2003, Ms. Rudnick served as Chairman of CEO Advisors, Inc., a privately held consulting firm. Ms. Rudnick also serves as a director of Patterson Companies, Inc. and First Midwest Bancorp, Inc.

Ms. Rudnick brings to the Board of Directors extensive business understanding and demonstrated management expertise, having served in key leadership positions at a number of healthcare companies. Ms. Rudnick has a comprehensive understanding of the operational, financial and strategic challenges facing companies and knows how to make businesses work effectively and efficiently. Her management experience and service on other public company boards has provided her with a thorough understanding of the financial and other issues facing large companies, making her particularly valuable as the Chairman of our Audit Committee and as a member of our Compliance and Nominating & Governance Committees.

Michael A. Stocker, M.D. has served as one of our directors since January 2007 and will not be standing for re-election at our 2013 Annual Meeting. Since September 2008, Dr. Stocker has served as Chairman of the Board of the New York City Health and Hospitals Corporation (HHC), the largest municipal hospital and healthcare system in the country. From January 2006 to April 2007, Dr. Stocker served as President and Chief Executive Officer of WellPoint, Inc.'s East Region. Dr. Stocker served as President and Chief Executive Officer of Empire Blue Cross Blue Shield from 1994 until its acquisition by Wellpoint, Inc. in December 2005. Dr. Stocker has also held executive level positions with both CIGNA and US Healthcare. Dr. Stocker serves as a director of Coventry Health Care, Inc. He also serves on the Boards of the Arthur Ashe Institute for Urban Health, New York Stem Cell Funding Committee, SeeChange Health and Triveris, Inc. (part of the Psilos Group).

Dr. Stocker brings a unique perspective to our Board of Directors given his background as a medical professional, his recognized expertise as a business leader, which is exemplified by his appointment as

Chairman of HHC by New York's Mayor Bloomberg and his executive-level experience at some of the largest US health insurance companies. Dr. Stocker's background and experience make him well-positioned to serve as a member of the Compliance and Nominating & Governance Committees.

Richard H. Stowe has served as one of our directors since 1989. Mr. Stowe is a general partner of Health Enterprise Partners LLP, a private equity firm. From 1999 to 2005, Mr. Stowe was a private investor, a senior advisor to the predecessor funds to Health Enterprise Partners and a senior advisor to Capital Counsel LLC, an asset management firm. From 1979 until 1998, Mr. Stowe was a general partner of Welsh, Carson, Anderson & Stowe. Prior to 1979, he was a Vice President in the venture capital and corporate finance groups of New Court Securities Corporation (now Rothschild, Inc.). Mr. Stowe is also a director of several private and not-for-profit companies and educational institutions. From 1998 to 2007, Mr. Stowe served as a director of MedQuist, Inc.

Mr. Stowe brings 40 years of financial, capital markets and investment experience to our Board of Directors. Mr. Stowe's background and experience make him well-positioned to serve as the Chairman of the Compensation and Nominating & Governance Committees.

Cora M. Tellez has served as one of our directors since October 2012. Ms. Tellez is the President and Chief Executive Officer of Sterling HSA, an independent health savings accounts administrator which she founded in 2004. Prior to starting Sterling HSA, Ms. Tellez served as President of the health plans division of Health Net, Inc., an insurance provider. She later served as President of Prudential's western health care operations, CEO of Blue Shield of California, Bay Region and Regional Manager for Kaiser Permanente of Hawaii. Ms. Tellez serves on the Board of Directors of several private and not-for-profit companies. From 2004 to 2007, Ms. Tellez served as a director of First Consulting Group.

Ms. Tellez brings over 25 years of healthcare policy and operations experience to the Board. Her public company operational, financial and corporate governance experience is a valuable resource for our Board and makes her well-positioned to serve as a member of the Audit and Nominating & Governance Committees and as our Audit Committee Financial Expert.

Directors Whose Terms Expire in 2014

Robert M. Holster has served as one of our directors since May 2005 and as the Chairman of our Board of Directors since April 2006 (in a non-employee capacity since January 2011). From May 2005 to February 2009, Mr. Holster served as our Chief Executive Officer and from April 2001 to May 2005, he served as our President and Chief Operating Officer. Previously, Mr. Holster served as our Executive Vice President from 1982 through 1993 and as one of our directors from 1989 through 1996. Mr. Holster previously served in a number of executive positions including Chief Executive Officer of HHL Financial Services, Inc., Chief Financial Officer of Macmillan, Inc. and Controller of Pfizer Laboratories, a division of Pfizer, Inc.

Mr. Holster served as a member of our management team and that of our predecessor, Health Management Systems, Inc., for an aggregate of over 20 years, including serving as our Chief Executive Officer for four years and as our President and Chief Operating Officer for four years. Given his extensive history with the Company, Mr. Holster brings an unmatched depth of industry and Company-specific experience to his role as our Chairman.

William C. Lucia has served as our President and Chief Executive Officer since March 2009 and as one of our directors since May 2008. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc., from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute (FLMI) Program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

With over 15 years of experience with the Company, working across multiple divisions and his prior experience in the insurance industry, Mr. Lucia brings to our Board of Directors in-depth knowledge of the Company and the healthcare and insurance industries. In his prior role as our President and Chief Operating Officer, Mr. Lucia gained critical insights into managing and growing our business in our complex and dynamic healthcare environment, making him well-positioned to lead our management team and provide essential insight and guidance to the Board of Directors from an insider's perspective.

William S. Mosakowski has served as one of our directors since December 2006. Mr. Mosakowski is the President and Chief Executive Officer of Public Consulting Group, Inc. (PCG), which he founded in 1986. Prior to starting PCG, Mr. Mosakowski served as Assistant Revenue Director for the Massachusetts Department of Developmental Services (formerly the Department of Mental Health and Mental Retardation). He later served as Manager of Reimbursement for the Harvard Community Health Plan and was a senior consultant with Touche Ross & Company. Mr. Mosakowski is the Chairman of the Board of Trustees of Clark University and a founding benefactor of Clark University's Mosakowski Institute for Public Enterprise. Mr. Mosakowski serves on the Board of Directors of several private and not-for-profit companies.

Given Mr. Mosakowski's experience founding and growing PCG, he brings to our Board of Directors a deep understanding of the healthcare industry, the services that we provide, the markets that we serve and the potential for our continued growth.

Bart M. Schwartz has served as one of our directors since July 2010. Mr. Schwartz currently serves as the Chairman and Chief Executive Officer of SolutionPoint International, LLC, which provides an integrated array of business intelligence, security and compliance, identity assurance and situational awareness solutions. In 2003, Mr. Schwartz founded his own law firm, which specializes in, among other areas, conducting independent investigations, monitoring and Independent Private Sector Inspector General engagements and developing, auditing and implementing compliance programs. From 1991 to 2003, Mr. Schwartz served as the Chief Executive Officer of Decision Strategies, an internationally recognized investigative and security firm, which was sold to SPX Corporation in 2001. Mr. Schwartz has over 30 years' experience managing domestic and international investigations, prosecutions and assessments for clients in both the public and private sectors.

Mr. Schwartz brings extensive legal and compliance experience to our Board of Directors, which is particularly valuable as we continue to expand our business. Mr. Schwartz's background makes him well-positioned to serve as the Chairman of the Compliance Committee and as a member of the Audit and Nominating & Governance Committees.

Audit Committee and Audit Committee Financial Expert

We have a separately-designated standing Audit Committee which consists of Ms. Rudnick (Chair), Mr. Schwartz (as of April 2013) and Ms. Tellez. Mr. Stowe served as a member of the Audit Committee from June 2001 to April 2013. Mr. Kelly served as a member of the Audit Committee from March 2004 through February 2013 and Mr. Miller served as a member of the Audit Committee from October 2010 to March 2012. The Board of Directors has determined that each member of the Audit Committee is an independent director, as defined in the NASDAQ Marketplace Rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act and meets NASDAQ's financial knowledge and sophistication requirements. In addition, the Board has determined that Ms. Tellez qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

Material Changes to the Procedures for Recommending Nominees to the Board of Directors

There have been no material changes to the procedures described by which security holders may recommend nominees to our Board of Directors as described in our Proxy Statement for our 2012 Annual Meeting, filed with the SEC on May 15, 2012.

Section 16(A) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, our executive officers, directors and persons owning more than 10% of a registered class of our equity securities are required to file reports of ownership and changes in ownership of common stock with the SEC. Copies of such reports are required to be furnished to us.

Based solely on a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during fiscal year 2012, all of our executive officers and directors complied with the requirements of Section 16(a), except that due to administrative error: (i) one report covering one transaction was not timely filed by each of Messrs. Lucia, Hosp, and Ms. Perrin; (ii) two reports covering one transaction each were not timely filed by Mr. Curtin; and (iii) three reports covering one transaction each were not timely filed by Ms. Dragonetti.

Code of Ethics

We have adopted a Code of Business Conduct For Designated Senior Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions and such other personnel as may be designated from time to time by the Chairman of the Audit Committee. The Code of Business Conduct is posted on our website at www.hms.com under the "Investors Relations"/"Corporate Governance" tabs and can also be obtained free of charge by sending a request to our Corporate Secretary at 5615 High Point Dr., Irving, TX 75038. Any changes to or waivers under the Code of Business Conduct that relate to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions must be approved by our Board of Directors and will be disclosed in a Current Report on Form 8-K within four business days of the change or waiver.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis, or CD&A, describes our 2012 executive compensation program and should be read in conjunction with the compensation tables and related narrative descriptions that follow those tables. In particular, this CD&A explains how the Compensation Committee of the Board of Directors (the "Board") made its compensation decisions for our Named Executive Officers for 2012.

As of the end of the fiscal year ended December 31, 2012, our Named Executive Officers were:

- William C. Lucia, President and Chief Executive Officer;
- Walter D. Hosp, Executive Vice President, Chief Financial Officer & Chief Administrative Officer;
- Sean Curtin, Executive Vice President and Chief Operations Officer (through December 31, 2012);
- Andrea Benko, Executive Vice President and President of our wholly owned subsidiary, HealthDataInsights, Inc. (HDI); and
- Maria Perrin, Executive Vice President, Chief Marketing Officer.

2012 Say-on-Pay Vote

At the 2012 Annual Meeting, approximately 97% of the votes cast on the say-on-pay proposal were in favor of our executive compensation program described in our 2012 Proxy Statement. The Compensation Committee believes that this affirms shareholders' support of the Company's approach to executive compensation, and therefore, did not change its general approach as it made decisions for 2012. As market practices on executive compensation policies evolve, the Committee will continue to evaluate and, if needed, make changes to our executive compensation program to ensure that the program continues to reflect our compensation philosophy and objectives. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for executive officers.

Executive Summary

The following is an overview of our financial performance in 2012.

- For the full year 2012, we reported revenue of $473.7 million, a 30.2% increase over 2011 revenue of $363.8 million.
- Also for the full year, we reported net income of $50.5 million, a 5.7% increase over 2011 net income of $47.8 million.
- Fully diluted GAAP earnings per share (EPS) for the full year 2012 increased 3.6% to $0.57 over full year 2011 results and adjusted EPS increased 30.3% year over year to $0.86.
- We reported adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $160.2 million for the full year 2012, which was 42.6% over adjusted EBITDA of $112.3 million for the prior year. Our adjusted EBITDA for the full year 2012 was 12.6% below our target of $183.2 million for the year.
- Our stock price decreased 17% for the one-year period ending December 31, 2012 and increased 49% for the three-year period ended December 31, 2012.

The following highlights the Compensation Committee's key decisions for 2012, as reported in the 2012 Summary Compensation Table. These decisions were made with the advice of the Compensation Committee's independent consultant, Frederic W. Cook & Co., Inc., or FWC, (see "Role of Compensation Consultant" below) and are discussed in greater detail elsewhere in this CD&A.

- In April 2012, we entered into employment agreements with Messrs. Hosp, Curtin and Ms. Perrin that include standard terms of employment of our senior executives, including consistent separation and change in control protection.
  - These employment agreements do not include (i) excise tax gross-ups as a result of termination following a change of control or (ii) provide benefits or material perquisites that are not provided to all employees.
- In October 2012, the Committee granted annual long-term incentive awards to our Named Executive Officers using the same dollar value of each Named Executive Officer's 2011 grant as a basis for determining the number of stock options granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin), which brought target total direct compensation for Messrs. Lucia and Curtin and Mses. Benko and Perrin to between the 25th percentile and the median for the 2012 Peer Group and target total direct compensation for Mr. Hosp to between the median and the 75th percentile for the 2012 Peer Group.
- Annual short-term (cash) incentive compensation earned in 2012 by the Named Executive Officers was determined in March 2013. For 2012, the Company did not achieve its financial target and with the exception of Ms. Benko, none of the other Named Executive Officers achieved the financial

target for their respective business unit. As a result, only Ms. Benko received short-term (cash) incentive compensation for 2012.

Objectives and Philosophy of Our Executive Compensation Program

Our mission is to power the healthcare system with integrity and to be the leading provider of quality services in the markets we serve. To support this and other strategic objectives as approved by the Board and to provide adequate returns to shareholders, we must compete for, attract, develop, motivate and retain top quality executive talent at the corporate and operating business unit levels during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving this goal. "Pay for performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to:

- reward performance that drives the achievement of our short- and long-term goals;
- align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals;
- attract, develop, motivate and retain high-performing senior executives by providing a balance of total compensation opportunities, including salary and short- and long-term incentives that are competitive with similarly situated companies and reflective of our performance;
- help ensure that costs are appropriately supported by performance in a manner consistent with our intention that short-term and long-term incentive compensation payouts qualify as performance-based compensation that is tax deductible under Code Section 162(m); and
- motivate our senior executives to pursue objectives that create long-term shareholder value and discourage behavior that could lead to excessive risk, by balancing our fixed and at-risk pay (both short- and long-term incentives) and choosing financial metrics that we believe drive long-term shareholder value.

Management and the Compensation Committee

Role of Management

Our President and Chief Executive Officer together with our Chief Financial Officer and Senior Vice President of Human Resources develop recommendations regarding the design of our executive compensation program for our executive officers and certain other highly compensated individuals. In addition, they are involved in setting the financial objectives that, subject to the approval of the Board and the Compensation Committee, are used as the performance measures for the short- and long-term incentive plans. Our Chief Financial Officer provides the Compensation Committee with financial information relevant to determining the achievement of performance objectives and related annual cash incentive compensation. As part of its review process, the Compensation Committee receives from our President and Chief Executive Officer, both a performance assessment for each other Named Executive Officer and his recommendations regarding base salary and short- and long-term incentives

Role of Compensation Committee

Our executive compensation program is administered by the Compensation Committee. The Compensation Committee determines and approves total executive remuneration based on its review and evaluation of recommendations presented by our President and Chief Executive Officer and the advice of FWC. Our President and Chief Executive Officer does not participate in the Compensation Committee's deliberations or decisions with regard to his own compensation.

Compensation Consultant and Peer Group Analysis

Role of Compensation Consultant

The Compensation Committee has retained FWC as its independent compensation consultant to provide advice and guidance with respect to executive compensation. FWC reports directly to the Compensation Committee and the Compensation Committee oversees the fees paid for FWC's services. The Compensation Committee uses FWC to review management's executive compensation recommendations with the instruction that FWC is to advise the Compensation Committee independent of management and to provide such advice for the benefit of the Company and its shareholders. FWC does not provide any consulting services to the Company beyond its role as a consultant to the Compensation Committee. The Compensation Committee has assessed the independence of FWC pursuant to SEC rules and concluded that no conflict of interest exists that would prevent FWC from serving as an independent consultant to the Compensation Committee.

FWC provided the following services to the Compensation Committee in 2012:

- assisted in the design and development of the 2012 executive compensation program, including the Annual Incentive Plan;
- assisted with the review and design of our director compensation program;
- provided competitive benchmarking and market data analysis;
- provided analyses and industry trends relating to the compensation of our President and Chief Executive Officer and our other Named Executive Officers;
- provided updates with regard to emerging trends and best practices in executive compensation; and
- reviewed and provided advice on the Company's executive compensation-related disclosure in its 2012 Proxy Statement.

Peer Group Compensation Analysis

When evaluating our executive compensation program, our Compensation Committee measures our program against that of a peer group of public companies that is developed with guidance from FWC. This peer group, which is periodically reviewed, updated and approved by the Compensation Committee, consists of companies the Compensation Committee believes are generally comparable to us in size, financial profile and scope of operations and against which the Compensation Committee believes we compete for executive talent.

Companies included in this peer group for purposes of establishing 2012 compensation levels were: Accretive Health, Inc., Allscripts-Misys Healthcare Solutions Inc., AthenaHealth, Inc., Catamaran Corp. (formerly SXC Health Solutions Corp.), Centene Corporation, MAXIMUS, Inc., MedAssets, Inc., Molina Healthcare, Inc. and Quality Systems, Inc. (collectively, the "2012 Peer Group"). This peer group reflects (relative to the Company's prior peer group) the removal of Emdeon Inc, which was acquired and taken private in 2011.

The chart below compares HMS's revenue, net income, EBITDA and market capitalization to the median revenue, net income, EBITDA and market capitalization for our 2012 Peer Group. Note that although our revenue and EBITDA are below the median, our net income approximates the peer median and our market capitalization is above the 75th percentile of $2.0 billion.

(in millions)(1)	HMS	2012 Peer Group Median
Revenue	$ 419	$1,000
Net Income(2)	$ 46	$ 48
EBITDA	$ 131	$ 147
Market Capitalization(3)	$2,965	$1,720

(1) Revenue, Net Income and EBITDA based on most recently available four quarters as of August 21, 2012
(2) Before extraordinary items and discontinued operations
(3) As of July 31, 2012

For purposes of evaluating our executive compensation program in 2013, the Compensation Committee, with guidance from FWC, re-evaluated our peer group and expanded it to include technology companies beyond the healthcare services sector in order to (i) increase the number of companies to provide greater statistical significance, (ii) reduce the need to find new peer companies in the case of industry consolidation and (iii) include more companies of comparable size than our 2012 Peer Group. Companies included in this peer group for purposes of establishing 2013 compensation levels were:

Accretive Health, Inc., Acxiom Corp, Allscripts-Misys Healthcare Solutions Inc., AthenaHealth, Inc., Bottomline Technologies (de), Inc., Concur Technologies, Inc., DealerTrack Technologies,Inc., Exlservice Holdings, Inc., Fair Isaac Corp, MAXIMUS, Inc., MedAssets, Inc., MICROS Systems, Inc., NeuStar, Inc., Quality Systems, Inc., Tyler Technologies, Inc. and WEX, Inc. (collectively, the "2013 Peer Group"). This peer group reflects (relative to the Company's 2012 Peer Group) the removal of Catamaran Corp., Centene Corporation and Molina Healthcare, Inc. because of their difference in size relative to us.

The chart below compares HMS's revenue, net income, EBITDA and market capitalization to the median revenue, net income, EBITDA and market capitalization for our 2013 Peer Group. Note that although our revenue and net income are below the median, our EBITDA approximates the peer median and our market capitalization is above the peer median.

(in millions)(1)	HMS	2013 Peer Group Median
Revenue	$ 440	$ 614
Net Income(2)	$ 42	$ 51
EBITDA	$ 136	$ 142
Market Capitalization(3)	$2,253	$1,474

(1) Revenue, Net Income and EBITDA based on most recently available four quarters as of January 18, 2013
(2) Before extraordinary items and discontinued operations
(3) As of December 31, 2012

Components of our Executive Compensation Program

The primary elements of our executive compensation program are as follows:

- Recognizing Skills/Experience/Responsibilities

  Base salary: fixed compensation for performing day-to-day responsibilities.

- Promoting and Rewarding Short-Term Performance

  Annual short-term (cash) incentive compensation: cash compensation program based on the achievement of short-term financial goals and other strategic objectives measured over the current year.

- Promoting and Rewarding Long-Term Performance

  Long-term incentive awards: annual awards, primarily in the form of equity, that are designed to build executive stock ownership, retain executives and align compensation with the achievement of our long-term financial goals of creating shareholder value and achieving strategic objectives as measured over multi-year periods.

We also provide salary and benefit continuation payments that are only payable if an executive officer's employment is terminated under specific circumstances. These benefits, which provide reasonable income protection in the event an executive officer's employment is terminated without cause or following a change in control, an executive officer resigns for good reason, support our executive retention goals and encourages executive independence and objectivity in considering a potential change in control transaction.

2012 Executive Compensation Elements

In mid-2012, the Compensation Committee retained FWC to conduct a competitive review of the overall compensation packages of our Named Executive Officers (the "2012 Competitive Review"). The analysis was based on a review of the compensation of our Named Executive Officers to similarly situated executives in the 2012 Peer Group. While we generally aim to set each Named Executive Officer's target total direct compensation between the median and 75th percentile of the levels paid to similarly situated executives in our peer group, such data is intended to serve as one of several reference points to assist the Compensation Committee in its discussions and deliberation. The Compensation Committee reserves flexibility to vary from this positioning based on a variety of factors including prior year compensation targets, the Named Executive Officer's overall performance, changes in roles or responsibilities, and prior year short- and long-term incentive payments.

As part of the 2012 Competitive Review, the Compensation Committee reviewed (i) a competitive analysis of the target total direct compensation of the Named Executives, including base salary and short- and long-term incentives, (ii) an analysis of the relationship between our 2012 actual compensation levels for the Named Executive Officers and our performance relative to the peer group companies, and (iii) a competitive assessment of our aggregate long-term incentive grant practices, including a review of share usage (shares granted in equity plans as a percentage of weighted average shares outstanding), potential dilution relative to peer group practice and fair value transfer that measures the aggregate value of long-term incentives in absolute dollars and as a percent of market capitalization.

Our Named Executive Officers' base salaries and the structure of our short-term (cash) incentive program were not changed for 2012 and long-term incentive compensation for 2012 was granted using the same dollar value of each Named Executive Officer's 2011 stock option grant as a basis for determining the number of stock options granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin). Our Named Executive Officers did not receive restricted stock unit awards in 2012 because it has been our practice to award restricted stock units on a biennial basis.

The Compensation Committee does not have a formal or informal policy or target for allocating compensation between cash and non-cash compensation, or among the different forms of non-cash compensation. In allocating compensation between cash and non-cash forms, the Compensation Committee, after reviewing information provided by FWC, determines what it believes is in its business judgment to be the appropriate level of each of the various compensation components.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities of our employees, including our Named Executive Officers. In determining the amount of compensation to be paid to our Named Executive Officers, the Compensation Committee adheres to long established compensation policies pursuant to which executive compensation is determined. The key factors in determining base salary are the prevailing rate of compensation for positions of like responsibility and the level of the Named Executive Officer's compensation in relation to others with similar responsibilities and tenure.

Base salaries are reviewed at least annually by our Compensation Committee and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For 2012, the Committee determined to maintain Mr. Lucia's base salary at the level set in 2011 and the other Named Executive Officers' base salaries at the level set in 2010. In January 2013, the Committee reevaluated base salaries for the Named Executive Officers, and made the following adjustments: (i) Mr. Hosp's base salary was increased from $425,000 to $450,000, and (ii) Mses. Benko's and Perrin's base salaries were increased from $400,000 to $450,000.

Annual Short-Term (Cash) Incentive Compensation

General

The Compensation Committee has the authority to award annual short-term (cash) incentive compensation to our Named Executive Officers in accordance with specific performance criteria established each year and based on the extent to which those criteria were achieved. The Compensation Committee believes that this component of our executive compensation program promotes the Company's performance-based compensation philosophy by providing Named Executive Officers with direct financial incentives in the form of annual cash incentives for achieving specific performance goals. Criteria for the annual short-term (cash) compensation awards are established and awards are ultimately made in a manner intended to reward both overall corporate performance and an individual's participation in attaining such performance. Our annual short-term (cash) incentive awards are paid in cash, ordinarily in a single payment in the first quarter following the completion of the fiscal year.

Annual Incentive Plan

The Named Executive Officers participate in the Company's Annual Incentive Plan, pursuant to which, for 2012, the Named Executive Officers were eligible to receive a maximum bonus award based on a percentage of net income achieved for the fiscal year. Net income was selected as the performance metric under the Annual Incentive Plan because it is a primary reporting metric for the Company and is based on generally accepted accounting principles. Net income includes all income and expense items and all gains and losses, whether they are considered recurring or non-recurring. The Committee selected net income as the performance metric to ensure that the maximum potential payout is limited to a predetermined percentage of reported earnings.

Maximum Award

For 2012, the maximum potential award for Mr. Lucia was equal to 5% of our 2012 net income and the maximum potential award for each of the other Named Executive Officers was equal to 2.5% of our 2012 net income. The Committee uses these percentages of net income to determine the maximum bonus awards payable to the Named Executive Officers and then may exercise its downward discretion to reduce, but not increase, those maximum award payouts. However, in no event can an award exceed the Annual Incentive Plan's per person maximum of $2.0 million.

Reduction of Maximum Award

The Committee may reduce the maximum bonus awards based on the pre-determined annual short-term (cash) incentive award opportunity, or bonus target, established for each Named Executive Officer. As discussed below, in exercising its discretion whether to reduce the maximum awards, the primary factors that the Compensation Committee considers when determining the actual short-term (cash) incentive compensation for our Named Executive Officers are pre-determined financial performance objectives, but it may increase (though not above the above-noted maximum) or decrease the annual award based on a Named Executive Officer's attainment of goals relating to strategic objectives or to account equitably for items impacting the predetermined performance objectives that are non-recurring in nature.

2012 Financial Goals

The target annual award opportunity for our Named Executive Officers for 2012 and the pre-determined financial and other goals against which their performance was measured were as follows:

Named Executive Officer	Target Award Opportunity (as a % of base salary)	Financial & Other Objectives
W. C. Lucia	100%	100% based on Company's achievement of adjusted EBITDA target
W. D. Hosp	65%	100% based on Company's achievement of adjusted EBITDA target
A. Benko	76%	Based in part on HDI's achievement of adjusted EBITDA target and in part upon her contribution to HDI's integration with the Company
S. Curtin	65%	50% based on Company's achievement of adjusted EBITDA target 50% based on achievement of business area adjusted EBITDA targets
M. Perrin	65%	50% based on Company's achievement of adjusted EBITDA target 50% based on achievement of business area adjusted EBITDA targets

The financial objective established for 2012 short-term (cash) incentive awards at the corporate level and at the business area level was adjusted EBITDA. We define adjusted EBITDA, which is a non-GAAP measure, as earnings before interest, taxes, depreciation, amortization, and stock based compensation. We believe that adjusted EBITDA is a strong indicator of our overall performance. In addition, it is one of the key indicators used by industry analysts to evaluate our operating performance.

Messrs. Lucia's and Hosp's awards were based solely on the achievement by the Company of a specific adjusted EBITDA target. As illustrated in the chart below, the applicable percentage of the bonus target to be paid varies with the percentage of the Company's attainment of its adjusted EBITDA target. The adjusted EBITDA target for 2012 was $183.2 million.

Adjusted EBITDA Target *(in millions)*	Percent of Target Achieved	Bonus Multiple
<$164.8	<90%	—
$164.8	90%	0.33
$183.2	100%	1.0
$201.5	200%	2.0

For 2012, because it was the first year that HDI was part of the Company, Ms. Benko's annual short-term (cash) incentive award opportunity was based primarily on HDI's achievement of a specified adjusted EBITDA target (the "Business Area Component") and included an individual objective of assisting with HDI's integration into the Company. In addition, in connection with the HDI acquisition, for 2012, her target award opportunity was set at 76% of her base salary. For 2013, her target award opportunity will be 65% of her base salary, consistent with our other Executive Vice Presidents.

Ms. Benko's business area adjusted EBITDA target for 2012 was $37.6 million and as illustrated below, the percentage of the Business Area Component of her target annual incentive award opportunity varies with the percentage of her business area's attainment of adjusted EBITDA target.

Benko Business Area Adjusted EBITDA Target *(in millions)*	**Percent of Target Achieved**	**Bonus Multiple**
<$33.9	<90%	—
$33.9	90%	0.33
$37.6	100%	1.0
$41.4	110%	1.2
$47.5	126%	1.6

Given the roles of Mr. Curtin and Ms. Perrin as leaders of specific operating areas, the Committee, taking into account the advice of Mr. Lucia and FWC, determined that short term (cash) incentive compensation for these Named Executive Officers should be based on both the achievement of a Company-specific financial objective and a business area financial objective. As a result, their 2012 annual short-term (cash) incentive award opportunity was based on the following: (i) 50% was based on the Company's achievement of a specified adjusted EBITDA target (the "Company Component") and (ii) 50% was based on their respective Business Area Component. The Committee believes that this weighting between the Company Component and the Business Area Component provides the appropriate balance between linking Mr. Curtin's and Ms. Perrin's short term (cash) compensation to Company performance, over which they have limited control and linking it to their own performance through their respective business area's adjusted EBITDA over which they have more control and in each case, providing an incentive that focuses on encouraging sustained growth and long-term success.

Mr. Curtin's business area adjusted EBITDA target for 2012 was $254.2 million and as illustrated below, the percentage of the Business Area Component of his target annual incentive award opportunity varies with the percentage of his business area's attainment of its adjusted EBITDA.

Curtin Business Area Adjusted EBITDA Target *(in millions)*	**Percent of Target Achieved**	**Bonus Multiple**
<$228.8	<90%	—
$228.8	90%	0.33
$254.2	100%	1.00
$279.6	110%	1.5

Ms. Perrin's business area adjusted EBITDA target for 2012 was $329.2 million and as illustrated below, the percentage of the Business Area Component of her target annual incentive award opportunity varies with the percentage of her business area's attainment of its adjusted EBITDA target.

Perrin Business Area Adjusted EBITDA Target *(in millions)*	**Percent of Target Achieved**	**Bonus Multiple**
<$296.3	<90%	—
$296.3	90%	0.33
$329.2	100%	1.00
$362.1	110%	1.5

2012 Individual Goals

With the exception of Ms. Benko, for 2012, specific individual goals were not set for the Named Executive Officers. Following the completion of the fiscal year, the Compensation Committee assesses each Named Executive Officer's overall contributions to helping the Company achieve its financial objective by (i) improving revenue, net income, cash flow, operating margins, earnings per share and return on shareholders' equity, (ii) developing competitive advantages, (iii) dealing effectively with the growing complexity of our business, (iv) developing business strategies, managing costs and improving the quality of our services as well as customer satisfaction, (v) successfully executing divestitures, acquisitions and strategic partnerships, (vi) implementing operating efficiencies and (vii) general performance of individual job responsibilities.

In light of the Company's acquisition of HDI in December 2011, for 2012, Ms. Benko was given an individual goal of assisting with HDI's integration with the Company, and provided she exceeded the adjusted EBITDA target for her business area, she was eligible to receive up to 100% of the incremental bonus she earned for exceeding that target based on the Committee's assessment of her achievement of her individual objective.

2012 Short-Term (Cash) Incentive Compensation Calculations

For 2012, the Company did not achieve its adjusted EBITDA target. In addition, with the exception of Ms. Benko, none of the other Named Executive Officers achieved the adjusted EBITDA targets for their respective business units. As a result, the Committee, in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2012 awards for Messrs. Hosp, Lucia and Curtin and Ms. Perrin, took into consideration the Company's and the respective business units' underachievement of their financial targets and did not award short term (cash) incentive compensation to these Named Executive Officers.

For 2012, HDI achieved an adjusted EBITDA of $47.5 million, or 26.3% over its target of $37.6 million. The Committee in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2012 award for Ms. Benko considered both the extent to which her business area exceeded its adjusted EBITDA target and her contributions toward HDI's integration, and awarded her $488,575 for the achievement of her business area financial objective and $92,138, or 50% of the incremental award she earned for exceeding her business area financial objective, for her contributions toward HDI's integration.

Long-Term Incentive Compensation

2012 Competitive Review

In September 2012, the Compensation Committee evaluated the long-term incentive compensation component of the executive compensation program. With the guidance of FWC, the Committee reviewed the Company's long-term incentive grant practices, including a review of share usage (shares granted in equity plans as a percentage of weighted average shares outstanding), potential dilution relative to peer group practice and fair value transfer that measures the aggregate value of long-term incentives in absolute dollars and as a percent of market capitalization. The Committee noted that because the Company did not achieve the pre-defined earnings per share growth targets for the long-term incentive compensation granted to certain of the Named Executive Officers in 2010 and 2011, half of the stock options granted to those Named Executive Officers for those years did not vest and were terminated in February 2013 (specifically, 30,000 stock options for Mr. Lucia and 24,000 stock options for each of Messrs. Hosp and Curtin and Ms. Perrin granted in October 2010 at an exercise price of $19.77 were terminated; and 71,628 stock options for Mr. Lucia and 25,369 stock options for each of Messrs. Hosp and Curtin and Ms. Perrin granted in October 2011 at an exercise price of $22.95 were terminated).

Taking into consideration FWC's recommendations, the Committee established a target amount for total long-term compensation using the same dollar value of each Named Executive Officer's 2011 grant as a basis for determining the number of stock options to be granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin). The target amount for Messrs. Lucia and Curtin and Mses. Benko and Perrin brought their target total direct compensation (including the annualized value of the special retention grant received by Messrs. Lucia and Curtin and Ms. Perrin in February 2011) to between the 25th percentile and the median for the 2012 Peer Group and the target amount for Mr. Hosp brought his target total direct compensation (including the annualized value of the special retention grant he received in February 2011) to between the median and the 75th percentile for the 2012 Peer Group.

How Awards Are Granted

The long-term component of our executive compensation program has generally consisted of stock options and was expanded to include restricted stock awards in 2009 and restricted stock units in 2011. We believe that equity grants provide our Named Executive Officers with a strong link to our long-term performance in order to create an ownership culture and help to align their interests with those of our shareholders.

Typically, during the fourth quarter of each year, the dates for the upcoming year's meetings of the Compensation Committee are scheduled. The award determination takes place at the regularly scheduled meeting of the Compensation Committee held following the second quarter of each year. Equity awards are typically granted to our executives annually on or about October 1. Our President and Chief Executive Officer presents the Compensation Committee with recommendations for equity awards for our other Named Executive Officers. These equity awards are granted based upon the Compensation Committee's subjective evaluation of the appropriate grant depending upon the level of responsibility of each Named Executive Officer. In accordance with our Fourth Amended and Restated 2006 Stock Plan (the "2006 Stock Plan"), we set the exercise price of all stock options equal to the closing price of our common stock on the NASDAQ Global Select Market on the day of the grant. Accordingly, a stock option grant will provide a return to the executive officer only in the following circumstances: (i) the executive officer remains employed during the vesting period (ii) the performance conditions (which relate to 50% of the stock option grant) are achieved and (iii) the market price of our common stock appreciates from the option's exercise price. As a result, stock options strongly support our objective of ensuring that pay is aligned with changes in shareholder value.

We have issued restricted stock awards and restricted stock units to support the goal of retaining our Named Executive Officers and further aligning the interests of our executives with shareholders. Restricted stock awards and restricted stock units issued to executives generally vest in installments over the period specified by the Compensation Committee. Accordingly, restricted stock awards and restricted stock units will provide a return to the executive officer only if the executive officer remains employed during the vesting period. The value of the restricted stock awards and restricted stock units to the executive increases as the market price of our common stock increases, but because no specific amount of market price appreciation is necessary for a return to be provided to the executive, the number of shares underlying a restricted stock award and a restricted stock unit is lower relative to the number of shares underlying a stock option grant.

2012 Long-Term Incentive Plan Grants

For the 2012 fiscal year, in making its determinations with respect to granting long-term incentives, the Compensation Committee considered FWC's recommendations based on the 2012 Competitive Review, in addition to several objective factors, including comparative share ownership of similarly-situated executives, the Company's financial performance, the amount of equity previously awarded, the vesting of such awards and the retention value of the award. In determining amounts of long-term incentive compensation to be awarded, no fixed or specific mathematical weighting was applied to the subjective or the objective assessment of the Named Executive Officers' individual achievements.

Consistent with prior years, the Committee determined that the Named Executive Officers would receive 50% of the value of their total 2012 annual long-term incentive awards in time-vested stock options and 50% in performance-based stock options. The Committee believes that this mix of vesting supports several important objectives, including compensating Named Executive Officers for achievement of long-term goals tied to business strategy through the use of performance-based vesting, rewarding Named Executive Officers for sustained increases in stock price and ensuring the overall cost of the program is aligned with compensation realized by Named Executive Officers and performance delivered to shareholders. In addition, annual grants of long-term incentives are intended to be competitive with those of our 2012 Peer Group.

In October 2012, the Compensation Committee approved the grant of non-qualified stock options to purchase: (i) 128,201 shares of our common stock to Mr. Lucia and (ii) 45,404 shares of our common stock to Messrs. Hosp and Curtin and Mses. Benko, and Perrin. The exercise price for these stock options was $27.79 per share. These stock options are exercisable over seven years and vest as follows: 50% vests ratably over a three-year period commencing on December 31, 2013 and provided the executive remains employed as of December 31, 2015, the remaining 50% shall vest if the Company's adjusted EPS for the fiscal year ending December 31, 2013 is at least 10% higher than the Company's adjusted EPS for its fiscal year ended December 31, 2012 and its adjusted EPS for the year ending December 31, 2014, is at least 25% higher than its adjusted EPS for its fiscal year ended December 31, 2012.

2013 Restricted Stock Unit Award

In February 2013, the Committee awarded the Named Executive Officers restricted stock units with an aggregate value of $4.95 million. The Committee believes that restricted stock units provide a retention incentive, enhance executive stock ownership, and align the interests of our executives with the interests of our shareholders. In addition, awarding restricted units to our executives allows the Committee to balance our annual stock option grants that are focused on long-term performance measured through stock price appreciation with restricted stock unit awards that provide a strong retention incentive.

On February 27, 2013, Mr. Lucia was awarded 23,486 restricted stock units and each of Mr. Hosp and Mses. Benko and Perrin were awarded 17,397 restricted stock units based on the closing price of our common stock of $28.74 on the NASDAQ Global Select Market on that date. Provided we record positive operating income for the year ending December 31, 2013, the restricted stock units will vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Our Named Executive Officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. The Company matches 100% of participant contributions to our 401(k) plan up to 3% of their eligible compensation and 50% of the next 2% of their eligible compensation contributed to the 401(k) plan, up to a maximum of $10,000 per annum.

Severance and Change-in-Control Benefits

To enable us to offer competitive total compensation packages to our senior executives, as well as to ensure the ongoing retention of these individuals when considering transactions that may create uncertainty as to their future employment with us, in 2011, the Compensation Committee approved standardizing the terms of employment of our senior executives, which included providing consistent separation and change- in-control protection. In 2012 we entered into new employment agreements with each of our executive officers.

Based on information provided by FWC, the Committee believes that the protection afforded by the revised terms of employment described above provides a level of benefits that are estimated to be within a reasonable range based on competitive practices with respect to comparable positions. We believe that the benefits provided under these agreements are consistent with the Company's objective of attracting and retaining highly qualified executives and provide reasonable assurance so that our senior executives are not distracted from their duties during the uncertainty that may accompany a possible change in control.

We have provided detailed information about Mr. Lucia's employment agreement and our agreements with the other Named Executive Officers and the benefits provided to Mr. Lucia and the other Named Executive Officers under their respective agreements, along with estimates of the value of such benefits under various circumstances, under the caption "Potential Payments upon Termination of Employment or Change-in-Control" below.

Insider Trading Policy

Our Insider Trading Policy prohibits our employees and directors from, among many other actions, purchasing our securities on margin, borrowing against our securities held in a margin account, pledging our securities as collateral for a loan and entering into hedging and derivative transactions with respect to our securities.

Tax Considerations

Code Section 162(m) prohibits us from deducting any compensation in excess of $1 million paid to our Chief Executive Officer and the three other most highly compensated Named Executive Officers employed at the end of the year (other than our Chief Financial Officer), except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments or arrangements that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by our Named Executive Officers for the fiscal years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total Compensation ($)
William C. Lucia	2012	650,000	—	—	1,200,000[4]	—	10,000	1,860,000
President and Chief	2011	650,000	—	1,350,000[5]	1,200,000[6]	555,775	9,800	3,765,575
Executive Officer	2010	553,846	—	—	425,200[7]	500,692	9,800	1,489,538
Walter D. Hosp	2012	425,000	—	—	424,995[4]	—	10,000	859,995
Executive Vice President	2011	425,000	—	900,000[5]	425,000[6]	309,354	9,800	2,069,154
Chief Financial Officer	2010	367,308	—	—	340,160[7]	244,715	9,800	961,983
Andrea Benko[8]	2012	396,089	—	—	424,995[4]	580,713	10,000	1,142,084
Executive Vice President, HDI								
Sean Curtin[9]	2012	400,000	—	—	424,995[4]	—	10,000	834,995
Former Executive Vice	2011	400,000	—	900,000[5]	425,000[6]	275,000	—	2,000,000
President, Chief Operations Officer	2010	340,384	37,500[10]	—	340,160[7]	269,785	—	987,829
Maria Perrin.	2012	400,000	—	—	424,995[4]	—	10,000	834,995
Executive Vice President,	2011	400,000	—	900,000[5]	425,000[6]	285,000	9,800	2,019,800
Chief Marketing Officer	2010	340,384	—	—	340,160[7]	242,984	9,800	933,328

(1) The amounts in this column represent the grant date fair value of service-based restricted stock units computed in accordance with Financial Accounting Standards Board (FASB) guidance on stock-based compensation, assuming all service conditions are met. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2011 Annual Report on Form 10-K (the "2011 Form 10-K"). The grant date fair value of service-based restricted stock units is determined based on the number of shares granted and the fair value of our common stock on the grant date, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date.

(2) The amounts in this column represent the grant date fair value of the service/performance-based stock option grants computed in accordance with FASB guidance on stock-based compensation, assuming all service and performance conditions are met. The relevant assumptions made in the valuations for the 2012, 2011 and 2010 stock option grants may be found in Note 10 of the Notes to Consolidated Financial Statements in (i) our 2012 Annual Report on Form 10-K (the "2012 Form 10-K"), (ii) our 2011 Form 10-K and (iii) our 2010 Annual Report on Form 10-K, respectively. The grant date fair value of service/performance-based stock options is determined based on the number of shares granted and the fair value of our common stock on the grant date, which is the Black Scholes value of closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date.

(3) The amounts in this column reflect 401(k) employer matching contributions.

(4) In October 2012, Messrs. Lucia, Hosp and Curtin and Mses. Perrin and Benko were each granted non-qualified stock options to purchase shares of our common stock under the Fourth Amended and Restated 2006 Plan or the 2006 Stock Plan, with an exercise price per share of $27.79. Mr. Lucia was granted a non-qualified stock option for 128,201 shares and the other Named Executive Officers were each granted a non-qualified stock option for 45,404 shares.

(5) In February 2011, Messrs. Lucia, Hosp and Curtin and Ms. Perrin were each granted restricted stock units under the 2006 Stock Plan, at a market price per share of $24.64. Mr. Lucia was granted 54,786 restricted stock units and the other Named Executive Officers were each granted 36,525 restricted stock units.

(6) In October 2011, Messrs. Lucia, Hosp and Curtin and Ms. Perrin were each granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at a purchase price per share of $22.95. Mr. Lucia was granted a non-qualified stock option for 143,256 shares and the other Named Executive Officers were each granted a non-qualified stock option for 50,737 shares.

(7) In October 2010, Messrs. Lucia, Hosp and Curtin and Ms. Perrin were each granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at a purchase price per share of $19.77. Mr. Lucia was granted a non-qualified stock option for 60,000 shares and the other Named Executive Officers were each granted a non-qualified stock option for 48,000 shares.

(8) Ms. Benko was appointed as an executive officer in December 2011 in connection with our acquisition of HealthDataInsights, Inc or HDI.

(9) Mr. Curtin resigned as our EVP, Chief Operations Officer effective December 31, 2012, but remained an employee through February 2013.

(10) In January 2011, the Compensation Committee awarded Mr. Curtin a discretionary bonus based upon his 2010 performance.

Narrative Discussion to Summary Compensation Table and Grants of Plan-Based Awards Table

The following discussion supplements the information provided in the Summary Compensation Table that precedes this discussion and the Grants of Plan Based Awards Table that follows this discussion.

Bonus

The "Bonus" column in the Summary Compensation Table represents one-time discretionary bonuses by our Compensation Committee or Board of Directors.

Stock Awards

In February 2011, our Named Executive Officers were granted restricted stock units under the 2006 Stock Plan. The restricted stock units vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date. See "Potential Payments upon Employment Termination or Change-in-Control" for additional information regarding matters that could affect the vesting of such awards.

Option Awards

In October 2012, 2011 and 2010, our Named Executive Officers were granted non-qualified stock options under the 2006 Stock Plan. The stock options vest as follows: (i) 50% of the grant vests annually in one-third increments, with the first one-third vesting on December 31 of the year after the grant date and the remaining two-thirds vesting on December 31 of the second and third year after the grant date and (ii) 50% vests on December 31 of the third year after the grant date to the extent that certain pre-defined financial and service conditions are satisfied.

See "Grants of Plan Based Awards, for the year ended December 31, 2012" for information regarding the options granted in 2012 and "Potential Payments upon Employment Termination and Change-in-Control" for additional information regarding matters that could affect the vesting of such options.

Non-Equity Incentive Plan Compensation

The amounts set forth in this column reflect the amounts paid to our Named Executive Officers as part of their annual short-term (cash) incentive compensation, as discussed in the Compensation Discussion and Analysis, which precedes the Summary Compensation Table. Each Named Executive Officer has a targeted annual short-term (cash) incentive award opportunity that is based on a percentage of his/her base salary for the fiscal year and which is earned based on the Named Executive Officer's achievement of short-term financial goals and other strategic objectives measured over the year.

Grants of Plan-Based Awards For the Year Ended December 31, 2012

Name	Grant Date	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Options ($/Sh)[4]	Grant Date Fair Value of Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Target (#)[2]			
W.C. Lucia									
AIP			32,500	650,000	2,000,000				
Options	10/5/12	10/2/12				64,101	64,100	$27.79	1,200,000
W.D. Hosp									
AIP			13,825	276,250	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995
A.Benko									
AIP			13,000	260,000	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995
S. Curtin									
AIP			13,000	260,000	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995
M. Perrin									
AIP			13,000	260,000	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995

AIP: Annual Incentive Plan
Options: Service and performance based non-qualified stock options

(1) Amounts represent the short term (cash) incentive compensation that could be earned by the Named Executive Officers. The threshold amount shown is 5% of the individual's targeted annual award opportunity, which would be payable if the Company achieved 90% of the applicable targeted financial measure for 2012. The target amount shown is 100% of the individual's targeted annual award opportunity and assumes that the Named Executive Officer achieves all related predetermined financial or other objectives. The maximum amount represents the shareholder-approved maximum payout under the Annual Incentive Plan. The Annual Incentive Plan is intended to meet the requirements of Internal Revenue Code Section 162(m), and the maximum column reflects maximum awards possible under the Annual Incentive Plan. The actual short-term (cash) incentive compensation paid for 2012 is shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. Our short-term (cash) incentive plan is described in the Compensation Discussion and Analysis, under the heading "Annual Short-Term (Cash) Incentive Compensation." For 2012, Mr. Lucia's target award opportunity was 100% of his base salary. Ms. Benko's target award opportunity was 76% of her base salary and the target award opportunity for our other Named Executive Officers was 65% of his/her base salary.

(2) Amounts represent the portion of the non-qualified stock option grant made to each Named Executive Officer in 2012 that is conditioned on our financial performance. These non-qualified stock option grants and their vesting schedule are described in the Compensation Discussion and Analysis under the heading "Long Term Incentive Compensation."

(3) Amounts represent the portion of the non-qualified stock option grant made to the Named Executive Officers in 2012 that is conditioned on continued service. The vesting schedule for these grants are described in the Compensation Discussion and Analysis under the heading "Long Term Incentive Compensation" and in the Narrative Discussion to the Summary Compensation Table and Grants of Plan-Based Awards Table.

(4) The exercise price equals the closing price of our common stock on the date of the grant.

(5) The amounts in this column represent the grant date fair value of each stock option grant computed in accordance with FASB guidance on stock-based compensation, assuming all performance conditions are met. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2012 Form 10-K.

Outstanding Equity Awards at December 31, 2012

Name	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]
William C. Lucia						47,970[2]	1,243,382
						54,786[3]	1,420,053
	128,658	—	—	3.14	5/4/16		
	289,005	—	—	3.66	6/26/16		
	60,000	—	—	12.60	10/1/16		
	20,000	10,000[4]	—	19.77	9/30/17		
	23,876	47,752[6]	—	22.95	9/30/18		
	—	64,100[7]	64,101[7]	27.79	10/4/19		
Walter D. Hosp						38,376[2]	994,706
						36,525[3]	946,728
	180,000	—	—	6.37	7/2/17		
	75,000	—	—	7.99	9/30/15		
	48,000	—	—	12.60	10/1/16		
	16,000	8,000[4]	—	19.77	9/30/17		
	8,457	16,912[6]	—	22.95	9/30/18		
	—	22,702[7]	22,702[7]	27.79	10/4/19		
Andrea Benko						16,616[5]	430,687
	—	22,702[7]	22,702[7]	27.79	10/4/19		
	14,875	44,628[9]	—	31.37	12/30/19		
Sean Curtin						28,782[2]	746,029
						36,525[3]	946,728
	30,000	—	—	7.99	9/30/15		
	30,000	30,000[8]	—	12.60	10/1/16		
	16,000	8,000[4]	—	19.77	9/30/17		
	8,457	16,912[6]	—	22.95	9/30/18		
	—	22,702[7]	22,702[7]	27.79	10/4/19		
Maria Perrin						47,970[2]	1,243,382
						36,525[3]	946,728
	13,458	—	—	7.43	4/30/17		
	45,000	—	—	7.99	9/30/15		
	48,000	—	—	12.60	10/1/16		
	16,000	8,000[4]	—	19.77	9/30/17		
	8,457	16,912[6]	—	22.95	9/30/18		
	—	22,702[7]	22,702[7]	27.79	10/4/19		

(1) Market value of shares or units of stock that have not vested is calculated by multiplying the closing sales price per share of our common stock on The NASDAQ Global Select Market on December 31, 2012 ($25.92) by the number of shares of stock that have not vested.

(2) Represents shares of restricted stock granted on February 19, 2009 which vested in one quarter increments on the second, third and fourth anniversary of the grant date. The remainder will vest on the fifth anniversary of the grant, or February 19, 2014, subject to the Named Executive Officer's continued employment.

(3) Represents restricted stock units granted on February 18, 2011, of which one quarter vested on the second anniversary of the grant date. The remaining three quarters will vest ratably on the third, fourth and fifth anniversaries of the grant date, subject to the Named Executive Officer's continued employment.

(4) Represents stock options granted on October 1, 2010 which vested in one third increments on December 31, 2011 and 2012. Subject to the Named Executive Officer's continued employment, the remainder will vest on December 31, 2013.

(5) Represents restricted stock units granted on December 21, 2011, one quarter of which vested on the first anniversary of the grant date, and subject to Ms. Benko's continued employment, the remainder will vest ratably on the second, third and fourth anniversaries of the grant date.

(6) Represents stock options granted on October 1, 2011 of which one third vested on December 31, 2012. Subject to the Named Executive Officer's continued employment, the remainder will vest on December 31, 2013 and 2014.

(7) Represents stock options granted on October 5, 2012, with the following vesting schedule: 50% vests in one-third increments on December 31, 2013, 2014 and 2015 and 50% vests on December 31, 2015 to the extent that certain pre-defined performance and service conditions are satisfied.

(8) Represents stock options granted on October 1, 2009.

(9) Represents stock options granted on December 21, 2011, which vest in one quarter increments. The first quarter vested on December 31, 2012 and subject to the Named Executive Officer's continued employment, the remainder will vest on December 31, 2013, 2014 and 2015.

2012 Option Exercises and Stock Vested

The following table sets forth certain information concerning the stock options exercised and stock awards that vested for our Named Executive Officers during the year ended December 31, 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
W.C. Lucia	183,337	3,517,839	23,985	792,994
W.D. Hosp	45,000	1,013,558	19,188	634,355
A. Benko	—	—	5,538	142,714
S. Curtin	37,500	715,177	14,391	475,766
M. Perrin	20,001	539,086	23,985	792,994

(1) The value realized on the exercise of stock options is based on the difference between the exercise price and the market price (used for tax purposes) of our common stock on the date of exercise.

(2) Value realized on vesting represents the number of shares acquired on vesting multiplied by the market value of the shares of our common stock on the vesting date, which is the closing price of the shares on February 17, 2012.

Potential Payments Upon Termination of Employment or Change in Control

The following information and table set forth the additional amounts payable to each of our Named Executive Officers in the event of a termination of employment as a result of involuntary termination, resignation for Good Reason (as defined below), resignation for Good Reason upon a Change in Control (as defined below) and involuntary termination following a Change in Control.

Assumptions and General Principles

Set forth below are the assumptions and general principles used to calculate the amounts payable to each Named Executive Officer in each circumstance set forth in the table. The actual amounts to be paid to the Named Executive Officer can only be determined at the time the Named Executive Officer's employment terminates or upon a Change in Control.

- The amounts shown in the table are based on the assumption that each Named Executive Officer was terminated on December 31, 2012. Accordingly, the table reflects amounts earned as of December 31, 2012 and includes estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination or Change in Control. The table also reflects the targeted annual short-term (cash) incentive award that the Named Executive Officers would have been entitled to receive for 2012 and not the amount that the Compensation Committee determined to pay (as set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table).
- Regardless of the manner in which the Named Executive Officer's employment is terminated, a Named Executive Officer is entitled to receive (i) any earned but unpaid salary and accrued but unused paid time off through the date of termination and (ii) except in the event the termination is for Cause (as described below), any earned bonus for the calendar year preceding the calendar year in which his/her employment ends. Amounts due for unused paid time off for 2012 are not shown in the table.
- Under the terms of our 2006 Stock Plan, upon a Named Executive Officer's termination of employment (for any reason other than gross misconduct, which causes the options to immediately expire), stock option exercises will be limited to the portions of the stock options that were immediately exercisable at the date of such termination. The amounts shown in the table do not include the value of such immediately exercisable stock options.

Definitions From Award Agreements/2006 Stock Plan

- Under our Restricted Stock Award Agreement, "cause" means a termination with "cause" under the terms of the Named Executive Officer's employment agreement. Under our Non-qualified Stock Option Agreements and Restricted Stock Unit Agreements, "cause" is determined by the Compensation Committee or the Board of Directors. Under the 2006 Stock Plan, "cause" is equated with "gross misconduct," as determined by the Compensation Committee or Board of Directors.
- Under the terms of the 2006 Stock Plan, a "Change of Control" shall mean the occurrence of any of the following events: (i) at least a majority of the Board shall cease to consist of directors of the Company who served in such capacity at the time the 2006 Stock Plan was adopted or during each subsequent renewal term or were approved by a then majority of continuing directors for addition to Board; (ii) any "person" or "group" shall have acquired beneficial ownership (as defined in Regulation 13d-3) of shares having 30% or more of the voting power of all outstanding shares, unless such acquisition is preapproved by the Board; (iii) a merger or consolidation occurs in which the outstanding shares are converted into shares of another company, or other securities, or cash or other property and the pre-transaction shareholders cease to hold at least 55% of the post-change voting power, (iv) the sale of all, or substantially all, of the Company's assets occurs; or (v) the Company's stockholders approve a plan of complete liquidation of the Company, with the definition subject to further limitations if necessary to conform to Section 409A of the Internal Revenue Code of 1986.

Definitions From Employment Agreements

- "Cause" means: (i) fraud with respect to the Company or any of its subsidiaries and affiliates; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external Company counsel, or the Board concerning the operation or financial status of the Company or of any of its subsidiaries and affiliates; (iii) theft or embezzlement of assets of the Company or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the Named Executive Officer's employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow the Company's conduct and ethics policies that have been provided or made available to the Named Executive Officer; (vi) a material breach of the Named Executive Officer's employment agreement; and/or (vii) continued failure to attempt in good faith to perform his/her duties as reasonably assigned by the Board. Certain of the foregoing definitions permit the Named Executive Officer to attempt to cure the grounds for cause.
- "Good Reason" means, the occurrence, without the Named Executive Officer's prior written consent, of any of the following events: (i) a material diminution in his/her authority, duties or responsibilities (in Mr. Lucia's case, other than in connection with a portion of his authority, duties or responsibilities being assigned to or carried out by a President; and in Ms. Benko's case, other than as is involved in the operational integration of HDI, or adding other senior management or operational staff at HDI, provided she remains the most senior executive at HDI); (ii) a requirement that, in Mr. Lucia's case, he reports to an officer rather than to the Board and in the case of the other Named Executive Officers, that they report to a new supervisor who has materially diminished authority, duties or responsibilities in comparison to his/her previous supervisor; (iii) a material reduction in the Named Executive Officer's base salary; (iv) the Company's requiring, (a) in Mr. Lucia's case, that he perform his principal services in a geographic area more than 50 miles from the Company's offices in Irving, Texas, or such other place at which he has agreed to provide such services, (b) in Ms. Benko's case, that she perform her principal services more than 50 miles from Las Vegas, Nevada or such other place at which she has agreed to provide such services and (c) in the case of the other Named Executive Officers, that they perform their principal services primarily in a geographic area more than 50 miles from both the Company's headquarters in Irving, Texas and its office in New York, New York or such other place of primary employment at which they have agreed to provide such services; or (v) a material breach by the Company of any material provision of the Named Executive Officer's employment agreement. Good Reason is also subject to certain timing restrictions and our ability to cure the proposed Good Reason.
- "Change in Control" means:
  - the acquisition by an individual, entity or group (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns 50.01% or more of either (x) the then-outstanding shares of Company common stock or (y) the combined voting power of the then-outstanding Company securities entitled to vote in the election of directors; provided, however, that an acquisition from the Company or pursuant to a Business Combination (as defined below) that complies with subclauses (x) and (y) of clause (ii) will not be a Change in Control;
  - the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all (i.e., in excess of 85%), of its assets (a "Business Combination"), unless, immediately thereafter (x) all or substantially all of the beneficial owners immediately prior to such Business Combination beneficially own more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote in the election of directors, respectively, of the resulting or acquiring corporation in substantially the same proportions as their initial ownership and (y) no Person beneficially owns 50.01%, or more, of the then-outstanding shares of common stock of the acquiring corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote in the election of directors (except if such ownership existed prior to the Business Combination); or

- a change in the composition of the Board that results, during any one year period, in the current directors (including directors subsequently elected by at least a majority of the Board, but excluding directors whose initial assumption of office occurred as a result of an actual or threatened election contest or similar circumstance) no longer constituting a majority of the Board, or the Board of a successor corporation.

Named Executive Officer and Type of Payment	Involuntary Termination	Resignation For Good Reason	Resignation For Good Reason Upon a Change in Control	Involuntary Termination Upon a Change in Control
W. C. Lucia, President & Chief Executive Officer[1][2]				
Cash severance	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Bonus payment	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Continued health insurance coverage[3]	$ 3,654	$ 3,654	$ 3,654	$ 3,654
Restricted Stock[4]	—	—	$2,662,408	$2,662,408
Stock Options[5]	—	—	$ 203,290	$ 203,290
Total	$2,603,654	$2,603,654	$5,469,352	$5,469,352
W. D. Hosp, EVP, Chief Financial & Administrative Officer[6][7]				
Cash severance	$ 425,000	—	$ 425,000	$ 425,000
Continued health insurance coverage[8]	$ 10,310	—	$ 10,310	$ 10,310
Restricted Stock[4]	—	—	$1,940,685	$1,940,685
Stock Options[5]	—	—	$ 99,402	$ 99,402
Total	$ 435,310	—	$2,475,397	$2,475,397
A.Benko, EVP & President of HDI[6][7][9]				
Cash severance	$ 400,000	$ 400,000	$ 400,000	$ 400,000
Continued health insurance coverage[8]	$ 10,310	$ 10,310	$ 10,310	$ 10,310
Restricted Stock[4]	—	—	$ 430,521	$ 430,521
Stock Options[5]	—	—	—	—
Total	$ 410,310	—	$ 840,831	$ 840,831
S. Curtin, Executive Vice President & Chief Operations Officer[6][7]				
Cash severance	$ 400,000	—	$ 400,000	$ 400,000
Continued health insurance coverage[8]	$ 10,310	—	$ 10,310	$ 10,310
Restricted Stock[4]	—	—	$1,692,104	$1,692,104
Stock Options[5]	—	—	$ 498,804	$ 498,804
Total	$ 410,310	—	$2,601,218	$2,601,218
M. Perrin, EVP & Chief Marketing Officer[6][7]				
Cash severance	$ 400,000	—	$ 400,000	$ 400,000
Continued health insurance coverage[8]	$ 10,310	—	$ 10,310	$ 10,310
Restricted Stock[4]	—	—	$2,189,265	$2,189,265
Stock Options[5]	—	—	$ 99,402	$ 99,402
Total	$ 410,310	—	$2,698,977	$2,698,977

(1) If we terminate Mr. Lucia's employment without Cause or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided Mr. Lucia executes a separation agreement and release and complies with certain restrictive covenants (as described under "Executive Employment Agreements") and confidentiality provisions contained in his employment agreement, he will be entitled to receive cash severance in an amount equal to

(i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period, (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied, in which case it will be paid when bonuses are paid to the Company's executive officers, or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above, and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

(2) If within 24 months following a Change in Control, Mr. Lucia's employment is terminated without Cause or he resigns for Good Reason, provided he executes a separation agreement and release and complies with certain restrictive covenants and confidentiality provisions contained in his employment agreement, he will receive the amounts set forth in (1)(i) and (1)(ii) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

(3) If we terminate Mr. Lucia's employment without Cause, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided he executes and does not revoke a severance agreement and release, the Company will provide him with continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

(4) Under the terms of our Restricted Stock Award Agreements, in the event a Named Executive Officer ceases to be employed by the Company by reason of death, disability or involuntarily by the Company (other than (i) for "cause" and (ii) for "cause" within 24 months of a Change of Control), the restricted stock awards held by such Named Executive Officer shall vest in full. In addition, the Compensation Committee has the discretion to accelerate vesting of the restricted stock in the event of a Change of Control. Under the terms of our Restricted Stock Unit Agreements, in the event a Named Executive Officer ceases to be employed by the Company by reason of death, disability or involuntarily by the Company other than for "cause" within 24 months following a Change in Control, all of the restricted stock units held by such Named Executive Officer shall become fully vested. The amounts presented in the table represent the market value of outstanding restricted stock awards and restricted stock units, which is determined based on the number of shares/units granted and the fair value of our common stock on December 31, 2012, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date ($25.92), less the consideration paid by the recipient for the award ($0.01 per share).

(5) Under the 2006 Stock Plan (assuming no contrary provisions in the award agreements/the 2006 Stock Plan), if a Named Executive Officer ceases to be employed by the Company by reason of involuntary termination without "cause" by the Company during the 24-month period following a Change of Control, the Named Executive Officer's outstanding options, which are not then exercisable and vested, shall become fully vested and exercisable. The numbers included in the table represent the value of the unvested portion of the Named Executive Officer's stock options, assuming accelerated vesting (calculated based on the excess of the closing market price of our common stock on December 31, 2012, over the exercise prices of such options).

(6) If we terminate the Named Executive Officer's employment without Cause, in connection with a Change in Control or otherwise, then provided he/she executes and does not revoke a separation agreement and release and complies with a separate Noncompetition, Nonsolicitation, Proprietary and Confidential Information Agreement executed in connection with his/her employment agreement (the "Restrictive Covenants Agreement"), he/she will be entitled to receive cash severance in an amount equal to 12 times his/her monthly base salary paid ratably in equal installments over a 12 month period.

(7) If within 24 months following a Change in Control, the Named Executive Officer's employment is terminated without Cause or he/she resigns for Good Reason, provided he/she executes a separation agreement and release and complies with the Restrictive Covenant Agreement, he/she will receive the amounts set forth in (6) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

(8) In the event a Named Executive Officer is involuntarily terminated or involuntarily terminated upon a Change of Control, provided he/she executes and does not revoke a severance agreement and release, the Company will pay him/her a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage (single, family, or other) he/she is receiving as of the date his/her employment ends and his/her then monthly employee contribution.

(9) If Ms. Benko resigns for Good Reason on or before December 16, 2013, and provided she executes and does not revoke a severance agreement and release, she will be entitled to receive (i) cash severance in an amount equal to 12 times her monthly base salary paid ratably in equal installments over a 12 month period, (ii) any earned but unpaid annual bonus for the calendar year preceding the calendar year in which her employment ends, paid in a lump sum and (iii) the amount set forth in (8) above.

Executive Employment Agreements

See "*Potential Payments Upon Termination of Employment or Change in Control*" above for definitions of capitalized terms used below.

Employment Agreement with William C. Lucia—President and Chief Executive Officer

Effective March 1, 2013, we entered into a new Executive Employment Agreement (which was amended on April 30, 2013) and a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement (the "Restrictive Covenants Agreement") with William C. Lucia, our President and Chief Executive Officer on substantially the same terms as his prior agreement which expired on February 28, 2013. Unless earlier terminated, this agreement will terminate on February 28, 2015. Mr. Lucia is eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of performance or such other criteria as may be established from time to time by the Compensation Committee in its sole discretion. Mr. Lucia's annualized base salary remains at $650,000 and his target bonus remains at 100% of his base salary.

If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control (as defined in the agreement) or otherwise, or if his employment ceases because of his disability or if he terminates his employment with Good Reason (as defined in the agreement), then provided Mr. Lucia executes and does not revoke a separation agreement and release and complies with the Restrictive Covenants Agreement (as described below), he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

Employment Agreements with Other Named Executive Officers

We have employment agreements that are at-will, subject to certain notice and/or severance provisions, with each of Mr. Hosp and Mses. Perrin and Benko. Mr. Curtin resigned as our Executive Vice President, Chief Operations Officer effective December 31, 2012 and his employment agreement terminated as of that date.

The agreements set forth the annualized base salary for these Named Executive Officers, which is currently $450,000. In addition, under the terms of these agreements, these Named Executive Officers are eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his/her employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of such performance-based or other criteria as it determines appropriate. Effective January 1, 2012, the targeted annual short-term (cash) incentive award opportunity for Mr. Hosp and Ms. Perrin was increased from 50% to 65% of his/her base salary. For 2013, Ms. Benko's targeted annual short-term (cash) incentive award opportunity is also set at 65% of her base salary.

If we terminate these executive's employment without Cause, in connection with a Change in Control or otherwise, then provided he/she executes and does not revoke a separation agreement and release and complies with the Restrictive Covenants Agreement, he/she will be entitled to receive (i) cash severance in an amount equal to 12 times his/her monthly base salary paid ratably in equal installments over a 12 month period, (ii) a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage the executive is receiving as of the date his/her employment ends and his/her then monthly employee contribution, which amount may be used for any purpose and (iii) any earned but unpaid annual bonus for the calendar year preceding the calendar year in which his/her employment ends. If within 24 months following a Change in Control, the Named Executive Officer's employment is terminated without Cause or he/she resigns for Good Reason, provided he/she executes a separation agreement and release and complies with the Restrictive Covenants Agreement, he/she will receive the amounts set forth in (i) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control. If Ms. Benko resigns for Good Reason (as defined in her Employment Agreement) on or before December 16, 2013, and provided she executes and does not revoke a severance agreement and release, she will be entitled to receive the amounts set forth in (i), (ii) and (iii) above.

Nonsolicitation, Proprietary and Confidential Information and Developments Agreements

We have entered into Restrictive Covenants Agreements with each of our Named Executive Officers. Under the terms of the Restrictive Covenants Agreements, in Mr. Lucia's case, for the 24 months following the termination of his employment for any reason, and in the case of the other Named Executive Officers, for the 12 months following the termination of his/her employment for any reason, the Named Executive Officer is generally prohibited from: (i) engaging or assisting others in engaging in any business or enterprise in the United States that competes with the Company's business, products or services, (ii) soliciting or diverting or attempting to solicit or divert the business of any of the Company's current or prospective clients, (iii) soliciting, recruiting or inducing or attempting to solicit, recruit or induce any Company employee or independent contractor to leave the Company's employ (or, in some situations, hire), and (iv) disclosing or utilizing for the benefit of any entity other than the Company, any system or product development ideas discussed/explored, even if not implemented, during the Named Executive Officer's employment with the Company. The Restrictive Covenants Agreement also sets forth certain obligations with respect to proprietary and confidential information and developments and inventions.

REPORT OF COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors (the "Board") of HMS Holdings Corp. (the "Company") has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 or Proxy Statement for its 2013 Annual Shareholder's Meeting, as applicable.

By the Compensation Committee of the Board of Directors of HMS Holdings Corp.

Richard H. Stowe, *Chair*
Daniel N. Mendelson

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

Director Compensation

General

A director who is one of our employees receives no additional cash compensation for his or her services as a director or as a member of a committee of our Board of Directors. A director who is not one of our employees (a non-employee director) receives cash compensation for his or her services as described below. All cash compensation, unless deferred, is paid at the end of each quarter. All of our directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board of Directors or its committees.

Non-Employee Board Member Retainer

Each non-employee director receives a quarterly retainer for service as a director, which is fixed from time to time by resolution of the Board. Through the second quarter of 2012, the quarterly retainer was $8,750 per quarter, or $35,000. In September 2012, the Board increased the quarterly retainer to $12,500 per quarter, or $50,000 annually. The retainer may be deferred in whole or in part under the Director Deferred Compensation Plan (described below).

Committee Chair Retainer

Each Committee Chair receives a quarterly retainer. Through the second quarter of 2012, the quarterly retainer was $2,500 per quarter or $10,000 annually. In September 2012, the Board increased the audit committee chair quarterly retainer to $5,000 per quarter, or $20,000 annually and all other committee chairs quarterly retainer to $3,750 per quarter, or $15,000 annually. The Committee Chair retainer may be deferred in whole or in part under the Director Deferred Compensation Plan.

Equity Awards

Each of our non-employee directors is eligible to receive an annual equity award, the value of which is fixed from time to time by resolution of the Board. In September 2012, the Board approved increasing the amount of the annual grant of non-qualified stock options and restricted stock units granted to each of our non-employee directors from an aggregate value of $80,000 to an aggregate value of $100,000, with the actual number of stock options and restricted stock units to be calculated based on the grant date fair value as computed in accordance with FASB guidance on stock-based compensation, except that no assumption for forfeitures would be included.

On October 5, 2012, Messrs. Holster, Kelly, Miller, Mosakowski, Schwartz and Stowe, Dr. Stocker and Ms. Rudnick, were each granted a non-qualified stock option to purchase 2,766 shares of our common stock with an exercise price of $27.79 and 2,766 restricted stock units. On October 15, 2012, in connection with her appointment to the Board, Ms. Tellez was granted a non-qualified stock option to purchase 2,684 shares of our common stock with an exercise price of $27.86 and 2,684 restricted stock units. On February 27, 2013, in connection with his appointment to the Board, Mr. Mendelson was granted a non-qualified stock option to purchase 2,600 shares of our common stock with an exercise price of $28.74 and 2,600 restricted stock units. These stock options and restricted stock units granted to our directors vest quarterly, in equal installments, over a one year period.

Non-Employee Chairman of the Board Quarterly Retainer

In July 2010, the Board approved the following compensation package for Mr. Holster, our Chairman of the Board: (i) annual cash retainer of $41,000 and (ii) equity compensation consisting of a grant of non-qualified stock options and restricted stock units with an aggregate value of $94,000, which would be granted on October 1 of each year and which would vest quarterly over a one year period commencing on December 31 of the year of the grant. The actual number of stock options and restricted stock units to be calculated based on the grant date fair value computed in accordance with FASB guidance on stock-based compensation, except that no assumption for forfeitures would be included.

On October 5, 2012, Mr. Holster was granted a non-qualified stock option to purchase 2,600 shares of our common stock with an exercise price of $27.79 and 2,600 restricted stock units. Both of these grants vest quarterly, in equal installments, over a one year period, with the first quarter vesting on December 31, 2012.

Director Deferred Compensation Plan

Each of our non-employee directors is eligible to participate in our Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual restricted stock unit grants until the termination of his or her service as a member of the Board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the closing price of our common stock on the NASDAQ Global Select Market on the date such fees would otherwise have been payable and is credited to a deferred compensation account maintained in his or her name. Deferred restricted stock unit grants are converted on a share-for-share basis on the date such restricted stock units would otherwise have been payable and also credited to the non-employee director's account. The account will be credited with additional stock units, also based on such average market value, upon the payment date for any dividends declared on our common stock. On January 10th of the year following a director's termination of service, the amounts accumulated in the deferred compensation account will be distributed in the form of common stock under the 2006 Stock Plan equal to the number of whole stock units in the account and cash in lieu of any fractional shares.

The following table sets forth the deferred stock units held by our non-employee directors as of December 31, 2012.

Name	Deferred Stock Units
Robert M. Holster	13,720
James T. Kelly	8,119
William F. Miller III	4,058
William S. Mosakowski	—
Ellen A. Rudnick	4,058
Bart M. Schwartz	5,887
Michael A. Stocker, M.D.	—
Richard H. Stowe	11,790
Cora M. Tellez	—

2012 Director Compensation

The following table sets forth compensation earned and paid, as of December 31, 2012, to each of our non-employee directors, for service as a director during 2012.

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards ($)[3]	Option Awards[4]	Total
Robert M. Holster	$79,750	$149,121	$50,227	$279,098
William F. Miller III	$38,750	$ 76,867	$25,890	$141,507
William S. Mosakowski	$38,750	$ 76,867	$25,890	$141,507
Ellen A. Rudnick	$51,250	$ 76,867	$25,890	$154,007
Bart M. Schwartz	$50,000	$ 76,867	$25,890	$152,757
Michael A. Stocker, M.D.	$50,000	$ 76,867	$25,890	$152,757
Richard H. Stowe	$50,000	$ 76,867	$25,890	$152,757
Cora M. Tellez	$12,500	$ 74,776	$25,208	$112,484
Former Director				
James T. Kelly	$38,750	$ 76,867	$25,890	$141,507

(1) The number of unexercised stock options held by the directors named in the above table as of December 31, 2012 was as follows: Mr. Holster (23,020), Mr. Kelly (54,919), Mr. Miller (34,969), Mr. Mosakowski (51,169), Ms. Rudnick (118,419), Mr. Schwartz (8,119), Dr. Stocker (51,169), Mr. Stowe (129,919) and Ms. Tellez (2,684). The number of restricted stock units outstanding as of December 31, 2012, which includes restricted stock units that the director has deferred under the Director Deferred Compensation Plan, held by the directors named in the above table was as follows: Mr. Holster (13,720), Mr. Kelly (8,119), Mr. Miller (5,096), Mr. Mosakowski (2,075), Ms. Rudnick (5,096), Mr. Schwartz (6,925), Dr. Stocker (2,075), Mr. Stowe (11,790) and Ms. Tellez (2,684). See footnote 2 for information regarding the deferral of these restricted stock units by some of our directors.

(2) Includes the value of fully vested deferred stock units received under our Director Deferred Compensation Plan in lieu of all or a specified portion of the non-employee director's quarterly cash retainer based on the fair market value of the underlying shares on the date the quarterly cash retainer would otherwise have been paid. As a result of his deferral election, for the year ended December 31, 2012, Mr. Stowe received 1,471 deferred stock units with a value of $50,000 and Mr. Schwartz received 734 deferred stock units with a value of $25,000.

(3) On October 5, 2012, Mr. Holster was granted 5,366 restricted stock units, which he elected to defer under the Director Deferred Compensation Plan. Messrs. Kelly, Miller, Mosakowski, Schwartz, and Stowe, Dr. Stocker and Ms. Rudnick, were granted 2,766 restricted stock units. On October 15, 2012, Ms. Tellez, in connection with her appointment to the Board, was granted 2,684 restricted stock units. Pursuant to the Director Deferred Compensation Plan, Messrs. Kelly and Stowe each elected to defer 2,766 restricted stock units and Ms. Rudnick and Messrs. Miller and Schwartz each elected to defer 1,383 restricted stock units. The restricted stock units vest quarterly, with the first quarter vesting on December 31, 2012. The amounts in this column represent the grant date fair value of the restricted stock units granted on October 1, 2012 computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2012 Form 10-K. These amounts do not correspond to the actual value that may be realized by the directors with respect to these awards.

(4) On October 5, 2012, Mr. Holster was granted a non-qualified stock option to purchase 5,366 shares of common stock. Messrs. Kelly, Miller, Mosakowski, Schwartz and Stowe, Dr. Stocker and Ms. Rudnick, were each granted a non-qualified stock option to purchase 2,776 shares of common stock. On October 15, 2012, Ms. Tellez, in connection with her appointment to the Board, was granted a non-qualified stock option to purchase 2,684 shares of common stock. The stock options vest quarterly, with the first quarter vesting on December 31, 2012. The amounts in this column represent the grant date fair value of that stock option grant computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2012 Form 10-K. These amounts do not correspond to the actual value that may be realized by the directors with respect to these awards.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2012, the members of our Compensation Committee were Richard H. Stowe, William F. Miller III (from October 2010 to March 2012) and James T. Kelly (from December 2002 to March 2013). Daniel N. Mendelson joined the Compensation Committee in February 2013. Mr. Miller served as the Chief Executive Officer of the Company from October 2000 to April 2005 and as an officer of the Company through December 2007. None of Messrs. Stowe, Kelly or Mendelson has ever been an officer or employee of the Company. None of the current or prior members of the Compensation Committee had a related person transaction involving the Company during the year ended December 31, 2012. During 2012, none of our executive officers (i) served as a member of the board of directors or compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Compensation Committee or (ii) served as a member of the compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Board of Directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2012. For additional information about our equity compensation plans see Note 10 of the Notes to Consolidated Financial Statements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders[1]	4,336,611	$15.60	9,138,398
Equity compensation plans not approved by shareholders[2]	205,000	$ 6.17	—
HDI plans not approved by shareholders[3]	491,606	$13.53	187,092
Total	5,033,217		

(1) This includes stock options to purchase common stock granted under our 1999 Long-Term Incentive Stock Plan or 1999 Plan and the 2006 Stock Plan and restricted stock awards and restricted stock units granted under the 2006 Stock Plan.

(2) Stock options outstanding under plans not approved by the shareholders include: (i) 25,000 options granted in September 2006 to four former senior executives of Benefits Solutions Practice Area, or BSPA, in connection with their joining us, (ii) 180,000 options granted in July 2007 to Walter D. Hosp, our EVP, Chief Financial and Administrative Officer, under the terms of his employment agreement.

(3) Includes stock options to purchase common stock granted under the HDI 2011 Stock Plan, which was assumed in connection with our acquisition of HDI.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 15, 2013 by (i) each of our non-employee directors, (ii) Messrs. Lucia, Hosp and Curtin and Mses. Benko and Perrin, whom we refer to as our Named Executive Officers, (iii) all of our directors and current executive officers as a group and (iv) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which an entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual has the right to acquire as of June 14, 2013 (60 days after April 15, 2013) through the exercise of stock options. Beneficial ownership includes all shares of restricted stock held by an entity or individual, whether or not vested, but excludes options or other rights vesting after June 14, 2013.

Percentage of beneficial ownership is based on 87,569,679 shares of common stock outstanding as of April 15, 2013. For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such entity or individual by the sum of the shares of common stock outstanding on April 15, 2013 and the number of shares of common stock that such entity or individual had the right to acquire as of June 14, 2013.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o HMS Holdings Corp., 5615 High Point Drive, Irving, TX 75038.

	Shares Beneficially Owned				
Name of Beneficial Owner	Shares	Vested Deferred Stock Units[1]	Stock Awards	Shares Acquirable Within 60 Days[2]	Percent (%)
Directors					
Robert M. Holster[3]	407,974	11,036	—	31,372	*
William C. Lucia	216,865	—	23,985[4]	511,539	*
Daniel N. Mendelson	650	—	—	1,300	*
William F. Miller[5]	157,358	3,366	—	36,951	*
William S. Mosakowski	45,235	—	—	49,785	*
Ellen A. Rudnick	12,369	3,366	—	101,901	*
Bart M. Schwartz	7,117	5,581	—	12,316	*
Michael A. Stocker	6,735	—	—	49,785	*
Richard H. Stowe	—	11,178	—	139,713	*
Cora M. Tellez	1,972	443	—	1,785	*
Named Executive Officers					
Andrea Benko	—	—	—	14,875	*
Sean Curtin	—	—	—	—	*
Walter D. Hosp	77,993	—	19,188[6]	327,457	*
Maria Perrin	—	—	23,985[7]	105,915	*
All current directors and executive officers as a group (21 persons)[8]	1,028,963	34,970	81,549	1,706,579	*

(*) Less than 1% of outstanding shares

(1) Reflects the number of vested deferred stock units credited, as of April 15, 2013, to the account of each non-employee Director participating in the Company's Director Deferred Compensation Plan. Unvested deferred stock units do not have voting power and are payable solely in shares of Company common stock upon the termination of a director's service as a member of the Board for any reason.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable at April 15, 2013 or within 60 days thereafter under the Company's 2006 Stock Plan and the number of shares underlying restricted stock units that are not subject to outstanding performance conditions and vest within 60 days of April 15, 2013.

(3) Includes 6,000 shares of common stock held by Mr. Holster's spouse and 200,000 shares held in an irrevocable trust for the benefit of Mr. Holster's children and grandchildren. Mr. Holster's spouse is trustee of the trust. Mr. Holster disclaims beneficial ownership of the shares held by the trust.

(4) Includes 23,985 restricted stock awards granted on February 19, 2009, which will vest on February 19, 2014.

(5) Includes 12,000 shares of common stock owned by members of Mr. Miller's family. Mr. Miller disclaims beneficial ownership of the shares of common stock held by his family.

(6) Includes 1,000 shares of common stock jointly owned by Mr. Hosp and his spouse and 19,188 restricted stock awards granted on February 19, 2009, which will vest on February 19, 2014.

(7) Includes 23,985 restricted stock awards granted on February 19, 2009, which will vest on February 19, 2014.

(8) Consists of: All the Named Executive Officers, Directors, and Mses. Dragonetti, Lalani, Marshall, Nustad, South and Wagner and Mr. Singh.

Based on review of filings with the Securities and Exchange Commission and review of shareholders of record, we have determined that the following entities hold more than 5% of our outstanding shares of common stock.

Name	Shares	Percent of Class
T. Rowe Price Associates, Inc.[1]	10,687,858	12.2%
BlackRock, Inc.[2]	6,463,125	7.44%
William Blair & Co.[3]	9,595,912	11.04%
The Vanguard Group[4]	4,787,166	5.50%

(1) In a Schedule 13G/A filed with the SEC on February 7, 2013, T. Rowe Price Associates, Inc., a registered investment adviser ("Price Associates"), filing jointly with T. Rowe Price New Horizons Fund, Inc., a registered investment company ("Price New Horizons Fund") reported that Price Associates and Price New Horizons Fund beneficially own an aggregate of 10,687,858 shares, of which Price Associates has sole voting power over 1,922,831 shares and sole dispositive power over 10,687,858 shares and Price New Horizons Fund has sole voting power over 4,873,300 shares. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates, not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by New Horizons Fund, only State Street Bank and Trust Company, as custodian, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid. Price Associates' principal business address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2) In a Schedule 13G/A filed with the SEC on February 8, 2013, BlackRock, Inc. reported it has sole voting and dispositive power over 6,463,125 shares of our common stock. The Schedule 13G/A was filed on BlackRock's behalf and on behalf of its subsidiaries, BlackRock Advisors, LLC; BlackRock Investment Management, LLC; BlackRock Asset Management Australia Limited; BlackRock Asset Management Canada Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock International Limited; BlackRock Institutional Trust Company, N.A.; BlackRock Japan Co. Ltd and BlackRock Investment Management (UK) Limited. BlackRock's principal business address is 40 East 52nd Street, New York, NY 10022.

(3) In a Schedule 13G/A filed with the SEC on February 4, 2013, William Blair & Co. reported it has sole voting and dispositive power over 9,595,912 shares of our common stock. William Blair's principal business address is 222 W. Adams, Chicago, IL 60606.

(4) In a Schedule 13G filed with the SEC on February 13, 2013, The Vanguard Group reported it beneficially owns 4,787,166 shares, of which it has sole voting power over 120,998 shares, sole dispositive power over 4,670,068 shares and shared dispositive power over 117,098 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 117,098 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 3,900 shares as a result of its serving as investment manager of Australian investment offerings. The Vanguard Group's principal business address is 100 Vanguard Blvd., Malvern, PA 19355.

Item 13. Certain Relationships and Related Transactions and Director Independence.

(a) Public Consulting Group, Inc.

William C. Mosakowski, one of our directors, is the President, Chief Executive Officer, controlling stockholder and a member of the Board of Directors of Public Consulting Group, Inc., or PCG. Since our acquisition of Benefits Solutions Practice Area (BSPA) in 2006, we have entered into subcontractor agreements with PCG, pursuant to which we provide cost containment services. In February 2013, we further amended and extended our Master Teaming and Non-Compete Agreements with PCG, first entered into in September 2006, and (ii) Supplementary Medicaid RAC Contract Teaming and Confidentiality with PCG, first entered into in July 2011.

Under the terms of the Amended Teaming Agreement the companies (i) are each obligated to use best efforts to make the other its exclusive subcontractor for certain services, (ii) have agreed to work together to prepare and submit bids on certain projects and (iii) have each agreed to use commercially reasonable efforts to identify and promote cross-selling opportunities for the other. In addition, we have each agreed to a non-compete provision with respect to specific services (excluding ongoing or pre-established projects or contracts) designated in the Amended Teaming Agreement as exclusive to the other in certain identified markets. Under the terms of the Supplemental RAC Agreement, we have each agreed to use our best efforts to work in partnership to secure Medicaid RAC services contracts and to involve the other party in the scope of work under any future RAC contract won by the first company as a prime contractor. In addition, we have agreed to take certain measures to promote or facilitate the potential inclusion of PCG in RAC work under contracts that we have already secured.

For the year ended December 31, 2012, we recognized $0.6 million in revenue and had $0.3 million in outstanding accounts receivables under subcontractor agreements with PCG.

In connection with the BSPA acquisition, we entered into an Intercompany Services Agreement (ISA) with PCG to allow each party to perform services for the other, such as information technology support and contractual transition services. Services performed under the ISA are billed at pre-determined rates specified in the ISA. For the year ended December 31, 2012 services rendered by PCG under the ISA were valued at approximately $58,000 and the services we rendered to PCG were valued at approximately $41,000.

The Audit Committee has reviewed and approved the transactions involving Mr. Mosakowski.

(b) Family Relationships

William S. Benko, the spouse of Andrea Benko, an Executive Vice President of the Company and President of our wholly-owned subsidiary HDI, served as a Corporate Vice President of the Company and Senior Vice President of HDI since our acquisition of HDI in December 2011 until his resignation, which was effective April 2013.

In connection with the HDI acquisition, we entered into an at-will employment agreement dated December 16, 2011 with Mr. Benko, subject to certain notice and/or severance provisions. Under the terms of this agreement, Mr. Benko received an annualized base salary of $200,000 and was eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by his supervisor in her sole discretion on the basis of such performance-based or other criteria as he/she determines appropriate. Under the terms of the agreement, Mr. Benko had a target bonus of 40% of his base salary and received a bonus of $100,000 for 2012 service.

On October 5, 2012, Mr. Benko was granted a non-qualified stock option to purchase 7,531 shares of our common stock at a purchase price per share of $27.79 (the closing price of our common stock on the NASDAQ Global Select Market on that date) and 845 restricted stock units.

Mr. Benko also entered into a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement with us, substantially in the same form as the agreement entered into by our Named Executive Officers, but which included a two-year (from the date of our acquisition of HDI) noncompetition and nonsolicitation agreement.

The terms of Mr. Benko's employment were approved by the Board in connection with our acquisition of HDI and were reviewed again in 2012 by the Audit Committee.

(c) Review and Approval of Related Person Transactions

The Audit Committee's Charter provides that the Audit Committee shall review all related person transactions on an ongoing basis and that all such transactions must be approved by the Audit Committee.

Our Board of Directors has adopted a written Related Person Transaction Approval Policy that is administered by the Audit Committee. The policy applies to our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," and governs the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. We refer to such a transaction, arrangement or relationship as a "related person transaction."

A related person must notify the Corporate Secretary of any plan to enter into or continue any transaction that could be a related person transaction. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. The policy also provides that if the Corporate Secretary determines that the advance approval of the related person transaction is not practicable, the Corporate Secretary must present it to the Audit Committee for ratification at its next meeting or may present the transaction to the Chairman of the Audit Committee for approval, subject to ratification by the Audit Committee at its next meeting. Under the policy, any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. The Audit Committee will review and consider such information regarding the related person transaction as it deems appropriate under the circumstances.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. In connection with approving a related person transaction, the Audit Committee may impose any conditions on the transaction that it deems appropriate.

If we become aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Audit Committee. The Audit Committee then evaluates all options available, including ratification, revision or termination of such transaction.

Board Determination of Independence

Under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Marketplace Rules"), a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on its review of the applicable independence standards and answers to annual questionnaires completed by the directors, our Board of Directors has determined that each of Mses. Rudnick and Tellez, Messrs. Kelly (who resigned from the Board in February 2013), Mendelson, Miller, Schwartz and Stowe and Dr. Stocker is an "independent director" as defined under the NASDAQ Marketplace Rules.

The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Compliance Committee and Nominating & Governance Committee, each of which is composed entirely of independent directors, as defined under the NASDAQ Marketplace Rules.

Item 14. Principal Accounting Fees and Services.

Fees of Independent Registered Public Accountants during Fiscal Years 2012 and 2011

In addition to retaining KPMG LLP or KPMG to audit our financial statements, from time to time, we engage KPMG to perform other services. The following table sets forth the aggregate fees billed by KPMG in connection with the services rendered during the past two fiscal years. All fees set forth below were approved by the Audit Committee of the Board of Directors.

Type of Fee	2012	2011
Audit Fees[(1)]	$644,200	$510,000
Tax Fees[(2)]	236,945	254,449
All Other Fees[(3)]	—	136,200
Total Fees for Services Provided	**$881,145**	**$900,649**

(1) Audit fees represent fees for professional services rendered for the audit of our consolidated financial statements, review of interim financial statements and services normally provided by the independent registered public accounting firm in connection with regulatory filings, including registration statements.

(2) Represents fees for tax services, including tax compliance, tax advice and tax planning provided during the ordinary course of operations.

(3) Represents fees related to KPMG's review of the acquisition of HDI Holdings, Inc. in 2011.

The Audit Committee pre-approved all of the above audit, audit-related, tax and other services of KPMG, as required by the pre-approval policy described below.

Audit Committee Pre-Approval Policies and Procedures

In accordance with its Charter, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to the annual engagement of our independent registered public accounting firm, the Audit Committee pre-approves all services to be provided. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services. In such circumstances, our senior management seeks approval of the non-audit services that it recommends the Audit Committee engage the independent registered public accounting firm to provide for the fiscal year. A budget, estimating the specific non-audit service spending for the fiscal year, will be provided to the Audit Committee along with the request. The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HMS Holdings Corp.
(Registrant)

By: /s/ WILLIAM C. LUCIA

William C. Lucia
Chief Executive Officer
(Principal Executive Officer and Duly Authorized Officer)

Date: April 30, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to the Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT M. HOLSTER Robert M. Holster	Chairman, Board of Directors	April 30, 2013
/s/ WILLIAM C. LUCIA William C. Lucia	Chief Executive Officer, Director (Principal Executive Officer)	April 30, 2013
/s/ WALTER D. HOSP Walter D. Hosp	Chief Financial Officer (Principal Financial Officer)	April 30, 2013
/s/ JOSEPH M. DONABAUER Joseph M. Donabauer	Vice President & Controller (Principal Accounting Officer)	April 30, 2013
/s/ DANIEL N. MENDELSON Daniel N. Mendelson	Director	April 30, 2013
/s/ WILLIAM F. MILLER III William F. Miller III	Director	April 30, 2013

Signatures	Title	Date
/s/ WILLIAM S. MOSAKOWSKI William S. Mosakowski	Director	April 30, 2013
/s/ ELLEN A. RUDNICK Ellen A. Rudnick	Director	April 30, 2013
/s/ BART M. SCHWARTZ Bart M. Schwartz	Director	April 30, 2013
/s/ MICHAEL A. STOCKER Michael A. Stocker, M.D.	Director	April 30, 2013
/s/ RICHARD H. STOWE Richard H. Stowe	Director	April 30, 2013
/s/ CORA M. TELLEZ Cora M. Tellez	Director	April 30, 2013

HMS Holdings Corp. and Subsidiaries
Exhibit Index

Exhibit Number	Description
10.1†	Letter Agreement, dated April 30, 2013, by and between William C. Lucia and HMS Holdings Corp.
31.3	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.4	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer of HMS Holdings Corp., as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

† Indicates a management contract or compensatory plan, contract or arrangement

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Board of Directors:

Robert M. Holster
Chairman of the Board
HMS Holdings Corp.

William C. Lucia
President and Chief Executive Officer
HMS Holdings Corp.

Daniel N. Mendelson
Chief Executive Officer
Avalere Health

William F. Miller III
Partner, Highlander Partners and former Chairman and CEO, HMS Holdings Corp.

William S. Mosakowski
President, CEO and Director
Public Consulting Group, Inc.

Ellen A. Rudnick
Executive Director
Polsky Center for Entrepreneurship
University of Chicago Booth School of Business

Bart M. Schwartz
Chairman and Chief Executive Officer
SolutionPoint International LLC

Michael A. Stocker, M.D.
Private Investor and former CEO
Empire Blue Cross Blue Shield

Richard H. Stowe
General Partner
Health Enterprise Partners LLP

Cora M. Tellez
President and Chief Executive Officer
Sterling HSA

Executive Officers:

William C. Lucia
President and Chief Executive Officer
HMS Holdings Corp.

Walter D. Hosp
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Andrea Benko
Executive Vice President and President of HDI

Semone Wagner
Executive Vice President, Operations

Christina Dragonetti
Executive Vice President and Chief Development Officer

Jzaneen Lalani
Senior Vice President, Chief Corporate Counsel and Corporate Secretary

Edith Marshall
Senior Vice President and Chief Counsel

Cynthia Nustad
Senior Vice President and Chief Information Officer

Maria Perrin
Executive Vice President and Chief Marketing Officer

Ronald Singh
Executive Vice President of Commercial Markets

Tracy South
Senior Vice President, Human Resources

Corporate Headquarters:
5615 High Point Drive
Irving, TX 75038
Tel. 214.453.3000
Fax. 214.453.3023

Other Offices:
Albany, NY
Alhambra, CA
Anchorage, AK
Atlanta, GA
Austin, TX
Baltimore, MD
Boise, ID
Buffalo, NY
Charleston, WV
Charlestown, MA
Columbia, SC
Culver City, CA
Denver, CO
East Windsor, NJ
Frankfort, KY
Indianapolis, IN
Irvine, CA
Irving, TX
Jeffersonville, IN
Jackson, MS
Las Vegas, NV
Mercerville, NJ
Miramar, FL
New York, NY
Omaha, NE
Orlando, FL
Phoenix, AZ
Raleigh, NC
Reno, NV
Richmond, VA
Sacramento, CA
Santa Fe, NM
Tallahassee, FL
Topeka, KS
Washington, DC
Westerville, OH
Windsor, CT

Form 10-K Report/Quarterly Reporting
The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is included as part of this Annual Report. Copies of the Company's quarterly earnings results and additional copies of the Form 10-K are available on the Internet at http://investor.hms.com/sec.cfm or upon request from our Office of Investor Relations, telephone 212.857.5986.

Stock Registrar and Transfer Agent
Common stock of HMS Holdings Corp. is traded on the NASDAQ Stock Exchange under the symbol HMSY. Questions with regard to registered shares of HMSY should be sent in writing to: Broadridge Corporate Issuer Solutions, 1717 Arch Street, Suite 1300 Philadelphia, PA 19103. Phone: (855) 418-5059. Email: shareholder@broadridge.com.

HMS • Holdings • Corp.

5615 High Point Drive
Irving, Texas 75038

Dear Shareholder:

On behalf of the Board of Directors and management, we cordially invite you to attend our Annual Meeting of Shareholders to be held on Wednesday, July 10, 2013, beginning at 10:00 a.m., Central Daylight Time, at the Marriott Dallas Las Colinas, located 223 W Las Colinas Blvd., Irving, TX 75039. The formal Notice of Annual Meeting is set forth in the enclosed material.

Details regarding admission to the meeting and the business to be conducted are described in the accompanying Notice of Annual Meeting and Proxy Statement.

This year we are pleased to be again using the U.S. Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our shareholders a notice instead of a paper copy of this Proxy Statement and our 2012 Form 10-K. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how shareholders who receive the notice can also request a paper copy of our proxy materials, including this Proxy Statement, our 2012 Form 10-K and a form of proxy card or voting instruction card. All shareholders who do not receive a notice will receive a paper copy of the proxy materials by mail. We believe that this process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that your views be represented, whether or not you are able to attend the Annual Meeting. You may vote in person at the Annual Meeting, by proxy over the Internet or by telephone, or if you received a paper copy of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction card. Voting over the Internet, by telephone or by written proxy or voting instruction card will ensure your representation at the Annual Meeting regardless of whether you attend in person.

We appreciate your investment in HMS Holdings Corp. and look forward to seeing you at the Annual Meeting.

Sincerely,



Walter D. Hosp
Chief Financial Officer & Chief Administrative Officer

May 22, 2013

2013 Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

Annual Meeting of Shareholders

Time and Date:	10:00 a.m. CDT, Wednesday, July 10, 2013
Place:	Marriott Dallas Las Colinas, located at 223 W Las Colinas Blvd., Irving, TX 75039
Record Date:	May 21, 2013
Voting:	Shareholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Voting Matters

Proposal No.	Matter	Board Vote Recommendation	For More Detail, See
1	Reincorporation in Delaware	For	Page 51
2	Election of Directors	For Each Director Nominee	Page 66
3	Advisory Approval of Executive Compensation	For	Pages 23 and 71
4	Ratification of KPMG LLP as Independent Registered Public Accounting Firm for 2013	For	Page 73

Summary Information on Proposals

Proposal 1: Reincorporation in Delaware

We are asking our shareholders to consider and vote upon a proposal to change our state of incorporation from New York to Delaware (the "Reincorporation") pursuant to an Agreement and Plan of Merger by and between us and our wholly-owned subsidiary, HMS Holdings Corp., a Delaware corporation (the "Delaware Corporation"). The Delaware Corporation would be the surviving corporation following the Reincorporation and will not have engaged in any activities prior to the Reincorporation except in connection with the Reincorporation.

Vote Required: The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to approve changing our state of incorporation from New York to Delaware.

Proposal 2: Election of Directors

We are asking our shareholders to elect Messrs. Mendelson, Miller and Stowe and Mses. Rudnick and Tellez to the Board of Directors for a term expiring on the date of our 2015 Annual Meeting of Shareholders, or at such time as their successors have been duly elected and qualified.

The following table provides summary information about each director nominee. Each director nominee attended at least 75% of the meetings of (a) the Board of Directors, and (b) the committees on which the director nominee served.

Both Mr. Mendelson and Ms. Rudnick serve as members of the board of directors of two other public companies.

Name	Age	Director Since	Occupation	Committees	Independent
Daniel N. Mendelson . .	49	2013	CEO of Avalere Health	Compensation Compliance Nominating & Governance	X
William F. Miller III . . .	63	2000	Partner, Highlander Partners	-	X
Ellen A. Rudnick	62	1997	Executive Director, Polsky Center for Entrepreneurship	Audit Compliance Nominating & Governance	X
Richard H. Stowe	69	1989	General Partner of Health Enterprise Partners LLP	Compensation Nominating & Governance	X
Cora M. Tellez	63	2012	President & CEO of Sterling HSA	Audit Nominating & Governance	X

Vote Required: The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to elect each of the five nominees to the Board.

Proposal 3: Advisory Approval of Executive Compensation

We are asking our shareholders for advisory approval of the 2012 compensation for Messrs. Lucia, Hosp and Curtin and Mses. Benko and Perrin (collectively, our "Named Executive Officers") as described in more detail in the Executive Compensation section of this Proxy Statement.

Background

At the 2012 Annual Meeting, approximately 97% of the votes cast on the say-on-pay proposal were in favor of our executive compensation program described in our 2012 Proxy Statement; as a result, the Compensation Committee did not change its approach as it made decisions for 2012.

The objectives of our executive compensation program are to attract, develop, motivate and retain talented executives and to align their interests with those of our shareholders. Our executive compensation program is designed to provide a balance of total compensation opportunities that are competitive with similarly situated companies and reflective of our compensation philosophy of pay for performance.

Executive Compensation Elements

The following table sets forth the key elements of our executive compensation program, their objectives and their relevant terms.

Objective	Form	Terms
Recognizing Skill/Experience/ Responsibilities	Base Salary	Increases must be approved by the Compensation Committee
Promoting and rewarding short-term performance	Annual short-term (cash) incentive compensation	Based on pre-established financial performance objectives, but may be increased or decreased by the Committee based on the attainment of goals relating to strategic objectives or to account for non-recurring items impacting the pre-established performance objectives.
Promoting and rewarding long-term performance	Long-term incentive awards: annual non-qualified stock option grants and periodic restricted stock unit awards	Equity awards that vest based on service and may include performance vesting requirements (e.g. earnings per share growth).

2012 Financial Performance

For the full year 2012 we reported:

- revenue of $473.7 million, a 30.2% increase over 2011 revenue of $363.8 million
- net income of $50.5 million, a 5.7% increase over 2011 net income of $47.8 million
- fully diluted GAAP earnings per share (EPS) of $0.57, a 3.6% increase over 2011 EPS and adjusted EPS of $0.86, a 30.3% increase over 2011 adjusted EPS of $0.86
- adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $160.2 million, a 42.6% increase over 2011 adjusted EBITDA of $112.3 million
- our stock price decreased 17% for the one-year period ending December 31, 2012 and increased 49% for the three-year period ended December 31, 2012

Compensation Committee: 2012 Decisions

The Compensation Committee made the following decisions with respect to the compensation of our Named Executive Officers, Messrs. Lucia, Hosp and Curtin and Mses. Benko and Perrin, in consultation with the Compensation Committee's independent consultant, Frederic W. Cook & Co., Inc. (FWC):

- In mid-2012, the Compensation Committee undertook, with the assistance of FWC, a competitive review of executive compensation. Consistent with prior reviews, the Compensation Committee maintained, as a general reference point for reviewing compensation, a total target direct compensation package for the Named Executive Officers at between the median and the 75th percentile of the levels paid to similarly situated executives in our peer group, reserving flexibility to vary from this positioning. The review evaluated the three key components of our executive compensation program and based on this review, the Compensation Committee made the following determinations:

  - Our Named Executive Officers' base salaries and the structure of our short-term (cash) incentive program were not changed for 2012 and long-term incentive compensation for 2012 was granted using the same dollar value of each Named Executive Officer's 2011 grant as a basis for determining the number of stock options granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin).

- In October 2012, the Committee granted annual long-term incentive awards to our Named Executive Officers, which brought target total direct compensation for Messrs. Lucia and Curtin and Mses. Benko and Perrin to between the 25th percentile and the median for the 2012 Peer Group (as defined on page 26 in the Compensation Discussion and Analysis) and target total direct compensation for Mr. Hosp to between the median and the 75th percentile for the 2012 Peer Group.

- Annual short-term (cash) incentive compensation earned in 2012 by the Named Executive Officers was determined in March 2013. For 2012, we did not achieve our Company financial target and with the exception of Ms. Benko, none of the other Named Executive Officers achieved the financial target for their respective business unit. As a result, only Ms. Benko received short-term (cash) incentive compensation for 2012.

Vote Required: The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to approve, on an advisory basis, the compensation of our Named Executive Officers as reported in this Proxy Statement.

Proposal 4: Ratification of KPMG LLP as Independent Registered Public Accounting Firm for 2013

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm for 2013. Set forth below is summary information with respect to KPMG's fees for services provided to us in 2012 and 2011.

Type of Fee	2012	2011
Audit Fees(1)	$644,200	$510,000
Tax Fees(2)	236,945	254,449
All Other Fees(3)	-	136,200
Total Fees for Services Provided	**$881,145**	**$900,649**

(1) Audit fees represent fees for professional services rendered for the audit of our consolidated financial statements, review of interim financial statements and services normally provided by the independent registered public accounting firm in connection with regulatory filings, including registration statements.

(2) Represents fees for tax services, including tax compliance, tax advice and tax planning provided during the ordinary course of operations.

(3) Represents fees related to KPMG's review of the acquisition of HDI Holdings, Inc. in 2011.

Vote Required: The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

Deadline for Shareholder Proposals

For inclusion in our proxy statement relating to, and for consideration at, the 2014 Annual Meeting of Shareholders, proposals must be received by January 23, 2014.

Proposals/director candidate nominations to be considered at the 2014 Annual Meeting must be received no earlier than March 12, 2014 and no later than April 11, 2014.

Proposals should be addressed to: Corporate Secretary, HMS Holdings Corp., 5615 High Point Drive, Irving, Texas 75038. Any proposals submitted by shareholders must comply in all respects with (i) the rules and regulations of the SEC, (ii) the provisions of our Certificate of Incorporation, as amended and our Second Amended and Restated By-laws and (iii) applicable New York law.

HMS • Holdings • Corp.

5615 High Point Drive
Irving, Texas 75038

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	10:00 a.m. CDT on Wednesday, July 10, 2013
Place:	Marriott Dallas Las Colinas, located at 223 W Las Colinas Blvd., Irving, TX 75039
Items of Business:	(1) To approve a change of the Company's state of incorporation from New York to Delaware by means of a merger of the Company into a newly formed, wholly owned Delaware subsidiary. (2) To elect as directors the five nominees named in the attached Proxy Statement for a term expiring on the date of our 2015 Annual Meeting of Shareholders, or at such time as their successors have been duly elected and qualified. (3) To approve, on an advisory basis, the 2012 compensation for the Company's named executive officers, as described in this Proxy Statement. (4) To ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. (5) To consider such other business as may properly come before the 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting").
Adjournments and Postponements:	Any action on the items of business described above may be considered at the 2013 Annual Meeting at the time and on the date specified above or at any time and date to which the 2013 Annual Meeting may be properly adjourned or postponed.
Record Date:	You are entitled to vote only if you were a shareholder of the Company as of the close of business on May 21, 2013 (the "Record Date").
Meeting Admission:	You are entitled to attend the 2013 Annual Meeting only if you were a shareholder of the Company as of the close of business on the Record Date or hold a valid proxy for the 2013 Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a shareholder of record, but hold shares through a broker or nominee (*i.e.*, in street name), you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to May 21, 2013 a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If, upon request, you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the 2013 Annual Meeting. Directions to the meeting may be obtained by calling our office at 214.453.3000 or by sending an email to ir@hms.com.

Voting: **Your vote is very important. Whether or not you plan to attend the 2013 Annual Meeting, we encourage you to read the attached Proxy Statement and vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your vote by completing, signing, dating and returning your proxy card or voting instruction card in the pre-addressed envelope provided, or by following the instructions on your proxy card or voting instruction card for voting over the Internet or by telephone. For specific instructions on how to vote, please refer to the "Questions and Answers" section beginning on page 1 of the Proxy Statement.**

By the Order of the Board of Directors,



Walter D. Hosp
Chief Financial Officer & Chief Administrative Officer

May 22, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2013:

This Notice of Annual Meeting and Proxy Statement and our 2012 Annual Report on Form 10-K are available on our website at www.hms.com

TABLE OF CONTENTS

HMS HOLDINGS CORP.

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 10, 2013

QUESTIONS AND ANSWERS

PROXY MATERIALS

Q: Why am I receiving these materials?

A: The Board of Directors, or the Board, of HMS Holdings Corp., a New York corporation (which may be referred to in this Proxy Statement as "we," "us," "our," the "Company," or "HMS"), has made these proxy materials available to you over the Internet or has delivered paper copies of these materials to you in connection with our 2013 Annual Meeting of Shareholders, or the 2013 Annual Meeting, to be held at 10:00 a.m. CDT on Wednesday, July 10, 2013 at the Marriott Dallas Las Colinas, located at 223 W Las Colinas Blvd., Irving, TX 75039, and at which certain matters will be voted on. When we ask for your proxy with respect to these items of business, we must provide you with a Proxy Statement that contains certain information specified by law.

As a shareholder, you are invited to attend the 2013 Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement.

This Proxy Statement and the notice about the Internet availability of our proxy materials, as applicable, are being mailed on or about May 23, 2013 to shareholders entitled to vote at the 2013 Annual Meeting.

Q: What information is contained in this Proxy Statement?

A: The information included in this Proxy Statement relates to the proposals to be voted on at the 2013 Annual Meeting, the voting process, our Board and Board committees, the compensation of our directors and executive officers, beneficial ownership of the Company, and certain other required information.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: We are pleased to be again using the U.S. Securities and Exchange Commission, or the SEC, rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our shareholders a notice about the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All shareholders receiving the notice will have the ability to access the proxy materials over the Internet and to request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or how to request a paper copy may be found in the notice. In addition, the notice contains instructions on how you may opt to receive future proxy materials in printed form by mail.

Q: How can I access the proxy materials over the Internet?

A: This Proxy Statement and our 2012 Annual Report are available at www.proxyvote.com, which does not have "cookies" that identify visitors to the site.

Your notice about the Internet availability of the proxy materials, proxy card or voting instruction card will contain instructions on how to view our proxy materials on the Internet.

Q: ***What should I do if I receive more than one notice about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?***

A: You may receive more than one notice, paper copy of the proxy materials, proxy card or voting instruction card. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice or a separate voting instruction card for each brokerage account in which you hold shares, or, if you are a shareholder of record and your shares are registered in more than one name, you may receive more than one notice or more than one proxy card.

To vote all of your shares by proxy, you must vote the shares represented by each notice that you receive, unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices, in which case, you must complete, sign, date and return each proxy card and voting instruction card that you receive or follow the directions to vote these shares over the Internet or by telephone.

Q: ***How may I obtain a paper copy of the proxy materials?***

A: Instructions about how to obtain a paper copy of the proxy materials is provided on the notice of Internet availability.

Q: ***I share an address with another shareholder, and we received only one notice of Internet availability of the proxy statement or only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?***

A: If you share an address with another shareholder, you may receive only one notice of Internet availability of the proxy statement or only one set of proxy materials, unless you have provided contrary instructions.

If you wish to receive a separate set of proxy materials now, please request the additional copy by contacting our transfer agent, Broadridge Corporate Issuer Solutions, Inc. ("Broadridge") at 1.800.542.1061. Alternatively, you can write to Broadridge at:

51 Mercedes Way
Edgewood, New York 11717
Attention: Householding Department

All shareholders may also write to us at the address below to request a separate copy of these materials:

HMS Holdings Corp.
Attn: Investor Relations
5615 High Point Drive
Irving, Texas 75038
Email: ir@hms.com
Telephone: 214.453.3000

Q: ***How may I obtain a copy of HMS's 2012 Form 10-K and other financial information?***

A: Shareholders may request a free copy of our 2012 Form 10-K by contacting us at the address/ phone number listed in the answer to the prior question. We also will furnish any exhibits to the 2012 Form 10-K if specifically requested.

Alternatively, shareholders can access the 2012 Form 10-K and other financial information under the Investor Relations tab on our website at www.hms.com.

ANNUAL MEETING INFORMATION

Q: How can I attend the 2013 Annual Meeting?

A: You are entitled to attend the 2013 Annual Meeting only if you were a shareholder of record of our common stock as of the close of business on the Record Date or you hold a valid proxy for the 2013 Annual Meeting. You should be prepared to present photo identification for admittance. A list of shareholders eligible to vote at the 2013 Annual Meeting will be available for inspection at the 2013 Annual Meeting and for a period of ten days prior to the 2013 Annual Meeting, during regular business hours, at our principal executive office, which is located at 5615 High Point Drive, Irving, Texas 75038.

If you are not a shareholder of record, but hold shares through a broker or nominee (*i.e.*, in street name), you should provide proof of beneficial ownership as of the Record Date, such as your most recent account statement dated prior to May 21, 2013 a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If, upon request, you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the 2013 Annual Meeting.

The 2013 Annual Meeting will begin promptly at 10:00 a.m. CDT. Check-in will begin at 9:30 a.m. CDT and you should allow ample time for the check-in procedures.

Q: How many shares must be present or represented to conduct business at the 2013 Annual Meeting?

A: Holders of a majority of our shares common stock entitled to vote must be present in person or represented by proxy at the 2013 Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. You are part of the quorum if you have voted by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum. Broker non-votes are shares held in "street name" by brokers who are present in person or represented by proxy at a meeting, but who have not received a voting instruction on a particular item or matter on behalf of the customers who actually own our shares and the item or matter is not within the broker's discretionary authority to vote. See *"What if I am a beneficial shareholder and I do not give the nominee voting instructions?"* on page 6 for more information.

Q: What if a quorum is not present at the 2013 Annual Meeting?

A: If a quorum is not present in person or represented by proxy at the 2013 Annual Meeting, the shareholders present or represented at the meeting and entitled to vote, although less than a quorum, or if no shareholder is present, any officer entitled to preside or to act as secretary of such meeting, may adjourn the 2013 Annual Meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken and no other notice will be given, unless the adjournment is for more than 30 days from the date of the original meeting or a new record date is set for the adjourned meeting, in which case, a notice of the adjourned meeting shall be given to each shareholder entitled to vote at the meeting.

VOTING INFORMATION

Q: What are the voting rights of the Company's holders of common stock?

A: Each outstanding share of the Company's common stock on the Record Date will be entitled to one vote on each matter considered at the meeting.

Q: Who is entitled to vote at the 2013 Annual Meeting?

A: Only shareholders of record at the close of business on May 21, 2013, are entitled to vote at the 2013 Annual Meeting. We refer to this date as our Record Date.

You may vote all shares of HMS's common stock owned by you as of the Record Date, including (i) shares that are held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker, trustee or other nominee, such as a bank.

On the Record Date, we had 87,704,119 shares of common stock issued and outstanding.

Q: What items of business will be voted on at the 2013 Annual Meeting?

A: The items of business scheduled to be voted on at the 2013 Annual Meeting are:

(1) To approve a change of the Company's state of incorporation from New York to Delaware by means of a merger of the Company into a newly formed, wholly owned Delaware subsidiary.

(2) To elect as directors the five nominees named in this Proxy Statement for a term expiring on the date of our 2015 Annual Meeting of Shareholders, or at such time as their successors have been duly elected and qualified.

(3) To approve, on an advisory basis, the 2012 compensation for the Company's named executive officers.

(4) To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

We will also consider other business that properly comes before the 2013 Annual Meeting.

Q: How does the Board recommend that I vote?

A: Our Board recommends that you vote your shares "FOR" the change of our state of incorporation from New York to Delaware, "FOR" the nominees to the Board named in Proposal Two; "FOR" the advisory approval of the Company's 2012 executive compensation; and, "FOR" the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the 2013 Fiscal Year.

Q: Assuming there is a proper quorum of shares represented at the meeting, how many shares are required to approve the proposals being voted upon in this Proxy Statement?

A: The table below reflects the vote required in accordance with the laws of New York State, our Amended and Restated Certificate of Incorporation, and our Second Amended and Restated By-laws, as applicable.

Proposal Number	Matter	Vote required	Is broker discretionary voting allowed?
One	Reincorporation	Majority of votes cast	No
Two	Elect Directors	Majority of votes cast	No
Three	Advisory Approval of Executive Compensation*	Majority of votes cast	No
Four	Ratify the selection of KPMG LLP	Majority of votes cast	Yes

*Advisory and non-binding. Please see Proposal Three on page 71 for more information regarding the effect of your vote.

With respect to Proposal Two, a nominee will be elected as a Director if he or she receives a majority of the votes cast at the Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a nominee's election exceeds the number of votes cast "against" that nominee's election.

Approval of each of the other proposals requires the affirmative vote of a majority of the votes cast on that proposal at the annual meeting.

Q: What if a Director nominee does not receive a majority of the votes cast?

A: If an incumbent Director who has been nominated for re-election fails to receive a majority of the votes cast in an uncontested election "for" his/her re-election, New York law provides that the Director continues to serve as a Director in a hold-over capacity. The Company has adopted a Board Resignation Policy that requires each incumbent nominee to submit an irrevocable contingent resignation letter that will be effective upon (i) his/her failure to receive the required vote at the next annual meeting at which he/she faces re-election and (ii) Board acceptance of such resignation. Therefore, if a nominee fails to receive the required vote for re-election, our Nominating & Governance Committee will act on an expedited basis to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects the Director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating & Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Board of Directors will publicly disclose its decision and rationale within a reasonable time period following certification of the election results. If a Director's resignation is accepted by the Board of Directors, the Board may fill the vacancy or decrease the size of the Board.

Q: Are abstentions and broker non-votes counted as "votes cast"?

A: No. Under the laws of New York, our state of incorporation, "votes cast" at a meeting of shareholders by the holders of shares entitled to vote determine the outcome of the matter subject to vote. Abstentions and broker non-votes will not be considered "votes cast" based on current state law requirements and our Second Amended and Restated By-laws. Therefore, with respect to Proposals One through Three, abstentions and broker non-votes, if any, will not be counted either for or against these proposals. Whereas, with respect to Proposal Four, abstentions and broker non-votes, if any, will have the same effect as a vote "against" this proposal.

Q: What if I sign and return my proxy without making any decisions?

A: If you sign and return your proxy without making any selections, your shares will be voted "FOR" Proposals One, Three and Four and "FOR" the five nominees to the Board. If other matters properly come before the Annual Meeting, William C. Lucia, our President and Chief Executive Officer, and Walter D. Hosp, our Chief Financial Officer and Chief Administrative Officer, the persons named as proxy holders, will have the authority to vote on those matters for you at their discretion. As of the date of this Proxy Statement, we are not aware of any matters that will come before the Annual Meeting other than those disclosed in this Proxy Statement.

Q: What if I am a beneficial shareholder and I do not give the nominee voting instructions?

A: If you are a beneficial shareholder and your shares are held in the name of a broker, the broker is bound by the rules of the New York Stock Exchange (NYSE) regarding whether or not it can exercise discretionary voting power for any particular proposal if the broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. If the broker does not vote on a particular proposal because that broker does not have discretionary voting power, this is referred to as a "broker non-vote." Broker non-votes will be considered as present for purposes of determining a quorum.

The approval of a change to the Company's state of incorporation from New York to Delaware (Proposal One), the election of directors (Proposal Two) and the advisory approval of the Company's 2012 executive compensation (Proposal Three) are considered "non-routine" matters under the applicable rules of the NYSE, so your broker cannot vote on these matters without your voting instructions. Your broker is permitted to vote your shares on the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013 (Proposal Four), even if your broker does not receive voting instructions from you, because this matter is considered "routine" under the applicable rules of the NYSE.

Q: What happens if a nominee is unable to stand for election?

A: If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or designate a substitute nominee. If a substitute nominee is selected, the proxy holders, Messrs. Lucia and Hosp, intend to vote your shares for the substitute nominee.

Q: What happens if additional matters are presented at the 2013 Annual Meeting?

A: Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the 2013 Annual Meeting. If you grant a proxy, the persons named as proxy holders, Messrs. Lucia and Hosp, will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2013 Annual Meeting.

Q: What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

A: Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. We have summarized below some of the distinctions between being a shareholder of record and being a beneficial owner.

Shareholder of Record

If your shares are registered directly in your name, or as a joint holder, with our transfer agent, Broadridge, you are considered, with respect to those shares, the shareholder of record. As a shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the 2013 Annual Meeting.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the 2013 Annual Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the 2013 Annual Meeting. Your broker, trustee or nominee has provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q: How can I vote?

A: Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the 2013 Annual Meeting.

By Internet: Go to www.proxyvote.com and follow the instructions there. You will need the 12 digit number included on your proxy card, voter instruction card or notice.

By telephone: Dial the phone number on your proxy card or notice. You will need the 12 digit number included on your proxy card, voter instruction card or notice. If you vote by telephone, you do not have to mail in your proxy card. Telephone voting for shareholders of record is available 24 hours a day. Votes submitted by telephone must be received by 11:59 p.m. EDT on July 9, 2013.

If your shares are held in street name in an account at a bank or brokerage firm that participates in a program that offers telephone voting options, upon your request, they will provide you with a voting instruction form that includes instructions on how to vote your shares by telephone.

By mail: If you received a paper copy of a proxy card or voting instruction card, you may submit your proxy by completing, signing and dating the proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

If you received a notice and would like to receive a full set of materials at no charge in paper or e-mail format, you may submit a request through one of the following methods:

- Internet: www.proxyvote.com
- Telephone: 1-800-579-1639
- Email: sendmaterial@proxyvote.com (your email should contain the 12 digit number in the subject line).

In person: Shares held in your name as the shareholder of record may be voted in person at the 2013 Annual Meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares. ***Even if you plan to attend the 2013 Annual Meeting, we recommend that you use one of the methods described above to submit your proxy so that your vote will be counted if you later decide not to attend the 2013 Annual Meeting.***

Participants in the HMS Holdings Corp. 401(k) Plan: In order to have Fidelity Investments vote your shares as you direct, you must timely furnish your voting instructions over the Internet or by telephone by 12:01 a.m. EDT on July 8, 2013, or otherwise ensure that your proxy card is signed, returned and received by such time and date. If instructions are not timely received over the Internet or by telephone, or if your signed proxy card is not returned and received by such time and date, your shares will be voted in accordance with the terms of the HMS Holdings 401(k) Plan.

Q: ***Is my vote confidential?***

A: Proxy cards, ballots and voting instructions and tabulations that identify individual shareholders will be tabulated by Broadridge and will be handled in a manner that protects your voting privacy.

Q: ***How are my votes cast when I submit my proxy over the Internet, by telephone or by mail?***

A: When you submit your proxy over the Internet, by telephone or by signing and returning the proxy card, you appoint Messrs. Lucia and Hosp as your representatives at the 2013 Annual Meeting. Messrs. Lucia and Hosp will vote your shares at the 2013 Annual Meeting as you have instructed. They are also entitled to appoint a substitute to act on their behalf.

Q: ***May I change my vote?***

A: Yes. You may change your vote at any time prior to the vote at the 2013 Annual Meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our

Corporate Secretary prior to your shares being voted, or by attending the 2013 Annual Meeting and voting in person. For your written notice of revocation to be effective, it must be received by our Corporate Secretary at our principal executive offices no later than July 9, 2013. Attendance at the 2013 Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request or if you cast a new vote. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the 2013 Annual Meeting and voting in person. If you are a shareholder of record or if your shares are held in street name and your bank or brokerage firm offers telephone and Internet voting options, you may also change your vote at any time prior to 11:59 p.m. EDT on July 9, 2013 by voting over the Internet or by telephone. If you change your vote, your latest telephone or Internet proxy is counted.

Q: Who will serve as inspector of elections?

A: Broadridge will tabulate votes and a representative of Broadridge will act as inspector of elections.

Q: Who will bear the cost of soliciting votes for the 2013 Annual Meeting?

A: HMS is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees. These individuals will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy materials to shareholders.

Q: Where can I find the voting results of the 2013 Annual Meeting?

A: We intend to announce preliminary voting results at the 2013 Annual Meeting and publish final results on a Form 8-K within four business days of the 2013 Annual Meeting.

Q: What if I have questions for HMS's transfer agent?

A: Broadridge Corporate Issuer Solutions serves as our transfer agent. Broadridge can be reached as follows:

HMS Holdings Corp.
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Telephone Inquiries 855.418.5059, or TTY for hearing impaired: 855.627.5080
Foreign Shareowners: 877.830.4936
Website: http://www.broadridge.com/

shareholder@broadridge.com

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Q: What is the deadline for submitting proposals for inclusion in HMS's proxy statement for the 2014 Annual Meeting of Shareholders?

A: Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, shareholders may present proper proposals for inclusion in our proxy statement relating to, and for consideration at, the 2014 Annual Meeting of Shareholders, or the 2014 Annual Meeting, by submitting their proposals to us in a timely manner. Such proposals will be so included if they are received in writing at our principal executive office no later than January 23, 2014 and if they otherwise comply with the requirements of Rule 14a-8. Proposals should be addressed to: Corporate Secretary, HMS Holdings Corp., 5615 High Point Drive, Irving, Texas 75038.

With regard to any proposal by a shareholder not seeking to have such proposal included in the Proxy Statement, but seeking to have such proposal considered at the 2014 Annual Meeting or seeking to nominate a candidate for Director at the 2014 Annual Meeting, in order for such proposal/ nomination to be considered timely it must be received in writing by the Corporate Secretary at our principal executive offices between March 12, 2014 and April 11, 2014. If a shareholder fails to timely notify us of such proposal, then the persons appointed as proxies may exercise their discretionary voting authority if the proposal is considered at the 2014 Annual Meeting notwithstanding that shareholders have not been advised of the proposal in the Proxy Statement for the 2014 Annual Meeting. Any proposals submitted by shareholders must comply in all respects with (i) the rules and regulations of the SEC, (ii) the provisions of our Certificate of Incorporation, as amended and our Second Amended and Restated By-laws and (iii) applicable New York law.

Q: How may I obtain a copy of HMS Holdings' By-law provisions regarding shareholder proposals and director nominations?

A: You may contact the Corporate Secretary at our principal offices for a copy of the relevant By-law provisions regarding the requirements for making shareholder proposals and nominating director candidates. Our By-laws, as amended, are also available on our website under the "Investor Relations"/"Corporate Governance" tabs or at http://investor.hms.com/governance.cfm.

FURTHER QUESTIONS

Q: Who can help answer my questions?

A: If you have any questions about the 2013 Annual Meeting, you should contact our Corporate Secretary at 214.453.3000.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

Our business affairs are managed under the direction of the Board of Directors in accordance with the New York Business Corporations Law, our Certificate of Incorporation, as amended, and our Second Amended and Restated By-laws. Our Board of Directors currently consists of ten members. However, Dr. Stocker is not standing for re-election and his term as a director will end on the date of the Annual Meeting. Our Board has elected to reduce the authorized number of directors from ten to nine; therefore, immediately after the Annual Meeting, our Board will consist of nine members.

Robert M. Holster
William C. Lucia
Daniel N. Mendelson
William F. Miller III
William S. Mosakowski
Ellen A. Rudnick
Bart M. Schwartz
Michael A. Stocker, M.D.
Richard H. Stowe
Cora M. Tellez

Board Determination of Independence

Under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Marketplace Rules (the "NASDAQ Marketplace Rules"), a director will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on its review of the applicable independence standards and answers to annual questionnaires completed by the directors, our Board of Directors has determined that each of Mses. Rudnick and Tellez, Messrs. Kelly (who resigned from the Board effective March 2013), Mendelson, Miller, Schwartz and Stowe and Dr. Stocker is an "independent director" as defined under the NASDAQ Marketplace Rules.

The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Compliance Committee and Nominating & Governance Committee, each of which is composed entirely of independent directors, as defined under the NASDAQ Marketplace Rules.

Meetings of the Board of Directors

The Board of Directors held seven meetings during 2012. After every meeting of the Board of Directors, the non-management Directors met in executive session without any member of management present.

Each incumbent director attended at least 75% of the aggregate of the total number of meetings of (a) the Board of Directors, and (b) the committees on which the director served.

We do not have a policy with regard to directors' attendance at annual meetings. Mr. Lucia attended our 2012 Annual Meeting.

Board Committees

The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, Compliance Committee, and Nominating & Governance Committee, each of which operates pursuant to a separate charter that has been approved by the Board of Directors. A current copy of each charter is available on our website at www.hms.com, under the "Investor

Relations"/ "Corporate Governance" tabs or at http://investor.hms.com/governance.cfm. As required by each charter, each committee reviews the appropriateness of its charter on an annual or periodic basis.

By the terms of their respective charters, each of the Audit, Compensation and Nominating & Governance Committees are authorized, without further action by the Board, to engage such independent advisors as it deems necessary or appropriate to carry out their responsibilities.

The Board of Directors makes committee and committee chair assignments annually at its meeting following the annual meeting of shareholders, although further changes to committee assignments are made from time to time as deemed appropriate by the Board of Directors.

The composition and primary responsibilities of each committee are summarized below.

Independent Director	Committee			
	Audit	Compensation	Compliance	Nominating & Governance
Daniel N. Mendelson . . .		✓	✓	✓
Ellen A. Rudnick	✓*		✓	✓
Bart M. Schwartz	✓		✓*	✓
Richard H. Stowe		✓*		✓*
Cora M. Tellez	✓			✓

*Committee Chair

Audit Committee. We have a separately-designated standing Audit Committee which consists of Ms. Rudnick (Chair), Mr. Schwartz (as of April 2013) and Ms. Tellez. Mr. Stowe served as a member of the Audit Committee from June 2001 to April 2013. Mr. Kelly served as a member of the Audit Committee from March 2004 through February 2013 and Mr. Miller served as a member of the Audit Committee from October 2010 to March 2012. The Board of Directors has determined that each member of the Audit Committee is an independent director, as defined in the NASDAQ Marketplace Rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act and meets NASDAQ's financial knowledge and sophistication requirements. In addition, the Board has determined that Ms. Tellez qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

As more fully described in its Charter, the Audit Committee's primary function is to assist the Board's oversight of our independent registered public accounting firm, KPMG LLP, and of our accounting and financial processes. Among other things, the Audit Committee reviews (i) our audited financial statements and our quarterly financial results, including our systems of internal controls, disclosure controls and procedures, (ii) KPMG's qualifications and independence, and (iii) KPMG's performance. The responsibilities of the Audit Committee include appointing the independent registered public accounting firm to conduct the annual audit of our accounts, reviewing the scope and results of the independent audits, approving all professional services that they will be providing to us and approving all related compensation to be paid to them for such services. The Audit Committee held four meetings in 2012.

Additional information regarding the Audit Committee and its functions and responsibilities is included in this Proxy Statement under the captions "Audit Committee Report" and "Proposal Four - Ratification of the Selection of Independent Registered Public Accounting Firm."

Compensation Committee. The Compensation Committee consists of Messrs. Stowe (Chair) and Mendelson. Mr. Kelly served on the Compensation Committee from December 2002 through February 2013 and Mr. Miller served on the Compensation Committee from October 2010 to March 2012. The Board has determined that each member of the Compensation Committee is an independent director, as defined in the NASDAQ Marketplace Rules. Messrs. Stowe and Mendelson are also "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code (the "Code").

As more fully described in its Charter, the Compensation Committee's primary function is to oversee compensation programs that enable the Company to attract, develop, motivate, and retain talented executives to lead our business. Specific responsibilities within this overall mission include (i) annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of these goals and objectives and approving or recommending to the Board of Directors for approval, the Chief Executive Officer's overall compensation levels based on this evaluation; (ii) reviewing and approving the annual compensation of our senior executives; (iii) reviewing and approving all other incentive awards and opportunities, employment agreements, severance and other agreements as they affect our Chief Executive Officer and senior executives; (iv) reviewing compensation for non-employee directors and making recommendations to the Board; and (v) administering our equity-based plans. The Compensation Committee held five meetings in 2012.

The Compensation Committee determines and approves total executive remuneration based on its review and evaluation of proposals and recommendations presented by the Company's senior management. To establish total compensation levels, the Compensation Committee reviews data collected by the Company and by an independent compensation consulting firm retained by the Committee. The Company's philosophy is that executive compensation should be closely aligned with the performance of the Company. Annual performance goals, for the Company as a whole and for each executive, are proposed by management and approved by the Board of Directors at the end of each calendar year for the following year. Annual corporate goals target the achievement of specific strategic, operational and financial performance milestones. Annual individual goals focus on contributions that facilitate the achievement of the corporate goals.

Under the terms of its Charter, the Compensation Committee has the authority to retain compensation consultants, legal counsel and other outside advisors. In 2012, the Compensation Committee retained Frederic W. Cook & Co., Inc., or FWC, to assist the Compensation Committee with various compensation-related matters, including the design and development of the 2012 executive compensation program. FWC provides services only to, and at the discretion of, the Compensation Committee and did not provide additional services to the Company in 2012. Representatives of FWC attended meetings of the Compensation Committee in 2012 to advise the Committee. Additional information regarding the Compensation Committee's processes and procedures relating to the consideration and determination of executive compensation and the role played by FWC in this process is included in the section titled "Compensation Discussion and Analysis."

The Committee periodically conducts a review of the Company's director compensation program. The last comprehensive review took place in September 2012. The Compensation Committee retained FWC to review and evaluate the Company's director compensation program and to provide recommendations based on peer group analyses and national survey data. Based on this review, the Board made several changes to its director compensation program in 2012.

The Compensation Committee periodically delegates to our President and Chief Executive Officer the authority to grant equity awards to employees of the Company, other than executive officers. When it does so, the Compensation Committee also establishes narrowly defined parameters regarding the terms and conditions of grants under the delegated authority, including the eligible employee groups, the maximum number of shares subject to the delegation, the determination of the exercise price and other terms and conditions of the awards.

Additional information regarding compensation of executive officers is provided in the section titled "Compensation Discussion and Analysis."

Compensation Committee Interlocks and Insider Participation

During 2012, the members of our Compensation Committee were Richard H. Stowe, William F. Miller III (from October 2010 to March 2012) and James T. Kelly (from December 2002 to March 2013). Daniel N. Mendelson joined the Compensation Committee in February 2013. Mr. Miller served as the Chief Executive Officer of the Company from October 2000 to April 2005 and as an officer of the Company through December 2007. None of Messrs. Stowe, Kelly or Mendelson has ever been an officer or employee of the Company. None of the current or prior members of the Compensation Committee had a related person transaction involving the Company during the year ended December 31, 2012. During 2012, none of our executive officers (i) served as a member of the board of directors or compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Compensation Committee or (ii) served as a member of the compensation committee (or equivalent entity) of any other entity that had one or more of its executive officers serving as a member of our Board of Directors.

Compliance Committee. The Compliance Committee consists of Mr. Schwartz (Chair), Mr. Mendelson, Ms. Rudnick and Dr. Stocker. The Board has determined that each member of the Compliance Committee is an independent director, as defined in the NASDAQ Marketplace Rules.

As more fully described in its Charter, the Compliance Committee's primary function is to oversee the operation of the Company's Corporate Compliance Program which relates to our adherence to healthcare-related laws, regulations, and guidance. The Compliance Committee held four meetings in 2012.

Nominating & Governance Committee. The Nominating & Governance Committee consists of Mr. Stowe (Chair), Mses. Rudnick and Tellez, Messrs. Mendelson and Schwartz and Dr. Stocker. Mr. Miller served on the Nominating & Governance Committee from January 2011 to March 2012. The Board has determined that each member of the Nominating & Governance Committee is an independent director, as defined in the NASDAQ Marketplace Rules.

As more fully described in its Charter, the Nominating & Governance Committee's primary responsibilities are: (i) to identify individuals qualified to join the Board of Directors, and to recommend director nominees for election at the annual meeting of shareholders; (ii) to lead the Board of Directors in periodic performance reviews; and (iii) to recommend nominees for each committee to the Board of Directors. The processes and procedures followed by the Nominating & Governance Committee in identifying and evaluating director candidates are described below under the heading "Director Nomination Process." The Nominating & Governance Committee held three meetings in 2012.

Board Leadership Structure

The structure of our Board of Directors provides strong oversight by the independent directors. The Board of Directors convenes quarterly and is comprised of a two-thirds majority of independent directors. Each of the standing committees of our Board of Directors is chaired by an independent director and is comprised entirely of independent directors. Following each Board meeting, our non-employee Board members meet in an executive session to review key decisions, discuss their observations and shape future Board agendas, all in a manner that is independent of management and where necessary, critical of management. The executive session is often led by our Non-Executive Chairman, Robert M. Holster. We believe that this structure creates an environment for increased engagement of the Board as a whole and that the independent majority of our directors provides an effective and independent oversight of management.

Robert M. Holster, our Non-Executive Chairman since March 2009, has served as a member of our Board of Directors since 2005 and as the Chairman of our Board since 2006. Mr. Holster served as a member of HMS's management team and our predecessor, Health Management Systems, Inc.'s management team for an aggregate of over 20 years. Since 2001, Mr. Holster has held senior executive level positions with us, including serving as our Chief Executive Officer from 2005 to 2009 and as our President and Chief Operating Officer from 2001 to 2005. In March 2009, Mr. Holster stepped down as our Chief Executive Officer, but remained an employee of the Company through December 2010. Given his extensive history with the Company, Mr. Holster brings an unmatched depth of industry and Company-specific experience to his role as our Non-Executive Chairman.

Mr. Holster works closely with our President and Chief Executive Officer, William C. Lucia, providing guidance on matters such as the Company's risk profile, long-term strategy and potential growth opportunities. Through his role as Non-Executive Chairman, Mr. Holster is able to draw on the Board's input to establish a Board agenda that, based on his full understanding of the Company and its business, focuses on the Company's challenges, and ensures that the Board is presented with the necessary information required to fulfill its responsibilities. In addition, given his experience on both sides of a Board meeting, Mr. Holster is also able to advise our President and Chief Executive Officer as to the quality, quantity and timeliness of the flow of information from management, thereby ensuring productive and effective Board meetings. For example, immediately following each executive session, Mr. Holster discusses with Mr. Lucia the non-employee directors' assessments of the meeting, any desired agenda items for future meeting and any issues raised in the executive session.

The Company has grown significantly over the past several years, both through organic growth and through acquisitions. As a result, at this time of significant growth and expansion of the Company, we believe that this balance of leadership between the Non-Executive Chairman and the President and Chief Executive Officer strengthens both the ability of our Board to provide meaningful guidance to our management team and the ability of our management team to direct its focus and resources toward growing the Company and expanding the breadth of its business. In addition, we believe that this leadership structure is strengthened by a Board with a majority of independent directors that work together and in tandem through their various functional areas of expertise to ensure proper oversight of the Company.

Director Nomination Process

The Board of Directors is responsible for recommending director candidates for election by the shareholders and for electing directors to fill vacancies or newly created directorships. The Board of Directors has delegated the screening and evaluation process of director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board of Directors.

Shareholder Recommendations of Director Candidates. The Nominating & Governance Committee will consider director candidates suggested by our shareholders, provided that the recommendations are made in accordance with the procedures described in this Proxy Statement in the Q&A Section under the heading "Shareholder Proposals and Director Nominations." Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating & Governance Committee will evaluate shareholder-recommended candidates by following substantially the same process and applying substantially the same criteria as it follows for candidates submitted by others.

Criteria for Nomination to the Board. The Nominating & Governance Committee does not have a formal policy for evaluating director candidates, including with respect to considering diversity, but rather believes that each nominee, regardless of the source of the nomination, should be evaluated based on his or her individual merits, taking into account the needs and composition of the Board of Directors at the time. In evaluating prospective candidates, the Nominating & Governance Committee will consider the composition of the Board of Directors as a whole (including diversity of skills, background and experience), the characteristics of each candidate (including independence, diversity, age, skills and experience), and the performance and continued tenure of incumbent directors. The Nominating & Governance Committee has not established specific minimum qualifications for a candidate to be recommended for nomination to the Board of Directors.

Process for Identifying and Evaluating Nominees. The members of the Nominating & Governance Committee initiate the process for identifying and evaluating nominees to the Board of Directors by identifying a slate of candidates who have the specific qualities or skills being sought, as determined based on input from all members of the Board of Directors. The list of qualities and skills being sought is developed taking into account factors that may include: the current composition of the Board; the range of talents, experiences and skills that would best complement those already represented on the Board; the balance of management and independent directors; and the need for financial or other specialized expertise. In the past, the Committee has identified director nominees from various sources, including officers, directors and through professional search consultants.

The Nominating & Governance Committee members evaluate these candidates by reviewing their biographical information and qualifications and checking the candidates' references. Qualified nominees are initially interviewed by the Company's President and Chief Executive Officer and at least one member of the Nominating & Governance Committee. Appropriate candidates meet with a majority of the Nominating & Governance Committee, as well as with other members of the Board as appropriate, and based on the feedback received from such interviews and the information obtained from the search firm or from references, the members of the Nominating & Governance Committee evaluate which of the prospective candidates is qualified to serve as a director and whether they should recommend to the Board of Directors that it nominate or elect to fill a vacancy/newly created directorship with these final prospective candidates.

Candidates recommended by the Nominating & Governance Committee are presented to the Board of Directors for selection as nominees to be presented for the approval of the shareholders or for election to fill a vacancy. The full Board makes the final determination whether to nominate or appoint a candidate after considering the Nominating & Governance Committee's report.

Shareholder Communication with the Board of Directors

Shareholders may communicate with the Board of Directors by sending a letter to HMS Holdings Corp. Board of Directors, c/o Corporate Secretary, 5615 High Point Drive, Irving, Texas 75038. The Corporate Secretary will receive and review all correspondence and forward it to the Chairman of the Board, the Chairman of the Audit Committee or to any individual director or directors to whom the communication is directed, as appropriate. Notwithstanding the above, the Corporate Secretary has the authority to discard or disregard any communication that is unduly hostile, threatening, illegal or otherwise inappropriate, or to take any other appropriate actions with respect to such communications.

The Board of Directors' Role in Risk Oversight

Our Board of Directors bears the responsibility for maintaining oversight over the Company's exposure to risk. The Board, itself and through its committees, regularly discusses our material risk exposures, the potential impact on the Company and the efforts of management it deems appropriate to deal with the risks that are identified.

The Company has a formal Enterprise Risk Management (ERM) program that supports the Board and the Company's executive leadership. The program is led by our Risk Management and Internal Audit department and incorporates information gathered from our executive officers, business unit leaders and other managers. Through the ERM program, we conduct risk assessments at both the corporate level and across the Company's business units. The ERM program also facilitates the ongoing development of the corporate risk appetite and risk mitigation strategies for key areas of Company risk. The Board and the relevant Board committees receive regular reports on the major risks and exposures facing the Company and the steps management has taken to monitor and control such risks and exposures. The outputs of the ERM program inform the Board and provide a basis for the Board's oversight of the Company's exposure to risk.

As part of the Board's general oversight function for risk management, each of the Board's committees addresses risks that fall within the committee's areas of responsibility. The Audit Committee works with management and the independent registered public accounting firm to assess the quality and adequacy of the Company's processes and controls that could affect the Company's financial statements and financial reporting, including discussing significant financial risk exposure and the steps management has taken to monitor, control and report such exposure. The Compensation Committee, in connection with the performance of its duties, considers risks associated with the elements of the Company's compensation programs. The Compliance Committee meets regularly with management to assess the Company's security programs and healthcare compliance policies and procedures and risks associated therewith. Lastly, the Nominating & Governance Committee, with guidance from outside counsel, considers the risks associated with corporate governance. The agenda for each regularly scheduled meeting of the Board provides for a report by each Committee chair.

Code of Ethics

We have adopted a Code of Business Conduct for Designated Senior Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions and such other personnel as may be designated from time to time by the Chairman of the Audit Committee. The Code of Business Conduct is posted on our website at www.hms.com under the "Investors Relations"/"Corporate Governance" tabs and can also be obtained free of charge by sending a request to our Corporate Secretary at 5615 High Point Dr., Irving, TX 75038. Any changes to or waivers under the Code of Business Conduct that relate to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions must be approved by our Board of Directors and will be disclosed in a Current Report on Form 8-K within four business days of the change or waiver.

Certain Relationships and Related Person Transactions

(a) Public Consulting Group, Inc.

William C. Mosakowski, one of our directors, is the President, Chief Executive Officer, controlling stockholder and a member of the Board of Directors of Public Consulting Group, Inc., or PCG. Since our acquisition of Benefits Solutions Practice Area (BSPA) in 2006, we have entered into subcontractor agreements with PCG, pursuant to which we provide cost containment services. In February 2013, we further amended and extended our Master Teaming and Non-Compete Agreements with PCG, first entered into in September 2006, and (ii) Supplementary Medicaid RAC Contract Teaming and Confidentiality with PCG, first entered into in July 2011.

Under the terms of the Amended Teaming Agreement the companies (i) are each obligated to use best efforts to make the other its exclusive subcontractor for certain services, (ii) have agreed to work together to prepare and submit bids on certain projects and (iii) have each agreed to use commercially reasonable efforts to identify and promote cross-selling opportunities for the other. In addition, we have each agreed to a non-compete provision with respect to specific services (excluding ongoing or pre-established projects or contracts) designated in the Amended Teaming Agreement as exclusive to the other in certain identified markets. Under the terms of the Supplemental RAC Agreement, we have each agreed to use our best efforts to work in partnership to secure Medicaid RAC services contracts and to involve the other party in the scope of work under any future RAC contract won by the first company as a prime contractor. In addition, we have agreed to take certain measures to promote or facilitate the potential inclusion of PCG in RAC work under contracts that we have already secured.

For the year ended December 31, 2012, we recognized $0.6 million in revenue and had $0.3 million in outstanding accounts receivables under subcontractor agreements with PCG.

In connection with the BSPA acquisition, we entered into an Intercompany Services Agreement (ISA) with PCG to allow each party to perform services for the other, such as information technology support and contractual transition services. Services performed under the ISA are billed at pre-determined rates specified in the ISA. For the year ended December 31, 2012 services rendered by PCG under the ISA were valued at approximately $58,000 and the services we rendered to PCG were valued at approximately $41,000.

The Audit Committee has reviewed and approved the transactions involving Mr. Mosakowski.

(b) Family Relationships

William S. Benko, the spouse of Andrea Benko, an Executive Vice President of the Company and President of our wholly-owned subsidiary HDI, served as a Corporate Vice President of the Company and Senior Vice President of HDI since our acquisition of HDI in December 2011 until his resignation, which was effective April 2013.

In connection with the HDI acquisition, we entered into an at-will employment agreement dated December 16, 2011 with Mr. Benko, subject to certain notice and/or severance provisions. Under the terms of this agreement, Mr. Benko received an annualized base salary of $200,000 and was eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by his supervisor in her sole discretion on the basis of such performance-based or other criteria as he/she determines appropriate. Under the terms of the agreement, Mr. Benko had a target bonus of 40% of his base salary and received a bonus of $100,000 for 2012 service.

On October 5, 2012, Mr. Benko was granted a non-qualified stock option to purchase 7,531 shares of our common stock at a purchase price per share of $27.79 (the closing price of our common stock on the NASDAQ Global Select Market on that date) and 845 restricted stock units.

Mr. Benko also entered into a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement with us, substantially in the same form as the agreement entered into by our Named Executive Officers, but which included a two-year (from the date of our acquisition of HDI) noncompetition and nonsolicitation agreement.

The terms of Mr. Benko's employment were approved by the Board in connection with our acquisition of HDI and were reviewed again by the Audit Committee in 2012 by the Audit Committee.

(c) Review and Approval of Related Person Transactions

The Audit Committee's Charter provides that the Audit Committee shall review all related person transactions on an ongoing basis and that all such transactions must be approved by the Audit Committee.

Our Board of Directors has adopted a written Related Person Transaction Approval Policy that is administered by the Audit Committee. The policy applies to our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," and governs the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. We refer to such a transaction, arrangement or relationship as a "related person transaction."

A related person must notify the Corporate Secretary of any plan to enter into or continue any transaction that could be a related person transaction. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. The policy also provides that if the Corporate Secretary determines that the advance approval of the related person transaction is not practicable, the Corporate Secretary must present it to the Audit Committee for ratification at its next meeting or may present the transaction to the Chairman of the Audit Committee for approval, subject to ratification by the Audit Committee at its next meeting. Under the policy, any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. The Audit Committee will review and consider such information regarding the related person transaction as it deems appropriate under the circumstances.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. In connection with approving a related person transaction, the Audit Committee may impose any conditions on the transaction that it deems appropriate.

If we become aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Audit Committee. The Audit Committee then evaluates all options available, including ratification, revision or termination of such transaction.

DIRECTOR COMPENSATION

General

A director who is one of our employees receives no additional cash compensation for his or her services as a director or as a member of a committee of our Board of Directors. A director who is not one of our employees (a non-employee director) receives cash compensation for his or her services as described below. All cash compensation, unless deferred, is paid at the end of each quarter. All of our directors are reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board of Directors or its committees.

Non-Employee Board Member Retainer

Each non-employee director receives a quarterly retainer for service as a director, which is fixed from time to time by resolution of the Board. Through the second quarter of 2012, the quarterly retainer was $8,750 per quarter, or $35,000. In September 2012, the Board increased the quarterly retainer to $12,500 per quarter, or $50,000 annually. The retainer may be deferred in whole or in part under the Director Deferred Compensation Plan (described below).

Committee Chair Retainer

Each Committee Chair receives a quarterly retainer. Through the second quarter of 2012, the quarterly retainer was $2,500 per quarter or $10,000 annually. In September 2012, the Board increased the audit committee chair quarterly retainer to $5,000 per quarter, or $20,000 annually and all other committee chairs quarterly retainer to $3,750 per quarter, or $15,000 annually. The Committee Chair retainer may be deferred in whole or in part under the Director Deferred Compensation Plan.

Equity Awards

Each of our non-employee directors is eligible to receive an annual equity award, the value of which is fixed from time to time by resolution of the Board. In September 2012, the Board approved increasing the amount of the annual grant of non-qualified stock options and restricted stock units granted to each of our non-employee directors from an aggregate value of $80,000 to an aggregate value of $100,000, with the actual number of stock options and restricted stock units to be calculated based on the grant date fair value as computed in accordance with FASB guidance on stock-based compensation, except that no assumption for forfeitures would be included.

On October 5, 2012, Messrs. Holster, Kelly, Miller, Mosakowski, Schwartz and Stowe, Dr. Stocker and Ms. Rudnick, were each granted a non-qualified stock option to purchase 2,766 shares of our common stock with an exercise price of $27.79 and 2,766 restricted stock units. On October 15, 2012, in connection with her appointment to the Board, Ms. Tellez was granted a non-qualified stock option to purchase 2,684 shares of our common stock with an exercise price of $27.86 and 2,684 restricted stock units. On February 27, 2013, in connection with his appointment to the Board, Mr. Mendelson was granted a non-qualified stock option to purchase 2,600 shares of our common stock with an exercise price of $28.74 and 2,600 restricted stock units. These stock options and restricted stock units granted to our directors vest quarterly, in equal installments, over a one year period.

Non-Employee Chairman of the Board Quarterly Retainer

In July 2010, the Board approved the following compensation package for Mr. Holster, our Chairman of the Board: (i) annual cash retainer of $41,000 and (ii) equity compensation consisting of a grant of non-qualified stock options and restricted stock units with an aggregate value of $94,000, which would be granted on October 1 of each year and which would vest quarterly over a one year period commencing on December 31 of the year of the grant. The actual number of stock options and restricted stock units to be calculated based on the grant date fair value computed in accordance with FASB guidance on stock-based compensation, except that no assumption for forfeitures would be included.

On October 5, 2012, Mr. Holster was granted a non-qualified stock option to purchase 2,600 shares of our common stock with an exercise price of $27.79 and 2,600 restricted stock units. Both of these grants vest quarterly, in equal installments, over a one year period, with the first quarter vesting on December 31, 2012.

Director Deferred Compensation Plan

Each of our non-employee directors is eligible to participate in our Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual restricted stock unit grants until the termination of his or her service as a member of the Board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the closing price of our common stock on the NASDAQ Global Select Market on the date such fees would otherwise have been payable and is credited to a deferred compensation account maintained in his or her name. Deferred restricted stock unit grants are converted on a share-for-share basis on the date such restricted stock units would otherwise have been payable and also credited to the non-employee director's account. The account will be credited with additional stock units, also based on such average market value, upon the payment date for any dividends declared on our common stock. On January 10th of the year following a director's termination of service, the amounts accumulated in the deferred compensation account will be distributed in the form of common stock under the 2006 Stock Plan equal to the number of whole stock units in the account and cash in lieu of any fractional shares.

The following table sets forth the deferred stock units held by our non-employee directors as of December 31, 2012.

Name	Deferred Stock Units
Robert M. Holster	13,720
James T. Kelly	8,119
William F. Miller III	4,058
William S. Mosakowski	-
Ellen A. Rudnick	4,058
Bart M. Schwartz	5,887
Michael A. Stocker, M.D.	-
Richard H. Stowe	11,790
Cora M. Tellez	-

2012 Director Compensation

The following table sets forth compensation earned and paid, as of December 31, 2012, to each of our non-employee directors, for service as a director during 2012.

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3]	Option Awards[4]	Total
Robert M. Holster	$79,750	$149,121	$50,227	$279,098
William F. Miller III	$38,750	$ 76,867	$25,890	$141,507
William S. Mosakowski	$38,750	$ 76,867	$25,890	$141,507
Ellen A. Rudnick	$51,250	$ 76,867	$25,890	$154,007
Bart M. Schwartz	$50,000	$ 76,867	$25,890	$152,757
Michael A. Stocker, M.D.	$50,000	$ 76,867	$25,890	$152,757
Richard H. Stowe	$50,000	$ 76,867	$25,890	$152,757
Cora M. Tellez	$12,500	$ 74,776	$25,208	$112,484
Former Director				
James T. Kelly	$38,750	$ 76,867	$25,890	$141,507

(1) The number of unexercised stock options held by the directors named in the above table as of December 31, 2012 was as follows: Mr. Holster (23,020), Mr. Kelly (54,919), Mr. Miller (34,969), Mr. Mosakowski (51,169), Ms. Rudnick (118,419), Mr. Schwartz (8,119), Dr. Stocker (51,169), Mr. Stowe (129,919) and Ms. Tellez (2,684). The number of restricted stock units outstanding as of December 31, 2012, which includes restricted stock units that the director has deferred under the Director Deferred Compensation Plan, held by the directors named in the above table was as follows: Mr. Holster (13,720), Mr. Kelly (8,119), Mr. Miller (5,096), Mr. Mosakowski (2,075), Ms. Rudnick (5,096), Mr. Schwartz (6,925), Dr. Stocker (2,075), Mr. Stowe (11,790) and Ms. Tellez (2,684). See footnote 2 for information regarding the deferral of these restricted stock units by some of our directors.

(2) Includes the value of fully vested deferred stock units received under our Director Deferred Compensation Plan in lieu of all or a specified portion of the non-employee director's quarterly cash retainer based on the fair market value of the underlying shares on the date the quarterly cash retainer would otherwise have been paid. As a result of his deferral election, for the year ended December 31, 2012, Mr. Stowe received 1,471 deferred stock units with a value of $50,000 and Mr. Schwartz received 734 deferred stock units with a value of $25,000.

(3) On October 5, 2012, Mr. Holster was granted 5,366 restricted stock units, which he elected to defer under the Director Deferred Compensation Plan. Messrs. Kelly, Miller, Mosakowski, Schwartz, and Stowe, Dr. Stocker and Ms. Rudnick, were granted 2,766 restricted stock units. On October 15, 2012, Ms. Tellez, in connection with her appointment to the Board, was granted 2,684 restricted stock units. Pursuant to the Director Deferred Compensation Plan, Messrs. Kelly and Stowe each elected to defer 2,766 restricted stock units and Ms. Rudnick and Messrs. Miller and Schwartz each elected to defer 1,383 restricted stock units. The restricted stock units vest quarterly, with the first quarter vesting on December 31, 2012. The amounts in this column represent the grant date fair value of the restricted stock units granted on October 1, 2012 computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2012 Form 10-K. These amounts do not correspond to the actual value that may be realized by the directors with respect to these awards.

(4) On October 5, 2012, Mr. Holster was granted a non-qualified stock option to purchase 5,366 shares of common stock. Messrs. Kelly, Miller, Mosakowski, Schwartz and Stowe, Dr. Stocker and Ms. Rudnick, were each granted a non-qualified stock option to purchase 2,776 shares of common

stock. On October 15, 2012, Ms. Tellez, in connection with her appointment to the Board, was granted a non-qualified stock option to purchase 2,684 shares of common stock. The stock options vest quarterly, with the first quarter vesting on December 31, 2012. The amounts in this column represent the grant date fair value of that stock option grant computed in accordance with FASB guidance on stock-based compensation. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2012 Form 10-K. These amounts do not correspond to the actual value that may be realized by the directors with respect to these awards.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Board") of HMS Holdings Corp. (the "Company") has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 or Proxy Statement for its 2013 Annual Shareholder's Meeting, as applicable.

By the Compensation Committee of the Board of Directors of HMS Holdings Corp.

Richard H. Stowe, *Chair*
Daniel N. Mendelson

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis, or CD&A, describes our 2012 executive compensation program and should be read in conjunction with the compensation tables and related narrative descriptions that follow those tables. In particular, this CD&A explains how the Compensation Committee of the Board of Directors (the "Board") made its compensation decisions for our Named Executive Officers for 2012.

As of the end of the fiscal year ended December 31, 2012, our Named Executive Officers were:

- William C. Lucia, President and Chief Executive Officer;
- Walter D. Hosp, Executive Vice President, Chief Financial Officer & Chief Administrative Officer;
- Sean Curtin, Executive Vice President and Chief Operations Officer (through December 31, 2012);
- Andrea Benko, Executive Vice President and President of our wholly owned subsidiary, HealthDataInsights, Inc. (HDI); and
- Maria Perrin, Executive Vice President, Chief Marketing Officer.

2012 Say-on-Pay Vote

At the 2012 Annual Meeting, approximately 97% of the votes cast on the say-on-pay proposal were in favor of our executive compensation program described in our 2012 Proxy Statement. The Compensation Committee believes that this affirms shareholders' support of the Company's approach to executive compensation, and therefore, did not change its general approach as it made decisions for 2012. As market practices on executive compensation policies evolve, the Committee will continue to evaluate and, if needed, make changes to our executive compensation program to ensure that the program continues to reflect our compensation philosophy and objectives. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for executive officers.

Executive Summary

The following is an overview of our financial performance in 2012.

- For the full year 2012, we reported revenue of $473.7 million, a 30.2% increase over 2011 revenue of $363.8 million.
- Also for the full year, we reported net income of $50.5 million, a 5.7% increase over 2011 net income of $47.8 million.
- Fully diluted GAAP earnings per share (EPS) for the full year 2012 increased 3.6% to $0.57 over full year 2011 results and adjusted EPS increased 30.3% year over year to $0.86.
- We reported adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) of $160.2 million for the full year 2012, which was 42.6% over adjusted EBITDA of $112.3 million for the prior year. Our adjusted EBITDA for the full year 2012 was 12.6% below our target of $183.2 million for the year.
- Our stock price decreased 17% for the one-year period ending December 31, 2012 and increased 49% for the three-year period ended December 31, 2012.

The following highlights the Compensation Committee's key decisions for 2012, as reported in the 2012 Summary Compensation Table. These decisions were made with the advice of the Compensation Committee's independent consultant, Frederic W. Cook & Co., Inc., or FWC, (see "Role of Compensation Consultant" below) and are discussed in greater detail elsewhere in this CD&A.

- In April 2012, we entered into employment agreements with Messrs. Hosp, Curtin and Ms. Perrin that include standard terms of employment of our senior executives, including consistent separation and change in control protection.
  - These employment agreements do not include (i) excise tax gross-ups as a result of termination following a change of control or (ii) provide benefits or material perquisites that are not provided to all employees.
- In October 2012, the Committee granted annual long-term incentive awards to our Named Executive Officers using the same dollar value of each Named Executive Officer's 2011 grant as a basis for determining the number of stock options granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin), which brought target total direct compensation for Messrs. Lucia and Curtin and Mses. Benko and Perrin to between the 25th percentile and the median for the 2012 Peer Group and target total direct compensation for Mr. Hosp to between the median and the 75th percentile for the 2012 Peer Group.
- Annual short-term (cash) incentive compensation earned in 2012 by the Named Executive Officers was determined in March 2013. For 2012, the Company did not achieve its financial target and with the exception of Ms. Benko, none of the other Named Executive Officers achieved the financial target for their respective business unit. As a result, only Ms. Benko received short-term (cash) incentive compensation for 2012.

Objectives and Philosophy of Our Executive Compensation Program

Our mission is to power the healthcare system with integrity and to be the leading provider of quality services in the markets we serve. To support this and other strategic objectives as approved by the Board and to provide adequate returns to shareholders, we must compete for, attract, develop, motivate and retain top quality executive talent at the corporate and operating business unit levels during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving this goal. "Pay for performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to:

- reward performance that drives the achievement of our short- and long-term goals;
- align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals;
- attract, develop, motivate and retain high-performing senior executives by providing a balance of total compensation opportunities, including salary and short- and long-term incentives that are competitive with similarly situated companies and reflective of our performance;
- help ensure that costs are appropriately supported by performance in a manner consistent with our intention that short-term and long-term incentive compensation payouts qualify as performance-based compensation that is tax deductible under Code Section 162(m); and
- motivate our senior executives to pursue objectives that create long-term shareholder value and discourage behavior that could lead to excessive risk, by balancing our fixed and at-risk pay (both short- and long-term incentives) and choosing financial metrics that we believe drive long-term shareholder value.

Management and the Compensation Committee

Role of Management

Our President and Chief Executive Officer together with our Chief Financial Officer and Senior Vice President of Human Resources develop recommendations regarding the design of our executive compensation program for our executive officers and certain other highly compensated individuals. In addition, they are involved in setting the financial objectives that, subject to the approval of the Board and the Compensation Committee, are used as the performance measures for the short- and long-term incentive plans. Our Chief Financial Officer provides the Compensation Committee with financial information relevant to determining the achievement of performance objectives and related annual cash incentive compensation. As part of its review process, the Compensation Committee receives from our President and Chief Executive Officer, both a performance assessment for each other Named Executive Officer and his recommendations regarding base salary and short- and long-term incentives.

Role of Compensation Committee

Our executive compensation program is administered by the Compensation Committee. The Compensation Committee determines and approves total executive remuneration based on its review and evaluation of recommendations presented by our President and Chief Executive Officer and the advice of FWC. Our President and Chief Executive Officer does not participate in the Compensation Committee's deliberations or decisions with regard to his own compensation.

Compensation Consultant and Peer Group Analysis

Role of Compensation Consultant

The Compensation Committee has retained FWC as its independent compensation consultant to provide advice and guidance with respect to executive compensation. FWC reports directly to the Compensation Committee and the Compensation Committee oversees the fees paid for FWC's services. The Compensation Committee uses FWC to review management's executive compensation recommendations with the instruction that FWC is to advise the Compensation Committee independent of management and to provide such advice for the benefit of the Company and its shareholders. FWC does not provide any consulting services to the Company beyond its role as a consultant to the Compensation Committee. The Compensation Committee has assessed the independence of FWC pursuant to SEC rules and concluded that no conflict of interest exists that would prevent FWC from serving as an independent consultant to the Compensation Committee.

FWC provided the following services to the Compensation Committee in 2012:

- assisted in the design and development of the 2012 executive compensation program, including the Annual Incentive Plan;
- assisted with the review and design of our director compensation program;
- provided competitive benchmarking and market data analysis;
- provided analyses and industry trends relating to the compensation of our President and Chief Executive Officer and our other Named Executive Officers;
- provided updates with regard to emerging trends and best practices in executive compensation; and
- reviewed and provided advice on the Company's executive compensation-related disclosure in its 2012 Proxy Statement.

Peer Group Compensation Analysis

When evaluating our executive compensation program, our Compensation Committee measures our program against that of a peer group of public companies that is developed with guidance from FWC. This peer group, which is periodically reviewed, updated and approved by the Compensation Committee, consists of companies the Compensation Committee believes are generally comparable to us in size, financial profile and scope of operations and against which the Compensation Committee believes we compete for executive talent.

Companies included in this peer group for purposes of establishing 2012 compensation levels were: Accretive Health, Inc., Allscripts-Misys Healthcare Solutions Inc., AthenaHealth, Inc., Catamaran Corp. (formerly SXC Health Solutions Corp.), Centene Corporation, MAXIMUS, Inc., MedAssets, Inc., Molina Healthcare, Inc. and Quality Systems, Inc. (collectively, the "2012 Peer Group"). This peer group reflects (relative to the Company's prior peer group) the removal of Emdeon Inc, which was acquired and taken private in 2011.

The chart below compares HMS's revenue, net income, EBITDA and market capitalization to the median revenue, net income, EBITDA and market capitalization for our 2012 Peer Group. Note that although our revenue and EBITDA are below the median, our net income approximates the peer median and our market capitalization is above the 75th percentile of $2.0 billion.

(in millions)[1]	HMS	2012 Peer Group Median
Revenue	$ 419	$1,000
Net Income[2]	$ 46	$ 48
EBITDA	$ 131	$ 147
Market Capitalization[3]	$2,965	$1,720

(1) Revenue, Net Income and EBITDA based on most recently available four quarters as of August 21, 2012

(2) Before extraordinary items and discontinued operations

(3) As of July 31, 2012

For purposes of evaluating our executive compensation program in 2013, the Compensation Committee, with guidance from FWC, re-evaluated our peer group and expanded it to include technology companies beyond the healthcare services sector in order to (i) increase the number of companies to provide greater statistical significance, (ii) reduce the need to find new peer companies in the case of industry consolidation and (iii) include more companies of comparable size than our 2012 Peer Group. Companies included in this peer group for purposes of establishing 2013 compensation levels were:

Accretive Health, Inc., Acxiom Corp, Allscripts-Misys Healthcare Solutions Inc., AthenaHealth, Inc., Bottomline Technologies (de), Inc., Concur Technologies, Inc., DealerTrack Technologies,Inc., Exlservice Holdings, Inc., Fair Isaac Corp, MAXIMUS, Inc., MedAssets, Inc., MICROS Systems, Inc., NeuStar, Inc., Quality Systems, Inc., Tyler Technologies, Inc. and WEX, Inc. (collectively, the "2013 Peer Group"). This peer group reflects (relative to the Company's 2012 Peer Group) the removal of Catamaran Corp., Centene Corporation and Molina Healthcare, Inc. because of their difference in size relative to us.

The chart below compares HMS's revenue, net income, EBITDA and market capitalization to the median revenue, net income, EBITDA and market capitalization for our 2013 Peer Group. Note that although our revenue and net income are below the median, our EBITDA approximates the peer median and our market capitalization is above the peer median.

(in millions)[1]	HMS	2013 Peer Group Median
Revenue	$ 440	$ 614
Net Income[2]	$ 42	$ 51
EBITDA	$ 136	$ 142
Market Capitalization[3]	$2,253	$1,474

(1) Revenue, Net Income and EBITDA based on most recently available four quarters as of January 18, 2013

(2) Before extraordinary items and discontinued operations

(3) As of December 31, 2012

Components of our Executive Compensation Program

The primary elements of our executive compensation program are as follows:

- Recognizing Skills/Experience/Responsibilities

  Base salary: fixed compensation for performing day-to-day responsibilities.

- Promoting and Rewarding Short-Term Performance

  Annual short-term (cash) incentive compensation: cash compensation program based on the achievement of short-term financial goals and other strategic objectives measured over the current year.

- Promoting and Rewarding Long-Term Performance

  Long-term incentive awards: annual awards, primarily in the form of equity, that are designed to build executive stock ownership, retain executives and align compensation with the achievement of our long-term financial goals of creating shareholder value and achieving strategic objectives as measured over multi-year periods.

We also provide salary and benefit continuation payments that are only payable if an executive officer's employment is terminated under specific circumstances. These benefits, which provide reasonable income protection in the event an executive officer's employment is terminated without cause or following a change in control, an executive officer resigns for good reason, support our executive retention goals and encourages executive independence and objectivity in considering a potential change in control transaction.

2012 Executive Compensation Elements

In mid-2012, the Compensation Committee retained FWC to conduct a competitive review of the overall compensation packages of our Named Executive Officers (the "2012 Competitive Review"). The analysis was based on a review of the compensation of our Named Executive Officers to similarly situated executives in the 2012 Peer Group. While we generally aim to set each Named Executive Officer's target total direct compensation between the median and 75th percentile of the levels paid to similarly situated executives in our peer group, such data is intended to serve as one of several reference points to assist the Compensation Committee in its discussions and deliberation. The Compensation Committee reserves flexibility to vary from this positioning based on a variety of factors including prior year compensation targets, the Named Executive Officer's overall performance, changes in roles or responsibilities, and prior year short- and long-term incentive payments.

As part of the 2012 Competitive Review, the Compensation Committee reviewed (i) a competitive analysis of the target total direct compensation of the Named Executives, including base salary and short- and long-term incentives, (ii) an analysis of the relationship between our 2012 actual compensation levels for the Named Executive Officers and our performance relative to the peer group companies, and (iii) a competitive assessment of our aggregate long-term incentive grant practices, including a review of share usage (shares granted in equity plans as a percentage of weighted average shares outstanding), potential dilution relative to peer group practice and fair value transfer that measures the aggregate value of long-term incentives in absolute dollars and as a percent of market capitalization.

Our Named Executive Officers' base salaries and the structure of our short-term (cash) incentive program were not changed for 2012 and long-term incentive compensation for 2012 was granted using the same dollar value of each Named Executive Officer's 2011 stock option grant as a basis for determining the number of stock options granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin). Our Named Executive Officers did not receive restricted stock unit awards in 2012 because it has been our practice to award restricted stock units on a biennial basis.

The Compensation Committee does not have a formal or informal policy or target for allocating compensation between cash and non-cash compensation, or among the different forms of non-cash compensation. In allocating compensation between cash and non-cash forms, the Compensation Committee, after reviewing information provided by FWC, determines what it believes is in its business judgment to be the appropriate level of each of the various compensation components.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities of our employees, including our Named Executive Officers. In determining the amount of compensation to be paid to our Named Executive Officers, the Compensation Committee adheres to long established compensation policies pursuant to which executive compensation is determined. The key factors in determining base salary are the prevailing rate of compensation for positions of like responsibility and the level of the Named Executive Officer's compensation in relation to others with similar responsibilities and tenure.

Base salaries are reviewed at least annually by our Compensation Committee and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For 2012, the Committee determined to maintain Mr. Lucia's base salary at the level set in 2011 and the other Named Executive Officers' base salaries at the level set in 2010. In January 2013, the Committee reevaluated base salaries for the Named Executive Officers, and made the following adjustments: (i) Mr. Hosp's base salary was increased from $425,000 to $450,000, and (ii) Mses. Benko's and Perrin's base salaries were increased from $400,000 to $450,000.

Annual Short-Term (Cash) Incentive Compensation

General

The Compensation Committee has the authority to award annual short-term (cash) incentive compensation to our Named Executive Officers in accordance with specific performance criteria established each year and based on the extent to which those criteria were achieved. The Compensation Committee believes that this component of our executive compensation program promotes the Company's performance-based compensation philosophy by providing Named Executive Officers with direct financial incentives in the form of annual cash incentives for achieving specific performance goals. Criteria for the annual short-term (cash) compensation awards are established and awards are ultimately made in a manner intended to reward both overall corporate performance and an individual's participation in attaining such performance. Our annual short-term (cash) incentive awards are paid in cash, ordinarily in a single payment in the first quarter following the completion of the fiscal year.

Annual Incentive Plan

The Named Executive Officers participate in the Company's Annual Incentive Plan, pursuant to which, for 2012, the Named Executive Officers were eligible to receive a maximum bonus award based on a percentage of net income achieved for the fiscal year. Net income was selected as the performance metric under the Annual Incentive Plan because it is a primary reporting metric for the Company and is based on generally accepted accounting principles. Net income includes all income and expense items and all gains and losses, whether they are considered recurring or non-recurring. The Committee selected net income as the performance metric to ensure that the maximum potential payout is limited to a predetermined percentage of reported earnings.

Maximum Award

For 2012, the maximum potential award for Mr. Lucia was equal to 5% of our 2012 net income and the maximum potential award for each of the other Named Executive Officers was equal to 2.5% of our 2012 net income. The Committee uses these percentages of net income to determine the maximum bonus awards payable to the Named Executive Officers and then may exercise its downward discretion to reduce, but not increase, those maximum award payouts. However, in no event can an award exceed the Annual Incentive Plan's per person maximum of $2.0 million.

Reduction of Maximum Award

The Committee may reduce the maximum bonus awards based on the pre-determined annual short-term (cash) incentive award opportunity, or bonus target, established for each Named Executive Officer. As discussed below, in exercising its discretion whether to reduce the maximum awards, the primary factors that the Compensation Committee considers when determining the actual short-term (cash) incentive compensation for our Named Executive Officers are pre-determined financial performance objectives, but it may increase (though not above the above-noted maximum) or decrease the annual award based on a Named Executive Officer's attainment of goals relating to strategic objectives or to account equitably for items impacting the predetermined performance objectives that are non-recurring in nature.

2012 Financial Goals

The target annual award opportunity for our Named Executive Officers for 2012 and the pre-determined financial and other goals against which their performance was measured were as follows:

Named Executive Officer	Target Award Opportunity (as a % of base salary)	Financial & Other Objectives
W. C. Lucia	100%	100% based on Company's achievement of adjusted EBITDA target
W. D. Hosp	65%	100% based on Company's achievement of adjusted EBITDA target
A. Benko	76%	Based in part on HDI's achievement of adjusted EBITDA target and in part upon her contribution to HDI's integration with the Company
S. Curtin	65%	50% based on Company's achievement of adjusted EBITDA target 50% based on achievement of business area adjusted EBITDA targets
M. Perrin	65%	50% based on Company's achievement of adjusted EBITDA target 50% based on achievement of business area adjusted EBITDA targets

The financial objective established for 2012 short-term (cash) incentive awards at the corporate level and at the business area level was adjusted EBITDA. We define adjusted EBITDA, which is a non-GAAP measure, as earnings before interest, taxes, depreciation, amortization, and stock based compensation. We believe that adjusted EBITDA is a strong indicator of our overall performance. In addition, it is one of the key indicators used by industry analysts to evaluate our operating performance.

Messrs. Lucia's and Hosp's awards were based solely on the achievement by the Company of a specific adjusted EBITDA target. As illustrated in the chart below, the applicable percentage of the bonus target to be paid varies with the percentage of the Company's attainment of its adjusted EBITDA target. The adjusted EBITDA target for 2012 was $183.2 million.

Adjusted EBITDA Target *(in millions)*	Percent of Target Achieved	Bonus Multiple
<$164.8	<90%	-
$164.8	90%	0.33
$183.2	100%	1.0
$201.5	200%	2.0

For 2012, because it was the first year that HDI was part of the Company, Ms. Benko's annual short-term (cash) incentive award opportunity was based primarily on HDI's achievement of a specified adjusted EBITDA target (the "Business Area Component") and included an individual objective of assisting with HDI's integration into the Company. In addition, in connection with the HDI acquisition, for 2012, her target award opportunity was set at 76% of her base salary. For 2013, her target award opportunity will be 65% of her base salary, consistent with our other Executive Vice Presidents.

Ms. Benko's business area adjusted EBITDA target for 2012 was $37.6 million and as illustrated below, the percentage of the Business Area Component of her target annual incentive award opportunity varies with the percentage of her business area's attainment of adjusted EBITDA target.

Benko Business Area Adjusted EBITDA Target *(in millions)*	Percent of Target Achieved	Bonus Multiple
<$33.9	<90%	-
$33.9	90%	0.33
$37.6	100%	1.0
$41.4	110%	1.2
$47.5	126%	1.6

Given the roles of Mr. Curtin and Ms. Perrin as leaders of specific operating areas, the Committee, taking into account the advice of Mr. Lucia and FWC, determined that short-term (cash) incentive compensation for these Named Executive Officers should be based on both the achievement of a Company-specific financial objective and a business area financial objective. As a result, their 2012 annual short-term (cash) incentive award opportunity was based on the following: (i) 50% was based on the Company's achievement of a specified adjusted EBITDA target (the "Company Component") and (ii) 50% was based on their respective Business Area Component. The Committee believes that this weighting between the Company Component and the Business Area Component provides the appropriate balance between linking Mr. Curtin's and Ms. Perrin's short-term (cash) compensation to Company performance, over which they have limited control and linking it to their own performance through their respective business area's adjusted EBITDA over which they have more control and in each case, providing an incentive that focuses on encouraging sustained growth and long-term success.

Mr. Curtin's business area adjusted EBITDA target for 2012 was $254.2 million and as illustrated below, the percentage of the Business Area Component of his target annual incentive award opportunity varies with the percentage of his business area's attainment of its adjusted EBITDA.

Curtin Business Area Adjusted EBITDA Target *(in millions)*	Percent of Target Achieved	Bonus Multiple
<$228.8	<90%	-
$228.8	90%	0.33
$254.2	100%	1.00
$279.6	110%	1.5

Ms. Perrin's business area adjusted EBITDA target for 2012 was $329.2 million and as illustrated below, the percentage of the Business Area Component of her target annual incentive award opportunity varies with the percentage of her business area's attainment of its adjusted EBITDA target.

Perrin Business Area Adjusted EBITDA Target *(in millions)*	Percent of Target Achieved	Bonus Multiple
<$296.3	<90%	-
$296.3	90%	0.33
$329.2	100%	1.00
$362.1	110%	1.5

2012 Individual Goals

With the exception of Ms. Benko, for 2012, specific individual goals were not set for the Named Executive Officers. Following the completion of the fiscal year, the Compensation Committee assesses each Named Executive Officer's overall contributions to helping the Company achieve its financial objective by (i) improving revenue, net income, cash flow, operating margins, earnings per share and return on shareholders' equity, (ii) developing competitive advantages, (iii) dealing effectively with the growing complexity of our business, (iv) developing business strategies, managing costs and improving the quality of our services as well as customer satisfaction, (v) successfully executing divestitures, acquisitions and strategic partnerships, (vi) implementing operating efficiencies and (vii) general performance of individual job responsibilities.

In light of the Company's acquisition of HDI in December 2011, for 2012, Ms. Benko was given an individual goal of assisting with HDI's integration with the Company, and provided she exceeded the adjusted EBITDA target for her business area, she was eligible to receive up to 100% of the incremental bonus she earned for exceeding that target based on the Committee's assessment of her achievement of her individual objective.

2012 Short-Term (Cash) Incentive Compensation Calculations

For 2012, the Company did not achieve its adjusted EBITDA target. In addition, with the exception of Ms. Benko, none of the other Named Executive Officers achieved the adjusted EBITDA targets for their respective business units. As a result, the Committee, in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2012 awards for Messrs. Hosp, Lucia and Curtin and Ms. Perrin, took into consideration the Company's and the respective business units' underachievement of their financial targets and did not award short-term (cash) incentive compensation to these Named Executive Officers.

For 2012, HDI achieved an adjusted EBITDA of $47.5 million, or 26.3% over its target of $37.6 million. The Committee in exercising its discretion under the Annual Incentive Plan to determine the amount of the 2012 award for Ms. Benko considered both the extent to which her business area exceeded its adjusted EBITDA target and her contributions toward HDI's integration, and awarded her $488,575 for the achievement of her business area financial objective and $92,138, or 50% of the incremental award she earned for exceeding her business area financial objective, for her contributions toward HDI's integration.

Long-Term Incentive Compensation

2012 Competitive Review

In September 2012, the Compensation Committee evaluated the long-term incentive compensation component of the executive compensation program. With the guidance of FWC, the Committee reviewed the Company's long-term incentive grant practices, including a review of share usage (shares granted in equity plans as a percentage of weighted average shares outstanding), potential dilution relative to peer group practice and fair value transfer that measures the aggregate value of long-term incentives in absolute dollars and as a percent of market capitalization. The Committee noted that because the Company did not achieve the pre-defined earnings per share growth targets for the long-term incentive compensation granted to certain of the Named Executive Officers in 2010 and 2011, half of the stock options granted to those Named Executive Officers for those years did not vest and were terminated in February 2013 (specifically, 30,000 stock options for Mr. Lucia and 24,000 stock options for each of Messrs. Hosp and Curtin and Ms. Perrin granted in October 2010 at an exercise price of $19.77 were terminated; and 71,628 stock options for Mr. Lucia and 25,369 stock options for each of Messrs. Hosp and Curtin and Ms. Perrin granted in October 2011 at an exercise price of $22.95 were terminated).

Taking into consideration FWC's recommendations, the Committee established a target amount for total long-term compensation using the same dollar value of each Named Executive Officer's 2011 grant as a basis for determining the number of stock options to be granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin). The target amount for Messrs. Lucia and Curtin and Mses. Benko and Perrin brought their target total direct compensation (including the annualized value of the special retention grant received by Messrs. Lucia and Curtin and Ms. Perrin in February 2011) to between the 25th percentile and the median for the 2012 Peer Group and the target amount for Mr. Hosp brought his target total direct compensation (including the annualized value of the special retention grant he received in February 2011) to between the median and the 75th percentile for the 2012 Peer Group.

How Awards Are Granted

The long-term component of our executive compensation program has generally consisted of stock options and was expanded to include restricted stock awards in 2009 and restricted stock units in 2011. We believe that equity grants provide our Named Executive Officers with a strong link to our long-term performance in order to create an ownership culture and help to align their interests with those of our shareholders.

Typically, during the fourth quarter of each year, the dates for the upcoming year's meetings of the Compensation Committee are scheduled. The award determination takes place at the regularly scheduled meeting of the Compensation Committee held following the second quarter of each year. Equity awards are typically granted to our executives annually on or about October 1. Our President and Chief Executive Officer presents the Compensation Committee with recommendations for equity awards for our other Named Executive Officers. These equity awards are granted based upon the Compensation Committee's subjective evaluation of the appropriate grant depending upon the level of responsibility of each Named Executive Officer. In accordance with our Fourth Amended and Restated 2006 Stock Plan (the "2006 Stock Plan"), we set the exercise price of all stock options equal to the closing price of our common stock on the NASDAQ Global Select Market on the day of the grant. Accordingly, a stock option grant will provide a return to the executive officer only in the following circumstances: (i) the executive officer remains employed during the vesting period (ii) the performance conditions (which relate to 50% of the stock option grant) are achieved and (iii) the market price of our common stock appreciates from the option's exercise price. As a result, stock options strongly support our objective of ensuring that pay is aligned with changes in shareholder value.

We have issued restricted stock awards and restricted stock units to support the goal of retaining our Named Executive Officers and further aligning the interests of our executives with shareholders. Restricted stock awards and restricted stock units issued to executives generally vest in installments over the period specified by the Compensation Committee. Accordingly, restricted stock awards and restricted stock units will provide a return to the executive officer only if the executive officer remains employed during the vesting period. The value of the restricted stock awards and restricted stock units to the executive increases as the market price of our common stock increases, but because no specific amount of market price appreciation is necessary for a return to be provided to the executive, the number of shares underlying a restricted stock award and a restricted stock unit is lower relative to the number of shares underlying a stock option grant.

2012 Long-Term Incentive Plan Grants

For the 2012 fiscal year, in making its determinations with respect to granting long-term incentives, the Compensation Committee considered FWC's recommendations based on the 2012 Competitive Review, in addition to several objective factors, including comparative share ownership of similarly-situated executives, the Company's financial performance, the amount of equity previously awarded, the vesting of such awards and the retention value of the award. In determining amounts of long-term incentive compensation to be awarded, no fixed or specific mathematical weighting was applied to the subjective or the objective assessment of the Named Executive Officers' individual achievements.

Consistent with prior years, the Committee determined that the Named Executive Officers would receive 50% of the value of their total 2012 annual long-term incentive awards in time-vested stock options and 50% in performance-based stock options. The Committee believes that this mix of vesting supports several important objectives, including compensating Named Executive Officers for achievement of long-term goals tied to business strategy through the use of performance-based vesting, rewarding Named Executive Officers for sustained increases in stock price and ensuring the overall cost of the program is aligned with compensation realized by Named Executive Officers and performance delivered to shareholders. In addition, annual grants of long-term incentives are intended to be competitive with those of our 2012 Peer Group.

In October 2012, the Compensation Committee approved the grant of non-qualified stock options to purchase: (i) 128,201 shares of our common stock to Mr. Lucia and (ii) 45,404 shares of our common stock to Messrs. Hosp and Curtin and Mses. Benko, and Perrin. The exercise price for these stock options was $27.79 per share. These stock options are exercisable over seven years and vest as follows: 50% vests ratably over a three-year period commencing on December 31, 2013 and provided the executive remains employed as of December 31, 2015, the remaining 50% shall vest if the Company's adjusted EPS for the fiscal year ending December 31, 2013 is at least 10% higher than the Company's adjusted EPS for its fiscal year ended December 31, 2012 and its adjusted EPS for the year ending December 31, 2014, is at least 25% higher than its adjusted EPS for its fiscal year ended December 31, 2012.

2013 Restricted Stock Unit Award

In February 2013, the Committee awarded the Named Executive Officers restricted stock units with an aggregate value of $4.95 million. The Committee believes that restricted stock units provide a retention incentive, enhance executive stock ownership, and align the interests of our executives with the interests of our shareholders. In addition, awarding restricted units to our executives allows the Committee to balance our annual stock option grants that are focused on long-term performance measured through stock price appreciation with restricted stock unit awards that provide a strong retention incentive.

On February 27, 2013, Mr. Lucia was awarded 23,486 restricted stock units and each of Mr. Hosp and Mses. Benko and Perrin were awarded 17,397 restricted stock units based on the closing price of our common stock of $28.74 on the NASDAQ Global Select Market on that date. Provided we record positive operating income for the year ending December 31, 2013, the restricted stock units will vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance and a 401(k) plan. Our Named Executive Officers are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. The Company matches 100% of participant contributions to our 401(k) plan up to 3% of their eligible compensation and 50% of the next 2% of their eligible compensation contributed to the 401(k) plan, up to a maximum of $10,000 per annum.

Severance and Change-in-Control Benefits

To enable us to offer competitive total compensation packages to our senior executives, as well as to ensure the ongoing retention of these individuals when considering transactions that may create uncertainty as to their future employment with us, in 2011, the Compensation Committee approved standardizing the terms of employment of our senior executives, which included providing consistent separation and change-in-control protection. In 2012 we entered into new employment agreements with each of our executive officers.

Based on information provided by FWC, the Committee believes that the protection afforded by the revised terms of employment described above provides a level of benefits that are estimated to be within a reasonable range based on competitive practices with respect to comparable positions. We believe that the benefits provided under these agreements are consistent with the Company's objective of attracting and retaining highly qualified executives and provide reasonable assurance so that our senior executives are not distracted from their duties during the uncertainty that may accompany a possible change in control.

We have provided detailed information about Mr. Lucia's employment agreement and our agreements with the other Named Executive Officers and the benefits provided to Mr. Lucia and the other Named Executive Officers under their respective agreements, along with estimates of the value of such benefits under various circumstances, under the caption "Potential Payments upon Termination of Employment or Change-in-Control" below.

Insider Trading Policy

Our Insider Trading Policy prohibits our employees and directors from, among many other actions, purchasing our securities on margin, borrowing against our securities held in a margin account, pledging our securities as collateral for a loan and entering into hedging and derivative transactions with respect to our securities.

Tax Considerations

Code Section 162(m) prohibits us from deducting any compensation in excess of $1 million paid to our Chief Executive Officer and the three other most highly compensated Named Executive Officers employed at the end of the year (other than our Chief Financial Officer), except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments or arrangements that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by our Named Executive Officers for the fiscal years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[3] ($)	Total Compensation ($)
William C. Lucia	2012	650,000	—	—	1,200,000[4]	—	10,000	1,860,000
President and Chief	2011	650,000	—	1,350,000[5]	1,200,000[6]	555,775	9,800	3,765,575
Executive Officer	2010	553,846	—	—	425,200[7]	500,692	9,800	1,489,538
Walter D. Hosp	2012	425,000	—	—	424,995[4]	—	10,000	859,995
Executive Vice								
President	2011	425,000	—	900,000[5]	425,000[6]	309,354	9,800	2,069,154
Chief Financial Officer	2010	367,308	—	—	340,160[7]	244,715	9,800	961,983
Andrea Benko[8]	2012	396,089	—	—	424,995[4]	580,713	10,000	1,142,084
Executive Vice								
President, HDI								
Sean Curtin[9]	2012	400,000	—	—	424,995[4]	—	10,000	834,995
Former Executive Vice	2011	400,000	—	900,000[5]	425,000[6]	275,000	—	2,000,000
President, Chief	2010	340,384	37,500[10]	—	340,160[7]	269,785	—	987,829
Operations Officer								
Maria Perrin	2012	400,000	—	—	424,995[4]	—	10,000	834,995
Executive Vice								
President,	2011	400,000	—	900,000[5]	425,000[6]	285,000	9,800	2,019,800
Chief Marketing Officer	2010	340,384	—	—	340,160[7]	242,984	9,800	933,328

(1) The amounts in this column represent the grant date fair value of service-based restricted stock units computed in accordance with Financial Accounting Standards Board (FASB) guidance on stock-based compensation, assuming all service conditions are met. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2011 Annual Report on Form 10-K (the "2011 Form 10-K"). The grant date fair value of service-based restricted stock units is determined based on the number of shares granted and the fair value of our common stock on the grant date, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date.

(2) The amounts in this column represent the grant date fair value of the service/performance-based stock option grants computed in accordance with FASB guidance on stock-based compensation, assuming all service and performance conditions are met. The relevant assumptions made in the valuations for the 2012, 2011 and 2010 stock option grants may be found in Note 10 of the Notes to Consolidated Financial Statements in (i) our 2012 Annual Report on Form 10-K (the "2012 Form 10-K"), (ii) our 2011 Form 10-K and (iii) our 2010 Annual Report on Form 10-K, respectively. The grant date fair value of service/performance-based stock options is determined based on the number of shares granted and the fair value of our common stock on the grant date, which is the Black Scholes value of closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date.

(3) The amounts in this column reflect 401(k) employer matching contributions.

(4) In October 2012, Messrs. Lucia, Hosp and Curtin and Mses. Perrin and Benko were each granted non-qualified stock options to purchase shares of our common stock under the Fourth Amended and Restated 2006 Plan or the 2006 Stock Plan, with an exercise price per share of $27.79. Mr. Lucia was granted a non-qualified stock option for 128,201 shares and the other Named Executive Officers were each granted a non-qualified stock option for 45,404 shares.

(5) In February 2011, Messrs. Lucia, Hosp and Curtin and Ms. Perrin were each granted restricted stock units under the 2006 Stock Plan, at a market price per share of $24.64. Mr. Lucia was

granted 54,786 restricted stock units and the other Named Executive Officers were each granted 36,525 restricted stock units.

(6) In October 2011, Messrs. Lucia, Hosp and Curtin and Ms. Perrin were each granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at a purchase price per share of $22.95. Mr. Lucia was granted a non-qualified stock option for 143,256 shares and the other Named Executive Officers were each granted a non-qualified stock option for 50,737 shares.

(7) In October 2010, Messrs. Lucia, Hosp and Curtin and Ms. Perrin were each granted non-qualified stock options to purchase shares of our common stock under the 2006 Stock Plan, at a purchase price per share of $19.77. Mr. Lucia was granted a non-qualified stock option for 60,000 shares and the other Named Executive Officers were each granted a non-qualified stock option for 48,000 shares.

(8) Ms. Benko was appointed as an executive officer in December 2011 in connection with our acquisition of HealthDataInsights, Inc. or HDI.

(9) Mr. Curtin resigned as our EVP, Chief Operations Officer effective December 31, 2012, but remained an employee through February 2013.

(10) In January 2011, the Compensation Committee awarded Mr. Curtin a discretionary bonus based upon his 2010 performance.

Narrative Discussion to Summary Compensation Table and Grants of Plan-Based Awards Table

The following discussion supplements the information provided in the Summary Compensation Table that precedes this discussion and the Grants of Plan Based Awards Table that follows this discussion.

Bonus

The "Bonus" column in the Summary Compensation Table represents one-time discretionary bonuses by our Compensation Committee or Board of Directors.

Stock Awards

In February 2011, our Named Executive Officers were granted restricted stock units under the 2006 Stock Plan. The restricted stock units vest in 25% increments, with the first 25% vesting on the second anniversary of the grant date and the remainder vesting ratably on the third, fourth and fifth anniversaries of the grant date. See "Potential Payments upon Employment Termination or Change-in-Control" for additional information regarding matters that could affect the vesting of such awards.

Option Awards

In October 2012, 2011 and 2010, our Named Executive Officers were granted non-qualified stock options under the 2006 Stock Plan. The stock options vest as follows: (i) 50% of the grant vests annually in one-third increments, with the first one-third vesting on December 31 of the year after the grant date and the remaining two-thirds vesting on December 31 of the second and third year after the grant date and (ii) 50% vests on December 31 of the third year after the grant date to the extent that certain pre-defined financial and service conditions are satisfied.

See "Grants of Plan Based Awards, for the year ended December 31, 2012" for information regarding the options granted in 2012 and "Potential Payments upon Employment Termination and Change-in-Control" for additional information regarding matters that could affect the vesting of such options.

Non-Equity Incentive Plan Compensation

The amounts set forth in this column reflect the amounts paid to our Named Executive Officers as part of their annual short-term (cash) incentive compensation, as discussed in the Compensation Discussion and Analysis, which precedes the Summary Compensation Table. Each Named Executive Officer has a targeted annual short-term (cash) incentive award opportunity that is based on a percentage of his/her base salary for the fiscal year and which is earned based on the Named Executive Officer's achievement of short-term financial goals and other strategic objectives measured over the year.

Grants of Plan-Based Awards For the Year Ended December 31, 2012

Name	Grant Date	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Options(4)	Grant Date Fair Value of Option Awards(5)
			Threshold ($)	Target ($)	Maximum ($)	Target (#)	(#)	($/Sh)	($)
W.C. Lucia									
AIP			32,500	650,000	2,000,000				
Options	10/5/12	10/2/12				64,101	64,100	$27.79	1,200,000
W.D. Hosp									
AIP			13,825	276,250	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995
A.Benko									
AIP			13,000	260,000	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995
S. Curtin									
AIP			13,000	260,000	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995
M. Perrin									
AIP			13,000	260,000	1,262,900				
Options	10/5/12	10/2/12				22,702	22,702	$27.79	424,995

AIP: Annual Incentive Plan

Options: Service and performance based non-qualified stock options

(1) Amounts represent the short-term (cash) incentive compensation that could be earned by the Named Executive Officers. The threshold amount shown is 5% of the individual's targeted annual award opportunity, which would be payable if the Company achieved 90% of the applicable targeted financial measure for 2012. The target amount shown is 100% of the individual's targeted annual award opportunity and assumes that the Named Executive Officer achieves all related predetermined financial or other objectives. The maximum amount represents the shareholder-approved maximum payout under the Annual Incentive Plan. The Annual Incentive Plan is intended to meet the requirements of Internal Revenue Code Section 162(m), and the maximum column reflects maximum awards possible under the Annual Incentive Plan. The actual short-term (cash) incentive compensation paid for 2012 is shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. Our short-term (cash) incentive plan is described in the Compensation Discussion and Analysis, under the heading "Annual Short-Term (Cash) Incentive Compensation." For 2012, Mr. Lucia's target award opportunity was 100% of his base salary, Ms. Benko's target award opportunity was 76% of her base salary and the target award opportunity for our other Named Executive Officers was 65% of his/her base salary.

(2) Amounts represent the portion of the non-qualified stock option grant made to each Named Executive Officer in 2012 that is conditioned on our financial performance. These non-qualified stock option grants and their vesting schedule are described in the Compensation Discussion and Analysis under the heading "Long Term Incentive Compensation."

(3) Amounts represent the portion of the non-qualified stock option grant made to the Named Executive Officers in 2012 that is conditioned on continued service. The vesting schedule for these grants are described in the Compensation Discussion and Analysis under the heading "Long Term Incentive Compensation" and in the Narrative Discussion to the Summary Compensation Table and Grants of Plan-Based Awards Table.

(4) The exercise price equals the closing price of our common stock on the date of the grant.

(5) The amounts in this column represent the grant date fair value of each stock option grant computed in accordance with FASB guidance on stock-based compensation, assuming all performance conditions are met. The relevant assumptions made in the valuations may be found in Note 10 of the Notes to Consolidated Financial Statements in our 2012 Form 10-K.

Outstanding Equity Awards at December 31, 2012

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]
William C. Lucia						47,970[2]	1,243,382
						54,786[3]	1,420,053
	128,658	-	-	3.14	5/4/16		
	289,005	-	-	3.66	6/26/16		
	60,000	-	-	12.60	10/1/16		
	20,000	10,000[4]	-	19.77	9/30/17		
	23,876	47,752[6]	-	22.95	9/30/18		
	-	64,100[7]	64,101[7]	27.79	10/4/19		
Walter D. Hosp						38,376[2]	994,706
						36,525[3]	946,728
	180,000	-	-	6.37	7/2/17		
	75,000	-	-	7.99	9/30/15		
	48,000	-	-	12.60	10/1/16		
	16,000	8,000[4]	-	19.77	9/30/17		
	8,457	16,912[6]	-	22.95	9/30/18		
	-	22,702[7]	22,702[7]	27.79	10/4/19		
Andrea Benko						16,616[5]	430,687
	-	22,702[7]	22,702[7]	27.79	10/4/19		
	14,875	44,628[9]	-	31.37	12/30/19		
Sean Curtin						28,782[2]	746,029
						36,525[3]	946,728
	30,000	-	-	7.99	9/30/15		
	30,000	30,000[8]	-	12.60	10/1/16		
	16,000	8,000[4]	-	19.77	9/30/17		
	8,457	16,912[6]	-	22.95	9/30/18		
	-	22,702[7]	22,702[7]	27.79	10/4/19		
Maria Perrin						47,970[2]	1,243,382
						36,525[3]	946,728
	13,458	-	-	7.43	4/30/17		
	45,000	-	-	7.99	9/30/15		
	48,000	-	-	12.60	10/1/16		
	16,000	8,000[4]	-	19.77	9/30/17		
	8,457	16,912[6]	-	22.95	9/30/18		
	-	22,702[7]	22,702[7]	27.79	10/4/19		

(1) Market value of shares or units of stock that have not vested is calculated by multiplying the closing sales price per share of our common stock on The NASDAQ Global Select Market on December 31, 2012 ($25.92) by the number of shares of stock that have not vested.

(2) Represents shares of restricted stock granted on February 19, 2009 which vested in one quarter increments on the second, third and fourth anniversary of the grant date. The remainder will vest on the fifth anniversary of the grant, or February 19, 2014, subject to the Named Executive Officer's continued employment.

(3) Represents restricted stock units granted on February 18, 2011, of which one quarter vested on the second anniversary of the grant date. The remaining three quarters will vest ratably on the third, fourth

and fifth anniversaries of the grant date, subject to the Named Executive Officer's continued employment.

(4) Represents stock options granted on October 1, 2010 which vested in one third increments on December 31, 2011 and 2012. Subject to the Named Executive Officer's continued employment, the remainder will vest on December 31, 2013.

(5) Represents restricted stock units granted on December 21, 2011, one quarter of which vested on the first anniversary of the grant date, and subject to Ms. Benko's continued employment, the remainder will vest ratably on the second, third and fourth anniversaries of the grant date.

(6) Represents stock options granted on October 1, 2011 of which one third vested on December 31, 2012. Subject to the Named Executive Officer's continued employment, the remainder will vest on December 31, 2013 and 2014.

(7) Represents stock options granted on October 5, 2012, with the following vesting schedule: 50% vests in one-third increments on December 31, 2013, 2014 and 2015 and 50% vests on December 31, 2015 to the extent that certain pre-defined performance and service conditions are satisfied.

(8) Represents stock options granted on October 1, 2009.

(9) Represents stock options granted on December 21, 2011, which vest in one quarter increments. The first quarter vested on December 31, 2012 and subject to the Named Executive Officer's continued employment, the remainder will vest on December 31, 2013, 2014 and 2015.

2012 Option Exercises and Stock Vested

The following table sets forth certain information concerning the stock options exercised and stock awards that vested for our Named Executive Officers during the year ended December 31, 2012.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise[(1)] ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[(2)] ($)**
W.C. Lucia	183,337	3,517,839	23,985	792,994
W.D. Hosp	45,000	1,013,558	19,188	634,355
A. Benko	-	-	5,538	142,714
S. Curtin	37,500	715,177	14,391	475,766
M. Perrin	20,001	539,086	23,985	792,994

(1) The value realized on the exercise of stock options is based on the difference between the exercise price and the market price (used for tax purposes) of our common stock on the date of exercise.

(2) Value realized on vesting represents the number of shares acquired on vesting multiplied by the market value of the shares of our common stock on the vesting date, which is the closing price of the shares on February 17, 2012.

Potential Payments Upon Termination of Employment or Change in Control

The following information and table set forth the additional amounts payable to each of our Named Executive Officers in the event of a termination of employment as a result of involuntary termination, resignation for Good Reason (as defined below), resignation for Good Reason upon a Change in Control (as defined below) and involuntary termination following a Change in Control.

Assumptions and General Principles

Set forth below are the assumptions and general principles used to calculate the amounts payable to each Named Executive Officer in each circumstance set forth in the table. The actual amounts to be paid to the Named Executive Officer can only be determined at the time the Named Executive Officer's employment terminates or upon a Change in Control.

- The amounts shown in the table are based on the assumption that each Named Executive Officer was terminated on December 31, 2012. Accordingly, the table reflects amounts earned as of December 31, 2012 and includes estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination or Change in Control. The table also reflects the targeted annual short-term (cash) incentive award that the Named Executive Officers would have been entitled to receive for 2012 and not the amount that the Compensation Committee determined to pay (as set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table).
- Regardless of the manner in which the Named Executive Officer's employment is terminated, a Named Executive Officer is entitled to receive (i) any earned but unpaid salary and accrued but unused paid time off through the date of termination and (ii) except in the event the termination is for Cause (as described below), any earned bonus for the calendar year preceding the calendar year in which his/her employment ends. Amounts due for unused paid time off for 2012 are not shown in the table.
- Under the terms of our 2006 Stock Plan, upon a Named Executive Officer's termination of employment (for any reason other than gross misconduct, which causes the options to immediately expire), stock option exercises will be limited to the portions of the stock options that were immediately exercisable at the date of such termination. The amounts shown in the table do not include the value of such immediately exercisable stock options.

Definitions From Award Agreements/2006 Stock Plan

- Under our Restricted Stock Award Agreement, "cause" means a termination with "cause" under the terms of the Named Executive Officer's employment agreement. Under our Non-qualified Stock Option Agreements and Restricted Stock Unit Agreements, "cause" is determined by the Compensation Committee or the Board of Directors. Under the 2006 Stock Plan, "cause" is equated with "gross misconduct," as determined by the Compensation Committee or Board of Directors.
- Under the terms of the 2006 Stock Plan, a "Change of Control" shall mean the occurrence of any of the following events: (i) at least a majority of the Board shall cease to consist of directors of the Company who served in such capacity at the time the 2006 Stock Plan was adopted or during each subsequent renewal term or were approved by a then majority of continuing directors for addition to Board; (ii) any "person" or "group" shall have acquired beneficial ownership (as defined in Regulation 13d-3) of shares having 30% or more of the voting power of all outstanding shares, unless such acquisition is preapproved by the Board; (iii) a merger or consolidation occurs in which the outstanding shares are converted into shares of another company, or other securities, or cash or other property and the pre-transaction shareholders cease to hold at least 55% of the post-change voting power, (iv) the sale of all, or substantially all, of the Company's assets occurs; or (v) the Company's stockholders approve a plan of complete liquidation of the Company, with the definition subject to further limitations if necessary to conform to Section 409A of the Internal Revenue Code of 1986.

Definitions From Employment Agreements

- "Cause" means: (i) fraud with respect to the Company or any of its subsidiaries and affiliates; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external Company counsel, or the Board concerning the operation or financial status of the Company or of any of its subsidiaries and affiliates; (iii) theft or embezzlement of assets of the Company or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the Named Executive Officer's employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow the Company's conduct and ethics policies that have been provided or made available to the Named Executive Officer; (vi) a material breach of the Named Executive Officer's employment agreement; and/or (vii) continued failure to attempt in good faith to perform his/her duties as reasonably assigned by the Board. Certain of the foregoing definitions permit the Named Executive Officer to attempt to cure the grounds for cause.

- "Good Reason" means, the occurrence, without the Named Executive Officer's prior written consent, of any of the following events: (i) a material diminution in his/her authority, duties or responsibilities (in Mr. Lucia's case, other than in connection with a portion of his authority, duties or responsibilities being assigned to or carried out by a President; and in Ms. Benko's case, other than as is involved in the operational integration of HDI, or adding other senior management or operational staff at HDI, provided she remains the most senior executive at HDI); (ii) a requirement that, in Mr. Lucia's case, he reports to an officer rather than to the Board and in the case of the other Named Executive Officers, that they report to a new supervisor who has materially diminished authority, duties or responsibilities in comparison to his/her previous supervisor; (iii) a material reduction in the Named Executive Officer's base salary; (iv) the Company's requiring, (a) in Mr. Lucia's case, that he perform his principal services in a geographic area more than 50 miles from the Company's offices in Irving, Texas, or such other place at which he has agreed to provide such services, (b) in Ms. Benko's case, that she perform her principal services more than 50 miles from Las Vegas, Nevada or such other place at which she has agreed to provide such services and (c) in the case of the other Named Executive Officers, that they perform their principal services primarily in a geographic area more than 50 miles from both the Company's headquarters in Irving, Texas and its office in New York, New York or such other place of primary employment at which they have agreed to provide such services; or (v) a material breach by the Company of any material provision of the Named Executive Officer's employment agreement. Good Reason is also subject to certain timing restrictions and our ability to cure the proposed Good Reason.
- "Change in Control" means:
  - the acquisition by an individual, entity or group (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns 50.01% or more of either (x) the then-outstanding shares of Company common stock or (y) the combined voting power of the then-outstanding Company securities entitled to vote in the election of directors; provided, however, that an acquisition from the Company or pursuant to a Business Combination (as defined below) that complies with subclauses (x) and (y) of clause (ii) will not be a Change in Control;
  - the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all (i.e., in excess of 85%), of its assets (a "Business Combination"), unless, immediately thereafter (x) all or substantially all of the beneficial owners immediately prior to such Business Combination beneficially own more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote in the election of directors, respectively, of the resulting or acquiring corporation in substantially the same proportions as their initial ownership and (y) no Person beneficially owns 50.01%, or more, of the then-outstanding shares of common stock of the acquiring

corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote in the election of directors (except if such ownership existed prior to the Business Combination); or

- a change in the composition of the Board that results, during any one year period, in the current directors (including directors subsequently elected by at least a majority of the Board, but excluding directors whose initial assumption of office occurred as a result of an actual or threatened election contest or similar circumstance) no longer constituting a majority of the Board, or the Board of a successor corporation.

Named Executive Officer and Type of Payment	Involuntary Termination	Resignation For Good Reason	Resignation For Good Reason Upon a Change in Control	Involuntary Termination Upon a Change in Control
W. C. Lucia, President & Chief Executive Officer[1][2]				
Cash severance	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Bonus payment	$1,300,000	$1,300,000	$1,300,000	$1,300,000
Continued health insurance coverage[3]	$3,654	$3,654	$3,654	$3,654
Restricted Stock[4]	-	-	$2,662,408	$2,662,408
Stock Options[5]	-	-	$203,290	$203,290
Total	$2,603,654	$2,603,654	$5,469,352	$5,469,352
W. D. Hosp, EVP, Chief Financial & Administrative Officer[6][7]				
Cash severance	$425,000	-	$425,000	$425,000
Continued health insurance coverage[8]	$10,310	-	$10,310	$10,310
Restricted Stock[4]	-	-	$1,940,685	$1,940,685
Stock Options[5]	-	-	$99,402	$99,402
Total	$435,310	-	$2,475,397	$2,475,397
A.Benko, EVP & President of HDI[6][7][9]				
Cash severance	$400,000	$400,000	$400,000	$400,000
Continued health insurance coverage[8]	$10,310	$10,310	$10,310	$10,310
Restricted Stock[4]	-	-	$430,521	$430,521
Stock Options[5]	-	-	-	-
Total	$410,310	-	$840,831	$840,831
S. Curtin, Executive Vice President & Chief Operations Officer[6][7]				
Cash severance	$400,000	-	$400,000	$400,000
Continued health insurance coverage[8]	$10,310	-	$10,310	$10,310
Restricted Stock[4]	-	-	$1,692,104	$1,692,104
Stock Options[5]	-	-	$498,804	$498,804
Total	$410,310	-	$2,601,218	$2,601,218
M. Perrin, EVP & Chief Marketing Officer[6][7]				
Cash severance	$400,000	-	$400,000	$400,000
Continued health insurance coverage[8]	$10,310	-	$10,310	$10,310
Restricted Stock[4]	-	-	$2,189,265	$2,189,265
Stock Options[5]	-	-	$99,402	$99,402
Total	$410,310	-	$2,698,977	$2,698,977

(1) If we terminate Mr. Lucia's employment without Cause, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided Mr. Lucia executes a separation agreement and release and complies with certain restrictive covenants (as described under "Executive Employment Agreements") and confidentiality provisions contained in his employment agreement, he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period, (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied, in which case it will be paid when bonuses are paid to the Company's executive officers, or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above, and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

(2) If within 24 months following a Change in Control, Mr. Lucia's employment is terminated without Cause or he resigns for Good Reason, provided he executes a separation agreement and release and complies with certain restrictive covenants and confidentiality provisions contained in his employment agreement, he will receive the amounts set forth in (1)(i) and (1)(ii) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

(3) If we terminate Mr. Lucia's employment without Cause, or if his employment ceases because of his death or disability or if he terminates his employment with Good Reason, then provided he executes and does not revoke a severance agreement and release, the Company will provide him with continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

(4) Under the terms of our Restricted Stock Award Agreements, in the event a Named Executive Officer ceases to be employed by the Company by reason of death, disability or involuntarily by the Company (other than (i) for "cause" and (ii) for "cause" within 24 months of a Change of Control), the restricted stock awards held by such Named Executive Officer shall vest in full. In addition, the Compensation Committee has the discretion to accelerate vesting of the restricted stock in the event of a Change of Control. Under the terms of our Restricted Stock Unit Agreements, in the event a Named Executive Officer ceases to be employed by the Company by reason of death, disability or involuntarily by the Company other than for "cause" within 24 months following a Change in Control, all of the restricted stock units held by such Named Executive Officer shall become fully vested. The amounts presented in the table represent the market value of outstanding restricted stock awards and restricted stock units, which is determined based on the number of shares/units granted and the fair value of our common stock on December 31, 2012, which is the closing sales price per share of our common stock reported on The NASDAQ Global Select Market on that date ($25.92), less the consideration paid by the recipient for the award ($0.01 per share).

(5) Under the 2006 Stock Plan (assuming no contrary provisions in the award agreements/the 2006 Stock Plan), if a Named Executive Officer ceases to be employed by the Company by reason of involuntary termination without "cause" by the Company during the 24-month period following a Change of Control, the Named Executive Officer's outstanding options, which are not then exercisable and vested, shall become fully vested and exercisable. The numbers included in the table represent the value of the unvested portion of the Named Executive Officer's stock options, assuming accelerated vesting (calculated based on the excess of the closing market price of our common stock on December 31, 2012, over the exercise prices of such options).

(6) If we terminate the Named Executive Officer's employment without Cause, in connection with a Change in Control or otherwise, then provided he/she executes and does not revoke a separation agreement and release and complies with a separate Noncompetition, Nonsolicitation, Proprietary and Confidential Information Agreement executed in connection with his/her employment agreement (the "Restrictive Covenants Agreement"), he/she will be entitled to receive cash severance in an amount equal to 12 times his/her monthly base salary paid ratably in equal installments over a 12 month period.

(7) If within 24 months following a Change in Control, the Named Executive Officer's employment is terminated without Cause or he/she resigns for Good Reason, provided he/she executes a separation agreement and release and complies with the Restrictive Covenant Agreement, he/she will receive the amounts set forth in (6) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control.

(8) In the event a Named Executive Officer is involuntarily terminated or involuntarily terminated upon a Change of Control, provided he/she executes and does not revoke a severance agreement and release, the Company will pay him/her a lump sum amount equal to 12 times the difference

between the monthly COBRA coverage premium for the same type of medical and dental coverage (single, family, or other) he/she is receiving as of the date his/her employment ends and his/her then monthly employee contribution.

(9) If Ms. Benko resigns for Good Reason on or before December 16, 2013, and provided she executes and does not revoke a severance agreement and release, she will be entitled to receive (i) cash severance in an amount equal to 12 times her monthly base salary paid ratably in equal installments over a 12 month period, (ii) any earned but unpaid annual bonus for the calendar year preceding the calendar year in which her employment ends, paid in a lump sum and (iii) the amount set forth in (8) above.

Executive Employment Agreements

See "*Potential Payments Upon Termination of Employment or Change in Control*" above for definitions of capitalized terms used below.

Employment Agreement with William C. Lucia — President and Chief Executive Officer

Effective March 1, 2013, we entered into a new Executive Employment Agreement (which was amended on April 30, 2013) and a Noncompetition, Nonsolicitation, Proprietary and Confidential Information and Developments Agreement (the "Restrictive Covenants Agreement") with William C. Lucia, our President and Chief Executive Officer on substantially the same terms as his prior agreement which expired on February 28, 2013. Unless earlier terminated, this agreement will terminate on February 28, 2015. Mr. Lucia is eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of performance or such other criteria as may be established from time to time by the Compensation Committee in its sole discretion. Mr. Lucia's annualized base salary remains at $650,000 and his target bonus remains at 100% of his base salary.

If we terminate Mr. Lucia's employment without Cause, in connection with a Change in Control (as defined in the agreement) or otherwise, or if his employment ceases because of his disability or if he terminates his employment with Good Reason (as defined in the agreement), then provided Mr. Lucia executes and does not revoke a separation agreement and release and complies with the Restrictive Covenants Agreement (as described below), he will be entitled to receive cash severance in an amount equal to (i) 24 times his monthly base salary paid ratably in equal installments over a 24 month period (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), (ii) twice a bonus component that will vary depending upon whether the bonus for the year of termination is intended to be "performance-based" compensation and the performance is satisfied or whether the bonus is under a different program, in which case it will be his target bonus and will be paid on the same schedule as (i) above (unless his termination/resignation is in connection with a Change in Control, in which case the payment will be in a single lump sum), and (iii) continued health coverage for 24 months or until he becomes eligible for health coverage from another employer, whichever is earlier.

Employment Agreements with Other Named Executive Officers

We have employment agreements that are at-will, subject to certain notice and/or severance provisions, with each of Mr. Hosp and Mses. Perrin and Benko. Mr. Curtin resigned as our Executive Vice President, Chief Operations Officer effective December 31, 2012 and his employment agreement terminated as of that date.

The agreements set forth the annualized base salary for these Named Executive Officers, which is currently $450,000. In addition, under the terms of these agreements, these Named Executive

Officers are eligible to receive bonus compensation from us in respect of each fiscal year (or portion thereof) during the term of his/her employment, in each case as may be determined by our Compensation Committee in its sole discretion on the basis of such performance-based or other criteria as it determines appropriate. Effective January 1, 2012, the targeted annual short-term (cash) incentive award opportunity for Mr. Hosp and Ms. Perrin was increased from 50% to 65% of his/her base salary. For 2013, Ms. Benko's targeted annual short-term (cash) incentive award opportunity is also set at 65% of her base salary.

If we terminate these executive's employment without Cause, in connection with a Change in Control or otherwise, then provided he/she executes and does not revoke a separation agreement and release and complies with the Restrictive Covenants Agreement, he/she will be entitled to receive (i) cash severance in an amount equal to 12 times his/her monthly base salary paid ratably in equal installments over a 12 month period, (ii) a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage the executive is receiving as of the date his/her employment ends and his/her then monthly employee contribution, which amount may be used for any purpose and (iii) any earned but unpaid annual bonus for the calendar year preceding the calendar year in which his/her employment ends. If within 24 months following a Change in Control, the Named Executive Officer's employment is terminated without Cause or he/she resigns for Good Reason, provided he/she executes a separation agreement and release and complies with the Restrictive Covenants Agreement, he/she will receive the amounts set forth in (i) above in a single lump sum payment, rather than in installments as applies outside of a Change in Control. If Ms. Benko resigns for Good Reason (as defined in her Employment Agreement) on or before December 16, 2013, and provided she executes and does not revoke a severance agreement and release, she will be entitled to receive the amounts set forth in (i), (ii) and (iii) above.

Nonsolicitation, Proprietary and Confidential Information and Developments Agreements

We have entered into Restrictive Covenants Agreements with each of our Named Executive Officers. Under the terms of the Restrictive Covenants Agreements, in Mr. Lucia's case, for the 24 months following the termination of his employment for any reason, and in the case of the other Named Executive Officers, for the 12 months following the termination of his/her employment for any reason, the Named Executive Officer is generally prohibited from: (i) engaging or assisting others in engaging in any business or enterprise in the United States that competes with the Company's business, products or services, (ii) soliciting or diverting or attempting to solicit or divert the business of any of the Company's current or prospective clients, (iii) soliciting, recruiting or inducing or attempting to solicit, recruit or induce any Company employee or independent contractor to leave the Company's employ (or, in some situations, hire), and (iv) disclosing or utilizing for the benefit of any entity other than the Company, any system or product development ideas discussed/explored, even if not implemented, during the Named Executive Officer's employment with the Company. The Restrictive Covenants Agreement also sets forth certain obligations with respect to proprietary and confidential information and developments and inventions.

PROPOSALS TO BE VOTED ON
PROPOSAL ONE: REINCORPORATION

Introduction

At the Annual Meeting, the shareholders of the Company will be asked to consider and vote upon a proposal to change the Company's state of incorporation from New York to Delaware (the "Reincorporation") pursuant to an Agreement and Plan of Merger by and between the Company (sometimes referred to herein as the "New York Corporation") and a wholly-owned subsidiary of the Company, HMS Holdings Corp., a Delaware corporation (the "Delaware Corporation"). The Agreement and Plan of Merger is described below and included in *Appendix A* to this proxy statement (the "Merger Agreement"). The Delaware Corporation would be the surviving corporation following the Reincorporation and will not have engaged in any activities prior to the Reincorporation except in connection with the Reincorporation.

Under the Merger Agreement, the New York Corporation will be merged with and into the Delaware Corporation (the "Merger"). Upon the effectiveness of the Merger, the New York Corporation will cease to exist, and the Delaware Corporation will continue to operate the Company's business under the name HMS Holdings Corp. The New York Corporation's officers and directors immediately before the Merger will be the Delaware Corporation's officers and directors immediately after the Merger.

For the reasons set forth below, the Board believes that approval of the Reincorporation is in the best interests of the Company and its shareholders and has approved the Reincorporation. Under applicable law, approval of the Reincorporation by shareholders representing a majority of the votes of all outstanding shares entitled to vote is required for approval of the Merger Agreement, the Merger and all related transactions effecting the change of the legal domicile of the Company.

Pursuant to New York law, if the Reincorporation is approved by the shareholders of the Company, shareholders who dissent from the Reincorporation will not be entitled to appraisal rights with respect to their shares of the Company.

Reasons for the Reincorporation

The purpose of the Reincorporation is to change the Company's state of incorporation from New York to Delaware. The Reincorporation is intended to cause, and will have the effect of causing, the Company to be governed by the Delaware General Corporation Law (the "DGCL") rather than by the New York Business Corporation Law (the "NYBCL").

Delaware has historically been a leader in adopting and interpreting comprehensive and flexible corporate laws responsive to the legal and business needs of corporations. Companies choosing to incorporate or reincorporate in Delaware commonly cite the following as reasons for their decision:

- the measure of predictability afforded to Delaware corporations from the body of case law interpreting the DGCL;
- the certainty afforded by the well-established principles of corporate governance;
- the sophistication and flexibility of the DGCL;
- the level of experience, speed of decision-making and degree of sophistication and understanding of the Delaware Court of Chancery; and
- the responsiveness of the Delaware General Assembly, which each year considers and adopts statutory amendments that have been proposed by the Corporation Law Section of the Delaware bar to meet changing business needs.

Vote Required:

The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to elect each of the five nominees to the Board.

The Board has considered the reasons listed above and others and concluded that reincorporation in Delaware is in the best interests of the Company and its shareholders. Therefore, the Board recommends that the shareholders vote "FOR" the proposal to reincorporate the Company in Delaware.

Summary Term Sheet of Reincorporation Merger

Constituent Entities:	HMS Holdings Corp., a New York corporation incorporated in New York in October of 2002. HMS Holdings Corp., a Delaware corporation and wholly-owned subsidiary of the Company that, prior to the Reincorporation, will not have engaged in any activities except in connection with the Reincorporation.
Approval:	The Reincorporation and the terms of the Merger Agreement were approved at a meeting of the Board held on April 25, 2013.
Transaction Structure:	To effect the Reincorporation, the New York Corporation will merge with and into its wholly owned subsidiary, the Delaware Corporation, and thereafter the New York Corporation will cease to exist as a separate entity. The Delaware Corporation will be the surviving entity.
Exchange of Stock:	Shares of common stock of the New York Corporation (the "Common Stock") will automatically be converted on a one-for-one basis into shares of common stock of the Delaware Corporation (the "Delaware Common Stock") at the effective time of the Reincorporation without any action required by the shareholders. Upon the effective time of the Reincorporation, the Delaware Corporation shall assume and continue any and all stock option, stock incentive and other equity-based award plans heretofore adopted by the New York Corporation (individually, an "Equity Plan" and, collectively, the "Equity Plans"), and shall reserve for issuance under each Equity Plan a number of shares of Delaware Common Stock equal to the number of shares of Common Stock so reserved by the New York Corporation immediately prior to the effective time of the Reincorporation. Each unexercised option or other right to purchase Common Stock granted under and by virtue of any such Equity Plan which is outstanding immediately prior to the effective time of the Reincorporation shall, upon the effective time of the Reincorporation, become an option or right to purchase Delaware Common Stock on the basis of one share of Delaware Common Stock for each share of Common Stock issuable pursuant to any such option or stock purchase right, and otherwise on the same terms and conditions and at an exercise or conversion price per share equal to the exercise or conversion price per share applicable to any such option or stock purchase right of the New York Corporation. Each other equity-based award relating to Common Stock granted or awarded under any of the Equity Plans which is outstanding immediately prior to the effective time of the Reincorporation shall, upon the effective time of the Reincorporation, become an award relating to Delaware Common Stock on the basis of one share of Delaware Common Stock for each share of Common Stock to which such award relates and otherwise on the same terms and conditions applicable to such award immediately prior to the effective time of the Reincorporation.
Purpose:	The purpose of the Reincorporation is to change the Company's state of incorporation from New York to Delaware and is intended to permit the Company to be governed by the DGCL rather than by the NYBCL.

Effective Time:	The Reincorporation will become effective upon the filing of the Certificate of Ownership and Merger with the Secretary of State of Delaware and the Certificate of Merger with the Secretary of State of New York. These filings are anticipated to be made as soon as practicable after receiving the requisite shareholder approval and as soon as permitted by the notice requirements of the Exchange Act or as early as practicable thereafter, and not later than September 30, 2013.
Effect of Merger:	At the effective time of the Reincorporation:

- the New York Corporation will cease to exist as a separate entity and the Delaware Corporation will be the surviving entity;
- the shareholders of the New York Corporation will become shareholders of the Delaware Corporation;
- the outstanding shares of Common Stock will automatically be converted on a one-for-one basis into shares of Delaware Common Stock;
- the Delaware Corporation shall possess all of the assets, liabilities, rights, privileges, and powers of the Company and the Delaware Corporation;
- the Delaware Corporation shall be governed by the applicable laws of Delaware and the Certificate of Incorporation (the "Delaware Certificate") and Bylaws (the "Delaware Bylaws") of the Delaware Corporation in effect at the effective time of the Reincorporation;
- the officers and directors of the New York Corporation will be the officers and directors of the Delaware Corporation; and
- the Delaware Corporation will continue to operate under the name HMS Holdings Corp., and continue with a ticker symbol of "HMSY."

Tax Consequences: The Reincorporation is intended to qualify as a tax-free reorganization for federal income tax purposes. If the Reincorporation does so qualify, (i) no gain or loss would generally be recognized by the shareholders of the Company upon conversion of shares of Common Stock into shares of Delaware Common Stock, (ii) each former holder of Common Stock will have the same basis in the Delaware Common Stock received or deemed received by such person pursuant to the Reincorporation as such holder had in the Common Stock held by such person immediately prior to the consummation of the Reincorporation, and such person's holding period with respect to such Delaware Common Stock will include the period during which such holder held the corresponding Common Stock, provided the latter was held by such person as a capital asset immediately prior to the consummation of the Reincorporation, and (iii) no gain or loss will be recognized by the Company or the Delaware Corporation. State, local or foreign income tax consequences may vary from the federal income tax consequences described above. The Company has not requested a ruling from the Internal Revenue Service, nor an opinion from its outside legal counsel, with respect to the federal income tax consequences of the Reincorporation under the Code, and we cannot assure you that the Internal Revenue Service will conclude that the Reincorporation qualifies as a reorganization under Section 368(a) of the Code. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR FOR TAX IMPLICATIONS RELATED TO YOUR PARTICULAR SITUATION.

The Merger

After the Reincorporation is effected by the Merger Agreement, the Delaware Corporation will emerge as the surviving corporation. The terms and conditions of the Reincorporation are set forth in the Merger Agreement attached to this proxy statement, and the summary of the terms and conditions of the Reincorporation set forth below is qualified by reference to the full text of the Merger Agreement. Upon consummation of the reincorporation, the Delaware Corporation will continue to exist in its present form under the name "HMS Holdings Corp.," and the New York Corporation will cease to exist. The Reincorporation will change the legal domicile of the New York Corporation, but will not result in a change in the principal offices, business, management, capitalization, assets or liabilities of the New York Corporation. By operation of law, the Delaware Corporation will succeed to all of the assets and assume all of the liabilities of the New York Corporation. The officers and directors of the New York Corporation are the officers and directors of the Delaware Corporation, and will be the officers and directors of the surviving corporation.

After the Reincorporation, the rights of shareholders and the Company's corporate affairs will be governed by the DGCL and by the certificate of incorporation and bylaws of the Delaware Corporation, instead of the NYBCL and the certificate of incorporation and bylaws of the New York Corporation. Certain material differences are discussed below under "Comparison of Shareholders Rights under Delaware and New York Corporate Law and Charter Documents." A copy of the Delaware Certificate is included as *Appendix B* to this proxy statement. A copy of the articles of incorporation and bylaws of the New York Corporation and the Delaware Bylaws are available for inspection by shareholders of the New York Corporation at the offices of the Company at 5615 High Point Drive, Irving, Texas 75038.

Upon the effectiveness of the Reincorporation, each outstanding share of Common Stock will be automatically converted into one fully paid and non-assessable share of Delaware Common Stock.

Each stock certificate representing issued and outstanding shares of Common Stock will continue to represent the same number of shares of Delaware Common Stock, and such certificates will be deemed for all corporate purposes to evidence ownership of shares of Delaware Common Stock. The New York Corporation does not have any shares of preferred stock issued and outstanding, therefore no shares of preferred stock of the Delaware Corporation will be issued at the effective time of the Reincorporation.

IT IS NOT NECESSARY TO SEND IN ANY OF YOUR STOCK CERTIFICATES REPRESENTING SHARES OF THE NEW YORK CORPORATION'S COMMON STOCK, AS IT WILL NOT BE NECESSARY FOR SHAREHOLDERS TO EXCHANGE THEIR EXISTING COMMON STOCK CERTIFICATES FOR DELAWARE COMMON STOCK CERTIFICATES.

If, however, a shareholder wishes to acquire a certificate reciting the name "HMS Holdings Corp." and referring to Delaware as its state of incorporation, after the effective date of the Reincorporation, the shareholder may do so by surrendering his certificate to the transfer agent for the Delaware Corporation with a request for a replacement certificate accompanied by the appropriate fee. The transfer agent for the New York Corporation and the Delaware Corporation is:

Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, New York 11717

Consummation of the Reincorporation is subject to the approval of the New York Corporation's shareholders. The affirmative vote of a majority of the outstanding shares entitled to vote thereon is required for approval of the proposed Reincorporation. A quorum exists if the holders of a majority of the shares of Common Stock outstanding are present at the meeting in person or by proxy.

Amendment to the Merger Agreement; Termination

The Merger Agreement may be terminated and the Reincorporation abandoned, notwithstanding shareholder approval, by the Board of the New York Corporation at any time before consummation of the Reincorporation if the Board determines that in its judgment the Reincorporation does not appear to be in the best interests of the New York Corporation or its shareholders.

Federal Income Tax Consequences of the Reincorporation

The following is a summary of certain U.S. federal income tax consequences relating to the Reincorporation as of the date of this proxy statement. Except where noted, this summary deals only with a stockholder who holds common stock as a capital asset.

For purposes of this summary, a "U.S. holder" means a beneficial owner of Common Stock who is any of the following for U.S. federal income tax purposes: (1) a citizen or resident of the United States, (2) a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (a) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reincorporation.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date of this proxy statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, perhaps with retroactive effect, could result in U.S. federal income tax considerations different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to a stockholder in light of his, her or its particular circumstances. In addition, it does not represent a description of the U.S. federal income tax consequences to a stockholder who is subject to special treatment under the U.S. federal income tax laws and does not address the tax considerations applicable to stockholders who may be subject to special tax rules, such as: financial institutions; insurance companies; real estate investment trusts; regulated investment companies; grantor trusts; tax-exempt organizations; dealers or traders in securities or currencies; stockholders who hold Common Stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. holders that have a functional currency other than the U.S. dollar; stockholders who actually or constructively own 10% or more of our Company's voting stock; or a non-U.S. holder who is a U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company." Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the Reincorporation.

The Company expects that the Reincorporation pursuant to the Merger Agreement will be a tax-free reorganization under Section 368(a) of the Code. Accordingly, a U.S. holder of Common Stock (a "Holder") will not recognize gain or loss in respect of the Holder's Common Stock as a result of the Reincorporation. The Holder's basis in a share of the Delaware Common Stock will be the same as Holder's basis in the corresponding share of Common Stock held immediately prior to the Reincorporation. The Holder's holding period in a share of the Delaware Common Stock will include the period during which the Holder held the corresponding share of Common Stock prior to the Reincorporation, provided the Holder held the corresponding share as a capital asset at the time of the Reincorporation. In addition, neither the New York Corporation nor the Delaware Corporation will recognize gain or loss as a result of the Reincorporation, and the Delaware Corporation will generally succeed, without adjustment, to the tax attributes of the New York Corporation.

The New York Corporation has not requested a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the federal income tax consequences of the Reincorporation under the Code. This summary is not binding on the IRS and there can be no assurance that the IRS (or a court, in the event of an IRS challenge) will agree with the conclusions stated herein. A successful IRS challenge to the reorganization status of the Reincorporation would result in a shareholder recognizing gain or loss with respect to each share of Common Stock exchanged in the Reincorporation equal to the difference between the shareholder's basis in such shares and the fair market value, as of the time of the Reincorporation, of the shares of Delaware Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the shares of Delaware Common Stock received in the exchange would equal their fair market value on such date, and the shareholder's holding period for such shares would not include the period during which the shareholder held shares of Common Stock prior to the Reincorporation.

State, local, or foreign income tax consequences to shareholders may vary from the federal tax consequences described above. Shareholders should consult their own tax advisors as to the effect of the Reincorporation under applicable federal, state, local, or foreign income tax laws.

Accounting Treatment

The Reincorporation is expected to be accounted for as a reverse acquisition in which the New York Corporation is the accounting acquirer and the Delaware Corporation is the legal acquirer. The management of the New York Corporation will be the management of the Delaware Corporation after the Reincorporation. Because the Reincorporation is expected to be accounted for as a reverse acquisition and not a business combination, no goodwill is expected to be recorded in connection therewith and the costs incurred in connection with the Reincorporation are expected to be accounted for as a reduction of additional paid-in capital.

Regulatory Approvals

The Reincorporation will not occur until the Company has received all required consents of governmental authorities, including the filing and acceptance of a Certificate of Ownership and Merger with the Secretary of State of Delaware, and the filing and acceptance of a Certificate of Merger with the Secretary of State of New York, and satisfied applicable requirements of the NASDAQ Global Market.

Securities Act Consequences

Pursuant to Rule 145(a)(2) under the Securities Act of 1933, as amended (the "Securities Act"), a merger which has the sole purpose of changing an issuer's domicile within the United States does not involve a sale of securities for the purposes of the Securities Act. Accordingly, separate Securities Act registration of shares of the Delaware Common Stock will not be required.

Description and Comparison of Capital Stock and Voting Rights

The New York Corporation's authorized capital stock consists of one hundred and twenty five million (125,000,000) shares of Common Stock, $0.01 par value per share, and five million (5,000,000) shares of Preferred Stock, $0.01 par value per share. On May 21, 2013, there were 87,704,119 shares of Common Stock of the New York Corporation outstanding and entitled to vote, constituting the only class of stock outstanding and entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote. On May 21, 2013, there were no shares of preferred stock issued and outstanding.

The Delaware Certificate provides that the authorized capital stock of the Delaware Corporation consists of (a) one hundred and twenty five million (125,000,000) shares of Common Stock, each share having a par value of $0.01, and (b) five million (5,000,000) shares of Preferred Stock, each share having a par value of $0.01.

The Merger Agreement provides that each outstanding share of the New York Corporation's common stock will be exchanged for one share of Delaware Common Stock. Accordingly, the interests of the shareholders relative to one another will not be affected by the Merger.

Operations Following the Reincorporation

The Delaware Corporation will continue the business of the Company after the Merger, and the Reincorporation will have no effect on the Company's operations.

Abandonment of the Reincorporation

The Board will have the right to abandon the Merger Agreement and thus the Reincorporation and take no further action towards reincorporating the Company in Delaware at any time before the effective date, even after shareholder approval, if for any reason the Board determines that it is not advisable to proceed with the Reincorporation.

Comparison of Shareholder Rights Under Delaware and New York Corporate Law and Charter Documents

Subject to shareholder approval prior to the effective time, as set forth in the Merger Agreement (the "Effective Time"), of the Reincorporation, the New York Corporation will change its state of incorporation to Delaware and will thereafter be governed by the DGCL and by the Delaware Certificate and the Delaware Bylaws (together, the "Delaware Charter Documents"). Upon the filing with and acceptance by the Secretary of State of Delaware of the Certificate of Ownership and Merger in Delaware and the filing with and acceptance by the Secretary of State of New York of the Certificate of Merger in New York, the New York Corporation will be merged into the Delaware Corporation, and the outstanding shares of Common Stock will be deemed for all purposes to evidence ownership of, and to represent, shares of Delaware Common Stock.

At the Effective Time, the Delaware Charter Documents effectively replace the New York Corporation's Amended and Restated Certificate of Incorporation (as amended, the "New York Certificate") and the New York Corporation's Amended and Restated Bylaws (together, the "New York Charter Documents"). In addition, at the Effective Time, holders of Common Stock will become holders of Delaware Common Stock, which will result in their rights as shareholders being governed by the laws of the State of Delaware.

It is not practical to describe all of the differences between the Delaware Certificate and the New York Certificate and the Delaware Bylaws and the New York Bylaws or all of the differences between the laws of the States of Delaware and New York. The following is a summary of some of the significant rights of the shareholders under New York and Delaware law and under the New York and Delaware Charter Documents. This summary is qualified in its entirety by reference to the full text of such documents and laws.

Amendment of Certificate of Incorporation

Under the NYBCL, except for certain ministerial changes to the certificate of incorporation which may be implemented by a corporation's board of directors without shareholder action, and except as otherwise required under a certificate of incorporation, a certificate of incorporation may be amended only if authorized by the board of directors and by the vote of the holders of a majority of the shares of stock entitled to vote on such amendment. The DGCL allows a board of directors to recommend an amendment for approval by shareholders, and a majority of the shares entitled to vote at a shareholders' meeting are normally enough to approve that amendment. Both the NYBCL and the DGCL also require that if a particular class or series of stock is adversely affected by certain types of amendments, then such class or series also must authorize, by voting separately as a class or series, such amendment in order for it to become effective. The NYBCL and the DGCL both allow a corporation to require a higher proportion of votes in order to authorize amendments to a certificate of incorporation, if so provided in the certificate.

Amendment of Bylaws

Under the NYBCL, a corporation's bylaws may be amended by the vote of the holders of a majority of the votes cast with respect to such amendment (rather than a majority of the shares outstanding) or, if permitted under the corporation's certificate of incorporation or a bylaw adopted by the shareholders, by the board of directors. The New York Bylaws provide that they may be amended by the shareholders or by the Board, provided the Bylaws or any such amendment may be amended or repealed by the vote of shareholders entitled to vote thereon.

Under the DGCL, the power to adopt, amend or repeal the bylaws is vested in the stockholders entitled to vote or, if permitted under the corporation's certificate of incorporation, by the board of directors. The Delaware Certificate provides the Board with the authority to adopt, amend, alter or repeal the Delaware Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present and provides that the stockholders may not adopt, amend, alter or repeal the Delaware Bylaws, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by the Delaware Certificate, by the affirmative vote of the holders of a majority of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors. The Delaware Bylaws provide that, except as otherwise provided in the Delaware Bylaws, the Delaware Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the Board or by a majority vote of the stockholders.

Who May Call Special Meetings of Shareholders

Under both the NYBCL and the DGCL, the board of directors or anyone authorized in the certificate of incorporation or bylaws may call a special meeting of shareholders. Currently, the New York Bylaws provide that special meetings may be called by either the President or the Secretary of the Company at the request in writing of holders of record owning 30% of the capital stock of the Company issued and outstanding and entitled to vote. The Delaware Bylaws provide that special meetings may be called by only the Board, the Chairman of the Board or the Chief Executive Officer. Such special meetings shall be called at the request in writing from "Eligible Holders," as that term is defined in the Delaware Bylaws, of at least 30% of the capital stock of the corporation issued and outstanding and entitled to vote.

Action by Written Consent of Shareholders In Lieu of a Shareholder Meeting

The NYBCL and the New York Bylaws permit shareholder action in lieu of a meeting by unanimous written consent of those shareholders who would have been entitled to vote on a given action at a meeting. The DGCL, on the other hand, permits shareholders to take action by the written consent of holders collectively owning at least the minimum number of votes (generally, a majority) that would be required for action at a shareholders' meeting at which holders of all shares entitled to vote on the action were present and voted, unless otherwise specified in the certificate of incorporation. The Delaware Certificate permits shareholder action in lieu of a meeting by unanimous written consent of those shareholders who would have been entitled to vote on a given action at a meeting.

Notice of Shareholder Business and Nominations

The New York Bylaws and the Delaware Bylaws each allow shareholders to nominate directors and propose other business to be brought before the annual meeting of shareholders and any special meeting of shareholders if timely written notice is given to the Secretary of the Company and such business is a proper subject for shareholder action under the NYBCL and the DGCL, respectively. For notice to be timely under the New York Bylaws, in general it must be delivered in writing to the Secretary of the Company at the principal offices of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or prior to such special meeting as the case may be. For notice to be timely under the Delaware Bylaws, written notice generally must be delivered not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting or prior to such special meeting, as the case may be.

Right of Shareholders to Inspect Shareholder List

Under the NYBCL, a shareholder of record may inspect the list of record shareholders upon giving written demand to do so. Under the DGCL, any stockholder may upon making a demand under oath stating the purpose thereof, inspect the stockholders' list for any purpose reasonably related to the person's interest as a shareholder. In addition, for at least ten (10) days prior to each stockholders meeting, a Delaware corporation must make available for examination a list of stockholders entitled to vote at the meeting.

Vote Required For Certain Transactions

Under the NYBCL as applicable to the New York Corporation, the holders of at least a majority of the outstanding stock entitled to vote on such transactions must approve a merger, consolidation or sale of all or substantially all of the assets, unless the certificate of incorporation provides otherwise. Under the New York Charter, the required vote for authorization by shareholders of a merger or consolidation of the Company is a majority of the votes of the shares of the Company's capital stock entitled to vote thereon. Under the DGCL, holders of a majority of the outstanding stock entitled to vote on such transactions have the power to approve a merger, consolidation or sale of all or substantially all the assets, unless the certificate of incorporation provides otherwise. However, in the case of a merger under the DGCL, stockholders of the surviving corporation do not have to approve the merger at all, unless the certificate of incorporation provides otherwise, if these three conditions are met:

- no amendment of the surviving corporation's certificate of incorporation is made by the merger agreement; and
- each share of the surviving corporation's stock outstanding or in the treasury immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date; and
- the merger results in no more than a 20% increase in its outstanding common stock.

Proxies

Unless the proxy provides for a longer period, a proxy under the NYBCL can be voted or acted upon for eleven (11) months, compared with three (3) years under the DGCL.

Number of Directors; Filling of Vacancies

Under both the NYBCL and the DGCL, corporations must have at least one director. Under the NYBCL, the exact number of directors is fixed either in the bylaws, by the shareholders, or, if authorized in a shareholder-adopted bylaw, by the board of directors. Under the DGCL, the exact number of directors is fixed in the certificate of incorporation or in (or in the manner provided by) the bylaws.

Classified Board of Directors

Both the NYBCL and the DGCL permit "classified" boards of directors, which means the directors may have staggered terms that do not all expire at once. The NYBCL and the DGCL require that classified boards of directors be authorized in the corporation's certificate of incorporation or in a shareholder-adopted bylaw. The NYBCL allows for as many as four different classes of directors, all as nearly equal in number as possible, and the DGCL allows for up to three different classes of directors. Both the New York Certificate and the Delaware Certificate provide for a classified board of directors consisting of two classes of directors, and also provide that without the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors, the provisions of the New York Certificate and the Delaware Certificate relating to board classification may not be amended or repealed nor can any provision inconsistent with such provisions be adopted.

Removal of Directors by Shareholders

Under the NYBCL, directors may be removed for cause by shareholders owning a majority of the shares entitled to vote. In addition, if provided for in the certificate of incorporation, directors can be removed by the shareholders of a New York corporation without cause or by the board of directors for cause. Under the DGCL, unless the board is divided into classes, shareholders may remove directors, with or without cause, by a vote of shareholders owning a majority of the outstanding shares entitled to vote or by such greater vote requirement as may be set forth in the certificate of incorporation. Directors of a classified board may only be removed for cause under the DGCL, unless the certificate of incorporation provides otherwise. The New York Charter and the Delaware Charter each allow for the removal of any director, with or without cause, only by the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors.

Limitation of Directors' Liability

Both states permit the limitation of a director's personal liability while acting in his or her official capacity, but only if the limitation is contained in the corporation's certificate of incorporation. Under the NYBCL, the certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for any breach of duty. However, no provision can eliminate or limit:

- the liability of any director if a judgment or other final adjudication adverse to the director establishes that the director acted in bad faith or engaged in intentional misconduct or a knowing violation of law, personally gained a financial profit to which the director was not legally entitled, or violated certain provisions of the NYBCL; or
- the liability of any director for any act or omission prior to the adoption of such provision in the certificate of incorporation or bylaws.

The New York Certificate contains a provision limiting the personal liability of directors.

The DGCL also requires a certificate of incorporation provision in order to limit or eliminate a director's liability. However, the DGCL precludes any limitation or elimination of liability if the director breaches his or her duty of loyalty to the corporation or its shareholders, or if his or her acts or omissions are not in good faith or involve intentional misconduct or a knowing violation of law or if he or she receives an improper personal benefit from the corporation, or authorized a dividend or stock repurchase that was forbidden by the DGCL. The Delaware Certificate limits director liability to the fullest extent permitted by the DGCL.

Due to the variations in the NYBCL and the DGCL, there may be circumstances where, despite the inclusion of certificate of incorporation provisions seeking the maximum director exculpation permitted by applicable law, a director could remain liable under the NYBCL for conduct that would not expose him or her to liability under the DGCL, or vice versa.

Loans To, And Guarantees of Obligations Of, Directors

Under the NYBCL, a corporation may not lend money to, or guarantee the obligation of, a director unless the disinterested shareholders of such corporation approve the transaction. For purposes of the shareholder approval, the holders of a majority of the votes of the shares entitled to vote constitute a quorum, but shares held by directors who are benefited by the loan or guarantee are not included in the quorum.

Under the DGCL, a board of directors may authorize loans by the corporation to, and guarantees by the corporation of any obligations of, any director of the corporation who is also an officer or other employee of the corporation whenever, in the judgment of the board of directors, such loan or guarantee may reasonably be expected to benefit the corporation.

Notwithstanding the DGCL, the Company has not made and does not intend to make any personal loans to, or guarantees for the benefit of, any of its directors or officers in violation of Section 13(k) of the Securities Exchange Act of 1934.

Transactions with Interested Directors

Under the NYBCL, a corporation may establish the validity of transactions between it and its interested directors through one of several methods, including the approval of a majority of the disinterested directors who are not involved in the transaction. The DGCL provides that no transaction between a corporation and an interested director is void or voidable solely because that director is present at or participates in the meeting where such transaction is considered or because that director's votes are counted if the material facts of that director's interest are known to the board of directors and the board of directors in good faith authorizes the transaction by a vote of a majority of the disinterested directors, or if that director's interest is disclosed to the stockholders and the stockholders in good faith approve the transaction, or if the contract or transaction at issue is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders. The New York Bylaws allow for the approval of such transactions where the director's interest in the transaction is either (1) disclosed in good faith or known to the Board, and the Board or a committee of the Board approves the transaction by a majority without counting the vote of any interested director or, if the votes of the disinterested directors are insufficient to constitute the vote of a majority of the Board, then by unanimous vote of the disinterested directors; or (2) disclosed in good faith or known to the shareholders entitled to vote thereon, and the transaction is approved by a vote of such shareholders. Further, under the New York Bylaws, if there was no such disclosure or knowledge of the transaction or if the interested director was required to approve the transaction, the Company may avoid such transaction unless the party or parties thereto establish affirmatively that the transaction was fair and reasonable to the Company at the time of approval. The Delaware Bylaws are silent on the issue and the Delaware Corporation will be subject to the provisions and procedures set forth in the DGCL, as described above.

Dividends; Redemption of Stock

Subject to its certificate of incorporation provisions, under both the NYBCL and the DGCL a corporation may generally pay dividends, redeem shares of its stock or make other distributions to shareholders if the corporation is solvent and would not become insolvent because of the dividend, redemption or distribution. The assets applied to such a distribution may not be greater than the corporation's "surplus."

Under the NYBCL, dividends may be paid or distributions made out of surplus, so that the net assets of the corporation remaining after such payment or distribution shall be at least equal to the amount of its stated capital. If there is no surplus, dividends may be declared and paid out of the corporation's net profits for the year in which the dividend is declared and/or the preceding fiscal year. The NYBCL defines surplus as the excess of net assets over stated capital and permits the board of directors to adjust stated capital. The DGCL defines surplus as the excess of net assets over stated capital and lets the board of directors adjust capital. If there is no surplus, the DGCL allows a corporation to apply net profits from the current or preceding fiscal year, or both, with certain exceptions. In general, with certain restrictions, the NYBCL permits a corporation to provide in its certificate of incorporation for redemption (at the option of the corporation of the shareholder or in certain other circumstances) of one or more classes or series of its shares. One such restriction provides that common stock may be issued or redeemed, with certain exceptions, only when the corporation has an outstanding class of common shares that is not subject to redemption. The DGCL permits redemptions only when the corporation has outstanding one or more shares of one or more classes or series of stock, which share or shares have full voting powers.

Appraisal Rights

The NYBCL generally provides that a dissenting shareholder has the right to receive the fair value of his shares if he complies with certain procedures and objects to (i) certain mergers and consolidations, (ii) certain dispositions of assets requiring shareholder approval, (iii) certain share exchanges, or (iv) certain amendments to the certificate of incorporation which adversely affect the rights of such shareholder. The DGCL provides such appraisal rights only in the case of shareholders objecting to certain mergers or consolidations (which class of mergers or consolidations is somewhat narrower than the class giving rise to appraisal rights under the NYBCL), unless additional appraisal rights are provided in the certificate of incorporation. The Delaware Certificate does not provide any such additional appraisal rights.

The NYBCL provides that dissenting shareholders have no appraisal rights if their shares are listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the Financial Industry Regulatory Authority, Inc. Appraisal rights may also be unavailable under the NYBCL in a merger between a parent corporation and its subsidiary where only one of them is a New York corporation, or in a merger between a parent and subsidiary where both are New York corporations, and the parent owns at least 90% of the subsidiary. Also, appraisal rights are available to shareholders who are not allowed to vote on a merger or consolidation and whose shares will be canceled or exchanged for cash or something else of value other than shares of the surviving corporation or another corporation. When appraisal rights are available, the shareholder may have to request the appraisal and follow other required procedures.

Similarly, under the DGCL, appraisal rights are not available to a shareholder if the corporation's shares are listed on a national securities exchange or held by more than 2,000 shareholders of record, or if the corporation will be the surviving corporation in a merger which does not require the approval of the surviving corporation's shareholders. But, regardless of listing on an exchange, a dissenting shareholder in a merger or consolidation has appraisal rights under the DGCL if the transaction requires him or her to exchange shares for anything of value other than one or more of (a) shares of stock of the surviving corporation or of a new corporation which results from the merger or consolidation, (b) shares of another corporation which will be listed on a national securities exchange or held by more than 2,000 shareholders of record after the merger or consolidation occurs, or (c) cash instead of fractional shares of the surviving corporation or another corporation.

Business Combinations with Interested Stockholders

Provisions in both the NYBCL and the DGCL may help to prevent or delay changes of corporate control. In particular, both the NYBCL and the DGCL restrict or prohibit an "interested stockholder" from entering into certain types of "business combinations" unless the board of directors approves the transaction in advance. The two laws define these two terms differently.

Under the NYBCL, an interested shareholder is generally prohibited from entering into certain types of business combinations with a New York corporation for a period of five years after becoming an interested shareholder, unless before such date the board of directors approves either the business combination or the acquisition of stock by the interested shareholder before the interested shareholder acquires his or her shares. An "interested shareholder" under the NYBCL is generally a beneficial owner of at least 20% of the corporation's outstanding voting stock. "Business combinations" under the NYBCL include mergers and consolidations between corporations or with an interested shareholder or its affiliate or associate; sales, leases, mortgages, pledges, transfers or other dispositions to an interested shareholder of assets with an aggregate market value which either equals 10% or more of the corporation's consolidated assets or outstanding stock, or represents 10% or more of the consolidated earning power or net income of the corporation; issues and transfers to an interested shareholder of stock with an aggregate market value of at least 5% of the aggregate market value of the outstanding stock of the corporation; liquidation or dissolution of the corporation proposed by or in connection with an interested shareholder; reclassification or recapitalization of stock that would increase the proportionate stock ownership of an interested shareholder; and the receipt by an interested shareholder of any benefit from loans, guarantees, advances, pledges or other financial assistance or tax benefits provided by the corporation.

After a five-year period, the NYBCL allows such business combination if it is approved by a majority of the voting stock not owned by the interested shareholder or by an affiliate or associate of the interested shareholder. Business combinations are also permitted when certain statutory "fair price" requirements are met and in certain other circumstances.

Section 203 of the DGCL generally prohibits an interested stockholder from entering into certain types of business combinations with a Delaware corporation for three years after becoming an interested stockholder. An "interested stockholder" under the DGCL is any person other than the corporation and its majority-owned subsidiaries who owns at least 15% of the outstanding voting stock, or who is an affiliate or associate of a corporation and who owned at least 15% of the outstanding voting stock within the preceding three years. Briefly described, the prohibited combinations include:

(a) mergers or consolidations;

(b) sales, leases, exchanges or other dispositions of 10% or more of (1) the aggregate market value of all assets of the corporation or (2) the aggregate market value of all the outstanding stock of the corporation;

(c) issuance or transfers by the corporation or a majority-owned subsidiary of its stock except in limited instances;

(d) receipt by the interested stockholder of the benefit of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and

(e) any other transaction, with certain exceptions, that increases the proportionate share of the stock owned by the interested stockholder.

Section 203 does not apply in the following cases:

(a) if, before the stockholder became an interested stockholder, the board of directors approved the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(b) if, after the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to technical calculation rules; and

(c) if, on or after the time the interested stockholder became an interested stockholder, the board of directors approved the business combination, and at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder also ratified the business combination at a stockholders' meeting.

DGCL Section 203 also does not apply if a corporation elects not to be governed by DGCL Section 203 in its certificate of incorporation. The Delaware has not made such an election in the Delaware Certificate.

PROPOSAL TWO: ELECTION OF DIRECTORS

The Board of Directors currently consists of ten members, eight of whom are non-employee directors. Pursuant to our Second Amended and Restated By-laws, our Board of Directors is currently divided into two classes, with one class standing for election each year, for a term of two years.

Our Board of Directors, based on the recommendation of our Nominating & Governance Committee, has nominated Daniel N. Mendelson, William F. Miller III, Ellen A. Rudnick, Richard H. Stowe and Cora M. Tellez for election as directors at the annual meeting. All of the nominees are current directors of the Company. Each of the nominees has consented to being named in this Proxy Statement and to serve as a director if elected. If elected, each of the nominees will hold office for a two year term expiring at the annual meeting of shareholders in 2015. With the exception of Dr. Stocker, who is not standing for re-election, the terms of the other current directors listed below will expire at the 2014 annual meeting. Dr. Stocker's term will expire on the date of the Annual Meeting. The Board has elected to reduce the authorized number of directors from ten to nine, effective immediately after the Annual Meeting.

Our Second Amended and Restated By-laws provide that directors are elected by a majority of the votes cast by shareholders at a meeting at which a quorum is present. Unless a contrary direction is indicated, it is intended that proxies received will be voted for the election as directors of each of the five nominees, to serve a two year term, and in each case until their successors are elected and qualified. In the event any nominee for director declines or is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors. The Board of Directors expects that each nominee named in the following table will be available for election.

Our Board of Directors

The following table sets forth information with respect to our directors and nominees for election at the 2013 Annual Meeting, including the composition of our four standing Committees: Audit, Compensation, Compliance and Nominating & Governance.

Name	Age	Position	Committee Memberships
Robert M. Holster	66	Non-executive Chairman and Director	
William C. Lucia	55	President, Chief Executive Officer and Director	
Daniel N. Mendelson	49	Director Nominee	Compensation, Compliance, Nominating
William F. Miller III	63	Director Nominee	
William S. Mosakowski	59	Director	
Ellen A. Rudnick	62	Director Nominee	Audit*, Compliance, Nominating
Bart M. Schwartz	66	Director	Audit, Compliance*, Nominating
Michael A. Stocker, M.D**	71	Director	Compliance, Nominating
Richard H. Stowe	69	Director Nominee	Compensation*, Nominating*
Cora M. Tellez	63	Director Nominee	Audit, Nominating

*Committee Chair

**Not standing for re-election

When an incumbent director is up for re-election, the Nominating & Governance Committee reviews the performance, skills and characteristics of such incumbent director before making a determination to recommend that the full Board nominate him or her for re-election.

The Board of Directors believes that the combination of the business and professional experience of our directors and the diversity of their areas of expertise has been a contributing factor to its effectiveness and provides a valuable resource to management. The majority of our Board has over five years of service with us and three of our non-employee directors, Ms. Rudnick and Messrs. Miller and Stowe, have each served on our Board for more than ten years. During their tenure, our directors have gained considerable institutional knowledge about the Company and its operations. Given the growth of our business and the rapidly changing healthcare environment, this continuity of service and development of institutional knowledge enables our Board to be more efficient and more effective in developing strategy and long-term plans for the Company.

A description of the specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that each member of the Board of Directors should serve as a director follows the biographical information of each director below.

Class II: Directors Whose Terms Expire in 2013

William F. Miller III has served as one of our directors since October 2000. Mr. Miller is a partner of Highlander Partners, a private equity group in Dallas, Texas focused on investments in healthcare products, services and technology. From October 2000 to April 2005, Mr. Miller served as our Chief Executive Officer and from December 2000 to April 2006, Mr. Miller served as our Chairman. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of EmCare Holdings, Inc., a national healthcare services firm focused on the provision of emergency physician medical services. From 1980 to 1983, Mr. Miller served as Administrator/Chief Operating Officer of Vail Mountain Medical. Mr. Miller also serves as a director of several private companies. From 1997 to 2012, Mr. Miller served as a director of Lincare Holdings, Inc.

Mr. Miller brings to the Board of Directors both a thorough understanding of our business and the healthcare industry and extensive experience in the financial markets. His significant operational experience, both at HMS and at EmCare Holdings, makes him well-positioned to provide the Company with insight on financial, operational and strategic issues.

Daniel N. Mendelson has served as one of our directors since February 2013. Mr. Mendelson is the Chief Executive Officer of Avalere Health, a strategic advisory company which he founded in 2000. From 1998 to 2000, Mr. Mendelson served as Associate Director for Health at the White House Office of Management and Budget (OMB) in Washington, D.C. Prior to joining OMB, Mr. Mendelson served as Senior Vice President and Director of the Medical Technology practice at The Lewin Group. Since 2000, Mr. Mendelson has also served as adjunct professor at Duke University's Fuqua School of Business. Mr. Mendelson serves as a director of Coventry Health Care Inc. and Champions Oncology. From 2007 to 2011, Mr. Mendelson served as a director of PharMerica Corporation.

Mr. Mendelson brings over 20 years of experience with government healthcare programs, healthcare policy and business to the Board and is a recognized leader in healthcare policy. This expertise is complemented by his extensive operational and public company board experience, which make him well-positioned to serve as a member of the Compensation, Compliance and Nominating & Governance Committees. In addition, given that healthcare in the United States is continuously evolving, Mr. Mendelson's background and expertise is very valuable as we adapt our business to meet these changes.

Ellen A. Rudnick has served as one of our directors since 1997. Since 1999, Ms. Rudnick has served as Executive Director and Clinical Professor of the Polsky Center for Entrepreneurship, University of Chicago Booth School of Business. From 1993 to 1999, Ms. Rudnick served as Chairman of Pacific Biometrics, Inc., a publicly held healthcare biodiagnostics company and its predecessor, Bioquant, which she co-founded. From 1990 to 1992, she served as President and Chief Executive Officer of Healthcare Knowledge Resources (HKR), a privately held healthcare information technology corporation and subsequently served as President of HCIA, Inc. (HCIA) following the acquisition of HKR by HCIA. From 1975 to 1990, Ms. Rudnick served in various positions at Baxter Health Care Corporation, including Corporate Vice President of Baxter Healthcare and President and Founder of Baxter Management Services Division. From 1992 to 2003, Ms. Rudnick served as Chairman of CEO Advisors, Inc., a privately held consulting firm. Ms. Rudnick also serves as a director of Patterson Companies, Inc. and First Midwest Bancorp, Inc.

Ms. Rudnick brings to the Board of Directors extensive business understanding and demonstrated management expertise, having served in key leadership positions at a number of healthcare companies. Ms. Rudnick has a comprehensive understanding of the operational, financial and strategic challenges facing companies and knows how to make businesses work effectively and efficiently. Her management experience and service on other public company boards has provided her with a thorough understanding of the financial and other issues facing large companies, making her particularly valuable as the Chairman of our Audit Committee and as a member of our Compliance and Nominating & Governance Committees.

Richard H. Stowe has served as one of our directors since 1989. Mr. Stowe is a general partner of Health Enterprise Partners LLP, a private equity firm. From 1999 to 2005, Mr. Stowe was a private investor, a senior advisor to the predecessor funds to Health Enterprise Partners and a senior advisor to Capital Counsel LLC, an asset management firm. From 1979 until 1998, Mr. Stowe was a general partner of Welsh, Carson, Anderson & Stowe. Prior to 1979, he was a Vice President in the venture capital and corporate finance groups of New Court Securities Corporation (now Rothschild, Inc.). Mr. Stowe is also a director of several private and not-for-profit companies and educational institutions. From 1998 to 2007, Mr. Stowe served as a director of MedQuist, Inc.

Mr. Stowe brings 40 years of financial, capital markets and investment experience to our Board of Directors. Mr. Stowe's background and experience make him well-positioned to serve as the Chairman of the Compensation and Nominating & Governance Committees.

Cora M. Tellez has served as one of our directors since October 2012. Ms. Tellez is the President and Chief Executive Officer of Sterling HSA, an independent health savings accounts administrator which she founded in 2004. Prior to starting Sterling HSA, Ms. Tellez served as President of the health plans division of Health Net, Inc., an insurance provider. She later served as President of Prudential's western health care operations, CEO of Blue Shield of California, Bay Region and Regional Manager for Kaiser Permanente of Hawaii. Ms. Tellez serves on the Board of Directors of several private and not-for-profit companies. From 2004 to 2007, Ms. Tellez served as a director of First Consulting Group.

Ms. Tellez brings over 25 years of healthcare policy and operations experience to the Board. Her public company operational, financial and corporate governance experience is a valuable resource for our Board and makes her well-positioned to serve as a member of the Audit and Nominating & Governance Committees and as our Audit Committee Financial Expert.

Class I: Directors Whose Terms Expire in 2014

Robert M. Holster has served as one of our directors since May 2005 and as the Chairman of our Board of Directors since April 2006 (in a non-employee capacity since January 2011). From May 2005 to February 2009, Mr. Holster served as our Chief Executive Officer and from April 2001 to May 2005, he served as our President and Chief Operating Officer. Previously, Mr. Holster served as our Executive Vice President from 1982 through 1993 and as one of our directors from 1989 through 1996. Mr. Holster previously served in a number of executive positions including Chief Executive Officer of HHL Financial Services, Inc., Chief Financial Officer of Macmillan, Inc. and Controller of Pfizer Laboratories, a division of Pfizer, Inc.

Mr. Holster served as a member of our management team and that of our predecessor, Health Management Systems, Inc., for an aggregate of over 20 years, including serving as our Chief Executive Officer for four years and as our President and Chief Operating Officer for four years. Given his extensive history with the Company, Mr. Holster brings an unmatched depth of industry and Company-specific experience to his role as our Chairman.

William C. Lucia has served as our President and Chief Executive Officer since March 2009 and as one of our directors since May 2008. From May 2005 to March 2009, Mr. Lucia served as our President and Chief Operating Officer. Since joining us in 1996, Mr. Lucia has held several positions with us, including: President of our subsidiary, Health Management Systems, Inc., from 2002 to 2009; President of our Payor Services Division from 2001 to 2002; Vice President and General Manager of our Payor Services Division from 2000 to 2001; Vice President of our Business Office Services from 1999 to 2000; Chief Operating Officer of our former subsidiary Quality Medical Adjudication, Incorporated (QMA) and Vice President of West Coast Operations from 1998 to 1999; Vice President and General Manager of QMA from 1997 to 1998; and Director of Information Systems for QMA from 1996 to 1997. Prior to joining us, Mr. Lucia served in various executive positions including Senior Vice President, Operations and Chief Information Officer for Celtic Life Insurance Company and Senior Vice President, Insurance Operations for North American Company for Life and Health Insurance. Mr. Lucia is a Fellow of the Life Management Institute (FLMI) Program through LOMA, an international association through which insurance and financial services companies around the world engage in research and educational activities to improve company operations.

With over 15 years of experience with the Company working across multiple divisions and his prior experience in the insurance industry, Mr. Lucia brings to our Board of Directors in-depth knowledge of the Company and the healthcare and insurance industries. In his prior role as our President and Chief Operating Officer, Mr. Lucia gained critical insights into managing and growing our business in a complex and dynamic healthcare environment, making him well-positioned to lead our management team and provide essential insight and guidance to the Board of Directors from an insider's perspective.

William S. Mosakowski has served as one of our directors since December 2006. Mr. Mosakowski is the President and Chief Executive Officer of Public Consulting Group, Inc. (PCG), which he founded in 1986. Prior to starting PCG, Mr. Mosakowski served as Assistant Revenue Director for the Massachusetts Department of Developmental Services (formerly the Department of Mental Health and Mental Retardation). He later served as Manager of Reimbursement for the Harvard Community Health Plan and was a senior consultant with Touche Ross & Company. Mr. Mosakowski is the Chairman of the Board of Trustees of Clark University and a founding benefactor of Clark University's Mosakowski Institute for Public Enterprise. Mr. Mosakowski serves on the Board of Directors of several private and not-for-profit companies.

Given Mr. Mosakowski's experience founding and growing PCG, he brings to our Board of Directors a deep understanding of the healthcare industry, the services that we provide, the markets that we serve and the potential for our continued growth.

Bart M. Schwartz has served as one of our directors since July 2010. Mr. Schwartz currently serves as the Chairman and Chief Executive Officer of SolutionPoint International, LLC, which provides an integrated array of business intelligence, security and compliance, identity assurance and situational awareness solutions. In 2003, Mr. Schwartz founded his own law firm, which specializes in, among other areas, conducting independent investigations, monitoring and Independent Private Sector Inspector General engagements and developing, auditing and implementing compliance programs. From 1991 to 2003, Mr. Schwartz served as the Chief Executive Officer of Decision Strategies, an internationally recognized investigative and security firm, which was sold to SPX Corporation in 2001.

Mr. Schwartz has over 30 years' experience managing domestic and international investigations, prosecutions and assessments for clients in both the public and private sectors.

Mr. Schwartz brings extensive legal and compliance experience to our Board of Directors, which is particularly valuable as we continue to expand our business. Mr. Schwartz's background makes him well-positioned to serve as the Chairman of the Compliance Committee and as a member of the Audit and Nominating & Governance Committees.

Vote Required:

The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to elect each of the five nominees to the Board.

The Board of Directors recommends a vote "FOR" each of the five nominees named in Proposal Two.

PROPOSAL THREE: ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

We are providing our shareholders the opportunity to vote to approve, on an advisory basis, the compensation of Messrs. Lucia, Hosp and Curtin and Mses. Benko and Perrin, who we refer to as our Named Executive Officers and whose compensation is disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act

Proposed Resolution:

Our Board of Directors is asking shareholders for advisory approval of our 2012 executive compensation:

RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in the proxy statement for the Company's 2013 Annual Meeting of Shareholders, is hereby approved.

Rationale

Our executive compensation program is designed to attract, develop, motivate, and retain talented executives to lead our business. Under this program, our executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The program contains elements of cash and equity-based compensation and is designed to align the interests of our executives with those of our shareholders.

At the 2012 Annual Meeting, approximately 97% of the votes cast on the say-on-pay proposal were in favor of our executive compensation program described in our 2011 Proxy Statement. The Compensation Committee believes that this affirms shareholders' support of the Company's approach to executive compensation, and therefore, did not change its general approach as it made decisions for 2012.

The "Executive Compensation" section of this Proxy Statement beginning on page 23, including "Compensation Discussion and Analysis," describes in detail our executive compensation program and the decisions made by the Compensation Committee with respect to the year ended December 31, 2012. The following highlights the Compensation Committee's key compensation decisions for 2012, as reported in the 2012 Summary Compensation Table:

- In April 2012, we entered into employment agreements with Messrs. Hosp, Curtin and Ms. Perrin that include standard terms of employment of our senior executives, including consistent separation and change in control protection.
    - These employment agreements do not include (i) excise tax gross-ups as a result of termination following a change of control or (ii) provide benefits or material perquisites that are not provided to all employees.
- In mid-2012, the Compensation Committee undertook, with the assistance of FWC, a competitive review of executive compensation. Consistent with prior reviews, the Compensation Committee maintained, as a general reference point for reviewing compensation, a total target direct compensation package for the Named Executive Officers at between the median and the 75th percentile of the levels paid to similarly situated executives in our peer group, reserving flexibility to vary from this positioning. The review evaluated the three key components of our

executive compensation program and based on this review, the Compensation Committee made the following determinations:

- Our Named Executive Officers' base salaries and the structure of our short-term (cash) incentive compensation were not changed for 2012 and long-term incentive compensation for 2012 was determined using the same dollar value of each Named Executive Officer's 2011 grant as a basis for determining the number of stock options granted (and in Ms. Benko's case, using the same dollar value as Mr. Hosp and Ms. Perrin).

- In October 2012, the Committee granted annual long-term incentive awards to our Named Executive Officers, which brought target total direct compensation for Messrs. Lucia and Curtin and Mses. Benko and Perrin to between the 25th percentile and the median for the 2012 Peer Group and target total direct compensation for Mr. Hosp to between the median and the 75th percentile for the 2012 Peer Group.
- Annual short-term (cash) incentive compensation earned in 2012 by the Named Executive Officers was determined in March 2013. For 2012, the Company did not achieve its financial target and with the exception of Ms. Benko, none of the other Named Executive Officers achieved the financial target for their respective business unit. As a result, only Ms. Benko received short-term (cash) incentive compensation for 2012.

As we describe in the Compensation Discussion and Analysis, "pay for performance" is the underlying philosophy for our executive compensation program. The program is designed and administered to align the interests of our senior executives with the interests of our shareholders, thus rewarding individual and team achievements that contribute to the attainment of our business goals; and to provide a balance of total compensation opportunities, including salary, short- and long-term cash and equity incentives that are competitive with similarly situated companies and reflective of our performance. The Board believes this link between compensation and the achievement of our near- and long-term business goals has helped drive our performance over time. At the same time, we believe our program does not encourage excessive risk-taking by management.

Effect of Your Vote on this Proposal

As an advisory vote, the results of the vote on this proposal are not binding and thus do not overrule any decision by the Company or the Board of Directors (or any committee thereof), create or imply any change to the fiduciary duties of the Company or the Board of Directors (or any committee thereof), or create or imply any additional fiduciary duties for the Company or the Board of Directors (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future executive compensation decisions.

Vote Required

The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to approve, on an advisory basis, our 2012 executive compensation as reported in this Proxy Statement.

The Board of Directors recommends a vote "FOR" the proposal to provide advisory approval of the Company's 2012 executive compensation.

PROPOSAL FOUR: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, in accordance with the recommendation of the Audit Committee, has selected, subject to ratification by shareholders, KPMG LLP (KPMG), an independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending December 31, 2013. KPMG has audited our consolidated financial statements and the financial statements of our predecessor since 1981. Although shareholder ratification of the selection of KPMG is not required by law, we believe that it is advisable to give shareholders an opportunity to ratify this selection. If this proposal is not approved at the 2013Annual Meeting, the Board of Directors may reconsider its selection of KPMG.

Representatives of KPMG are expected to attend the 2013 Annual Meeting, where they will be available to respond to appropriate questions from shareholders, and make a statement, if they desire.

In addition to retaining KPMG to audit our financial statements, from time to time, we engage KPMG to perform other services. The following table sets forth the aggregate fees billed by KPMG in connection with the services rendered during the past two fiscal years. All fees set forth below were approved by the Audit Committee of the Board of Directors.

Type of Fee	2012	2011
Audit Fees[(1)]	$644,200	$510,000
Tax Fees[(2)]	236,945	254,449
All Other Fees[(3)]	-	136,200
Total Fees for Services Provided	**$881,145**	**$900,649**

(1) Audit fees represent fees for professional services rendered for the audit of our consolidated financial statements, review of interim financial statements and services normally provided by the independent registered public accounting firm in connection with regulatory filings, including registration statements.

(2) Represents fees for tax services, including tax compliance, tax advice and tax planning provided during the ordinary course of operations.

(3) Represents fees related to KPMG's review of the acquisition of HDI Holdings, Inc. in 2011.

Audit Committee Pre-Approval Policies and Procedures

In accordance with its Charter, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm.

Prior to the annual engagement of our independent registered public accounting firm, the Audit Committee pre-approves all services to be provided. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services. In such circumstances, our senior management seeks approval of the non-audit services that it recommends the Audit Committee engage the independent registered public accounting firm to provide for the fiscal year. A budget, estimating the specific non-audit service spending for the fiscal year, will be provided to the Audit Committee along with the request. The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

Vote Required

The affirmative vote of a majority of the votes cast at the 2013 Annual Meeting is required to ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

The Board of Directors recommends a vote "FOR" the proposal to ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

REPORT OF AUDIT COMMITTEE

In accordance with its Charter, the Audit Committee of the Board of Directors (the "Board") of HMS Holdings Corp. (the "Company"), among its other duties, assists the Board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing, and financial reporting practices. During 2012, the Audit Committee met four times.

In discharging its oversight responsibility as to financial reporting process, the Audit Committee reviewed and discussed our audited financial statements as of and for the fiscal year ended December 31, 2012 with management. Management has the responsibility for the preparation of our financial statements and the Company's independent registered public accounting firm, KPMG LLP (KPMG) has the responsibility for the examination of those statements.

The Audit Committee discussed with KPMG the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T "Communications with Audit Committees."

The Audit Committee has received from KPMG a formal written statement describing all relationships between KPMG and the Company that might bear on KPMG's independence, as required by applicable requirements of the Public Company Accounting Oversight Board, and discussed with KPMG any relationships that may impact its objectivity and independence. The Audit Committee has also considered whether the provision of non-audit services by KPMG is compatible with its independence. Based on the foregoing, the Audit Committee has concluded that KPMG is independent from the Company and its management.

Based on the above-mentioned review and discussions with management and KPMG, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the Securities and Exchange Commission.

By the Audit Committee of the Board of Directors of HMS Holdings Corp.

Ellen A. Rudnick, *Chair*
Richard H. Stowe
Cora M. Tellez

The information contained in the Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 15, 2013 by (i) each of our non-employee directors, (ii) Messrs. Lucia, Hosp and Curtin and Mses. Benko and Perrin, whom we refer to as our Named Executive Officers, (iii) all of our directors and current executive officers as a group and (iv) each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which an entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual has the right to acquire as of June 14, 2013 (60 days after April 15, 2013) through the exercise of stock options. Beneficial ownership includes all shares of restricted stock held by an entity or individual, whether or not vested, but excludes options or other rights vesting after June 14, 2013.

Percentage of beneficial ownership is based on 87,569,679 shares of common stock outstanding as of April 15, 2013. For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such entity or individual by the sum of the shares of common stock outstanding on April 15, 2013 and the number of shares of common stock that such entity or individual had the right to acquire as of June 14, 2013.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse. Unless otherwise noted below, the address of each person listed on the table is c/o HMS Holdings Corp., 5615 High Point Drive, Irving, TX 75038.

Name of Beneficial Owner	Shares Beneficially Owned				
	Shares	Vested Deferred Stock Units[1]	Stock Awards	Shares Acquirable Within 60 Days[2]	Percent (%)
Directors					
Robert M. Holster[3]	407,974	11,036	-	20,336	*
William C. Lucia	216,865	-	23,985[4]	511,539	*
Daniel N. Mendelson	650	-	-	650	*
William F. Miller[5]	157,358	3,366	-	33,585	*
William S. Mosakowski	45,235	-	-	49,785	*
Ellen A. Rudnick	12,369	3,366	-	98,535	*
Bart M. Schwartz	7,117	5,581	-	6,735	*
Michael A. Stocker	6,735	-	-	49,785	*
Richard H. Stowe	-	11,178	-	128,535	*
Cora M. Tellez	1,972	443	-	1,342	*
Named Executive Officers					
Andrea Benko	-	-	-	14,875	*
Sean Curtin	-	-	-	-	*
Walter D. Hosp	77,993	-	19,188[6]	327,457	*
Maria Perrin	-	-	23,985[7]	105,915	*
All current directors and executive officers as a group (21 persons)[8]	1,028,963	34,970	81,549	1,669,509	*

(*) Less than 1% of outstanding shares

(1) Reflects the number of vested deferred stock units credited, as of April 15, 2013, to the account of each non-employee Director participating in the Company's Director Deferred Compensation Plan. Unvested deferred stock units do not have voting power and are payable solely in shares of Company common stock upon the termination of a director's service as a member of the Board for any reason.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable at April 15, 2013 or within 60 days thereafter under the Company's 2006 Stock Plan and the number of shares underlying restricted stock units that are not subject to outstanding performance conditions and vest within 60 days of April 15, 2013.

(3) Includes 6,000 shares of common stock held by Mr. Holster's spouse and 200,000 shares held in an irrevocable trust for the benefit of Mr. Holster's children and grandchildren. Mr. Holster's spouse is trustee of the trust. Mr. Holster disclaims beneficial ownership of the shares held by the trust.

(4) Includes 23,985 restricted stock awards granted on February 19, 2009, which will vest on February 19, 2014.

(5) Includes 12,000 shares of common stock owned by members of Mr. Miller's family. Mr. Miller disclaims beneficial ownership of the shares of common stock held by his family.

(6) Includes 1,000 shares of common stock jointly owned by Mr. Hosp and his spouse and 19,188 restricted stock awards granted on February 19, 2009, which will vest on February 19, 2014.

(7) Includes 23,985 restricted stock awards granted on February 19, 2009, which will vest on February 19, 2014.

(8) Consists of: All the Named Executive Officers, Directors, and Mses. Dragonetti, Lalani, Marshall, Nustad, South and Wagner and Mr. Singh.

Based on review of filings with the Securities and Exchange Commission and review of shareholders of record, we have determined that the following entities hold more than 5% of our outstanding shares of common stock.

Name	Shares	Percent of Class
T. Rowe Price Associates, Inc.(1)	10,687,858	12.2%
BlackRock, Inc.(2)	6,463,125	7.44%
William Blair & Co.(3)	9,595,912	11.04%
The Vanguard Group(4)	4,787,166	5.50%

(1) In a Schedule 13G/A filed with the SEC on February 7, 2013, T. Rowe Price Associates, Inc., a registered investment adviser ("Price Associates"), filing jointly with T. Rowe Price New Horizons Fund, Inc., a registered investment company ("Price New Horizons Fund") reported that Price Associates and Price New Horizons Fund beneficially own an aggregate of 10,687,858 shares, of which Price Associates has sole voting power over 1,922,831 shares and sole dispositive power over 10,687,858 shares and Price New Horizons Fund has sole voting power over 4,873,300 shares. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates, not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. With respect to securities owned by New Horizons Fund, only State Street Bank and Trust Company, as custodian, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid. Price Associates' principal business address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(2) In a Schedule 13G/A filed with the SEC on February 8, 2013, BlackRock, Inc. reported it has sole voting and dispositive power over 6,463,125 shares of our common stock. The Schedule 13G/A was filed on BlackRock's behalf and on behalf of its subsidiaries, BlackRock Advisors, LLC; BlackRock Investment Management, LLC; BlackRock Asset Management Australia Limited; BlackRock Asset Management Canada Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors;

BlackRock International Limited; BlackRock Institutional Trust Company, N.A.; BlackRock Japan Co. Ltd and BlackRock Investment Management (UK) Limited. BlackRock's principal business address is 40 East 52nd Street, New York, NY 10022.

(3) In a Schedule 13G/A filed with the SEC on February 4, 2013, William Blair & Co. reported it has sole voting and dispositive power over 9,595,912 shares of our common stock. William Blair's principal business address is 222 W. Adams, Chicago, IL 60606.

(4) In a Schedule 13G filed with the SEC on February 13, 2013, The Vanguard Group reported it beneficially owns 4,787,166 shares, of which it has sole voting power over 120,998 shares, sole dispositive power over 4,670,068 shares and shared dispositive power over 117,098 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 117,098 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, a wholly-owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 3,900 shares as a result of its serving as investment manager of Australian investment offerings. The Vanguard Group's principal business address is 100 Vanguard Blvd., Malvern, PA 19355.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, our executive officers, directors and persons owning more than 10% of a registered class of our equity securities are required to file reports of ownership and changes in ownership of common stock with the SEC. Copies of such reports are required to be furnished to us.

Based solely on a review of the copies of such reports furnished to us, or written representations that no other reports were required, we believe that during fiscal year 2012, all of our executive officers and directors complied with the requirements of Section 16(a), except that due to administrative error: (i) one report covering one transaction was not timely filed by each of Messrs. Lucia, Hosp, and Ms. Perrin; (ii) two reports covering one transaction each were not timely filed by Mr. Curtin; and (iii) three reports covering one transaction each were not timely filed by Ms. Dragonetti.

OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors knows of no business to be presented at the 2013 Annual Meeting other than as set forth herein. If other matters properly come before the 2013 Annual Meeting, the persons named as proxies will vote on such matters in their discretion.

ANNUAL REPORT

Our 2012 Annual Report on Form 10-K is concurrently being provided or mailed to shareholders. The Annual Report contains our consolidated financial statements and the report thereon of KPMG LLP, independent registered public accounting firm. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

BY ORDER OF THE BOARD OF DIRECTORS



Walter D. Hosp
Chief Financial Officer and
Chief Administrative Officer

Dated: May 22, 2013

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE, AND RETURN THE ACCOMPANYING FORM OF PROXY IN THE ENCLOSED ENVELOPE.

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APPENDIX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made as of this day of , 2013, by and between HMS Holdings Corp., a New York corporation (the "New York Corporation"), and its wholly-owned subsidiary HMS Holdings Corp., a Delaware corporation (the "Delaware Corporation").

WITNESSETH:

WHEREAS, the New York Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of New York; and

WHEREAS, the Delaware Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; and

WHEREAS, the respective Boards of Directors of the New York Corporation and the Delaware Corporation have determined that, for purposes of effecting the reincorporation of the New York Corporation in the State of Delaware, it is advisable, to the advantage of and in the best interests of the Delaware Corporation and its stockholder and the New York Corporation and its shareholders that the New York Corporation merge with and into the Delaware Corporation upon the terms and subject to the conditions herein provided; and

WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the merger described herein to qualify as a reorganization under the provisions of Section 368 of the Code; and

WHEREAS, the respective Boards of Directors of the New York Corporation and the Delaware Corporation and the stockholder of the Delaware Corporation have unanimously adopted and approved this Agreement, and the Board of Directors of the New York Corporation has directed that this Agreement be submitted to the shareholders of the New York Corporation for their consideration.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound, the New York Corporation and the Delaware Corporation hereby agree as follows:

1. *Merger.* Subject to the approval of the shareholders of the New York Corporation in accordance with the New York Business Corporation Law (the "NYBCL"), at such time hereafter as the parties hereto shall mutually agree, the New York Corporation shall be merged with and into the Delaware Corporation (the "Merger"), and the Delaware Corporation shall be the surviving company (hereinafter sometimes referred to as the "Surviving Corporation"). The Merger shall be effective upon (a) the filing of a Certificate of Merger (the "Certificate of Merger") with the office of the New York Secretary of State in accordance with the provisions of Section 904 of the NYBCL; and (b) the filing of a duly certified Certificate of Ownership and Merger (the "Certificate of Ownership and Merger") with the Secretary of State of the State of Delaware in accordance with the applicable provisions of Section 253 of the Delaware General Corporation Law (the "DGCL"); the date and time of the later of such filings being hereinafter referred to as the "Effective Date." Following the due approval of the Merger by the shareholders of the New York Corporation, subject to the provisions of this Agreement, the Certificate of Merger shall be duly executed by the Delaware Corporation and the New York Corporation and thereafter delivered to the office of the Secretary of State of the State of New York, and the Certificate of Ownership and Merger shall be duly executed by the Delaware

Corporation and the New York Corporation and thereafter delivered to the office of the Secretary of State of Delaware.

2. *Governing Documents.*

a. The Certificate of Incorporation of the Delaware Corporation shall be the Certificate of Incorporation of the Surviving Corporation.

b. The Bylaws of the Delaware Corporation shall be the Bylaws of the Surviving Corporation.

3. *Officers and Directors.* The directors of the New York Corporation immediately prior to the Effective Date shall be the directors of the Surviving Corporation and the officers of the New York Corporation immediately prior to the Effective Date shall be the officers of the Surviving Corporation. Such directors and officers will hold office from the Effective Date until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, as the same may be lawfully amended, or as otherwise provided by law.

4. *Succession; Name of Surviving Corporation.* As of the Effective Date, the separate existence of the New York Corporation shall cease and the New York Corporation shall be merged with and into the Delaware Corporation, and the name of the Surviving Corporation shall be "HMS Holdings Corp." As of the Effective Date, the Delaware Corporation shall continue to possess all of its assets, rights, privileges, franchises, powers and property of the New York Corporation as constituted immediately prior to the Effective Date, shall be subject to all actions previously taken by the New York Corporation's Board of Directors and shall succeed, without other transfer, to all of the assets, rights, privileges, franchises, powers and property of New York Corporation in the manner of and as more fully set forth in Section 259 of the Delaware General Corporation Law, and (ii) shall continue to be subject to all of the debts, liabilities and obligations of the New York Corporation as constituted immediately prior to the Effective Date and shall succeed, without other transfer, to all of the debts, liabilities and obligations of the New York Corporation in the same manner as if the Delaware Corporation had itself incurred them, all as more fully provided under the applicable provisions of the Delaware General Corporation Law and the NYBCL.

5. *Further Assistance.* From and after the Effective Date, as and when required by the Delaware Corporation or by its successor and assigns, there shall be executed and delivered on behalf of the New York Corporation such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in the Delaware Corporation the title to and possession of all the property, interests, assets, rights, privileges, immunities, power, franchises and authority of the New York Corporation, and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Delaware Corporation are fully authorized in the name and on behalf of the New York Corporation or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

6. *Manner of Conversion of Securities.*

a. *Common Stock.* At the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of the New York Corporation ("New York Common Stock") outstanding immediately prior to the Effective Time shall be changed and converted into one fully paid and non-assessable share of common stock of the Delaware Corporation ("Delaware Common Stock"). Each share of New York Common Stock issued and outstanding immediately prior to the Effective Date that is restricted or not fully vested shall upon such conversion have the same restrictions or vesting arrangements applicable to such shares as prior to the conversion.

b. *Preferred Stock.* The New York Corporation represents that it has no outstanding shares of Preferred Stock, and will have no outstanding shares of Preferred Stock, at the Effective Date.

c. *Options, Warrants and Stock Purchase Rights.* Upon the Effective Date, the Surviving Corporation shall assume and continue the stock option plans and all other employee benefit, profit sharing and incentive compensation plans of the New York Corporation. Each outstanding and unexercised option, warrant, and stock purchase right (each, a "Derivative Security") of the New York Corporation shall become a Derivative Security of the Surviving Corporation on the basis of one share of the Delaware Common Stock for each share of New York Common Stock issuable pursuant to any such Derivative Security, on the same terms and conditions applicable to any such New York Corporation Derivative Security at the Effective Date of Merger. The exercise price for each share of Delaware Common Stock issuable pursuant to any such Derivative Security shall be equal to the exercise price applicable to any such New York Corporation Derivative Security at the Effective Date. No fractional Derivative Security shall be issued upon the exchange of any Derivative Security of the New York Corporation for a Derivative Security of the Delaware Corporation.

d. *Reserved Shares.* A number of shares of the Surviving Corporation's Common Stock shall be reserved for issuance upon the exercise of Derivative Securities equal to the number of shares of New York Common Stock so reserved immediately prior to the Effective Date.

e. *New York Corporation Repurchase Rights.* All outstanding rights of the New York Corporation that it may hold immediately prior to the Effective Date to repurchase unvested shares of New York Common Stock (the "Repurchase Options") shall be assigned to the Delaware Corporation in the Merger and shall thereafter be exercisable by the Delaware Corporation upon the same terms and conditions in effect immediately prior to the Effective Date.

7. *Outstanding Stock of the Delaware Corporation.* At the Effective Date, the 1,000 shares of the Delaware Common Stock presently issued and outstanding in the name of the New York Corporation shall be canceled and retired and resume the status of authorized and unissued shares of Delaware Common Stock, and no shares of Delaware Common Stock or other securities of Delaware Common Stock shall be issued in respect thereof.

8. *Stock Certificates.* From and after the Effective Date, all of the outstanding certificates which prior to that time represented shares of capital stock of the New York Corporation shall be deemed for all purposes to evidence ownership and to represent the shares of capital stock of the Delaware Corporation into which such shares of the New York Corporation represented by such certificates have been converted as herein provided. The registered owner on the books and records of the Delaware Corporation or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Delaware Corporation or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of capital stock of the Delaware Corporation evidenced by such outstanding certificates as above provided. Each certificate representing capital stock of the Surviving Corporation so issued in the Merger shall bear the same legends,

if any, with respect to the restrictions on transferability as the certificates of the New York Corporation so converted and given in exchange therefor, unless otherwise determined by the Board of Directors of the Surviving Corporation in compliance with applicable laws, and any additional legends required by applicable Blue Sky laws. If any certificate for shares of the Delaware Corporation stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, that such transfer otherwise be proper and that the person requesting such transfer pay to the exchange agent any transfer or other taxes payable by reason of the issuance of such new certificate in a name other than that of the registered holder of the certificate surrendered or establish to the satisfaction of the Delaware Corporation that such tax has been paid or is not payable.

9. *Validity of Delaware Common Stock.* All shares of Delaware Common Stock into which New York Common Stock is to be converted pursuant to the Merger shall not be subject to any statutory or contractual preemptive rights, shall, when issued, be validly issued, fully paid and non-assessable and shall be issued in full satisfaction of all rights pertaining to such New York Common Stock.

10. *Rights of Former Holders.* From and after the Effective Date, no holder of certificates which evidenced New York Common Stock immediately prior to the Effective Date shall have any rights with respect to the shares formerly evidenced by those certificates, other than the right to receive the shares of Delaware Common Stock into which such New York Common Stock shall have been converted pursuant to the Merger.

11. *Abandonment and Termination.* At any time before the Effective Date, this Agreement may be terminated and the Merger may be abandoned by the Board of Directors of either the New York Corporation or the Delaware Corporation or both, notwithstanding approval of this Agreement by the sole stockholder of the Delaware Corporation and the stockholders of the New York Corporation.

12. *Third Parties.* Except as provided in this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto or their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

13. *Covenants of Delaware Corporation.* The Delaware Corporation covenants and agrees that it will, on or before the Effective Date of Merger:

(a) qualify to do business as a foreign corporation in the State of New York and in connection therewith irrevocably appoint an agent for service of process as required under the provisions of the NYBCL;

(b) file any and all documents with the New York Division of Corporations necessary for the assumption by the Delaware Corporation of all of the franchise tax liabilities of the New York Corporation; and

(c) take such other actions as may be required by the NYBCL in connection with the Merger.

14. *Registered Office.* The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 1010, in the City of Dover, County of Kent, 19904. The name of its registered agent at that address is National Registered Agents, Inc.

15. *Agreement.* Executed copies of this Agreement shall be on file at the principal place of business of the Surviving Corporation at 401 Park Avenue South, New York, New

York 10016, and copies thereof shall be furnished to any stockholder of either Constituent Corporation, upon request and without cost.

16. *Governing Law.* This Agreement shall in all respects be construed, interpreted and enforced in accordance with and governed by the laws of the State of Delaware.

17. *Approval of New York Corporation as Sole Stockholder.* By its execution and delivery of this Agreement, the New York Corporation, as sole stockholder of the Delaware Corporation, consents to, approves and adopts this Agreement and the Plan of Merger, and approves the Merger. The New York Corporation agrees to execute such instruments as may be necessary or desirable to evidence its approval and adoption of this Agreement, the Plan of Merger attached as *Exhibit A*, and the Merger as the sole stockholder of the Delaware Corporation.

18. *Expenses.* The Surviving Corporation shall pay all expenses of carrying this Agreement into effect and accomplishing the Merger.

19. *Effective Date.* This Agreement and Plan of Merger shall be effective as of the date of filing of a counterpart of this Agreement or a Certificate of Ownership with the State of Delaware.

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed as of this day and year first above written.

HMS HOLDINGS CORP., a New York corporation

By: ______________________________

Name: William C. Lucia
Title: *Chief Executive Officer*

ATTEST:

By: ______________________________

Walter D. Hosp,
Chief Financial Officer

HMS HOLDINGS CORP., a Delaware corporation

By: ______________________________

Name: William C. Lucia
Title: *Chief Executive Officer*

ATTEST:

By: ______________________________

Walter D. Hosp,
Chief Financial Officer

Exhibit A
to Merger Agreement

PLAN OF MERGER

The following corporations are parties to this Plan of Merger: (i) HMS Holdings Corp., a New York Corporation (the "New York Corporation") and (ii) HMS Holdings Corp., a Delaware corporation (the "Delaware Corporation").

1. The New York Corporation owns all of the outstanding shares of the Delaware Corporation.

2. The New York Corporation shall be merged with and into the Delaware Corporation (the "Merger").

3. All of the shares of the Delaware Corporation outstanding immediately prior to the Merger shall thereupon be canceled.

4. Upon the Merger, each outstanding share of common stock, $0.01 par value per share, of the New York Corporation ("New York Common Stock") shall be converted into one share of common stock, $0.01 par value per share, of the Delaware Corporation ("Delaware Common Stock").

5. Each holder of shares of the New York Corporation may thereupon surrender the share certificate or certificates to the Secretary of the Delaware Corporation and shall be entitled to receive in exchange therefor a certificate or certificates representing the number of shares into which the shares theretofore represented by a certificate or certificates so surrendered shall have been converted.

6. Upon the Merger, each outstanding and unexercised option, warrant, or other right to purchase New York Common Stock shall become an option, warrant, or other right to purchase Delaware Common Stock on the basis of one share of Delaware Common Stock for each share of New York Common Stock issuable pursuant to any such option, warrant, or other stock purchase right, on the same terms and conditions applicable to any such the New York Corporation option, warrant, or other stock purchase right.

7. The officers and directors of the New York Corporation immediately preceding the Merger shall be the officers and directors of the Delaware Corporation immediately following the Merger.

8. The Certificate of Incorporation of the Delaware Corporation as in effect immediately preceding the Merger shall continue in full force and effect as the Certificate of Incorporation of the surviving corporation.

9. The Bylaws of the Delaware Corporation as in effect immediately preceding the Merger shall continue in full force and effect as the Bylaws of the surviving corporation.

10. The name of the surviving corporation shall be "HMS Holdings Corp.", a Delaware corporation.

11. This Plan of Merger shall be effective as of the date of filing of a Certificate of Ownership with the State of Delaware.

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APPENDIX B

CERTIFICATE OF INCORPORATION

OF

HMS HOLDINGS CORP.

FIRST: The name of the Corporation is HMS Holdings Corp.

SECOND: The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 1010, in the City of Dover, County of Kent, 19904. The name of its registered agent at that address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 130,000,000 shares, consisting of (i) 125,000,000 shares of Common Stock, $0.01 par value per share ("Common Stock"), and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A *COMMON STOCK.*

1. *General.* The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

2. *Voting.* The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; *provided*, *however*, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation. There shall be no cumulative voting.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

3. *Dividends.* Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then outstanding Preferred Stock.

4. *Liquidation.* Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

B *PREFERRED STOCK.*

Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the General Corporation Law of the State of Delaware, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

FIFTH: Except as otherwise provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

SIXTH: In furtherance and not in limitation of the powers conferred upon it by the General Corporation Law of the State of Delaware, and subject to the terms of any series of Preferred Stock and stockholder approval when required, the Board of Directors shall have the power to adopt, amend, alter or repeal the By-laws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors at which a quorum is present. The stockholders may not adopt, amend, alter or repeal the By-laws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Certificate of Incorporation or the By-laws, by the affirmative vote of the holders of a majority of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article SIXTH.

SEVENTH: Except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

EIGHTH: The Corporation shall provide indemnification as follows:

1. *Actions, Suits and Proceedings Other than by or in the Right of the Corporation.* The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2. *Actions or Suits by or in the Right of the Corporation.* The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

3. *Indemnification for Expenses of Successful Party.* Notwithstanding any other provisions of this Article EIGHTH, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article EIGHTH, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or *nolo contendere* by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his or her conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

4. *Notification and Defense of Claim.* As a condition precedent to an Indemnitee's right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article EIGHTH. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article EIGHTH for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

5. *Advance of Expenses.* Subject to the provisions of Section 6 of this Article EIGHTH, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article EIGHTH, any expenses (including attorneys' fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; *provided, however,* that the payment of such expenses incurred

by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article EIGHTH; and *provided further* that no such advancement of expenses shall be made under this Article EIGHTH if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6. *Procedure for Indemnification and Advancement of Expenses.* In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article EIGHTH, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article EIGHTH (and none of the circumstances described in Section 4 of this Article EIGHTH that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article EIGHTH, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7. *Remedies.* The right to indemnification or advancement of expenses as granted by this Article EIGHTH shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article EIGHTH that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. In any suit brought by Indemnitee to enforce a right to indemnification, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall have the burden of proving that Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article EIGHTH. Indemnitee's expenses (including attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification hereunder it shall be a defense that the Indemnitee has not

met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware.

8. *Limitations.* Notwithstanding anything to the contrary in this Article EIGHTH, except as set forth in Section 7 of this Article EIGHTH, the Corporation shall not indemnify an Indemnitee pursuant to this Article EIGHTH in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article EIGHTH, the Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification payments to the Corporation to the extent of such insurance reimbursement.

9. *Subsequent Amendment.* No amendment, termination or repeal of this Article EIGHTH or of the relevant provisions of the General Corporation Law of the State of Delaware or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10. *Other Rights.* The indemnification and advancement of expenses provided by this Article EIGHTH shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article EIGHTH shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article EIGHTH. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article EIGHTH.

11. *Partial Indemnification.* If an Indemnitee is entitled under any provision of this Article EIGHTH to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

12. *Insurance.* The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have

the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

13. *Savings Clause.* If this Article EIGHTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article EIGHTH that shall not have been invalidated and to the fullest extent permitted by applicable law.

14. *Definitions.* Terms used herein and defined in Section 145(h) and Section 145(i) of the General Corporation Law of the State of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

NINTH: This Article NINTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.

1. *General Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. *Number of Directors; Election of Directors.* Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be established by the Board of Directors. Election of directors need not be by written ballot, except as and to the extent provided in the By-laws of the Corporation.

3. *Classes of Directors.* Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board of Directors shall be and is divided into two classes, designated Class I and Class II. Each class shall consist, as nearly as may be possible, of one-half of the total number of directors constituting the entire Board of Directors, with Class I containing the unequal number of directors, if necessary. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I or Class II at the time such classification becomes effective.

4. *Terms of Office.* Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the second annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; *provided* that each director initially assigned to Class I shall serve for a term expiring at the Corporation's first annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; and each director initially assigned to Class II shall serve for a term expiring at the Corporation's second annual meeting of stockholders held after the effectiveness of this Certificate of Incorporation; *provided further*, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.

5. *Quorum.* The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2 of this Article NINTH shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

6. *Action at Meeting.* Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors unless a greater number is required by law or by this Certificate of Incorporation.

7. *Removal.* Subject to the rights of holders of any series of Preferred Stock, directors of the Corporation may be removed with or without cause and only by the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors. Any director may be removed for cause by a vote of the majority of directors present at a meeting duly held at which a quorum is present.

8. *Vacancies.* Subject to the rights of holders of any series of Preferred Stock, any vacancy or newly created directorship in the Board of Directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director's earlier death, resignation or removal.

9. *Stockholder Nominations and Introduction of Business, Etc.* Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the By-laws of the Corporation.

10. *Amendments to Article.* Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article NINTH.

TENTH: Stockholders of the Corporation may not take any action by written consent in lieu of a meeting unless written consents of all of the votes which stockholders would be entitled to cast in any annual election of directors are received by the Corporation in accordance with the By-laws of the Corporation.

ELEVENTH: Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board or the Chief Executive Officer in accordance with the By-laws of the Corporation. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the By-laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article ELEVENTH.

IN WITNESS WHEREOF, this Certificate of Incorporation, which has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, has been executed by its duly authorized officer this [ ] day of [ ], 2013.

HMS HOLDINGS CORP.

By: ______________________________

Name:
Title: *President*

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APPENDIX C

BY-LAWS

OF

HMS HOLDINGS CORP.

TABLE OF CONTENTS

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ARTICLE I

STOCKHOLDERS

1.1 *Place of Meetings.* All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President or, if not so designated, at the principal office of the corporation.

1.2 *Annual Meeting.* The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 *Special Meetings.* Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board or the Chief Executive Officer. Such special meetings shall be called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer at the request in writing from Eligible Holders (as defined below) of at least thirty percent (30%) of the capital stock of the corporation issued and outstanding and entitled to vote. "Eligible Holder" means any record holder of outstanding shares of common stock of the corporation that (i) is making such request on its own behalf (and not on behalf of a beneficial owner of such common stock), or (ii) is making such request on behalf of a beneficial owner of such common stock, provided that, in the case of this clause (ii), such request must be accompanied by proof of such beneficial ownership in a form that would be sufficient to prove eligibility to submit a stockholder proposal under paragraph (b) of Rule 14a-8 promulgated under the Exchange Act, or any successor rule. In determining whether requests to call a special meeting have been received from Eligible Holders of at least 30% of the outstanding shares of common stock of the corporation, separate requests to call a special meeting will not be considered together if they relate to different items of business. Subject to paragraph 1.3(d) below, business transacted at any special meeting of stockholders shall be limited to the proposals set forth in the notice of such meeting. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(a) A written request from a stockholder to call a special meeting shall not be effective unless it is signed and dated by a stockholder of record and unless it includes (i) all of the information and representations (including any required supplements) described in Section 1.10 of these By-laws if such business relates to the election of directors and (ii) all of the information and representations (including any required supplements) described in Section 1.11 of these By-laws in the case of all other business. A stockholder may revoke a request to call a special meeting by written revocation delivered to the secretary at any time prior to the special meeting; provided, however, that if as a result of such revocation(s), there no longer are requests to call a special meeting from Eligible Holders of at least 30% of the outstanding common stock of the corporation, the board of directors shall have the discretion to determine whether or not to proceed with the special meeting.

(b) A written request from a stockholder to call a special meeting shall be ineffective if (1) it relates to an item of business that is not a proper subject for stockholder action under applicable law, (2) such request is delivered between the time beginning on the 61st calendar day after the earliest date of signature on a written request that has been delivered to the secretary relating to an item of business (other than the election of directors) that is identical or substantially similar (a "Similar Item") to an item of business included in such request and ending on the one-year anniversary of such earliest date, (3) a Similar Item will be submitted for stockholder approval at any stockholder meeting to be held on or before the 90th calendar day after the secretary receives such written request, or (4) a Similar Item has been presented at the most recent annual meeting or at any special meeting held within one year prior to receipt by the secretary of such request to call a special meeting.

(c) The board of directors shall determine in good faith whether the requirements set forth in paragraph 1.3(b) have been satisfied. The secretary shall determine in good faith whether all other requirements set forth in this subsection have been satisfied. Any determination made pursuant to this paragraph 1.3(c) shall be binding on the corporation and its stockholders.

(d) The board of directors shall determine the place, and fix the date and time, of any stockholder-requested special meeting. The board of directors may submit its own proposal or proposals for consideration at a stockholder-requested special meeting. The record date for such meeting shall be fixed in accordance with Section 213 (or its successor provisions) of the General Corporation Law of Delaware and in accordance with Section 4.5 of these By-laws.

1.4 *Notice of Meetings.* Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 *Voting List.* The Secretary shall prepare, at least 10 calendar days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 calendar days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 *Quorum.* Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the holders of a majority in voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 *Adjournments.* Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these By-laws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 calendar days if the time and place of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8 *Voting and Proxies.* Each stockholder shall have one vote for each share of stock entitled to vote and held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary of the corporation. No such proxy shall be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 *Action at Meeting.* When a quorum is present at any meeting, any matter to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these By-laws. A nominee for director shall be elected by the stockholders at such meeting if the votes cast "for" such nominee's election exceed the votes cast "against" such nominee's election (with "abstentions" and "broker non-votes" not counted as a vote either "for" or "against" that director's election); provided, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 1.10 of these By-laws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth business day before the corporation first mails its notice of meeting to the stockholders. No amendment to these By-laws shall alter, change or repeal any of the foregoing provisions of this Section 1.9 unless such proposed amendment shall receive the affirmative vote of the holders of not less than 51% of the outstanding shares of capital stock of the corporation entitled to vote at an election of directors.

1.10 *Nomination of Directors.*

(a) Except for (1) any directors entitled to be elected by the holders of preferred stock, (2) any directors elected in accordance with Section 2.9 hereof by the Board of Directors to fill a vacancy or newly-created directorship or (3) as otherwise required by applicable law or stock exchange regulation, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election as directors.

Nomination for election to the Board of Directors at a meeting of stockholders may be made (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who (x) timely complies with the notice procedures in Section 1.10(b), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting.

(b) To be timely, a stockholder's notice must be received in writing by the Secretary at the principal executive offices of the corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 calendar days, or delayed by more than 60 calendar days, from the first anniversary of the preceding year's annual meeting, a stockholder's notice must be so received not earlier than the 120th calendar day prior to such annual meeting and not later than the close of business on the later of (A) the 90th calendar day prior to such annual meeting and (B) the tenth calendar day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that the Board of Directors, the Chairman of the Board or the Chief Executive Officer has determined, in accordance with Section 1.3, that directors shall be elected at such special meeting and provided further that the nomination made by the stockholder is for one of the director positions that the Board of Directors, the Chairman of the Board or the Chief Executive Officer, as the case may be, has determined will be filled at such special meeting, not earlier than the 120th calendar day prior to such special meeting and not later than the close of business on the later of (x) the 90th calendar day prior to such special meeting and (y) the tenth calendar day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder's notice.

The stockholder's notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person's name, age, business address and, if known, residence address, (2) such person's principal occupation or employment, (3) the class and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the "registrant" for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (2) the class and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the corporation, (5) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials). Not later than 10 calendar days after the record date for the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice in order to provide updated information as of the record date. In addition, to be effective, the stockholder's notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected. The corporation may require any proposed nominee to furnish such other information as the corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the corporation or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules. A stockholder shall not have complied with this Section 1.10(b) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies in support of such stockholder's nominee in contravention of the representations with respect thereto required by this Section 1.10.

(c) The chairman of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee in compliance with the representations with respect thereto required by this Section 1.10), and if the chairman should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chairman shall so declare to the meeting and such nomination shall not be brought before the meeting.

(d) Except as otherwise required by law, nothing in this Section 1.10 shall obligate the corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the Board of Directors information with respect to any nominee for director submitted by a stockholder.

(e) Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the corporation. For purposes of this Section 1.10, to be considered a "qualified representative of the stockholder", a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.

(f) For purposes of this Section 1.10, "public disclosure" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

1.11 *Notice of Business at Meetings.*

(a) At any meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a special meeting, business must be brought before the meeting in accordance with Section 1.3, Section 1.10 or Section 1.11 of these By-laws. To be properly brought before an annual or special meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (2) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a stockholder. For business to be properly brought before an annual or special meeting by a stockholder, (i) if such business relates to the nomination of a person for election as a director of the corporation, the procedures in Section 1.10 must be complied with and (ii) if such business relates to any other matter, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must (x) have given timely notice thereof in writing to the Secretary in accordance with the procedures in Section 1.11(b), (y) be a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual or special meeting and (z) be entitled to vote at such annual or special meeting.

(b) To be timely, a stockholder's notice must be received in writing by the Secretary at the principal executive offices of the corporation as follows: (i) in the case of an annual meeting, not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 calendar days, or delayed by more than 60 calendar days, from the first anniversary of the preceding year's annual meeting, a stockholder's notice must be so received not earlier than the 120th calendar day prior to such annual meeting and not later than the close of business on the later of (A) the 90th calendar day prior to such annual meeting and (B) the tenth calendar day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs; or (ii) in the case of a special meeting of stockholders, not earlier than the 120th calendar day prior to such special meeting and not later than the close of business on the later of (x) the 90th calendar day prior to such special meeting and (y) the tenth calendar day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of a stockholders' meeting (or the public announcement thereof) commence a new time period (or extend any time period) for the giving of a stockholder's notice. In no event shall the adjournment or postponement of a stockholders' meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder's notice.

The stockholder's notice to the Secretary shall set forth: (A) as to each matter the stockholder proposes to bring before the meeting (1) a brief description of the business desired to be brought before the meeting, (2) the text of the proposal (including the exact text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the By-laws, the exact text of the proposed amendment), and (3) the reasons for conducting such business at the annual meeting, and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made (1) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (2) the class and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any material interest of such stockholder or such beneficial owner and the respective affiliates and associates of, or others acting in concert with, such stockholder or such beneficial owner in such business, (4) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and any other person or persons (including their names) in connection with the proposal of such business or who may participate in the solicitation of proxies in favor of such proposal, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the corporation, (6) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the business proposed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (7) a representation that such stockholder and/or such beneficial owner intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (8) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock required to approve or adopt the proposal (and such representation shall be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies from stockholders in support of such proposal (and such representation shall be included in any such solicitation materials). Not later than 10 calendar days after the record date for the meeting, the information required by Items (A)(3) and (B)(1)-(6) of the prior sentence shall be supplemented by the stockholder giving the notice in order to provide updated information as of the record date. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at any meeting of stockholders except in accordance with the procedures in this Section 1.11; provided that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Exchange Act and is to be included in the corporation's proxy statement for an annual meeting of stockholders shall be deemed to comply with the notice requirements of this Section 1.11. A stockholder shall not have complied with this Section 1.11(b) if the stockholder (or beneficial owner, if any, on whose behalf the proposal is made) solicits or does not solicit, as the case may be, proxies in support of such stockholder's proposal in contravention of the representations with respect thereto required by this Section 1.11.

(c) The chairman of any meeting shall have the power and duty to determine whether business was properly brought before the meeting in accordance with the provisions of this Section 1.11 (including whether the stockholder or beneficial owner, if any, on whose behalf the proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's proposal in compliance with the representation with respect thereto required by this Section 1.11), and if the chairman should determine that business was not properly brought before the meeting in accordance with the provisions of this Section 1.11, the chairman shall so declare to the meeting and such business shall not be brought before the annual meeting.

(d) Except as otherwise required by law, nothing in this Section 1.11 shall obligate the corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the corporation or the Board of Directors information with respect to any proposal submitted by a stockholder.

(e) Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present business, such business shall not be considered, notwithstanding that proxies in respect of such business may have been received by the corporation.

(f) For purposes of this Section 1.11, the terms "qualified representative of the stockholder" and "public disclosure" shall have the same meaning as in Section 1.10.

1.12 *Conduct of Meetings.*

(a) Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(c) The chairman of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.

(d) In advance of any meeting of stockholders, the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the corporation. Each inspector, before entering upon the discharge of such inspector's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.

1.13 *Consent Solicitation.*

(a) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 calendar days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 calendar days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 1.13(a)). If no record date has been fixed by the Board of Directors pursuant to the first sentence of this Section 1.13(a) or otherwise within 10 calendar days of the date on which such a written request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date after the expiration of such 10-day time period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b) In the event of the delivery, in the manner provided by this Section 1.13 and applicable law, to the corporation of a written consent or consents purporting to authorize or take corporate action and/or related revocations, which for the avoidance of doubt shall be all of the voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote, (such written consent or consents together with any related revocations is referred to in this section as a "Consent"), the Secretary shall provide for the safekeeping of such Consent and shall immediately appoint duly qualified and independent inspectors to: (i) conduct promptly such reasonable ministerial review as such inspectors deem necessary or appropriate for the purpose of ascertaining the sufficiency and validity of such Consent and all matters incident thereto, including whether holders of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; and (ii) deliver to the Secretary a written report regarding the foregoing. For the purpose of permitting the inspector or inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspector or inspectors have completed their review, determined that the requisite number of valid and unrevoked consents, which for the avoidance of doubt shall be all of the voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote, delivered to the corporation in accordance with this Section 1.13 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the corporation kept for the purpose of recording the proceedings of meetings of stockholders. If after such investigation and report the Secretary shall determine that the Consent is valid and that holders of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent, that fact shall be certified on the records of the corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action. Nothing contained in this Section 1.13 shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspector or inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

ARTICLE II

DIRECTORS

2.1 *General Powers.* The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 *Number, Election and Qualification.* Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the corporation shall be established by the Board of Directors. Election of directors need not be by written ballot. Directors need not be stockholders of the corporation.

2.3 *Chairman of the Board; Vice Chairman of the Board.* The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman of the Board is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these By-laws. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman's absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

2.4 *Classes of Directors.* Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board of Directors shall be and is divided into two classes: Class I and Class II. Each class shall consist, as nearly as may be possible, of one-half of the total number of directors constituting the entire Board of Directors, with Class I containing the unequal number of directors, if necessary. The allocation of directors among classes shall be determined by resolution of the Board of Directors.

2.5 *Terms of Office.* Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the second annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the corporation's first annual meeting of stockholders held after the effectiveness of these By-laws; and each director initially assigned to Class II shall serve for a term expiring at the corporation's second annual meeting of stockholders held after the effectiveness of these By-laws; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.

2.6 *Quorum.* The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board of Directors pursuant to Section 2.2 of these By-laws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.7 *Action at Meeting.* Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.8 *Removal.* Subject to the rights of holders of any series of Preferred Stock, directors of the corporation may be removed, with or without cause, and only by the affirmative vote of the holders of a majority of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors. Any director may be removed for cause by a vote of the majority of directors present a meeting duly held at which a quorum is present.

2.9 *Vacancies.* Subject to the rights of holders of any series of Preferred Stock, any vacancy or newly-created directorship on the Board of Directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor or until such director's earlier death, resignation or removal.

2.10 *Resignation.* Any director may resign by delivering a resignation in writing or by electronic transmission to the corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.11 *Regular Meetings.* Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.12 *Special Meetings.* Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.13 *Notice of Special Meetings.* Notice of the date, place and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.14 *Meetings by Conference Communications Equipment.* Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.15 *Action by Consent.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.16 *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these By-laws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these By-laws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.17 *Compensation of Directors.* Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

ARTICLE III

OFFICERS

3.1 *Titles.* The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 *Election.* The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 *Qualification.* No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 *Tenure.* Except as otherwise provided by law, by the Certificate of Incorporation or by these By-laws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 *Resignation and Removal.* Any officer may resign by delivering a written resignation to the corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the corporation.

3.6 *Vacancies.* The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 *President; Chief Executive Officer.* Unless the Board of Directors has designated another person as the corporation's Chief Executive Officer, the President shall be the Chief Executive Officer of the corporation. The Chief Executive Officer shall have general charge and supervision of the business of the corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 *Vice Presidents.* Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 *Secretary and Assistant Secretaries.* The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 *Treasurer and Assistant Treasurers.* The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the corporation, to deposit funds of the corporation in depositories selected in accordance with these By-laws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the corporation.

The Assistant Treasurers shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Treasurer.

3.11 *Salaries.* Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 *Delegation of Authority.* The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 *Issuance of Stock.* Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any shares of the authorized capital stock of the corporation held in the corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 *Stock Certificates; Uncertificated Shares.* The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation's stock shall be uncertificated shares. Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these By-laws, applicable securities laws or any agreement among any number of stockholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 *Transfers.* Shares of stock of the corporation shall be transferable in the manner prescribed by law and in these By-laws. Transfers of shares of stock of the corporation shall be made only on the books of the corporation or by transfer agents designated to transfer shares of stock of the corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these By-laws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these By-laws.

4.4 *Lost, Stolen or Destroyed Certificates.* The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5 *Record Date.* The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 calendar days before the date of such meeting, nor more than 60 calendar days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders for any other purpose (other than stockholder action by consent) shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 *Regulations.* The issue, transfer, conversion and registration of shares of stock of the corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE V

GENERAL PROVISIONS

5.1 *Fiscal Year.* Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 *Corporate Seal.* The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 *Waiver of Notice.* Whenever notice is required to be given by law, by the Certificate of Incorporation or by these By-laws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 *Voting of Securities.* Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this corporation.

5.5 *Evidence of Authority.* A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 *Certificate of Incorporation.* All references in these By-laws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7 *Severability.* Any determination that any provision of these By-laws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these By-laws.

5.8 *Pronouns.* All pronouns used in these By-laws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE VI

AMENDMENTS

Except as specifically provided herein, these By-laws may be altered, amended or repealed, in whole or in part, or new By-laws may be adopted by the Board of Directors or by a majority vote of the stockholders.

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